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TABLE OF CONTENTS 2

Confidential draft submitted to the Securities and Exchange Commission on November 25, 2014 (Amendment No. 1)

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

National Storage Affiliates Trust
(Exact name of registrant as specified in its governing instruments)

National Storage Affiliates Trust
5200 DTC Parkway
Suite 200
Greenwood Village, Colorado 80111
(720) 630-2600
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Arlen D. Nordhagen
Chief Executive Officer
National Storage Affiliates Trust
5200 DTC Parkway
Suite 200
Greenwood Village, Colorado 80111
(720) 630-2600
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Jay L. Bernstein, Esq. Andrew S. Epstein, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	Julian Kleindorfer, Esq. Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 Tel (213) 485-1234 Fax (213) 891-8763

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)

Common shares, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of common shares that may be sold if the option to purchase additional shares granted by the Registrant to the underwriters is exercised.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these common shares until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these common shares and it is not soliciting an offer to buy these common shares in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus, dated November     , 2014

PROSPECTUS

Shares

National Storage Affiliates Trust

Common Shares of Beneficial Interest

        This is our initial public offering. We are offering            common shares of beneficial interest, $0.01 par value per share. We expect the initial public offering price of our common shares to be between $      and $      per share. Prior to this offering, there has been no public market for our common shares. We intend to apply to have our common shares listed on the New York Stock Exchange, under the symbol "NSA."

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012.

        We intend to elect and qualify to be taxed as a real estate investment trust, or a REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2015. To assist us in qualifying as a REIT, among other purposes, shareholders are generally restricted from owning more than 9.8% by value or number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares. Our declaration of trust contains various other restrictions on the ownership and transfer of our shares, see "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer."

        Investing in our common shares involves risks that are described in the "Risk Factors" section beginning on page 26 of this prospectus.

	Per share	Total

Initial public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses,(1) to us	$	$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriters.

        We have granted the underwriters the option to purchase up to            additional common shares from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares sold in this offering will be ready for delivery on or about                        , 2015.

Jefferies	Morgan Stanley	Wells Fargo Securities

The date of this prospectus is                        , 2015

        You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common shares.

i

MARKET AND INDUSTRY DATA AND FORECASTS

        Certain market and industry data included in this prospectus has been obtained from third-party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

CERTAIN DEFINED TERMS

        Except where the context suggests otherwise, references in this prospectus to (1) "NSA," "our company," "we," "us" and "our" refer to National Storage Affiliates Trust, a Maryland real estate investment trust, together with its subsidiaries, (2) "our operating partnership" or "our operating partnership subsidiary" refer to NSA OP, LP, a Delaware limited partnership, together with its subsidiaries, and (3) "our predecessor" refer to the combined subsidiaries of SecurCare Self Storage, Inc. In addition, unless the context otherwise requires, the following terms used throughout this prospectus have the following meanings:

CAD	cash available for distribution as defined in the operating partnership agreement
common shares	our company's common shares of beneficial interest, $0.01 par value per share contributed portfolio

with respect to each PRO, the portfolio of properties that such PRO manages on our behalf, which were (i) contributed by such PRO to us or (ii) sourced by such PRO from a third-party seller and acquired by us

DownREIT partnerships

limited partnership subsidiaries of our operating partnership that issue units of limited partner interest intended to be economically equivalent to the OP units and subordinated performance units issued by our operating partnership exclusive MSA

an MSA granted to a PRO wherein our operating partnership has agreed not to acquire additional self-storage properties in such MSA without first offering such PRO the opportunity to co-invest in, and manage, such properties

Guardian	Guardian Storage Centers, LLC and its controlled affiliates
in-place portfolio

248 self-storage properties that our company owns or expects to acquire prior to or concurrently with the completion of this offering and the formation transactions. These properties are located in 16 states, comprise approximately 13.8 million rentable square feet and are configured in over 100,000 storage units

LTIP units	long-term incentive plan units in our operating partnership
Move It	Move It Self Storage, LP and its controlled affiliates
MSA	metropolitan statistical area
NOI	net operating income

ii

non-exclusive MSA	an MSA granted to a PRO that may in the future, at the option of our operating partnership, become a shared MSA
Northwest	Kevin Howard Real Estate Inc., d/b/a Northwest Self Storage and its controlled affiliates
operating partnership agreement	the Third Amended and Restated Limited Partnership Agreement of our operating partnership
Optivest	Optivest Properties, LLC and its controlled affiliates
OP units	common equity interests in our operating partnership or DownREIT partnerships pipeline

114 self-storage properties, comprising approximately 7.5 million rentable square feet. Of these, one is a property that our company has under contract to acquire, 28 are properties in which our PROs have a controlling ownership interest that we have a right to acquire (i) in the event that our PRO seeks to transfer such interest or (ii) upon maturity of outstanding indebtedness encumbering such property so long as the occupancy of such property is consistent with average local market levels at such time, 20 are properties in which our PROs currently have an ownership interest but do not control, and 65 are properties that our PROs manage without an ownership interest. With respect to the 113 properties in our pipeline that are not under contract to be acquired, there can be no assurance that definitive agreements relating to the acquisition of these properties will be entered into by our company and the current property owner(s). All such pipeline properties are subject to additional due diligence by our company, the determination by us to pursue the acquisition of the property and the decision of the current owner(s) to contribute the property to our company. There can be no assurance that we will be able to acquire any of the properties in our pipeline

PROs	our participating regional operators, which currently consist of Guardian, Move It, Northwest, Optivest, SecurCare, and Storage Solutions
same store portfolio	properties owned and operated for the entirety of the applicable periods presented
SecurCare	SecurCare Self Storage, Inc. and its controlled affiliates
shared MSA

an MSA granted to more than one PRO wherein our operating partnership has agreed not to acquire additional self-storage properties in such MSA without first offering one of the PROs, in our operating partnership's discretion, the opportunity to co-invest in, and manage, such properties, and if such first PRO declines, our operating partnership must offer the same opportunity to a different PRO assigned to the shared MSA

subordinated performance units	subordinated performance units in our operating partnership or DownREIT partnerships
Storage Solutions	Arizona Mini Storage Management Company d/b/a Storage Solutions and its controlled affiliates

iii

 PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common shares. You should carefully read the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. Certain technical and other terms used in this prospectus are defined under the heading "Certain Defined Terms" on p. ii above.

        Unless otherwise indicated, the information contained in this prospectus assumes that (1) the formation transactions described under "The Formation and Structure of our Company" have been completed, (2) the common shares to be sold in the offering are sold at $            per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, and (3) the underwriters' option to purchase additional shares is not exercised.

Company Overview

Our Company

        National Storage Affiliates Trust is a Maryland real estate investment trust focused on the ownership, operation, and acquisition of self-storage properties located within the top 100 metropolitan statistical areas, or MSAs, throughout the United States. According to the 2014 Self-Storage Almanac, we are the sixth largest owner and operator of self-storage properties and the largest privately-owned operator of self-storage properties in the United States based on number of properties, units, and rentable square footage. Upon the completion of this offering and the formation transactions, we expect to own 248 self-storage properties, which we refer to as our in-place portfolio. Our in-place portfolio is located in 16 states, comprises approximately 13.8 million rentable square feet and is configured in over 100,000 storage units. In addition, we have a pipeline of potential acquisitions consisting of 114 properties, comprising approximately 7.5 million rentable square feet.

        Our chief executive officer, Arlen D. Nordhagen, co-founded SecurCare Self Storage, Inc. in 1988 to invest in and manage self-storage properties. While growing SecurCare to over 150 self-storage properties, Mr. Nordhagen recognized a market opportunity for a differentiated public self-storage REIT that would leverage the benefits of national scale by integrating multiple experienced regional self-storage operators with local operational focus and expertise. We believe that his vision, which is the foundation of our company, aligns the interests of regional self-storage operators with those of public shareholders by allowing the operators to participate alongside shareholders in the financial performance of our company and their contributed portfolios. A key component of this strategy is to capitalize on the local market expertise and knowledge of regional self-storage operators by maintaining the continuity of their roles as property managers.

        We believe that our structure creates the right financial incentives to accomplish these objectives. We require our participating regional operators, or PROs, to exchange the self-storage properties they contribute to our company for a combination of common equity interests, or OP units, and subordinated performance units in our operating partnership or DownREIT partnerships. OP units, which are economically equivalent to our common shares, create alignment with the performance of our company as a whole. Subordinated performance units, which are linked to the performance of specific contributed portfolios, incentivize our PROs to drive operating performance and support the sustainability of the operating cash flow, generated by the contributed self-storage properties that they continue to manage on our behalf. Because subordinated performance unit holders receive distributions only after portfolio-specific minimum performance thresholds are satisfied, subordinated performance units play a key role in aligning the interests of our PROs with us and our shareholders. Our structure thus offers PROs a unique opportunity to serve as regional property managers for their contributed properties and directly participate in the potential upside of those properties while simultaneously diversifying their investment to include a broader portfolio of self-storage properties. We believe our structure provides us with a competitive growth advantage over self-storage companies that do not offer property owners the ability to participate in the performance and potential future growth of their contributed portfolios.

        We believe that our national platform has significant potential for external and internal growth. We seek to expand our platform by recruiting additional established self-storage operators, while integrating our operations through the implementation of centralized initiatives, including management information systems, revenue enhancement and cost optimization programs. We are currently engaged in preliminary discussions with additional self-storage operators and believe that we could add several additional PROs over the next two to three years. These additional operators will enhance our existing geographic footprint and allow us to enter regional markets in which we currently have limited or no market share. In addition, we believe the implementation of best practices across our portfolio and leveraging economies of scale will allow us to more effectively grow internally through increased occupancy, rents and margins, which will drive cash flow growth across our portfolio. As of September 30, 2014, our occupancy rate across our in-place portfolio was approximately 87%.

        We are organized as a Maryland real estate investment trust and intend to elect to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2015. We generally will not be subject to U.S. federal income tax on our net taxable income to the extent that we distribute annually all of our net taxable income to our shareholders and maintain our intended qualification as a REIT. We serve as the sole general partner of, and operate our business through, our operating partnership subsidiary, NSA OP, LP, a Delaware limited partnership. Our operating partnership enables us to facilitate additional tax deferred acquisitions using both OP units and subordinated performance units as currency for these transactions.

Our PROs

        SecurCare has been operating since 1988 and, in connection with the launch of our company in April 2013, was joined by two additional PROs: Northwest, which has been operating since 1977, and Optivest, which has been operating since 2007. Guardian, which has been operating since 1984, joined our company as a PRO in February 2014. In July 2014, Move It and Storage Solutions were added as our fifth and sixth PROs, respectively. Our PROs have collectively contributed the vast majority of their properties to our company as part of the formation transactions.

        We believe our structure allows our PROs to optimize their established property management platforms while addressing financial and operational hurdles. Before joining us, our PROs faced challenges in securing low cost capital and had to manage multiple investors and lending relationships, making it difficult to compete with larger competitors, including public REITs, for acquisition and investment opportunities. Our PROs were also limited in their ability to raise growth capital through the sale of assets, a portfolio refinancing or capital contributions from new equity partners. Serving as our on-the-ground acquisition teams, our PROs now have access to our broader financing sources and lower cost of capital while our national platform allows them to benefit from our economies of scale to drive operating efficiencies in a rapidly evolving, technology driven industry.

        We benefit from the local market knowledge and active presence of our PROs, allowing us to build and foster important customer and industry relationships. These local relationships provide attractive off-market acquisition opportunities that we believe will continue to fuel additional external growth. Newly acquired properties are integrated into our national platform and managed by our PROs.

        The following table summarizes the properties in our in-place portfolio by PRO as of September 30, 2014:

	In-Place Portfolio
PRO	Properties	Units	Rentable Square Feet(1)	Occupancy(2)
SecurCare	116	45,258	5,761,731	87%
Northwest	63	24,184	3,043,524	91%
Optivest	28	13,935	1,841,862	80%
Guardian	27	16,602	1,910,148	89%
Move It(3)	11	6,779	1,062,946	78%
Storage Solutions	3	1,459	178,955	88%

Total/Weighted Average(4)	248	108,217	13,799,166	87%

(1)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space of over 440,000 square feet in our in-place.

(2)
Represents total occupied rentable square feet divided by total rentable square feet.

(3)
Move It is currently a manager of these properties pursuant to an agreement with SecurCare, which is the contributor of these properties. See "The Formation and Structure of our Company—SecurCare Contributions."

(4)
Five properties in our in-place portfolio will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        To capitalize on their recognized and established local brands, our PROs will continue to function as property managers for their contributed properties under their existing brands. Over the long-run, we may seek to brand or co-brand each location as part of NSA.

SecurCare is one of our PROs responsible for covering the mountain and southeast regions. SecurCare provides property management services to 116 of our properties located in 11 states, including California, Colorado, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. Headquartered in Lone Tree, Colorado, SecurCare was founded in 1988 and is currently managed by David Cramer, who has worked in the self-storage industry for more than 15 years. Mr. Cramer is our mountain and southeast regional president and also leads our Technology and Best Practices Group, which is described under "Business and Properties—Our Technology and Best Practices."

Northwest is our PRO responsible for covering the northwest region. Northwest provides property management services to 63 of our properties located in Oregon and Washington. Headquartered in Portland, Oregon, Northwest is run by Kevin Howard, who founded the company over 30 years ago. Mr. Howard is our northwest regional president and is recognized in the industry for his successful track record as a self-storage specialist in the areas of design and development, operation and property management, consultation, and brokerage.

Optivest is one of our PROs responsible for covering the southwest region. Based in Dana Point, California, Optivest currently manages 28 of our properties across five states, including Arizona, California, Nevada, New Hampshire and Texas. Optivest is run by its co-founder, Warren Allan, who has more than 25 years of financial and operational management experience in the self-storage industry. Mr. Allan is our southwest regional president and is recognized as a self-storage acquisition and development specialist.
Guardian Storage Centers
Guardian is one of our PROs responsible for covering portions of the southern California region and the Arizona market. Based in Irvine, California, Guardian currently manages 27 of our properties located in California and Arizona. This operator is led by John Minar, who has over 30 years of self-storage acquisition and operational management experience. Mr. Minar is our southern California regional president and brings close to 40 years of real estate acquisition, rehabilitation, ownership, and development experience to our company.

Move It is one of our PROs responsible for covering certain portions of the Texas market. Based in Addison, Texas, Move It currently manages 11 of our properties in Texas. This operator is led by its founder, Tracy Taylor, who has more than 40 years of experience in self-storage development, acquisition and management. Mr. Taylor is our Texas market executive vice president and is currently on the board of directors for the Large Owners Council of the Self Storage Association.

Storage Solutions is one of our PROs responsible for covering most of the Arizona market. Based in Chandler, Arizona, Storage Solutions manages three of our properties in Arizona. This operator is led by its founder, Bill Bohannan, who is one of the largest operators in Phoenix and has more than 34 years of self-storage acquisition, development and management experience. Mr. Bohannan is our Arizona market executive vice president and is recognized in the industry as a self-storage acquisition, development and management specialist.

        Each PRO representative who serves as regional president or executive vice president of our company receives no compensation from us for serving in these roles.

Our Competitive Strengths

        We believe our unique PRO structure allows us to differentiate ourselves from other self-storage operators, and the following competitive strengths enable us to effectively compete against our industry peers:

        High Quality Properties in Key Growth Markets.    Upon the completion of this offering and the formation transactions, we expect to own a large, geographically diversified portfolio of 248 self-storage properties located in 16 states and over 50 MSAs. We believe that these properties are primarily located in high quality growth markets within the top 100 MSAs that have attractive supply and demand characteristics and are less sensitive to the fluctuations of the general economy. Our top 10 states, (based on our net operating income, or NOI, for the third quarter of 2014) are expected to grow approximately 50% faster than the national average for population and job growth, as projected by the U.S. Department of Labor's Bureau of Labor Statistics. These 10 states accounted for over 95% of our third quarter 2014 NOI. Many of these markets tend to have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. We seek to own properties that are well located in high quality sub-markets with highly accessible street access, providing our properties with strong and stable cash flows. Furthermore, we believe that our significant size and the overall geographic diversification of our portfolio reduces risks associated with specific local or regional economic downturns or natural disasters.

        Differentiated, Growth Oriented Strategy Focused on Established Operators.    We are a self-storage REIT with a unique structure that supports our differentiated external growth strategy. Our structure appeals to operators who are looking for access to growth capital while maintaining an economic stake in the self-storage properties that each has contributed to our company and continues to manage on our behalf. These attributes entice operators to join our company rather than sell their properties for cash consideration. Our strategy is to attract operators who are confident in the performance of their properties and desire to participate in the future growth of our company. We are focused on recruiting established operators across the United States with a history of efficient property management and a track record of successful acquisitions. Our structure and differentiated strategy have enabled us to build a substantial pipeline from existing operators as well as potentially create external growth from future operators.

        Integrated Platform Utilizing Advanced Technology for Enhanced Operational Performance and Best Practices.    Our national platform allows us to capture cost savings through integration and centralization, thereby eliminating redundancies and utilizing economies of scale across the property management platforms of our PROs. As compared to a stand-alone operator, our national platform has greater access to lower-cost capital, reduced Internet marketing costs per customer lead, discounted property insurance expense, and reduced overhead costs. In addition, our company has sufficient scale for national and bulk purchasing and has centralized various functions, including financial reporting, call center operations, marketing, information technology, legal support, and capital market functions, to achieve substantial cost savings over smaller, individual operators.

        Our national platform utilizes advanced technology for Internet marketing, call center operations, financial and property analytic dashboards, revenue optimization analytics and expense management tools to enhance operational performance. These centralized programs, which are run through our Technology and Best Practices Group, are positively impacting our business performance, and we believe that they will be a driver of organic growth going forward. We will utilize our Technology and Best Practices Group to help us benefit from the collective sharing of key operating strategies among our PROs in areas like human resource management, local marketing and operating procedures.

        Aligned Incentive Structure with Shareholder Downside Protection.    Our structure promotes operator accountability as subordinated performance units issued to our PROs in exchange for the contribution of their properties are entitled to distributions only after those properties satisfy minimum performance thresholds. In the event of a material reduction in operating cash flow, distributions on our subordinated performance units will be reduced before distributions on our common shares held by our common shareholders. In addition, we expect our PROs will generally co-invest subordinated equity in the form of subordinated performance units in each acquisition that they source, and the value of these subordinated performance units will fluctuate with the performance of their contributed properties. Therefore, our PROs are incentivized to select acquisitions that are expected to exceed minimum performance thresholds, thereby increasing the value of their subordinated equity stake. We expect that our shareholders will benefit from the higher levels of property performance that our PROs are incentivized to deliver.

        Attractive Sector with Strong Underlying Fundamentals and Historic Outperformance.    Self-storage industry fundamentals are robust, with many properties operating at optimal revenue-producing occupancy and favorable industry dynamics resulting in pricing power for self-storage operators. Operators are able to achieve high same-store occupancy levels through a diverse base of customer demand from individuals as well as businesses. Based on these favorable supply and demand dynamics, we believe that disciplined self-storage operators will generate revenue growth in the near term and will continue to drive revenue performance throughout various economic cycles. We believe that overhead costs and maintenance capital expenditures are considerably lower in the self-storage industry as compared to other real estate sectors, and as a result, self-storage companies are able to achieve comparatively higher operating and cash flow margins. The self-storage sector's fundamentals have consistently established it as one of the strongest performing sectors among all classes of real estate over the last twenty years. The National Association of Real Estate Investment Trusts, or NAREIT, has tracked total return performance of the real estate equity sector since 1994, and from that time through December 31, 2013, the self-storage equity REIT sector has returned an average of over 17% on an annual total return basis compared to the average annual total return of approximately 12% for all other equity REIT sectors.

        Experienced Senior Management Team with Deep Operating and Public Company Experience.    Our senior management team has an established executive leadership track record, aided by their extensive knowledge of the self-storage sector and experience in the ownership, management, and development of self-storage properties. Our chief executive officer, Arlen D. Nordhagen, and chief financial officer, Tamara D. Fischer, bring accomplished backgrounds with an average of 25 years of experience in multiple management capacities at both public and private companies. As a successful entrepreneur involved in the start-up and growth of several public and private companies, Mr. Nordhagen was one of the founders of SecurCare in 1988 and led the company through a period of rapid growth. In addition to SecurCare, Mr. Nordhagen was a founder of MMM Healthcare, Inc., the largest provider of Medicare Advantage health insurance in Puerto Rico. He has also served as managing member of various private investment funds and held various managerial positions at E. I. DuPont De Nemours and Company, or DuPont, and Synthetech, Inc. Ms. Fischer also brings substantial managerial and public company experience to us. Prior to joining us, Ms. Fischer was executive vice president and chief financial officer of Vintage Wine Trust Inc., a REIT formed for the purpose of providing triple-net lease financing to owners and operators of wineries, vineyards, and other wine-related facilities. Ms. Fischer also served as executive vice president and chief financial officer of Chateau Communities Inc., one of the largest public REITs in the manufactured home community sector. In that capacity, Ms. Fischer oversaw the company's initial public offering, multiple merger and acquisition transactions, as well as ongoing capital markets activities, investor relations, financial reporting, and administrative responsibilities. Ms. Fischer remained at Chateau through its sale to Hometown America LLC in 2003.

        Our seasoned PROs also have highly experienced management teams averaging over 30 years of industry experience as well as deep industry knowledge of key markets and extensive national networks of industry relationships.

  •
  David Cramer, a principal of SecurCare, joined the company in 1998, and has more than 15 years of experience in the self-storage industry, growing SecurCare's portfolio from 20 properties to over 150 properties during his tenure. He is an active member of the Large Owners Council of the Self Storage Association and is a board member of FindLocalStorage.com, an industry digital marketing consortium.

  •
  Kevin Howard, a principal of Northwest, founded the company in 1977 and built it into one of the largest privately-owned portfolios of self-storage properties in the Pacific Northwest. He was one of the earliest members of the Self Storage Association in the mid-1970s, serving on its board of directors during several of the early years of its existence.

  •
  Warren Allan, principal of Optivest, has over 25 years of financial and operational management experience, during which time he helped structure over 25 real estate partnerships to acquire self-storage properties in various regions nationwide. Prior to founding Optivest in 2007, Mr. Allan served as both chief operating officer and chief financial officer of another self-storage management company, Platinum Storage, since its founding in 2000.

  •
  John Minar, principal of Guardian, has been involved in the self-storage industry since 1984. Mr. Minar formed Guardian in 1999 and is the owner and manager of Guardian's portfolio, which has properties located in southern California and Arizona. Mr. Minar has been involved in the acquisition, rehabilitation, ownership, and development of real estate since 1977, and is active in the Large Owners Council of the Self Storage Association.

  •
  Tracy Taylor, principal of Move It, has been involved in the self-storage industry for more than 40 years. He founded Move It and is the manager of Move It's portfolio, which has properties in Texas, Tennessee and North Carolina. He served on the board of directors of the Self Storage Association from 2006 through 2011, serving as chairman of the board in 2010. He has also served on the board of directors for the Large Owners Council of the Self Storage Association since 2012.

  •
  Bill Bohannan, principal of Storage Solutions, has been involved in the self-storage industry for more than 30 years and is one of the largest operators of self-storage properties in the Phoenix, Arizona MSA. A recognized industry expert, Mr. Bohannan has been a speaker, and has instructed various courses, for the Self Storage Association for several years.

        We believe our deep and cohesive management structure has the relevant skills and experience necessary to effectively grow our company. Upon the completion of this offering and the formation transactions, we expect that our senior management team, including our chief executive officer, representatives of our PROs who serve on our board of trustees and PRO advisory committee, and our chief financial officer, will own approximately        % of our equity on a fully diluted basis.

Our Business and Growth Strategies

        By capitalizing on our competitive strengths, we seek to increase scale, achieve optimal revenue-producing occupancy and rent levels, and increase long-term shareholder value by achieving sustainable long-term growth. Our business and growth strategies to achieve these objectives are as follows:

        Increase Occupancy of In-Place Portfolio.    Existing public self-storage REITs are operating with a weighted average occupancy level of approximately 92% as of September 30, 2014, which we believe is at or near optimal revenue-producing occupancy. Our in-place portfolio occupancy was approximately 87% as of September 30, 2014, reflecting a gap of approximately 5% compared to the average occupancy of the existing public self-storage REITs. Through utilization of our centralized call centers, integrated Internet marketing strategies and best practices protocols, we expect our PROs will be able to increase rental conversion rates resulting in increasing occupancy levels. We believe that a 1% improvement in our average occupancy for our in-place portfolio will translate to an approximate $1.3 million improvement in revenue. We would expect a similar increase in NOI subject to marginal increases in operating expenses.

        Maximize Property Level Cash Flow.    We strive to maximize the cash flows at our properties by leveraging the economies of scale provided by our national platform, including through the implementation of new ideas derived from our Technology and Best Practices Group. We believe that our unique PRO structure, centralized infrastructure and efficient national platform will enable us to achieve optimal market rents and occupancy, reduce operating expenses and increase the sale of ancillary products and services, including tenant insurance, rental moving equipment and packing supplies.

        Acquire Built-in Pipeline of Target Properties from Existing PROs.    We have an attractive, high quality pipeline of potential future acquisitions that we anticipate will drive our initial growth. We are under contract to acquire a development property representing approximately 20,000 rentable square feet, which we expect to acquire in late 2016 once occupancy reaches average local market levels. Within our pipeline of potential acquisition candidates, our PROs manage 113 properties, comprising approximately 7.5 million rentable square feet. The pipeline from existing PROs includes 28 properties that our PROs have an ownership interest that we have a right to acquire (i) in the event that our PRO seeks to transfer such interests or (ii) upon maturity of outstanding indebtedness encumbering such properties so long as the occupancy of such properties is consistent with average local market levels at such time, 20 properties that our PROs have an ownership interest in but do not control and 65 properties that our PROs currently manage without an ownership interest. There can be no assurance that we will be able to acquire any of the properties in our pipeline.

        The following table summarizes the properties in our pipeline by PRO as of September 30, 2014:

	Pipeline
PRO	Properties	Units	Rentable Square Feet(1)
SecurCare	25	12,339	1,539,921
Northwest	7	2,170	269,579
Optivest	24	13,965	1,691,136
Guardian	7	5,618	625,020
Move It	21	10,091	1,396,069
Storage Solutions	30	18,095	1,953,818

Total(2)	114	62,278	7,475,543

(1)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space of over 35,000 square feet in our pipeline.

(2)
One property in our pipeline, if acquired, would be held as a long-term leasehold interest.

        We generally anticipate making offers to acquire these properties when the existing property-level debt matures or the prepayment of such debt is economical. We may make an offer to acquire six of these properties, which have been recently developed, once occupancy achieves acceptable levels which may not coincide with the existing debt maturities. The following table summarizes the debt maturities or dates by year in which we expect occupancy of our pipeline as of September 30, 2014 to achieve acceptable levels.

	Pipeline
	Under Contract(1)	Owned (Controlled)(2)	Owned (Non- Controlled)	Managed	Total
2015	—	3	15	21	39
2016	1	9	5	39	54
2017	—	6	—	3	9
2018 and beyond	—	10	—	2	12

Total	1	28	20	65	114

(1)
Reflects a development property in our pipeline for which an offer was already made and accepted.

(2)
One property in our pipeline, if acquired, would be held as a long-term leasehold interest.

        Access Additional Off-Market Acquisition Opportunities.    Our PROs and their "on-the-ground" personnel have established an extensive network of industry relationships and contacts in their respective markets. Through these local connections, our PROs are able to access acquisition opportunities that are not publicly marketed or sold through auctions. Our structure incentivizes our PROs to source acquisitions in their markets and consolidate these properties into our company. Other public self-storage companies generally have acquisition teams located at their central offices, which in many instances are far removed from regional and local markets. We believe our operators' networks and close familiarity with the other operators in their markets provide us clear competitive advantages in identifying and selecting attractive acquisition opportunities. Our PROs have already sourced 47 acquisitions since our inception, comprising approximately 3.2 million rentable square feet within our in-place portfolio.

        Recruit New PROs in Target Markets.    We intend to continue to execute on our external growth strategy through additional acquisitions and contributions from future PROs in key markets. With the approximately 50,000 total self-storage properties in the United States owned by over 30,000 operators, we believe there is significant opportunity for growth through consolidation of the highly fragmented composition of the market. We believe that future operators will be attracted to our unique structure, providing them with lower cost of capital, better economies of scale, and greater operational and overhead efficiencies while preserving their existing property management platforms. We intend to add additional PROs to complement our existing geographic footprint and to achieve our goal of creating a highly diversified nationwide portfolio of properties in the top 100 MSAs. Following our inception, we recruited an additional three PROs who managed 112 self-storage properties across seven states, 41 of which are part of our in-place portfolio. For example, we recruited Move It, which manages 42 self-storage properties in four states. This PRO manages 11 properties in our in-place portfolio and 21 in our pipeline.

Our Technology and Best Practices

        Our technology and best practices programs, which are overseen by our Technology and Best Practices Group, are designed to take advantage of the scale and sophistication afforded to a large national storage operator while benefiting from the local expertise and relationships of experienced PROs. These programs deliver value for us and our PROs through a number of methods, tools, and platforms: (1) a common data platform for financial, operational, and marketing data collection, reporting, analysis and dissemination, (2) a common online marketing platform to deliver economies of scale for Internet search rankings and customer lead generation, (3) a centralized call center supporting property operations, (4) a joint purchasing program for products such as property insurance, retail merchandise, office supplies, merchant credit and debit card processing, and online auction services in order to achieve economies of scale, and (5) a forum for sharing management techniques and engaging in high-level collaboration across decentralized operations.

        Our unique structure allows for effective best practices collaboration among our experienced PROs. We provide the methods, tools, and platforms for our PROs to share management techniques and resources with each other in order to promote greater experimentation, faster iteration, and a level of flexibility not easily achieved by large competitors operating in a more monolithic fashion. These techniques span the spectrum of property management from employee training, sourcing, and retention to operational audits, selling techniques, data analytics, document digitization, and the pursuit of additional revenue streams such as rooftop solar and cellular antenna contracts. We believe that over time, the open sharing of best practices will deliver consistent, incremental organic improvements and drive better financial results throughout our portfolio.

The Formation and Structure of Our Company

        Upon the completion of this offering and the formation transactions, our in-place portfolio will consist of 248 self-storage properties located in 16 states, comprising approximately 13.8 million rentable square feet. Of these properties, five will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        Acquisition of In-Place Portfolio.    For our in-place portfolio, pursuant to separate contribution agreements described under "The Formation and Structure of our Company—Contribution Agreements," we have issued or expect to issue prior to or concurrently with the completion of this offering an aggregate of        million units of limited partner interest in our operating partnership or in DownREIT partnerships in which our operating partnership owns a significant investment, consisting of        million OP units in our operating partnership,      million OP units in our DownREIT partnerships,      million subordinated performance units in our operating partnership, and       million subordinated performance units in our DownREIT partnerships. The properties included in our in-place portfolio by our PROs were contributed pursuant to a policy adopted by our board of trustees that standardizes the methodology that we use for valuing self-storage properties that are contributed to us by our PROs. See "The Formation and Structure of our Company—Valuation Methodology for Contributed Portfolios." In connection with these transactions, we assumed or will assume an aggregate of approximately $        million of mortgage indebtedness. In addition, we have acquired an aggregate of 47 properties, which were sourced by our PROs, pursuant to purchase and sale agreements with certain third-party owners for a combination of cash and OP units totalling approximately $       million. In connection with these acquisitions, we assumed or will assume an aggregate of approximately $        million of mortgage indebtedness. As of September 30, 2014, our operating partnership had also granted an additional            LTIP units to a third-party consultant and            LTIP units to our PROs under the Prior Incentive Plan. See "Our Management—Prior Incentive Plan."

        Facilities Portfolio and Asset Management Agreements.    Each self-storage property that was contributed to our operating partnership or one of its subsidiaries by a PRO will continue to be managed by the PRO that contributed the property. Each PRO has entered into a facilities portfolio management agreement with us with respect to its contributed portfolio together with asset management agreements for each property. We believe this consistency in post-contribution portfolio and property management, together with our technology and best practices programs, will allow us to fully leverage each PRO's local market knowledge and expertise and mitigate transitional disruptions to operations. Pursuant to the asset management agreements, the PROs receive reimbursements for certain expenses and a market rate supervisory and administrative fee for their services, which in total will be not less than 5% nor more than 6% of gross revenue generated by each property that they manage for us. Each facilities portfolio management agreement also contains a number of terms relating to, among other things, exclusivity and non-competition, management and retirement (including the "Key Person Standards" described below under "—Key Person Standards"), and performance. For a further description of the terms of the facilities portfolio and asset management agreements, see "The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements."

        Assignment of PRO Territories.    Our company plans to primarily rely on our PROs to source acquisitions of self-storage properties from third-party sellers that operate in the same regional and local markets as our PROs. However, under some circumstances, we may learn about an acquisition opportunity from a source other than a PRO within an exclusive MSA or non-exclusive MSA granted to such PRO. In such circumstances, pursuant to the facilities portfolio management agreements, our operating partnership has agreed not to acquire additional self-storage properties without first offering such PRO the opportunity to co-invest in, and manage, the property in its assigned MSA. In shared MSAs, where more than one PRO is assigned, the operating partnership is permitted to choose the PRO that will get the co-investment and management opportunity. This permits us to reward a PRO that sources an acquisition for us. In the event that a PRO determines not to accept a co-investment and management opportunity, our operating partnership must offer the same opportunity to a different PRO assigned to the shared MSA. If all PROs in an MSA decline the opportunity, we are free to enter into alternative co-investment and management arrangements.

  •
  SecurCare is assigned 18 exclusive MSAs within Colorado, Georgia, Louisiana, North Carolina, Oklahoma, South Carolina, and Texas, five shared MSAs within California and Texas, and one non-exclusive MSA within Georgia.

  •
  Northwest is assigned five exclusive MSAs within Oregon and one non-exclusive MSA in Washington.

  •
  Optivest is assigned two exclusive MSAs within Arizona and New Hampshire and seven shared MSAs within Arizona, California, Nevada, and Texas.

  •
  Guardian is assigned one exclusive MSA within California and three shared MSAs within Arizona and California.

  •
  Move It is assigned four exclusive MSAs within Texas, five shared MSAs within Texas, and one non-exclusive MSA with Tennessee.

  •
  Storage Solutions is assigned two shared MSAs within Arizona and Nevada.

        Each PRO is prohibited from entering into new agreements or arrangements for self-storage properties that they do not currently own or manage without our operating partnership's prior written consent. In addition to the reimbursements of expenses and fees paid under the asset management agreements, we also pay our PROs an insignificant underwriting and due diligence fee in connection with the sourcing of third-party acquisitions. We do not intend to pay our PROs any other fees.

        Company Lock-out Periods.    We utilize a number of different lock-out periods with respect to our PROs' equity interests in order to maintain their long-term incentive to continue to improve and grow the portfolio of properties that they contributed to us.

  •
  Subordinated Performance Unit Conversion.  PROs are restricted from converting any of their subordinated performance units into OP units for a minimum of two years from the later of the completion of this offering or the initial contribution of their properties to us. Following such two-year period, other than in connection with a retirement event, a PRO may only convert subordinated performance units into OP units upon the achievement of certain performance thresholds and at a specified conversion discount. See "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

  •
  Retirement.  PROs are prevented from "retiring" for a minimum of two years from the later of completion of this offering or the initial contribution of their properties to us. Upon certain retirement events, the management of the properties in such PRO's contributed portfolio will be transferred to us (or our designee) in exchange for OP units with a value equal to four times the average of the normalized annual EBITDA from the management contracts related to such PRO's contributed portfolio over the immediately preceding 24-month period. See "Formation and Structure of our Company—Facilities Portfolio and Asset Management Agreements—Management and Retirement."

  •
  Redemption.  Existing holders of OP units in our operating partnership, including our PROs, are restricted from redeeming their OP units for a minimum of one year from the completion of this offering. See "Limited Partnership Agreement of our Operating Partnership—Redemption of OP Units." Existing holders of OP units in our DownREIT partnerships have a longer lock-out period before they can redeem. See "The Formation and Structure of our Company—DownREIT Partnerships."

        Key Person Standards.    Each facilities portfolio management agreement contains provisions, which we refer to as the "Key Person Standards," which relate to each PRO's key persons (as defined in each facilities portfolio management agreement). Our operating partnership, in its sole discretion, may consent to changes in the key persons designated with respect to each PRO from time to time. Pursuant to the facilities portfolio management agreements, each PRO's key persons are required to remain active in and devote a sufficient portion of each such person's business time to the business and affairs of the PRO with respect to such PRO's contributed portfolio which is consistent with past practice. In addition, other than as a result of death or legal incapacity, at least 50% of the subordinated performance units issued in respect of each PRO's contributed portfolio are required to be beneficially owned by such PRO's key persons and such key persons are required to collectively own at least 50% of the beneficial interest in and control the management company relating to the contributed portfolio. We may elect to terminate our facilities portfolio and asset management agreements and transfer property management responsibilities over the properties managed by a PRO to us (or our designee), if, subject to specified cure provisions, a PRO breaches its Key Person Standards. Upon termination of the facilities portfolio management agreement for a PRO in the case of breach of Key Person Standards, we will be permitted to require that the subordinated performance units issued in respect of such PRO's contributed portfolio be converted into OP units applying a specified conversion penalty on the terms described herein under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." See "The Formation and Structure of our Company—Management and Retirement" and "—Performance."

        Registration Rights Agreements.    We have granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions. The registration rights agreement requires that as soon as practicable after the date on which we first become eligible to register the resale of securities of our company pursuant to Form S-3 under the Securities Act, but in no event later than 60 calendar days thereafter, we file a shelf registration statement registering the offer and resale of the common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions on a delayed or continuous basis. See "Shares Eligible for Future Sale—Registration Rights Agreement."

Our Structure

        The following diagram illustrates our anticipated structure upon the completion of this offering and the formation transactions:

(1)
In addition to PROs, various third-party investors who do not manage the properties own OP units and subordinated performance units.

(2)
OP units in our operating partnership are convertible into common shares on a one-for-one basis.

(3)
As disclosed under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units," subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO that holds such subordinated performance units. Consequently, subordinated performance units will not initially be taken into account in calculating our earnings allocable to common shareholders or our diluted earnings per share, and we have not included such subordinated performance units in the percentage calculations included in the above chart. However, if such subordinated performance units were convertible into OP units as of September 30, 2014, we estimate that the            subordinated performance units outstanding as of that date would convert into an aggregate of            OP units. The basis and assumptions underlying this estimate are described under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." The actual number of OP units into which subordinated performance units will become convertible two years after the completion of this offering may vary significantly.

(4)
OP units in our DownREIT partnerships are convertible into OP units in our operating partnership on a one-for-one basis.

(5)
Subordinated performance units in our DownREIT partnerships convert into subordinated performance units in our operating partnership on a one-for-one basis, which are then convertible into OP units in our operating partnership as specified in note 3 to this chart above.

        The diagram above excludes (i) up to             common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares, (ii)              common shares available for future issuance under our 2015 Equity Incentive Plan, as described under "Our Management—2015 Equity Incentive Plan" (iii)             OP units issuable upon conversion of            outstanding LTIP units

and (iv) any OP units issuable upon conversion of outstanding subordinated performance units. For a description of the terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

        We believe that our structure provides meaningful advantages, including the strong alignment of financial incentives between PROs and shareholders, accelerated acquisition growth opportunities and a disciplined approach to new acquisitions.

Our Properties

        Our PROs have contributed high quality portfolios of self-storage properties that are designed to offer customers convenient, affordable, and secure storage units. Generally, our properties are in highly visible locations clustered in states or markets with strong population and job growth and are specifically designed to accommodate residential and commercial tenants with features such as security systems, electronic gate entry, easy access, climate control, and pest control. Our units typically range from 25 square feet to 300 square feet, and some of our properties also offer outside storage for vehicles, boats, and equipment. We provide 24-hour access to many storage units through computer controlled access systems, as well as alarm and sprinkler systems on many of our individual storage units. Our portfolio upon the completion of this offering and the formation transactions is expected to have more than 100,000 storage units, almost all of which are leased on a month-to-month basis providing us the flexibility to increase rental rates over time as market conditions permit.

        The following map depicts the geographic diversification of our in-place portfolio and pipeline as of September 30, 2014:

        The following table summarizes information about our in-place portfolio by state as of September 30, 2014:

	In-Place Portfolio
Location	Properties	Units	Rentable Square Feet(1)	% Rentable Square Feet	Occupancy(2)	Pro Forma Annualized Effective Rental Revenue per Square Foot(3)
Oregon	50	19,664	2,472,662	18%	92%	$10.86
Texas	46	18,034	2,526,945	18%	83%	$8.89
California	30	17,286	2,109,445	15%	86%	$12.07
North Carolina	27	12,273	1,493,619	11%	86%	$9.43
Oklahoma	26	12,248	1,630,477	12%	87%	$8.37
Georgia	16	5,305	678,351	5%	85%	$7.47
Arizona	13	7,337	833,631	6%	84%	$10.92
Washington	13	4,520	570,862	4%	90%	$9.52
Colorado	8	3,741	453,166	3%	91%	$10.98
Louisiana	5	2,281	318,860	2%	85%	$7.68
Other(4)	14	5,528	711,148	5%	83%	$8.98

Total/Weighted Average(5)	248	108,217	13,799,166	100%	87%	$9.87

(1)
Rentable square feet includes all enclosed self-storage units but excludes over 440,000 square feet in our in-place portfolio of commercial, residential, and covered parking space.

(2)
Represents total occupied rentable square feet divided by total rentable square feet.

(3)
Represents pro forma rental revenue (net of any rent concessions) for the three months ended September 30, 2014 annualized and divided by occupied rentable square feet. For properties not owned by the Company for part or all of the three months ended September 30, 2014, pro forma rental revenue is derived from financial information provided by the PROs or third-party sellers. For additional information on our pro forma rental revenue, see our unaudited pro forma condensed consolidated financial statements and the consolidated and combined financial statements and related notes included elsewhere in this prospectus.

(4)
Other states include Florida, Kentucky, Mississippi, Nevada, New Hampshire and South Carolina.

(5)
Five properties in our in-place portfolio will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        The following table summarizes our pipeline by state as of September 30, 2014:

	Pipeline(1)
Location	Properties	Units	Rentable Square Feet(2)	% Rentable Square Feet
Arizona	33	20,624	2,229,419	30%
California	30	18,529	2,131,830	29%
Texas	24	11,687	1,607,535	22%
Oregon	6	1,808	221,447	3%
Colorado	6	3,978	469,808	6%
Oklahoma	5	1,690	254,085	3%
Nevada	3	1,034	188,630	3%
Other(3)	7	2,928	372,789	5%

Total	114	62,278	7,475,543	100%

(1)
Our pipeline consists of 114 self-storage properties, comprised of one property under contract, 28 properties in which our PROs have a controlling ownership interest which we have a right to acquire (i) in the event that our PRO seeks to transfer such interest or (ii) upon maturity of outstanding indebtedness encumbering such property so long as the occupancy of such property is consistent with average local market levels at such time, 20 properties in which our PROs currently have an ownership interest but do not control, and 65 properties that our PROs manage without an ownership interest. There can be no assurance that we will be able to acquire any of the properties in our pipeline.

(2)
Rentable square feet includes all enclosed self-storage units but excludes over 35,000 square feet in our pipeline of commercial, residential, and covered parking space.

(3)
Other states include Louisiana, North Carolina, Tennessee, Utah and Washington.

Our Industry and Market Opportunity

        According to the Self Storage Association, the self-storage industry is a large and highly fragmented sector with over $24 billion in estimated annual revenue and over $200 billion in estimated private market value across approximately 52,000 properties operated by over 30,000 operators. Less than 10% of the industry consists of operators with more than one property. The 100 largest operators manage less than 18% of these properties; the largest public self-storage companies are Public Storage, Extra Space Storage Inc., U-Haul, CubeSmart, and Sovran Self Storage, Inc., which comprise roughly 10% of the self-storage market share. The larger operators enjoy economies of scale in administration, marketing, and purchasing and often have greater access to capital to fund development and acquisitions. The high level of fragmentation and the opportunity to achieve economies of scale present ample opportunity for growth through consolidation in the industry.

        According to NAREIT, the self-storage sector has been one of the strongest-performing real estate sectors over the past 20 years. The sector's outperformance has been especially strong since the beginning of the recent financial crisis and through the subsequent recovery (January 1, 2008 to December 31, 2013). Throughout this six-year period, the self-storage sector performed better than any other NAREIT equity sub-sector in terms of cumulative total return, average annual total return and volatility of returns. Every year during this period, the cumulative total return in the self-storage NAREIT sub-sector was above 5%. The value of $100 invested in the NAREIT self-storage sub-sector on January 1, 2008 (with annual dividend reinvestment) would have been worth $261 on December 31, 2013, 91% higher than the $137 average of all other NAREIT equity sub-sectors, and 28% higher than the second highest performing NAREIT sub-sector ($203 for manufactured home communities).

        While difficult economic times caused some vacancy, it also created new users by way of downsizing, job loss, and foreclosure, which often necessitate the need for self-storage. The combination of the fluidity in rental rates, the diverse and changing mix of tenants, and operational flexibility enabled operators to actively manage through a tough operating environment. We believe the self-storage sector also typically has a lower expense ratio than do other real estate asset classes, which enabled it to be more resilient to downward pressure on revenue and better able to maintain strong positive cash flow during the downturn. In addition to experiencing smaller declines in cash flow during 2008 and 2009, as the economy began improving in 2010, self-storage property cash flows recovered more quickly than other property types because of the industry's ability to rapidly reset rental rates commensurate with the improving economy. Because self-storage is a short-term operating business, the sector holds an advantage over retail, office, industrial, and virtually all other property types that operate with long-term lease obligations, primarily driven by the ability of operators to adjust rents to market conditions on a daily, weekly, and monthly basis.

Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions

        Upon the completion of this offering and the formation transactions, our existing credit facility will automatically convert to a $425 million unsecured credit facility with a syndicate of lenders led by KeyBank National Association, comprised of a revolving line of credit of approximately $       million and a term loan of approximately $       million. At such time, we expect to have the entire term loan amount drawn and approximately $             million drawn on our revolving line of credit. In addition, we expect to have approximately $        million in mortgage debt outstanding upon the completion of this offering and the formation transactions. For further description of our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions."

Summary Risk Factors

        An investment in our common shares involves various risks. You should carefully consider the risks discussed below and under "Risk Factors" before purchasing our common shares. If any of the following risks or risks discussed under "Risk Factors" occurs, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common shares could decline, and you may lose some or all of your investment.

  •
  Adverse economic or other conditions in the markets in which we do business and more broadly could negatively affect our occupancy levels and rental rates and therefore our operating results.

  •
  We may not be successful in identifying and consummating suitable acquisitions, adding suitable new PROs or integrating and operating such acquisitions, including integrating them into our financial and operational reporting infrastructure in a timely manner, which may impede our growth.

  •
  We face competition for tenants and the acquisition of self-storage properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

  •
  Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

  •
  Increases in taxes and regulatory compliance costs may reduce our income and adversely impact our cash flows.

  •
  Our storage leases are relatively short-term in nature, which exposes us to the risk that we may have to re-lease our units and we may be unable to do so on attractive terms, on a timely basis or at all.

  •
  We face system security risks, as we depend upon automated processes and the Internet.

  •
  We may become subject to litigation or threatened litigation that may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

  •
  The acquisition of new properties that lack operating history with us will make it more difficult to predict our operating results.

  •
  A material weakness has been identified in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, investors could lose confidence in our reported financial information, the trading price of our common shares could decline and our access to the capital markets or other financing sources could become limited.

  •
  Our management and PROs have limited experience operating under our company's capital structure, and we may not be able to achieve the desired outcomes that the structure is intended to produce.

  •
  We are restricted in making property sales on account of agreements with our PROs that may require us to keep certain properties that we would otherwise sell.

  •
  Our ability to terminate our facilities portfolio management agreements and asset management agreements with a PRO is limited, which may adversely affect our ability to execute our business plan.

  •
  We may less vigorously pursue enforcement of terms of agreements entered into with our PROs because of conflicts of interest with our PROs.

  •
  We own self-storage properties in some of the same geographic regions as our PROs and may compete for tenants with other properties managed by our PROs.

  •
  Our PROs have limited experience with our technology and best practices programs, and such programs may not be able to achieve the desired outcomes they are intended to produce.

  •
  Our management has limited experience operating a REIT and operating a public company and therefore may have difficulty in successfully and profitably operating our business, or complying with regulatory requirements.

  •
  Conflicts of interest could arise with respect to certain transactions between the holders of OP units (including subordinated performance units), on the one hand, and us and our shareholders, on the other.

  •
  The partnership agreement of our operating partnership contains provisions that may delay, defer or prevent a change in control.

  •
  There are risks associated with our indebtedness.

  •
  Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of operating cash flow to our shareholders.

Dividend Reinvestment Plan

        In the future, we may adopt a dividend reinvestment plan that will permit shareholders who elect to participate in the plan to have their cash dividends reinvested in additional common shares.

Operating and Regulatory Structure

REIT qualification

        In connection with this offering, we intend to elect to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ending on December 31, 2015. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT on an ongoing basis. To qualify, and maintain our qualification, as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our common shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property. Dividends paid by us generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations.

Restrictions on Ownership and Transfer of Our Shares

        To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our declaration of trust prohibits, with certain exceptions, any shareholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares. Our board of trustees may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, waive any or all of these 9.8% ownership limits with respect to a particular shareholder if such waiver will not jeopardize our qualification as a REIT. Our declaration of trust also prohibits any person from, among other things, beneficially or constructively owning shares that would result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or would otherwise cause us to fail to qualify as a REIT.

        Our declaration of trust provides that any ownership or purported transfer of common shares in violation of the foregoing restrictions will result in the shares so owned or transferred being automatically transferred to a charitable trust for the benefit of a charitable beneficiary, and the purported owner or transferee acquiring no rights in such shares. If a transfer of shares would result in our shares being beneficially owned by fewer than 100 persons or the transfer to a charitable trust would be ineffective for any reason to prevent a violation of the other restrictions on ownership and transfer of our shares, the transfer resulting in such violation will be void.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        Although we have not made a determination whether to take advantage of any or all of these exemptions, we expect to remain an "emerging growth company" for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (2) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we have irrevocably opted out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies."

 The Offering

Common shares offered by us	shares (plus up to an additional common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares).
Common shares and OP units outstanding upon the completion of this offering and the formation transactions	shares (plus up to an additional common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares) and OP units.(1)
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $            million, or approximately $            million if the underwriters' option to purchase additional shares is exercised in full, assuming an initial public offering price of $            per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, and after deducting the underwriting discount, and estimated expenses of this offering payable by us. We intend to contribute the net proceeds of this offering to our operating partnership, which we expect will subsequently use the net proceeds as follows:

• approximately $ million to acquire self-storage properties within our in-place portfolio;
• approximately $ million to repay in full our US Bank senior term loans, our unsecured term loan, and our mezzanine loan (including prepayment penalties); and
• approximately $ million to pay down our revolving line of credit.
The net proceeds remaining after the uses described above will be used for general corporate and working capital purposes. See "Use of Proceeds."

If the public offering price is below the mid-point of the initial public offering price range shown on the cover page of this prospectus, or if we sell fewer shares than are set forth on the cover page of this prospectus, repayment of our existing revolving line of credit will be correspondingly reduced.

(1)
Excludes (i)                 common shares available for future issuance under our 2015 Equity Incentive Plan, as described under "Our Management—2015 Equity Incentive Plan," (ii)                  common shares issuable upon exchange of                OP units (including                 OP units issuable upon conversion of                outstanding LTIP units), (iii) any OP units issuable upon conversion of outstanding subordinated performance units, and (iv)                  OP units held by NSA. For a description of terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

Distribution policy

We intend to make regular quarterly distributions to holders of our common shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Our current policy is to pay quarterly distributions, which on an annual basis will equal all or substantially all of our taxable income.

Any distributions we make will be at the discretion of our board of trustees and will depend upon, among other things, our actual results of operations. These results and our ability to pay distributions will be affected by various factors, including our revenues, operating expenses and the occupancy levels of our existing self-storage properties, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information, see "Distribution Policy."

We cannot assure you that we will make any distributions to our shareholders.
Proposed New York Stock Exchange symbol	"NSA"
Ownership and transfer restrictions

To assist us in complying with the limitations on the concentration of ownership of a REIT imposed by the Code, among other purposes, our declaration of trust prohibits, with certain exceptions, any shareholder from beneficially or constructively owning, applying certain attribution rules under the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares. See "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer."

Risk factors	An investment in our common shares involves various risks. You should consider carefully the risks discussed below and under "Risk Factors" before purchasing our common shares.

Our Corporate Information

        Our principal executive offices are located at 5200 DTC Parkway, Suite 200, Greenwood Village, CO 80111. Our telephone number is (720) 630-2600. Our website is www.nationalstorageaffiliates.com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

 Summary Pro Forma and Historical Financial and Operating Data

        The following table sets forth our summary pro forma and historical financial and operating data as of and for the periods indicated. You should read the information below in conjunction with the unaudited pro forma condensed consolidated financial statements and the consolidated and combined financial statements and related notes included elsewhere in this prospectus, and the sections entitled "Selected Pro Forma and Historical Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In order to present certain of our summary pro forma and historical financial and operating data in a way that offers investors a period to period comparison, the historical results of operations, cash flows, and certain other information for the year ended December 31, 2013 and the nine months ended September 30, 2013 are presented on a basis that combines the results of operations, cash flows, and certain other information of National Storage Affiliates Trust and its consolidated subsidiaries for the nine months ended December 31, 2013 with those of our predecessor for the three months ended March 31, 2013, and for National Storage Affiliates Trust and its consolidated subsidiaries for the six months ended September 30, 2013 with those of our predecessor for the three months ended March 31, 2013. The stand-alone historical financial data used to derive the combined amounts are presented in respective tables under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The combination of our historical financial data with the historical financial data of our predecessor does not comply with U.S. GAAP and is not intended to represent what our consolidated results of operations and cash flows would have been if our company had commenced operations as of January 1, 2013. We have not included or excluded revenues or expenses that would have resulted if we had commenced operations on January 1, 2013.

        The historical statements of operations and cash flows data (i) for the nine months ended September 30, 2014 has been derived from the historical unaudited consolidated statement of operations and statement of cash flows of our company for such period, and (ii) for the nine months ended September 30, 2013 is presented on a combined basis and has been derived by combining the historical unaudited consolidated statement of operations and statement of cash flows of our company for the six months ended September 30, 2013 with the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor for the three months ended March 31, 2013, in each case included elsewhere in this prospectus. The historical statements of operations and cash flows data (i) for the year ended December 31, 2013 is presented on a combined basis and is derived by combining the historical audited consolidated statement of operations and statement of cash flows of our company for the nine months ended December 31, 2013 with the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor for the three months ended March 31, 2013, in each case included elsewhere in this prospectus. The historical statements of operations and cash flows data for the year ended December 31, 2012 has been derived from the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor included elsewhere in this prospectus. The consolidated balance sheet data (i) as of September 30, 2014 has been derived from the historical unaudited consolidated balance sheet of our company as of such date, (ii) as of December 31, 2013 has been derived from the historical audited consolidated balance sheet of our company as of such date, and (iii) as of December 31, 2012 has been derived from the historical audited consolidated and combined balance sheet of our predecessor as of such date, in each case included elsewhere in this prospectus. Our financial statements have been prepared in accordance with GAAP. Dollars in the table below are in thousands, except per share amounts.

	Pro Forma				Historical
					Nine Months Ended September 30,		Year Ended December 31,
	Nine Months Ended September 30, 2014				NSA	Combined(1)	Combined(1)	Predecessor
			Year Ended December 31, 2013
					2014	2013	2013	2012
Revenue
Rental revenue		$87,878		$110,377	$48,923	$27,016	$39,235	$28,671
Other property-related revenue(2)		3,017		3,478	1,316	646	929	608

Total revenue		90,895		113,855	50,239	27,662	40,164	29,279

Operating Expenses
Property operating expenses		32,599		40,646	18,665	10,446	14,812	11,728
General and administrative		9,227		11,651	5,449	2,042	4,660	1,889
Depreciation and amortization		23,848		50,871	15,311	5,833	9,375	3,826

Total operating expenses		65,674		103,168	39,425	18,321	28,847	17,443

Income from operations		25,221		10,687	10,814	9,341	11,317	11,836
Other Income (Expense)
Interest expense					(16,648)	(13,322)	(19,605)	(17,054)
Acquisition costs		—			(8,363)	(3,126)	(3,383)	—
Organizational and offering costs		—		—	(1,216)	(50)	(50)	—
Gains on
Sale of properties		—		—	1,427	—	—	218
Debt forgiveness		—		—	—	—	—	1,509
Non-operating income (expense), net		—			—	(40)	(13)	39

Net income (loss)					(13,986)	(7,197)	(11,734)	(3,452)
Loss attributable to noncontrolling interests(3)					13,986	5,944	10,481	—

Net income (loss) attributable to the Company and our predecessor	$		$		$—	$(1,253)	$(1,253)	$(3,452)

Earnings (loss) per share (basic and diluted)(4)		$—		$—	$—	$—	$—
Weighted average shares outstanding (basic and diluted)(4)		—		—	1,000	253	753
Non-GAAP Financial Measures(5)
NOI	$		$		$31,574	$17,176	$25,352	$17,551
Adjusted EBITDA	$		$		$27,125	$15,134	$21,783	$15,701
FFO (excluding specified items)	$		$		$10,465	$1,812	$2,178	$(1,353)
Cash Flow Data
Cash provided by operating activities					$11,188	$8,045	$7,134	$4,926
Cash provided by (used in) investing activities					$179,392	$(87,716)	$(102,326)	$2,818
Cash provided by (used in) financing activities					$166,245	$93,124	$107,147	$(8,730)
Balance Sheet Data (at end of period)
Self-storage properties, net	$				$710,091	$282,205	$346,319	$172,304
Cash and equivalents	$				$9,237	$18,203	$11,196	$2,769
Mortgages and notes payable	$				$537,744	$262,955	$298,748	$187,610
Equity (deficit)
NSA / Predecessor	$		$		$—	$—	$—	$(12,151)
Noncontrolling interests(3)					193,534	34,929	55,197	—

Total	$		$		$193,534	$34,929	$55,197	$(12,151)

Other Data (at end of period)
Number of properties(6)					204	122	137	88
Rentable square feet (in thousands)(7)					11,159	5,669	6,626	3,976
Occupancy percentage(8)					86%	85%	83%	80%

(1)
Combined in the table above are (i) for the nine months September 30, 2013, our predecessor's historical results for the three months ended March 31, 2013 and our company's historical results for the six months ended September 30, 2013, and (ii) for the year ended December 31, 2013, our predecessor's historical results for the three months ended March 31, 2013 and our company's historical results for the nine months ended December 31, 2013. For a discussion of our predecessor's and our company's historical results for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Other property-related revenue represents ancillary income from our self-storage properties, such as tenant insurance-related access fees and commissions and storage supplies.

(3)
While we control our operating partnership, we will not have an ownership interest or share in our operating partnership's profits and losses prior to the completion of this offering. As a result, all of our operating partnership's profits and losses for the periods presented were allocated to owners other than us. Upon the completion of this offering and the formation transactions, we will hold                 million OP units out of an aggregate of                    OP units outstanding. In addition,

  there will be                 million subordinated performance units and                 million LTIP units outstanding, none of which will be held by us.

(4)
Earnings per share for the nine months ended September 30, 2013 and the year ended December 31, 2013 has been computed by excluding our predecessor's net loss for the three months ended March 31, 2013. In addition, the weighted average shares outstanding has been computed for the period beginning on April 1, 2013, the date our company commenced its operations.

(5)
The reconciliations of our Non-GAAP Financial Measures are set forth below.

The following table presents a reconciliation of net income (loss) to NOI for the periods presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,		Year Ended December 31,
	Nine Months Ended September 30, 2014				NSA	Combined(a)	Combined(a)	Predecessor
			Year Ended December 31, 2013
					2014	2013	2013	2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract)
General and administrative expense					5,449	2,042	4,660	1,889
Depreciation and amortization					15,311	5,833	9,375	3,826
Interest expense					16,648	13,322	19,605	17,054
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on sale of properties		—		—	(1,427)	—	—	(218)
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Non-operating expense (income), net		—			—	40	13	(39)

Net Operating Income	$		$		$31,574	$17,176	$25,352	$17,551

(a)
Our NOI for the year ended December 31, 2013 reflects the NOI of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our NOI for the nine months ended September 30, 2013 reflects the NOI of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating NOI for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

  The following table presents a reconciliation of net income (loss) to earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA for the periods presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,
							Year Ended December 31,
	Nine Months Ended September 30, 2014
			Year Ended December 31, 2013		NSA 2014	Combined(a) 2013	Combined(a) 2013	Predecessor 2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add
Depreciation and amortization					15,311	5,833	9,375	3,826
Interest expense					16,648	13,322	19,605	17,054

EBITDA	$		$		$17,973	$11,958	$17,246	$17,428
Add (subtract)
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on sale of properties		—		—	(1,427)	—	—	(218)
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Equity-based compensation expense(b)					1,000	—	1,104	—

Adjusted EBITDA	$		$		$27,125	$15,134	$21,783	$15,701

(a)
Our EBITDA and Adjusted EBITDA for the year ended December 31, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended

  March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our EBITDA and Adjusted EBITDA for the nine months ended September 30, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating EBITDA and Adjusted EBITDA for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

(b)
Equity-based compensation expense is a non-cash compensation item that is included in our general and administrative expenses in our statements of operations.

  The following table presents a reconciliation of net income (loss) to funds from operations, or FFO, and FFO (excluding specified items) for the period presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,
							Year Ended December 31,
	Nine Months Ended September 30, 2014
			Year Ended December 31, 2013		NSA 2014	Combined(a) 2013	Combined(a) 2013	Predecessor 2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract):
Real estate depreciation and amortization					15,311	5,833	9,375	3,826
Gains from sale of self-storage properties		—		—	(1,427)	—	—	(218)

FFO	$		$		$(102)	$(1,364)	$(2,359)	$156
Add (subtract)
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Equity-based compensation expense(b)					1,000	—	1,104	—

FFO (excluding specified items)	$		$		$10,477	$(1,812)	$2,178	$(1,353)

(a)
Our FFO and FFO (excluding specified items) for the year ended December 31, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our FFO and FFO (excluding specified items) for the nine months ended September 30, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating FFO and FFO (excluding specified items) for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

(b)
Equity-based compensation expense is a non-cash compensation item that is included in our general and administrative expenses in our statements of operations.
(6)
For more information about our properties in each period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(7)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space.

(8)
Represents total occupied rentable square feet divided by total rentable square feet.

RISK FACTORS

        An investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common shares could decline significantly and you could lose a part or all of your investment.

Risks Related to Our Business

Adverse economic or other conditions in the markets in which we do business and more broadly could negatively affect our occupancy levels and rental rates and therefore our operating results.

        Our operating results are dependent upon our ability to achieve optimal occupancy levels and rental rates at our self-storage properties. Adverse economic or other conditions in the markets in which we do business, particularly in California, North Carolina, Oklahoma, Oregon and Texas, which accounted for approximately 9%, 9%, 14%, 27% and 17%, respectively, of our combined revenues for the three months ended September 30, 2014, may lower our occupancy levels and limit our ability to maintain or increase rents or require us to offer rental discounts. The following adverse developments, among others, in the markets in which we do business may adversely affect the operating performance of our properties:

  •
  business layoffs or downsizing, industry slowdowns, relocation of businesses and changing demographics;

  •
  periods of economic slowdown or recession, declining demand for self-storage or the public perception that any of these events may occur;

  •
  local or regional real estate market conditions, such as competing properties, the oversupply of self-storage or a reduction in demand for self-storage in a particular area; and

  •
  perceptions by prospective tenants of the safety, convenience and attractiveness of our properties and the neighborhoods in which they are located.

        We are also susceptible to the effects of adverse macro-economic events and business conditions that can result in higher unemployment, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to increased bad debts due to recessionary pressures. Adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to other products and services. A general reduction in the level of discretionary spending or shifts in consumer discretionary spending could adversely affect our growth and profitability.

We may not be successful in identifying and consummating suitable acquisitions, adding suitable new PROs, or integrating and operating such acquisitions, including integrating them into our financial and operational reporting infrastructure and internal control framework in a timely manner, which may impede our growth.

        Our ability to expand through acquisitions is integral to our business strategy and requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable properties or other assets that meet our acquisition criteria or in consummating acquisitions on satisfactory terms or at all. Failure to identify or consummate acquisitions will slow our growth, which could in turn adversely affect our share price.

        With respect to the 113 properties in our pipeline that are not under contract to be acquired, there can be no assurance that definitive agreements relating to the acquisition of these properties will be entered into by our company and the current property owner(s). All such pipeline properties are subject to additional due diligence by our company, the determination by us to pursue the acquisition of the property and the decision of the current owner(s) to contribute the property to our company. There can be no assurance that we will be able to acquire any of the properties in our pipeline.

        Our ability to acquire properties on favorable terms and successfully integrate and operate them, including integrating them into our financial and operational reporting infrastructure in a timely manner, may be constrained by the following significant risks:

  •
  we face competition from national (e.g., large public and private self-storage companies, institutional investors and private equity funds), regional and local owners, operators and developers of self-storage properties, which may result in higher property acquisition prices and reduced yields;

  •
  we may not be able to achieve satisfactory completion of due diligence investigations and other customary closing conditions;

  •
  we may fail to finance an acquisition on favorable terms or at all;

  •
  we may spend more time and incur more costs than budgeted to make necessary improvements or renovations to acquired properties;

  •
  we may experience difficulties in effectively integrating the financial and operational reporting systems of the properties or portfolios we acquire into (or supplanting such systems with) our financial and operational reporting infrastructure and internal control framework in a timely manner; and

  •
  we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by persons dealing with the former owners of the properties and claims for indemnification by general partners, trustees, officers and others indemnified by the former owners of the properties.

We face competition for tenants and the acquisition of self-storage properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

        We compete with many other entities engaged in real estate investment activities for tenants and acquisitions of self-storage properties, including national, regional and local owners, operators and developers of self-storage properties. Our primary national competitors for both tenants in many of our markets and for acquisition opportunities are the large public and private self-storage companies, institutional investors, and private equity funds. Actions by our competitors may decrease or prevent increases in the occupancy and rental rates, while increasing the operating expenses of our properties. These competitors may also drive up the price we pay for self-storage properties or other assets we seek to acquire or may succeed in acquiring those properties or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive bidders because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. The number of entities and the amount of funds competing for suitable investment properties may increase in the future. This competition may result in higher property acquisition prices and reduced yields.

Rental revenues are significantly influenced by demand for self-storage space generally, and a decrease in such demand would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

        Because our portfolio of properties consists primarily of self-storage properties, we are subject to risks inherent in investments in a single industry. A decrease in the demand for self-storage space would have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio. Demand for self-storage space has been and could be adversely affected by ongoing weakness in the national, regional and local economies, changes in supply of, or demand for, similar or competing self-storage properties in an area and the excess amount of self-storage space in a particular market. To the extent that any of these conditions occur, they are likely to affect market rents for self-storage space, which could cause a decrease in our rental revenue. Any such decrease could impair our operating results, ability to satisfy debt service obligations and ability to make cash distributions to our shareholders.

Increases in taxes and regulatory compliance costs may reduce our income and adversely impact our cash flows.

        Increases in income, property or other taxes generally are not passed through to tenants under leases and may reduce our net income, FFO, cash flow, financial condition, ability to pay or refinance our debt obligations, ability to make cash distributions to shareholders, and the trading price of our securities. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which could result in similar adverse effects.

        Even if we qualify as a REIT for U.S. federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. The amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flow would be adversely impacted, and our ability to pay any expected dividends to our shareholders could be adversely affected.

        Many states and jurisdictions are facing severe budgetary problems. Action that may be taken in response to these problems, such as increases in property taxes on commercial properties, changes to sales taxes or other governmental efforts, including mandating medical insurance for employees, could adversely impact our business and results of operations.

Our storage leases are relatively short-term in nature, which exposes us to the risk that we may have to re-lease our units and we may be unable to do so on attractive terms, on a timely basis or at all.

        Our storage leases are relatively short-term in nature, typically month-to-month, which exposes us to the risk that we may have to re-lease our units frequently and we may be unable to do so on attractive terms, on a timely basis or at all. Because these leases generally permit the tenant to leave at the end of the month without penalty, our revenues and operating results may be impacted by declines in market rental rates more quickly than if our leases were for longer terms. In addition, any delay in re-leasing units as vacancies arise would reduce our revenues and harm our operating results.

We face system security risks as we depend upon automated processes and the Internet.

        We are increasingly dependent upon automated information technology processes and Internet commerce, and some of our new tenants come from the telephone or over the Internet. Moreover, the nature of our business involves the receipt and retention of personal information about our tenants. We also rely extensively on third-party vendors to retain data, process transactions and provide other systems services. These systems and our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer worms, viruses and other destructive or disruptive security breaches and catastrophic events, such as a natural disaster or a terrorist event or cyber-attack. In addition, experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns.

We may become subject to litigation or threatened litigation that may divert management's time and attention, require us to pay damages and expenses or restrict the operation of our business.

        We may become subject to disputes with commercial parties with whom we maintain relationships or other parties with whom we do business. Any such dispute could result in litigation between us and the other parties. Whether or not any dispute actually proceeds to litigation, we may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from our management's ability to focus on our business. Any such resolution could involve the payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement with terms that restrict the operation of our business.

        There are other commercial parties, at both a local and national level, that may assert that our use of our brand names and other intellectual property conflict with their rights to use brand names and other intellectual property that they consider to be similar to ours. Any such commercial dispute and related resolution would involve all of the risks described above, including, in particular, our agreement to restrict the use of our brand name or other intellectual property.

        We also could be sued for personal injuries and/or property damage occurring on our properties. The liability insurance we maintain may not cover all costs and expenses arising from such lawsuits.

The acquisition of new properties that lack operating history with us will make it more difficult to predict our operating results.

        We intend to continue to acquire additional properties, including those committed to be contributed to us. These acquisitions could fail to perform in accordance with our expectations. If we fail to accurately estimate occupancy levels, rental rates, operating costs or costs of improvements to bring an acquired property up to the standards established for our intended market position, the performance of the property may be below expectations. Acquired properties may have characteristics or deficiencies affecting their valuation or profitability potential that we have not yet discovered. We cannot assure that the performance of properties acquired by us will increase or be maintained following our acquisition.

A material weakness has been identified in our internal control over financial reporting. If we fail to implement and maintain effective internal control over financial reporting, investors could lose confidence in our reported financial information, the trading price of our common shares could decline and our access to the capital markets or other financing sources could become limited.

        In connection with the audit of our financial statements as of and for the period ended December 31, 2013, our independent registered public accounting firm identified a deficiency in our system of internal control over financial reporting that it considered to be a material weakness. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness related to our lack of sufficient and competent resources within our accounting department necessary to analyze and account for routine and complex transactions in a timely manner and inadequate formal processes for adequate review of accounting for routine and complex transactions, including financial reporting disclosures.

        Although we are working to remedy this material weakness by (i) hiring adequate accounting resources with the appropriate level of technical experience and training in the application of technical accounting guidance to routine and complex transactions, (ii) implementing a policy of enhanced review and approval of relevant and sufficient data to support our assumptions and judgments in routine and complex transactions and documenting that review and approval, and (iii) hiring a third-party consultant to assist us in highly complex, non-routine accounting determinations and developing control procedures and policies, among other related duties, there is no assurance that these actions, as well as our plans to continue to add additional resources during the second half of 2014, will allow us to remediate this material weakness and provide a solid foundation to meet the ongoing requirements of being a public company. If we fail to implement and maintain effective internal control over financial reporting (including promptly and effectively remediating this material weakness), investors could lose confidence in our reported financial information and the trading price of our common shares could be adversely affected.

We do not always obtain third-party appraisals of our properties, and thus the consideration paid for these properties may exceed the value that may be indicated by third-party appraisals.

        We do not always obtain third-party appraisals in connection with our acquisition of properties. As a result, the consideration we pay in exchange for such properties may exceed the value a third-party appraiser would estimate for the property.

Costs associated with complying with the Americans with Disabilities Act of 1990, or the ADA, may result in unanticipated expenses.

        Under the ADA, places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws may also require modifications to our properties, or restrict certain further renovations of the properties, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. We have not conducted an audit or investigation of all of our properties to determine our compliance and we cannot predict the ultimate cost of compliance with the ADA or other legislation. If one or more of our properties is not in compliance with the ADA or other legislation, then we would be required to incur additional costs to bring the property into compliance. If we incur substantial costs to comply with the ADA or other legislation, our financial condition, results of operations, cash flow, per share trading price of our common shares and our ability to satisfy our debt service obligations and to make cash distributions to our shareholders could be adversely affected.

Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations.

        Under various U.S. federal, state and local laws, ordinances and regulations, owners and operators of real estate may be liable for the costs of investigating and remediating certain hazardous substances or other regulated materials on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such substances or materials. The presence of such substances or materials, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to lease, sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous substances or other regulated materials may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air and third-parties may seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials.

        Certain environmental laws also impose liability, without regard to knowledge or fault, for removal or remediation of hazardous substances or other regulated materials upon owners and operators of contaminated property even after they no longer own or operate the property. Moreover, the past or present owner or operator from which a release emanates could be liable for any personal injuries or property damages that may result from such releases, as well as any damages to natural resources that may arise from such releases.

        Certain environmental laws impose compliance obligations on owners and operators of real property with respect to the management of hazardous materials and other regulated substances. For example, environmental laws govern the management of asbestos-containing materials and lead-based paint. Failure to comply with these laws can result in penalties or other sanctions.

        No assurances can be given that existing environmental studies with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of our properties did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties. There also exists the risk that material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future. Finally, future laws, ordinances or regulations and future interpretations of existing laws, ordinances or regulations may impose additional material environmental liability.

Rising operating expenses could adversely impact our operating results and ability to make cash distributions to our shareholders.

        Our properties and any other properties we acquire in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. Our properties are subject to increases in operating expenses such as real estate and other taxes, personnel costs including the cost of providing specific medical coverage to our employees, utilities, insurance, administrative expenses and costs for repairs and maintenance. If operating expenses increase without a corresponding increase in revenues, our operating results and ability to make cash distributions to our shareholders could be adversely affected.

We rely on our PROs' on-site personnel to maximize tenant satisfaction at each of our properties, and any difficulties they encounter in hiring, training and maintaining skilled on-site personnel may harm our operating performance.

        Our PROs had over 550 personnel in the management and operation of our in-place portfolio as of September 30, 2014. The general professionalism of site managers and staff are contributing factors to a site's ability to successfully secure rentals and retain tenants. We rely on our PROs' on-site personnel to maintain clean and secure self-storage properties. If our PROs are unable to successfully recruit, train and retain qualified on-site personnel, the quality of service we and our PROs strive to provide at our properties could be adversely affected, which could lead to decreased occupancy levels and reduced operating performance of our properties.

Our PROs have tenant insurance-related arrangements that are subject to state-specific governmental regulation, which may adversely affect our results.

        Our PROs have tenant insurance-related arrangements with regulated insurance companies who pay our PROs access fees and commissions to help them procure business at our properties. These arrangements are managed by certain of our PROs who have developed marketing programs and management procedures to navigate the regulatory environment. The tenant insurance business, including the fees associated with these arrangements, is subject to state specific governmental regulation. The regulatory authorities generally have broad discretion to grant, renew and revoke licenses and approvals, to promulgate, interpret and implement regulations, and to evaluate compliance with regulations through periodic examinations, audits and investigations of the affairs of insurance providers. As a result of regulatory or private action in any jurisdiction, we may be temporarily or permanently suspended from continuing some or all of our insurance-related activities, or otherwise fined or penalized or suffer an adverse judgment, which could adversely affect our business and results of operations.

Privacy concerns could result in regulatory changes that may harm our business.

        Personal privacy has become a significant issue in the jurisdictions in which we operate. Many jurisdictions in which we operate have imposed restrictions and requirements on the use of personal information by those collecting such information. Changes to law or regulations affecting privacy, if applicable to our business, could impose additional costs and liability on us and could limit our use and disclosure of such information.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition, operating results and cash flow.

        We maintain comprehensive liability, fire, flood, earthquake, wind (as deemed necessary or as required by our lenders), extended coverage and rental loss insurance with respect to our properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, hurricanes, tornadoes, riots, acts of war or terrorism. Should an uninsured loss occur, we could lose both our investment in and anticipated profits and cash flow from a property. In addition, if any such loss is insured, we may be required to pay significant amounts on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss, or the amount of the loss may exceed our coverage for the loss. As a result, our operating results may be adversely affected.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties.

        Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. In addition, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements.

        In acquiring a property, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. For example, we are party to certain agreements with our PROs that provide that, until March 31, 2023, our operating partnership shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property that is a part of the applicable self-storage property portfolio relating to a series of subordinated performance units without the consent of the partners (including us) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding series of subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly owned subsidiaries of our operating partnership. These restrictions may require us to keep certain properties that we would otherwise sell, which could have an adverse effect on our results of operations, financial condition, cash flow and ability to execute our business plan.

Our performance and the value of our self-storage properties are subject to risks associated with the real estate industry.

        Our rental revenues and operating costs and the value of our real estate assets, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected. Events or conditions beyond our control that may adversely affect our operations or the value of our properties include but are not limited to:

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  downturns in the national, regional and local economic climate;

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  local or regional oversupply, increased competition or reduction in demand for self-storage space;

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  vacancies or changes in market rents for self-storage space;

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  inability to collect rent from customers;

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  increased operating costs, including maintenance, insurance premiums and real estate taxes;

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  changes in interest rates and availability of financing;

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  hurricanes, earthquakes and other natural disasters, civil disturbances, terrorist acts or acts of war that may result in uninsured or underinsured losses;

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  significant expenditures associated with acquisitions, such as debt service payments, real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from a property;

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  costs of complying with changes in laws and governmental regulations, including those governing usage, zoning, the environment and taxes; and

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  the relative illiquidity of real estate investments.

        In addition, prolonged periods of economic slowdown or recession, rising interest rates or declining demand for self-storage space, or the public perception that any of these events may occur, could result in a general decline in rental revenues, which could impair our ability to satisfy our debt service obligations and to make distributions to our shareholders.

We may assume unknown liabilities in connection with the acquisition of self-storage properties in the formation transactions, which, if significant, could materially and adversely affect our operating results, financial condition and business.

        Our company has acquired and plans to further acquire, through our operating partnership, additional self-storage properties, or legal entities owning self-storage properties, from third-party contributors that are subject to existing liabilities, some of which may be unknown at the time the contribution is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with such entities, tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. As part of such transactions, these contributors make and have made limited representations and warranties to us regarding the entities, properties and other assets to be acquired by our operating partnership and generally agree to indemnify our operating partnership for 12 months after the closing of the consolidation for breaches of such representations. Because many liabilities may not be identified within such period, we may have no recourse against the contributors for such liabilities. Moreover, to the extent the contributors are or become PROs, we may choose not to enforce, or to enforce less vigorously, our rights against them due to our desire to maintain our ongoing relationship with our PROs, which could adversely affect our operating results and business. Any unknown or unquantifiable liability that we assume in connection with the formation transactions for which we have no or limited recourse could materially and adversely affect our operating results, financial condition and business.

Our business could be harmed if key personnel terminate their employment with us.

        Our success depends, to a significant extent, on the continued services of Arlen D. Nordhagen and Tamara D. Fischer and the other members of our senior management team. Mr. Nordhagen and Ms. Fischer will enter into new employment agreements with us to be effective as of the completion of this offering. These employment agreements provide for an initial three-year term of employment for these executives. Notwithstanding these agreements, there can be no assurance that any of them will remain employed by us. The loss of services of one or more members of our senior management team could harm our business and our prospects.

Pursuant to the JOBS Act, we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies for so long as we are an "emerging growth company."

        We are an "emerging growth company" as defined in the JOBS Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company." We would cease to be an "emerging growth company" if we have more than $1 billion in annual gross revenues, we have more than $700 million in market value of our shares held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. If we take advantage of any or all of these exceptions, we cannot predict if some investors will find our common shares less attractive. As a result, there may be a less active trading market for our common shares and our share price may be more volatile.

Risks Related to Our Structure and Our Relationships with Our PROs

Our management and PROs have limited experience operating under our company's capital structure, and we may not be able to achieve the desired outcomes that the structure is intended to produce.

        Our management and PROs have conducted their business under different capital structures and have limited experience operating under our capital structure. As a means of incentivizing our PROs to drive operating performance and support the sustainability of the operating cash flow from their contributed properties that they continue to manage on our behalf, we issued each PRO subordinated performance units aimed at aligning the interests of our PROs with our interests and those of our shareholders. The subordinated performance units are entitled to distributions exclusively tied to the performance of each PRO's contributed portfolios but only after minimum performance thresholds are satisfied. Our issuance of such units, however, could be based on inaccurate valuations and thus misallocated, which would limit or eliminate the effectiveness of our intended incentive-based program. Moreover, difficulties in aligning incentives and implementing our structure could allow a PRO to underperform without triggering our right to terminate the applicable facilities portfolio and asset management agreements and transfer management rights of the PRO to us (or a designee) or cause our management to be distracted from other aspects of our business, which could adversely affect our operating results and business.

We are restricted in making property sales on account of agreements with our PROs that may require us to keep certain properties that we would otherwise sell.

        The partnership unit designations related to our subordinated performance units provide that, until March 31, 2023, our operating partnership may not sell, dispose or otherwise transfer any property that is a part of the applicable self-storage property portfolio relating to a series of subordinated performance units without the consent of the partners (including us) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding series of subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly owned subsidiaries of our operating partnership. This restriction may require us to keep certain properties that we would otherwise sell, which could have an adverse effect on our results of operations, financial condition, cash flow and ability to execute our business plan. In addition, we may enter into agreements with future PROs that contain the same or similar restrictions or that impose such restrictions for different periods.

Our ability to terminate our facilities portfolio management agreements and asset management agreements with a PRO is limited, which may adversely affect our ability to execute our business plan.

        We may elect to terminate our facilities portfolio management agreements and asset management agreements with a PRO and transfer property management responsibilities over the properties managed by such PRO to us (or our designee), only if a PRO breaches its non-competition covenants or "Key Person Standards" or if one or more of the PRO's properties fails to meet certain pre-determined performance thresholds for more than two consecutive calendar years or if the operating cash flow generated by the properties of the PRO for any calendar year falls below a level that will enable us to fund minimum levels of distributions, debt service payments attributable to the properties, and fund the properties' actual and allocable operating expenses. Consequently, to the extent a PRO complies with these covenants, standards, and minimum requirements, we may not be able to terminate the applicable facilities portfolio management agreements and asset management agreements and transfer property management responsibilities over such properties even if our board of trustees believes that such PRO is not properly executing our business plan and/or is failing to operate its properties to their full potential. Moreover, transferring the management responsibilities over the properties managed by a PRO may be costly or difficult to implement or may be delayed, even if we are able to and believe that such a change in portfolio and property management would be beneficial to us and our shareholders.

We may less vigorously pursue enforcement of terms of agreements entered into with our PROs because of conflicts of interest with our PROs.

        Our PROs are entities that have contributed or will contribute through contribution agreements, self-storage properties, or legal entities owning self-storage properties, to our operating partnership or DownREIT partnerships in exchange for ownership interests in our operating partnership or DownREIT partnerships. As part of each transaction, our PROs make and have made limited representations and warranties to our operating partnership regarding the entities, properties and other assets to be acquired by our operating partnership or DownREIT partnerships in the contribution and generally agree to indemnify our operating partnership for 12 months after the closing of the contribution for breaches of such representations. Such indemnification is limited, however, and our operating partnership is not entitled to any other indemnification in connection with the contributions. In addition, following each contribution, the day-to-day operations of each of the contributed properties will be managed by the PROs who were the principals of the applicable self-storage property portfolios prior to the contribution. In addition, certain of our PROs are members of our board of trustees, members of our PRO advisory committee, or are executive officers of our company. Consequently, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements and any other agreements with our PROs due to our desire to maintain our ongoing relationship with our PROs, which could adversely affect our operating results and business.

We own self-storage properties in some of the same geographic regions as our PROs and may compete for tenants with other properties managed by our PROs.

        Pursuant to the facilities portfolio management agreements with our PROs, each PRO has agreed that, without our consent, the PRO will not, and it will cause its affiliates not to, enter into any new agreements or arrangements for the management of additional self-storage properties, other than the properties we are not acquiring and the properties each PRO contributes to our operating partnership. Although our PROs have collectively contributed the vast majority of their properties to our company as part of the formation transactions and may contribute or sell additional properties to us in the future, we have not and will not acquire all of the self-storage properties of our PROs. We will therefore own self-storage properties in some of the same geographic regions as our PROs, and, as a result, we may compete for tenants with our PROs. This competition may affect our ability to attract and retain tenants and may reduce the rental rates we are able to charge, which could adversely affect our operating results and business.

Our PROs have limited experience with our technology and best practices programs, and such programs may not be able to achieve the desired outcomes they are intended to produce.

        Before contributing their portfolios to our company, our PROs operated their portfolios under independent, regional property management companies. In order to take advantage of the scale and operational efficiencies afforded a large national operator while benefiting from the local expertise and relationships of our experienced PROs, we developed our technology and best practices programs, which use a number of methods, tools and platforms, including: (1) a common data platform for financial, operational and marketing data collection, reporting, analysis and dissemination, (2) a common online marketing platform to deliver economies of scale for Internet search rankings and customer lead generation, (3) a centralized call center supporting property operations, (4) economies of scale for purchasing products such as property insurance, retail merchandise, office supplies, merchant credit and debit card processing and online auction services and (5) a forum for sharing management techniques with the power of high-level collaboration across decentralized operations. We believe that the successful implementation of our technology and best practices programs across our portfolio will allow us to more effectively achieve optimal rental and occupancy rates and increase margins, which will drive cash flow growth across our portfolio. However, our PROs have limited experience with the methods, tools and platforms of our technology and best practices programs and may not be able to implement them on a timely basis or at all, which could adversely impact the effectiveness of the programs. In addition, as we acquire additional self-storage properties from third-party sellers, we will attempt to implement our technology and best practices programs at such properties. There can be no assurance that we will be able to do so effectively or on a timely basis. Moreover, even if these programs are fully implemented, there can be no assurance that they will achieve the desired outcomes they are intended to produce.

Our PROs may engage in other activities, diverting their attention from the management of our properties, which could adversely affect the execution of our business plan and our operating results.

        Our PROs and their employees and personnel are in the business of managing self-storage properties. As of September 30, 2014, our PROs managed more than 140 self-storage properties which are not included in our in-place portfolio. We have agreed that our PROs may continue to manage such properties, and our PROs are not obligated to dedicate any specific employees or personnel exclusively to the management of our properties. As a result, their time and efforts may be diverted from the management of our properties, which could adversely affect the execution of our business plan and our operating results.

When a PRO elects or is required to "retire" we may become exposed to new and additional costs and risks.

        Under the facilities portfolio management agreements, after a two year period following the later of completion of this offering or the initial contribution of their properties to us, a PRO may elect, or be required, to "retire" from the self-storage business. Upon a retirement event, management of the properties will be transferred to us (or our designee) in exchange for OP units with a value equal to four times the average of the normalized annual EBITDA from the management contracts related to such PRO's contributed portfolio over the immediately preceding 24-month period. As a result of this transfer, we may become exposed to new and additional costs and risks. Accordingly, the retirement of a PRO may adversely affect our financial condition and operating results.

The formation transactions and related agreements were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third-parties.

        We did not conduct arm's-length negotiations with certain of the parties involved regarding the terms of the formation transactions and related agreements, including the contribution agreements, facilities portfolio management agreements, asset management agreements and registration rights agreements. In the course of structuring the formation transactions and related agreements, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they received from us. Accordingly, the terms of the formation transactions and related agreements may not solely reflect the best interests of us or our shareholders and may be overly favorable to the other party to such transactions and agreements.

Our management has limited experience operating a REIT and operating a public company and therefore may have difficulty in successfully and profitably operating our business, or complying with regulatory requirements.

        Prior to the closing of this offering, our management has had limited experience operating a REIT and operating a public company. As a result, we cannot assure you that we will be able to successfully operate as a REIT, execute our business strategies as a public company, or comply with regulatory requirements applicable to public companies.

Conflicts of interest could arise with respect to certain transactions between the holders of OP units (including subordinated performance units), on the one hand, and us and our shareholders, on the other.

        Following completion of this offering and the formation transactions, conflicts of interest could arise with respect to the interests of holders of OP units (including subordinated performance units), on the one hand, which include members of our senior management team, PROs, trustees and trustee nominees (including Arlen D. Nordhagen, our chief executive officer, president and expected chairman of the board of trustees) and us and our shareholders, on the other. In particular, the consummation of certain business combinations, the sale, disposition or transfer of certain of our assets or the repayment of certain indebtedness that may be desirable to us and our shareholders could have adverse tax consequences to such unit holders. In addition, our trustees and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties as a general partner to our operating partnership and its partners may come into conflict with the duties of our trustees and officers to our company and our shareholders. The partnership agreement of our operating partnership does not require us to resolve such conflicts in favor of either our company or the limited partners in our operating partnership. Further, there can be no assurance that any procedural protections we implement to address these or other conflicts of interest will result in optimal outcomes for us and our shareholders.

The partnership agreement of our operating partnership contains provisions that may delay, defer or prevent a change in control.

        The partnership agreement of our operating partnership provides that subordinated performance unit holders holding more than 50% of the voting power of the subordinated performance units (other than those held by our company or its subsidiaries) must approve certain change of control transactions involving our operating partnership unless, as a result of such transactions, the holders of subordinated performance units are offered an opportunity (1) to allow their subordinated performance units to remain outstanding without the terms thereof being materially and adversely changed or the subordinated performance units are converted into or exchanged for equity securities of the surviving entity having terms and conditions that are substantially similar to those of the subordinated performance units (it being understood that we may not be the surviving entity and that the parent of the surviving entity or the surviving entity may not be publicly traded) and (2) to receive for each subordinated performance unit an amount of cash, securities or other property payable to a holder of OP units had such holder exercised its right to exchange its subordinated performance units for OP units taking into consideration a specified conversion penalty associated with such an exchange. These approval rights could delay, deter, or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

We may change our investment and financing strategies and enter into new lines of business without shareholder consent, which may subject us to different risks.

        We may change our business and financing strategies and enter into new lines of business at any time without the consent of our shareholders, which could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and businesses described in this document. A change in our strategy or our entry into new lines of business may increase our exposure to other risks or real estate market fluctuations.

Certain provisions of Maryland law could inhibit a change in our control.

        Certain provisions of the Maryland General Corporation Law, or the MGCL, applicable to a Maryland real estate investment trust, may have the effect of inhibiting a third-party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then prevailing market price of such shares. We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our then outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder and, thereafter, imposes special appraisal rights and special shareholder voting requirements on these combinations. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of trustees of a REIT prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has by resolution exempted business combinations between us and (1) any other person, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such person), (2) Arlen D. Nordhagen and any of his affiliates and associates and (3) any person acting in concert with the foregoing, from these provisions of the MGCL. As a result, such persons may be able to enter into business combinations with us that may not be in the best interests of our shareholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of trustees does not otherwise approve a business combination, this statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. See "Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Business Combinations."

        The "control share" provisions of the MGCL provide that holders of "control shares" of a Maryland real estate investment trust (defined as voting shares which, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in the election of trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our trustees who are also our employees. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future. See "Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Control Share Acquisitions."

        The "unsolicited takeover" provisions of the MGCL (Subtitle 8 of Title 3) permit our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain provisions (including a classified board) if we have a class of equity securities registered under the Exchange Act (which we will have upon the completion of this offering and the formation transactions), and at least three independent trustees. These provisions may have the effect of inhibiting a third-party from making an acquisition proposal for us or of delaying, deferring or preventing a change in our control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then current market price. See "Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Subtitle 8."

Our authorized but unissued common and preferred shares may prevent a change in our control.

        Our declaration of trust authorizes us to issue additional authorized but unissued common shares and preferred shares. In addition, our board of trustees may, without common shareholder approval, increase the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue and classify or reclassify any unissued common shares or preferred shares, and may set or change the preferences, rights and other terms of any unissued classified or reclassified shares. As a result, among other things, our board may establish a class or series of common shares or preferred shares that could delay or prevent a transaction or a change in our control that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interest.

        Our declaration of trust limits the liability of our present and former trustees and officers to us and our shareholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former trustees and officers will not have any liability to us or our shareholders for money damages other than liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  active and deliberate dishonesty by the trustee or officer that was established by a final judgment and is material to the cause of action.

        Our declaration of trust authorizes us to indemnify our present and former trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former trustee or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former trustees and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our shareholders may have more limited rights against our present and former trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Our declaration of trust contains provisions that make removal of our trustees difficult, which could make it difficult for our shareholders to effect changes to our management.

        Our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares, a trustee may be removed with or without cause, by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. Vacancies generally may be filled only by a majority of the remaining trustees in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing trustees and may prevent a change in our control that is in the best interests of our shareholders.

Restrictions on ownership and transfer of our shares may restrict change of control or business combination opportunities in which our shareholders might receive a premium for their shares.

        In order for us to qualify as a REIT for each taxable year after 2015, no more than 50% in value of our outstanding shares may be owned, directly or constructively, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our shares during at least 335 days of a taxable year of 12 months, or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. To assist us in preserving our REIT qualification, among other purposes, our declaration of trust generally prohibits, among other limitations, any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares. These ownership limits and the other restrictions on ownership and transfer of our shares contained in our declaration of trust could have the effect of discouraging a takeover or other transaction in which holders of our common shares might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Risks Related to Our Debt Financings

There are risks associated with our indebtedness.

        Upon the completion of this offering and the formation transactions, our existing credit facility will automatically convert to a $425 million unsecured credit facility with a syndicate of lenders led by KeyBank National Association, comprised of a revolving line of credit of approximately $       million and a term loan of approximately $       million. At such time, we expect to have the entire term loan amount drawn and approximately $       million drawn on our revolving line of credit. In addition, we expect to have approximately $       million in mortgage debt outstanding upon the completion of this offering and the formation transactions. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

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  our cash flow may be insufficient to meet our required principal and interest payments;

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  we may be unable to borrow additional funds as needed or on favorable terms, including to make acquisitions or to continue to make distributions required to maintain our qualification as a REIT;

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  we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

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  because a portion of our debt that bears interest at variable rates is not hedged, an increase in interest rates could materially increase our interest expense;

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  we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

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  after debt service, the amount available for cash distributions to our shareholders is reduced;

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  our debt level could place us at a competitive disadvantage compared to our competitors with less debt;

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  we may experience increased vulnerability to economic and industry downturns, reducing our ability to respond to changing business and economic conditions;

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  we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases;

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  we may default on our obligations and the lenders or mortgagees may enforce our guarantees;

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  we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

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  our default under any one of our mortgage loans with cross-default or cross-collateralization provisions could result in a default on other indebtedness or result in the foreclosures of other properties.

Disruptions in the financial markets could affect our ability to obtain debt financing on reasonable terms or at all and have other adverse effects on us.

        Uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions. A downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plans accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing.

We depend on external sources of capital that are outside of our control, which could adversely affect our ability to acquire or develop properties, satisfy our debt obligations and/or make distributions to shareholders.

        We depend on external sources of capital to acquire properties, to satisfy our debt obligations and to make distributions to our shareholders required to maintain our qualification as a REIT, and these sources of capital may not be available on favorable terms, or at all. Our access to external sources of capital depends on a number of factors, including the market's perception of our growth potential and our current and potential future earnings and our ability to continue to qualify as a REIT for U.S. federal income tax purposes. If we are unable to obtain external sources of capital, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt obligations or make cash distributions to our shareholders that would permit us to qualify as a REIT or avoid paying tax on all of our net taxable income.

Increases in interest rates may increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and make cash distributions to our shareholders.

        Upon the completion of this offering and the formation transactions, we expect to have approximately $       million of debt outstanding, approximately $       million, or    %, of which is subject to variable interest rates (excluding debt with interest rate swaps). Upon the completion of this offering and the formation transactions, this variable-rate debt will have a weighted average interest rate of approximately       % per annum (based on one-month London InterBank Offered Rate, or LIBOR, rates in effect as of September 30, 2014 and giving effect to our expected corporate leverage ratio, which determines future pricing under the credit facility). The credit markets have recently experienced historic lows in interest rates. As the overall economy strengthens, it is possible that monetary policy will continue to tighten further, resulting in higher interest rates. Interest rates on variable-rate debt could be higher than current levels, which could increase our financing costs and decrease our cash flow and our ability to pay cash distributions to our shareholders. For example, if market rates of interest on this variable-rate debt increased by 100 basis points (excluding variable-rate debt with interest rate floors), the increase in interest expense would decrease future earnings and cash flows by approximately $             million annually.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

        We have historically sought, and may in the future seek, to manage our exposure to interest rate volatility by using interest rate hedging arrangements. These arrangements may not be effective in reducing our exposure to interest rate changes and involve risks, such as the risk that the counterparty may fail to honor its obligations under an arrangement. There is no assurance that a potential counterparty will perform its obligations under a hedging arrangement or that we will be able to enforce such an arrangement. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations and ability to make cash distributions to our shareholders.

We could become more highly leveraged in the future because our organizational documents contain no limitation on the amount of debt we may incur.

        Our organizational documents contain no limitations on the amount of indebtedness that we or our operating partnership may incur. We could alter the balance between our total outstanding indebtedness and the value of our portfolio at any time. If we become more highly leveraged, the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and to pay our anticipated cash distributions and/or to continue to make cash distributions to maintain our REIT qualification, and could harm our financial condition.

The terms and covenants relating to our indebtedness could adversely impact our economic performance.

        Our credit facility contains (and any new or amended facility we may enter into from time to time will likely contain) customary affirmative and negative covenants, including financial covenants that, among other things, cap our total leverage at 70% of our gross asset value, which will decrease to 60% upon the completion of this offering, require us to have a minimum fixed charge coverage ratio of 1.5 to 1, and require us to have a minimum net worth (as defined in our credit facility) of approximately $133 million plus 75% of the net proceeds of equity issuances. In the event that we fail to satisfy our covenants, we would be in default under our credit agreement and may be required to repay such debt with capital from other sources. Under such circumstances, other sources of debt or equity capital may not be available to us, or may be available only on unattractive terms. Moreover, the presence of such covenants could cause us to operate our business with a view toward compliance with such covenants, which might not produce optimal returns for shareholders.

Risks Related to Our Qualification as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of operating cash flow to our shareholders.

        We believe that we have been organized and intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. We have not requested, and do not intend to request a ruling from the IRS, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through partnerships, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding shares and the amount of our distributions. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Moreover, new legislation, court decisions or administrative guidance may, in each case possibly with retroactive effect, make it more difficult or impossible for us to qualify as a REIT. Thus, while we believe that we have been organized and intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have qualified or will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire or services that we can provide in the future.

        If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our shareholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of operating cash flow to our shareholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to make distributions to our shareholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to be taxed as a REIT until the fifth calendar year following the year in which we failed to qualify.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

        Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, alternative minimum taxes, state or local income and property and transfer taxes, including real property transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. See "U.S. Federal Income Tax Considerations—Taxation of REITs in General." Any of these taxes would decrease operating cash flow to our shareholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we may hold some of our assets or provide certain services to our tenants through one or more taxable REIT subsidiaries, or TRSs, or other subsidiary corporations that will be subject to corporate-level income tax at regular corporate rates. Any TRSs or other taxable corporations in which we invest will be subject to U.S. federal, state and local corporate taxes. Furthermore, if we acquire appreciated assets from a corporation that is or has been a subchapter C corporation in a transaction in which the adjusted tax basis of such assets in our hands is less than the fair market value of the assets, determined at the time we acquired such assets, and if we subsequently dispose of any such assets during the 10-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from the disposition of such assets to the extent of the excess of the fair market value of the assets on the date that we acquired such assets over the basis of such assets on such date, which we refer to as built-in gains. Payment of these taxes generally could materially and adversely affect our income, cash flow, results of operations, financial condition, liquidity and prospects, and could adversely affect the value of our common shares and our ability to make distributions to our shareholders.

Failure to make required distributions would subject us to tax, which would reduce the operating cash flow to our shareholders.

        In order to qualify as a REIT, we must distribute to our shareholders each calendar year at least 90% of our net taxable income (excluding net capital gain). To the extent that we satisfy the 90%

distribution requirement, but distribute less than 100% of our net taxable income (including net capital gain), we would be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. Although we intend to distribute our net taxable income to our shareholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid the 4% non-deductible excise tax, it is possible that we, from time to time, may not have sufficient cash to distribute 100% of our net taxable income. There may be timing differences of our actual receipt of cash and the inclusion of items in our income for U.S. federal income tax purposes. Accordingly, there can be no assurance that we will be able to distribute net taxable income to shareholders in a manner that satisfies the REIT distribution requirements and avoids the 4% non-deductible excise tax.

To maintain our REIT qualification, we may be forced to borrow funds during unfavorable market conditions.

        In order to maintain our REIT qualification and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, timing differences between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the per share trading price of our common shares, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities and/or to dispose of assets at inopportune times, and could adversely affect our financial condition, results of operations, cash flows and our ability to pay distributions on, and the per share trading price of, our common shares.

Complying with the REIT requirements may cause us to forgo and/or liquidate otherwise attractive investments.

        To qualify as a REIT, we must ensure that at least 75% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources, and at least 95% of our gross income for each taxable year, excluding certain amounts, is derived from certain real property-related sources and passive income such as dividends and interest. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, U.S. government securities and qualified real estate assets. The remainder of our investment in securities generally cannot include more than 10% of the outstanding voting securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets) or more than 10% of the total value of the outstanding securities of any one issuer (other than government securities, securities of corporations that are treated as TRSs and qualified real estate assets). In addition, in general, no more than 5% of the value of our assets can consist of the securities of any one issuer (other than U.S. government securities, securities of corporations that are treated as TRSs and qualified real estate assets), and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests." If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

        To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to

REITs under the Code, we may be required to forgo investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could reduce our income and amounts available for distribution to our shareholders. Thus, compliance with the REIT requirements may hinder our investment performance.

We may be subject to a 100% tax on income from "prohibited transactions," and this tax may limit our ability to sell assets or require us to restructure certain of our activities in order to avoid being subject to the tax.

        We will be subject to a 100% tax on any income from a prohibited transaction. "Prohibited transactions" generally include sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances.

        The 100% tax will not apply to gains from the sale of inventory that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates.

Our TRSs will be subject to federal income tax and will be required to pay a 100% penalty tax on certain income or deductions if our transactions with our TRSs are not conducted on arm's length terms.

        We may conduct certain activities (such as facilitating sales of tenant insurance, selling packing supplies and locks and renting trucks or other moving equipment) through one or more TRSs.

        A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. If a TRS owns more than 35% of the total voting power or value of the outstanding securities of another corporation, such other corporation will also be treated as a TRS. Other than some activities relating to lodging and health care properties, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. A TRS is subject to U.S. federal income tax as a regular C corporation.

        No more than 25% of the value of a REIT's total assets may consist of stock or securities of one or more TRSs. This requirement limits the extent to which we can conduct our activities through TRSs. The values of some of our assets, including assets that we hold through TRSs, may not be subject to precise determination, and values are subject to change in the future. Furthermore, if a REIT lends money to a TRS, the TRS may be unable to deduct all or a portion of the interest paid to the REIT, which could increase the tax liability of the TRS. In addition, the Code imposes a 100% tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's length basis. We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurances, however, that we will be able to avoid application of the 100% tax.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

        We believe our operating partnership qualifies as a partnership for U.S. federal income tax purposes. As a partnership for U.S. federal income tax purposes, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be required to pay tax on its allocable share of our operating partnership's income. No assurance can be provided, however, that the IRS will not challenge our operating partnership's status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs. As a result, we would cease to qualify as a REIT and our operating partnership would become subject to U.S. federal, state and local income tax. The payment by our operating partnership of income tax would reduce significantly the amount of cash available to our operating partnership to satisfy obligations to make principal and interest payments on its debt and to make distribution to its partners, including us.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common shares.

        The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. shareholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to up to a 39.6% maximum U.S. federal income tax rate on ordinary income. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common shares.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets, and such instrument is properly identified under applicable Treasury regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests" and "U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Hedging Transactions." As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried back or forward against past or future taxable income in the TRS.

The ability of our board of trustees to revoke our REIT election without shareholder approval may cause adverse consequences to our shareholders.

        Our declaration of trust provides that the board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if the board determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

        At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

        Although provisions of the Code generally relevant to an investment in our common shares are described in "U.S. Federal Income Tax Considerations," you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in our common shares.

Risks Related to Our Common Shares

If you purchase common shares in this offering, you will experience immediate and significant dilution in the net tangible book value per share.

        We expect the initial public offering price of our common shares to be substantially higher than the tangible book value per share of our outstanding common shares immediately after this offering. If you purchase our common shares in this offering, you will incur immediate dilution of approximately $            in the tangible book value per share of common shares from the price you pay for our common shares in this offering.

        From time to time we also may issue common shares in connection with property, portfolio or business acquisitions. We may grant registration rights in connection with these issuances. Sales of substantial amounts of our common shares, or the perception that these sales could occur, may adversely affect the prevailing market price for our common shares or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

There is no public market for our common shares and a market may never develop, which could cause our common shares to trade at a discount and make it difficult for holders of our common shares to sell their shares.

        Our common shares are newly-issued securities for which there is no established trading market. We expect that our common shares will be approved for listing on the NYSE. However, there can be no assurance that an active trading market for our common shares will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our shareholders to sell their common shares or the price that our shareholders may obtain for their common shares.

        Some of the factors that could negatively affect the market price of our common shares include:

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  our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

  •
  our actual or projected revenues, operating expenses and occupancy levels relating to our existing self-storage properties;

  •
  the ability of our tenants to meet their obligations and unanticipated expenditures;

  •
  actual or perceived conflicts of interest with individuals, including our executives;

  •
  our ability to arrange financing for acquisitions;

  •
  equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;

  •
  actual or anticipated accounting problems;

  •
  publication of research reports about us or the self-storage industry;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any increased indebtedness we may incur in the future;

  •
  additions to or departures of our key personnel;

  •
  speculation in the press or investment community about us or the self-storage industry;

  •
  our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

  •
  increases in market interest rates, which may lead investors to demand a higher distribution yield for our common shares, if we have begun to make distributions to our shareholders, and would result in increased interest expenses on our debt;

  •
  changes in governmental policies, regulations or laws;

  •
  failure to qualify, or maintain our qualification, as a REIT;

  •
  price and volume fluctuations in the stock market generally; and

  •
  general market and economic conditions, including the current state of the credit and capital markets.

        Market factors unrelated to our performance could also negatively impact the market price of our common shares. One of the factors that investors may consider in deciding whether to buy or sell our common shares is our distribution rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common shares.

Common shares and preferred shares eligible for future sale may have adverse effects on our share price.

        Subject to applicable law, our board of trustees, without common shareholder approval, may authorize us to issue additional authorized and unissued common shares and preferred shares on the terms and for the consideration it deems appropriate and may amend our declaration of trust to increase the total number of shares, or the number of shares of any class or series, that we are authorized to issue. In addition, in connection with the formation transactions, our operating partnership issued or will issue a total of        million OP units, which are exchangeable on a one-for-one basis into common shares after an agreed period of time and certain other conditions, which does not include the subordinated performance units that we issued as part of our formation transactions, which are convertible into OP units as specified in the applicable partnership unit designation. See "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." We have granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units issued in our formation transactions.

        The registration rights agreement requires that as soon as practicable after the date on which we first become eligible to register the resale of securities of our company pursuant to Form S-3 under the Securities Act, but in no event later than 60 calendar days thereafter, we file a shelf registration statement registering the offer and resale of the common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions on a delayed or continuous basis. We have the right to include common shares to be sold for our own account or other holders in the shelf registration statement. We are required to use all commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof, and to keep such shelf registration statement continuously effective for a period ending when all common shares covered by the shelf registration statement are no longer Registrable Shares, as defined in the shelf registration statement.

        We intend to bear the expenses incident to these registration requirements except that we will not bear the costs of (i) any underwriting fees, discounts or commissions, (ii) out-of-pocket expenses of the persons exercising the registration rights or (iii) transfer taxes.

        We cannot predict the effect, if any, of future sales of our common shares or the availability of shares for future sales, on the market price of our common shares. The market price of our common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse. Sales of substantial amounts of common shares or the perception that such sales could occur may adversely affect the prevailing market price for our common shares.

We cannot assure our ability to pay dividends in the future.

        Historically, we have paid quarterly distributions to the limited partners of our operating partnership, and we intend to continue to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our net taxable income in each year is distributed. This, along with other factors, should enable us to continue to qualify for the tax benefits accorded to a REIT under the Code. We have not established a minimum dividends payment level, and all future distributions will be made at the discretion of our board of trustees. Our ability to pay dividends will depend upon, among other factors:

  •
  the operational and financial performance of our properties;

  •
  capital expenditures with respect to existing and newly acquired properties;

  •
  general and administrative expenses associated with our operation as a publicly-held REIT;

  •
  maintenance of our REIT qualification;

  •
  the amount of, and the interest rates on, our debt and the ability to refinance our debt;

  •
  the absence of significant expenditures relating to environmental and other regulatory matters; and

  •
  other risk factors described in this prospectus.

        Certain of these matters are beyond our control and any significant difference between our expectations and actual results could have a material adverse effect on our cash flow and our ability to make distributions to shareholders.

Future offerings of debt or equity securities, which may rank senior to our common shares, may adversely affect the market price of our common shares.

        If we decide to issue debt securities in the future, which would rank senior to our common shares, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to owners of our common shares. We and, indirectly, our shareholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common shares will bear the risk of our future offerings reducing the market price of our common shares and diluting the value of their share holdings in us.

FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements.

        The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement.

        Statements regarding the following subjects, among others, may be forward-looking:

  •
  the use of the net proceeds of this offering;

  •
  market trends in our industry, interest rates, the debt and lending markets or the general economy;

  •
  our business and investment strategy;

  •
  the acquisition of properties, including the timing of acquisitions;

  •
  our relationships with, and our ability to attract additional, PROs;

  •
  our ability to effectively align the interests of our PROs with us and our shareholders;

  •
  the integration of our PROs and their contributed portfolios into our company, including into our financial and operational reporting infrastructure and internal control framework;

  •
  our operating performance and projected operating results, including our ability to achieve market rents and occupancy levels, reduce operating expenditures and increase the sale of ancillary products and services;

  •
  the operating performance and projected operating results of any other company in our industry;

  •
  our ability to access additional off-market acquisitions;

  •
  actions and initiatives of the U.S. federal, state and local government and changes to U.S. federal, state and local government policies and the execution and impact of these actions, initiatives and policies;

  •
  the state of the U.S. economy generally or in specific geographic regions, states or municipalities;

  •
  economic trends and economic recoveries;

  •
  our ability to obtain and maintain financing arrangements on favorable terms;

  •
  general volatility of the securities markets in which we participate;

  •
  changes in the value of our assets;

  •
  projected capital expenditures;

  •
  the impact of technology on our products, operations, and business;

  •
  the implementation of our technology and best practices programs (including our ability to effectively implement our integrated Internet marketing strategy);

  •
  changes in interest rates and the degree to which our hedging strategies may or may not protect us from interest rate volatility;

  •
  impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters;

  •
  our ability to qualify, and maintain our qualification, as a REIT for U.S. federal income tax purposes;

  •
  availability of qualified personnel;

  •
  estimates relating to our ability to make distributions to our shareholders in the future; and

  •
  our understanding of our competition.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $     million, or approximately $         million if the underwriters' option to purchase additional shares is exercised in full, assuming an initial public offering price of $            per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, and, after deducting the underwriting discount, and estimated expenses of this offering. We intend to contribute the net proceeds of this offering to our operating partnership, which we expect will subsequently use the net proceeds as follows:

  •
  approximately $     million to acquire        self-storage properties within our in-place portfolio;

  •
  approximately $       million to repay in full our US Bank senior term loans, our unsecured term loan, and our mezzanine loan (including prepayment penalties); and

  •
  approximately $         million to pay down our revolving line of credit.

        The net proceeds remaining after the uses described above will be used for general corporate and working capital purposes.

        If the public offering price is below the mid-point of the initial public offering price range shown on the cover page of this prospectus, or if we sell fewer shares than are set forth on the cover page of this prospectus, repayment of our existing revolving line of credit will be correspondingly reduced.

        As of September 30, 2014, the two US Bank senior term loans we intend to repay with the net proceeds from this offering had outstanding balances of $52 million and $6.5 million, respectively, bearing interest at one-month LIBOR plus margins of 2.10% and 2.25%, respectively (effective rates of 2.25% and 2.40% per annum, respectively, as of September 30, 2014), and were scheduled to mature in June 2015 and October 2015, respectively. As of September 30, 2014, the unsecured term loan we intend to repay had an outstanding balance of $50 million, bearing interest at one-month LIBOR plus a margin of 5.00% (an effective rate of 5.15% per annum, as of September 30, 2014) and was scheduled to mature in April 1, 2015. The proceeds from the unsecured term loan were used to fund acquisitions. As of September 30, 2014, the mezzanine loan we intend to repay had an outstanding balance of $25 million, bearing interest at 9.65% per annum and was scheduled to mature in June 2015.

        As of September 30, 2014, our credit facility consisted of a term loan with an outstanding balance of $145 million and a revolving line of credit with an outstanding balance of $128 million. The term loan bears interest at one-month LIBOR plus 2.40% (an effective rate of 2.55% per annum as of September 30, 2014) and the revolving line of credit bears interest at one-month LIBOR plus 2.50% (an effective rate of 2.65% per annum as of September 30, 2014). The term loan matures in March 2018 and the revolving line of credit matures in March 2017. On July 21, 2014, our credit facility was amended to provide for total borrowings of $145 million under the term loan and $280 million under the revolving line of credit for a total credit facility of $425 million. Upon the completion of this offering and the formation transactions, this credit facility, which was secured, will become an unsecured credit facility. We expect to have the entire term loan amount outstanding and $         million drawn on our credit facility upon the completion of this offering and the formation transactions. For further description of our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions."

        Until appropriate investments can be identified, we may invest the net proceeds from this offering in interest-bearing short-term investments, including money market accounts and/or U.S. treasury securities which are consistent with our intention to qualify as a REIT. These investments are expected to provide a lower net return than we will seek to achieve from our self-storage properties. We currently expect to use substantially all of the net proceeds from this offering within six months from the completion of this offering and the formation transactions.

 DISTRIBUTION POLICY

        U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We currently do not intend to use the proceeds of this offering to make distributions to our shareholders.

        To date, we have declared and paid five distributions with respect to our OP units. For the period from April 1, 2013 (commencement of operations) through December 31, 2013, we paid aggregate distributions on our OP units equal to $0.578 per unit. With respect to the first quarter of 2014, we paid distributions on our OP units equal to $0.180 per unit. With respect to the second and third quarters of 2014, we paid distributions on our OP units equal to $0.190 per unit. Subject to the terms of our operating partnership's partnership agreement, our OP units are redeemable for cash or, at our election, common shares. See "Limited Partnership Agreement of our Operating Partnership—Redemption of OP Units."

        To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities. We currently do not intend to use the proceeds of this offering to make distributions to our shareholders. We will generally not be required to make distributions with respect to activities conducted through our TRSs. For more information, see "U.S. Federal Income Tax Considerations—Taxation of Our Company."

        To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, we intend to make regular quarterly distributions of all or substantially all of our taxable income to holders of our common shares out of assets legally available therefor. Any distributions we make will be at the discretion of our board of trustees and will depend upon our earnings and financial condition, any debt covenants, funding or margin requirements under secured debt agreements or other borrowings, maintenance of our REIT qualification, applicable provisions of Maryland law and such other factors as our board of trustees deems relevant. Our earnings and financial condition will be affected by various factors, including the revenue generated by our properties, our operating expenses and any other expenditures. For more information regarding risk factors that could materially and adversely affect our earnings and financial condition, see "Risk Factors."

        If we pay a taxable share distribution, our shareholders would be sent a form that would allow each shareholder to elect to receive its proportionate share of such distribution in all cash or in all shares, and the distribution will be made in accordance with such elections, provided that if our shareholders' elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to shareholders who elected to receive cash will be prorated, and the excess of each such shareholder's entitlement in the distribution, less such prorated cash payment, would be paid to such shareholder in common shares.

        We anticipate that our distributions generally will be taxable as ordinary income to our shareholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. In addition, a portion of such distributions may be taxable share dividends payable in our shares. We intend to furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For more information, see "U.S. Federal Income Tax Considerations—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders."

 CAPITALIZATION

        The following table presents our capitalization as of September 30, 2014 on a (1) historical basis for our company, (2) pro forma basis taking into account the formation transactions, but before this offering, and (3) pro forma as adjusted basis taking into account the formation transactions and this offering (assuming an offering price at the mid-point of the initial public offering price range shown on the cover page of this prospectus). The pro forma adjustments give effect to this offering and the formation transactions as if each had occurred on September 30, 2014 and the application of the net proceeds as described in "Use of Proceeds." You should read this table in conjunction with "Use of Proceeds," "Selected Pro Forma and Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the more detailed information contained in the consolidated financial statements and notes thereto included elsewhere in this prospectus (dollars in thousands, except share data).

	As of September 30, 2014 (unaudited)
	Historical	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$9,237

Mortgage and notes payable
Fixed-rate mortgages	$131,969
Variable-rate mortgages	83,500
Variable-rate unsecured term loan	50,000
Variable-rate credit facilities	272,275

Total mortgages and notes payable	537,744

Shareholders' equity
Preferred shares of beneficial interest, $0.01 par value per share, no shares authorized, no shares issued and outstanding on a historical basis and pro forma basis; 50,000,000 shares authorized, no shares issued and outstanding on a pro forma as adjusted basis	—
Common shares of beneficial interest, $0.01 par value per share, 1,000 shares authorized, 1,000 shares issued and outstanding on a historical basis and pro forma basis; 250,000,000 shares authorized, shares issued and outstanding on a pro forma as adjusted basis(1)	—
Additional paid in capital	—
Retained earnings	—
Accumulated other comprehensive income (loss)	—
Noncontrolling interests(2)	193,534

Total shareholders' equity	193,534

Total capitalization	$731,278

(1)
Our outstanding common shares exclude (i) up to            common shares that we may issue and sell upon the exercise of the underwriter's option to purchase additional shares, (ii)             common shares available for future issuance under our 2015 Equity Incentive Plan, as described under "Our Management—2015 Equity Incentive Plan", (iii)             common shares issuable upon exchange of            OP units (including            OP units issuable upon conversion of             outstanding LTIP units) and (iv) any OP units issuable upon conversion of outstanding subordinated performance units. For a description of terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

(2)
While we control our operating partnership, we will not have an ownership interest or share in our operating partnership's profits and losses until the completion of this offering and the formation transactions. As a result, all of our operating partnership's profits and losses for the historical periods presented were allocated to owners other than us. As of September 30, 2014, (A) on a historical basis, we had outstanding                         million OP units,                         million subordinated performance units, and                         LTIP units (of which                         LTIP units were vested as of September 30, 2014), (B) on a pro forma basis, we had outstanding                         million OP units,                         million subordinated performance units, and                        LTIP units (of which                         LTIP units were vested as of September 30, 2014), and (C) on a pro forma as adjusted basis, we had outstanding                         million OP units (of which we will held                         million),                          million subordinated performance units, and                        LTIP units (of which                         LTIP units were vested as of September 30, 2014). For a description of the conversion of subordinated performance units into OP units, see "The Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

 DILUTION

        Purchasers of our common shares will experience an immediate and significant dilution of the net tangible book value of our common shares from the initial public offering price. On a pro forma basis at                  2014, after giving effect to the formation transactions, but before giving effect to the offering, the net tangible book value of our company was $             million or $            per share, assuming the exchange of OP units into common shares on a one-for-one basis but excluding the conversion of subordinated performance units into OP units on an as-converted basis applying a specified conversion penalty on the terms described herein under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." After giving effect to the sale of common shares in the offering, the receipt by us of the net proceeds from the offering, the deduction of underwriting discounts and estimated offering expenses payable by us, the pro forma net tangible book value of our company at                2014 would have been $             million or $          per share or an increase in pro forma net tangible book value attributable to the sale of common shares to new investors of $             million or $          per share. This amount represents an immediate dilution in pro forma net tangible book value of $          per share from the assumed initial public offering price of $          per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus of common shares to new public shareholders. The following table illustrates this per share dilution:

Initial public offering price per share
Pro forma net tangible book value per share of our company as of 2014, after giving effect to the formation transactions, but before this offering(1)
Increase in pro forma net tangible book value per share attributable to the offering(2)
Pro forma net tangible book value per share after giving effect to this offering and the formation transactions(3)
Dilution in pro forma net tangible book value per share to new investors(4)

(1)
Determined by dividing the pro forma net tangible book value after giving effect to the formation transactions, but before this offering, by the number of         .

(2)
Determined by dividing the difference between (a) the pro forma net tangible book value after giving effect to the formation transactions, but before the offering, and (b) the pro forma net tangible book value after giving effect to the formation transactions and the offering, by                .

(3)
Determined by dividing pro forma net tangible book value of approximately $            by              common shares, which amount excludes (i) up to              common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares, (ii)                common shares available for future issuance under our 2015 Equity Incentive Plan as described under "Our Management—2015 Equity Incentive Plan", (iii)             OP units issuable upon exchange of            OP units issuable upon conversion of            outstanding LTIP units and (iv) any OP units issuable upon conversion of outstanding subordinated performance units. For a description of terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

(4)
Determined by subtracting pro forma net tangible book value per share of common shares after giving effect to this offering and the formation transactions from the assumed initial public offering price paid by a new investor for a common share.

Differences Between New Investors and Partners of Our Operating Partnership in Number of Shares / OP Units and Amount Paid

        The table below summarizes, as of                2014, on a pro forma basis after giving effect to this offering and the formation transactions, the differences between (A) the number of common shares and OP units issued by us, the total consideration paid and the average price per share/OP unit paid in connection with the formation transactions and (B) cash paid by the new investors purchasing shares in this offering.

Shares/OP Units Issued Assuming No Exercise of Underwriters' Option to Purchase Additional Shares
Net Tangible/Book Value of Contribution/Cash
Average Price per Share/OP Unit
	Number	Percentage	Amount	Percentage
OP units issued in connection with the formation transactions
New investors(1)

Total

(1)
We used a price of $            per share, which is the mid-point of the price range on the cover of this prospectus, and we have not deducted estimated underwriting discount and estimated offering expenses in our calculations.

        This table excludes (i) up to                common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares, (ii)                 common shares available for future issuance under our 2015 Equity Incentive Plan, as described under "Our Management—2015 Equity Incentive Plan, (iii)              OP units issuable upon conversion of             outstanding LTIP units in our operating partnership, (iv) any OP units issuable upon conversion of outstanding subordinated performance units, and (v)             OP units held by us. The table above does not give effect to the conversion of subordinated performance units into OP units. For a description of terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

SELECTED PRO FORMA AND HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth our selected pro forma and historical financial and operating data as of and for the periods indicated. You should read the information below in conjunction with the unaudited pro forma condensed and consolidated financial statements and the consolidated and combined financial statements and related notes included elsewhere in this prospectus, and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In order to present certain of our selected pro forma and historical financial and operating data in a way that offers investors a period to period comparison, the historical results of operations, cash flows, and certain other information for the year ended December 31, 2013 and the nine months ended September 30, 2013 are presented on a basis that combines the results of operations, cash flows, and certain other information of National Storage Affiliates Trust and its consolidated subsidiaries for the nine months ended December 31, 2013 with those of our predecessor for the three months ended March 31, 2013, and for National Storage Affiliates Trust and its consolidated subsidiaries for the six months ended September 30, 2013 with those of our predecessor for the three months ended March 31, 2013. The stand-alone historical financial data used to derive the combined amounts are presented in respective tables under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The combination of our historical financial data with the historical financial data of our predecessor does not comply with U.S. GAAP and is not intended to represent what our consolidated results of operations and cash flows would have been if our company had commenced operations as of January 1, 2013. We have not included or excluded revenues or expenses that would have resulted if we had commenced operations on January 1, 2013.

        The historical statements of operations and cash flows data (i) for the nine months ended September 30, 2014 has been derived from the historical unaudited consolidated statement of operations and statement of cash flows of our company for such period, and (ii) for the nine months ended September 30, 2013 is presented on a combined basis and has been derived by combining the historical unaudited consolidated statement of operations and statement of cash flows of our company for the six months ended September 30, 2013 with the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor for the three months ended March 31, 2013, in each case included elsewhere in this prospectus. The historical statements of operations and cash flows data (i) for the year ended December 31, 2013 is presented on a combined basis and is derived by combining the historical audited consolidated statement of operations and statement of cash flows of our company for the nine months ended December 31, 2013 with the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor for the three months ended March 31, 2013, in each case included elsewhere in this prospectus. The historical statements of operations and cash flows data for the year ended December 31, 2012 has been derived from the historical audited consolidated and combined statement of operations and statement of cash flows of our predecessor included elsewhere in this prospectus. The consolidated balance sheet data (i) as of September 30, 2014 has been derived from the historical unaudited consolidated balance sheet of our company as of such date, (ii) as of December 31, 2013 has been derived from the historical audited consolidated balance sheet of our company as of such date, and (iii) as of December 31, 2012 has been derived from the historical audited consolidated and combined balance sheet of our predecessor as of such date, in each case included elsewhere in this prospectus. Our financial statements have been prepared in accordance with GAAP. Dollars in the table below are in thousands, except per share amounts.

	Pro Forma				Historical
					Nine Months Ended September 30,		Year Ended December 31,
	Nine Months Ended September 30, 2014		Year Ended December 31, 2013		NSA	Combined(1)	Combined(1)	Predecessor
					2014	2013	2013	2012
Revenue
Rental revenue		$87,878		$110,377	$48,923	$27,016	$39,235	$28,671
Other property-related revenue(2)		3,017		3,478	1,316	646	929	608

Total revenue		90,895		113,855	50,239	27,662	40,164	29,279

Operating Expenses
Property operating expenses		32,599		40,646	18,665	10,446	14,812	11,728
General and administrative		9,227		11,651	5,449	2,042	4,660	1,889
Depreciation and amortization		23,848		50,871	15,311	5,833	9,375	3,826

Total operating expenses		65,674		103,168	39,425	18,321	28,847	17,443

Income from operations		25,221		10,687	10,814	9,341	11,317	11,836
Other Income (Expense)
Interest expense					(16,648)	(13,322)	(19,605)	(17,054)
Acquisition costs		—			(8,363)	(3,126)	(3,383)	—
Organizational and offering costs		—		—	(1,216)	(50)	(50)	—
Gains on
Sale of properties		—		—	1,427	—	—	218
Debt forgiveness		—		—	—	—	—	1,509
Non-operating income (expense), net		—			—	(40)	(13)	39

Net income (loss)					(13,986)	(7,197)	(11,734)	(3,452)
Loss attributable to noncontrolling interests(3)					13,986	5,944	10,481	—

Net income (loss) attributable to the Company and our predecessor	$		$		$—	$(1,253)	$(1,253)	$(3,452)

Earnings (loss) per share (basic and diluted)(4)		$—		$—	$	$—	$—
Weighted average shares outstanding (basic and diluted)(5)		—		—	1,000	253	753
Non-GAAP Financial Measures(5)
NOI	$		$		$31,574	$17,216	$25,352	$17,551
Adjusted EBITDA	$		$		$27,125	$15,134	$21,783	$15,701
FFO (excluding specified items)	$		$		$10,465	$1,812	$2,178	$(1,353)
Cash Flow Data
Cash provided by operating activities					$11,188	$8,949	$7,134	$4,926
Cash provided by (used in) investing activities					$(179,392)	$(87,716)	$(102,326)	$2,818
Cash provided by (used in) financing activities					$166,245	$92,220	$107,147	$(8,730)
Balance Sheet Data (at end of period)
Self-storage properties, net	$				$710,091	$282,205	$346,319	$172,304
Cash and equivalents	$				$9,237	$18,203	$11,196	$2,769
Mortgages and notes payable	$				$537,744	$262,955	$298,748	$187,610
Equity (deficit)
NSA / Predecessor	$		$		$—	$—	$—	$(12,151)
Noncontrolling interests(3)					193,534	34,929	55,197	—

Total	$		$		$193,534	$34,929	$55,197	$(12,151)

Other Data (at end of period)
Number of properties(6)					204	122	137	88
Rentable square feet (in thousands)(7)					11,159	5,669	6,626	3,976
Occupancy percentage(8)					86%	85%	83%	80%

(1)
Combined in the table above are (i) for the nine months September 30, 2013, our predecessor's historical results for the three months ended March 31, 2013 and our company's historical results for the six months ended September 30, 2013, and (ii) for the year ended December 31, 2013, our predecessor's historical results for the three months ended March 31, 2013 and our company's historical results for the nine months ended December 31, 2013. For a discussion of our predecessor's and our company's historical results for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Other property-related revenue represents ancillary income from our self-storage properties, such as tenant insurance-related access fees and commissions and storage supplies.

(3)
While we control our operating partnership, we will not have an ownership interest or share in our operating partnership's profits and losses prior to the completion of this offering. As a result, all of our operating partnership's profits and losses for the periods presented were allocated to owners other than us. Upon the completion of this offering and the formation transactions, we will hold             million OP units out of an aggregate of            OP units outstanding. In addition, there will be              million subordinated performance units and             million LTIP units outstanding, none of which will be held by us.

(4)
Earnings per share for the nine months ended September 30, 2013 and the year ended December 31, 2013 has been computed by excluding our predecessor's net loss for the three months ended March 31, 2013. In addition, the weighted average shares outstanding has been computed for the period beginning on April 1, 2013, the date our company commenced its operations.

(5)
The reconciliations of our Non-GAAP Financial Measures are set forth below.

The following table presents a reconciliation of net income (loss) to NOI for the periods presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,		Year Ended December 31,
	Nine Months Ended September 30, 2014		Year Ended December 31, 2013		NSA	Combined(a)	Combined(a)	Predecessor
					2014	2013	2013	2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract)
General and administrative expense					5,449	2,042	4,660	1,889
Depreciation and amortization					15,311	5,833	9,375	3,826
Interest expense					16,648	13,322	19,605	17,054
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on sale of properties		—		—	(1,427)	—	—	(218)
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Non-operating expense (income), net		—			—	40	13	(39)

Net Operating Income	$		$		$31,574	$17,216	$25,352	$17,551

(a)
Our NOI for the year ended December 31, 2013 reflects the NOI of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our NOI for the nine months ended September 30, 2013 reflects the NOI of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating NOI for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

  The following table presents a reconciliation of net income (loss) to earnings before interest, taxes, depreciation and amortization, or EBITDA, and Adjusted EBITDA for the periods presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,
							Year Ended December 31,
	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
					NSA 2014	Combined(a) 2013	Combined(a) 2013	Predecessor 2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add
Depreciation and amortization					15,311	5,833	9,375	3,826
Interest expense					16,648	13,322	19,605	17,054

EBITDA	$		$		$17,973	$11,958	$17,246	$17,428
Add (subtract)
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on sale of properties		—		—	(1,427)	—	—	(218)
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Equity-based compensation expense(b)					1,000	—	1,104	—

Adjusted EBITDA	$		$		$27,125	$15,134	$21,783	$15,701

(a)
Our EBITDA and Adjusted EBITDA for the year ended December 31, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our EBITDA and Adjusted EBITDA for the nine months ended September 30, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating EBITDA and Adjusted EBITDA for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

(b)
Equity-based compensation expense is a non-cash compensation item that is included in our general and administrative expenses in our statements of operations.

  The following table presents a reconciliation of net income (loss) to funds from operations, or FFO, and FFO (excluding specified items) for the period presented (dollars in thousands):

	Pro Forma				Historical
					Nine Months Ended September 30,
							Year Ended December 31,
	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
					NSA 2014	Combined(a) 2013	Combined(a) 2013	Predecessor 2012
Net income (loss)	$		$		$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract):
Real estate depreciation and amortization					15,311	5,833	9,375	3,826
Gains from sale of self-storage properties		—		—	(1,427)	—	—	(218)

FFO	$		$		$(102)	$(1,364)	$(2,359)	$156
Add (subtract)
Acquisition costs		—		—	8,363	3,126	3,383	—
Organizational and offering costs		—		—	1,216	50	50	—
Gain on debt forgiveness		—		—	—	—	—	(1,509)
Equity-based compensation expense(b)					1,000	—	1,104	—

FFO (excluding specified items)	$		$		$10,477	$(1,812)	$2,178	$(1,353)

(a)
Our FFO and FFO (excluding specified items) for the year ended December 31, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our FFO and FFO (excluding specified items) for the nine months ended September 30, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. For additional information regarding net income (loss) and the items used in calculating FFO and FFO (excluding specified items) for NSA and our predecessor on a stand-alone basis for these periods, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

(b)
Equity-based compensation expense is a non-cash compensation item that is included in our general and administrative expenses in our statements of operations.
(6)
For more information about our properties in each period, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(7)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space.

(8)
Represents total occupied rentable square feet divided by total rentable square feet.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Pro Forma and Historical Financial and Operating Data," "Business and Properties" and the historical and pro forma financial statements and related notes included elsewhere in this prospectus.

        The historical financial statements included in this prospectus reflect the financial position, results of operations and cash flows of National Storage Affiliates Trust and its consolidated subsidiaries as of and for the nine months ended September 30, 2014, for the six months ended September 30, 2013, and as of and for the nine months ended December 31, 2013, and of our predecessor for the three months ended March 31, 2013 and as of and for the year ended December 31, 2012. The consolidated and combined financial statements are presented in this manner because our operating partnership commenced its substantive operations on April 1, 2013. In order to present this discussion and analysis in a way that offers investors a period to period comparison, the historical results of operations, cash flows, and certain other information for the year ended December 31, 2013 and the nine months ended September 30, 2013 are presented and discussed on a basis that combines the results of operations, cash flows, and certain other information of National Storage Affiliates Trust and its consolidated subsidiaries for the nine months ended December 31, 2013 with those of our predecessor for the three months ended March 31, 2013 and for National Storage Affiliates Trust and its consolidated subsidiaries for the six months ended September 30, 2013 with those of our predecessor for the three months ended March 31, 2013. The stand-alone historical financial data used to derive the combined amounts are presented in respective tables under "—Results of Operations" set forth below. As a result, any reference to "NSA," "our," "we," and "us" in this discussion and analysis and in "Summary Pro Forma and Historical Financial and Operating Data" and "Selected Pro Forma and Historical Financial and Operating Data" refers to National Storage Affiliates Trust and its consolidated subsidiaries as of and for the nine months ended September 30, 2014, for the six months ended September 30, 2013, and as of and for the nine months ended December 31, 2013, and any reference to our predecessor refers to our predecessor for the three months ended March 31, 2013 and as of and for the year ended December 31, 2012. The combination of our historical financial information with the historical financial information of our predecessor does not comply with U.S. GAAP and is not intended to represent what our consolidated results of operations and cash flows would have been if we had commenced operations as of January 1, 2013. We have not included or excluded revenues or expenses that would have resulted if we had commenced operations on January 1, 2013.

        Where appropriate, the following discussion and analysis includes the effects of the formation transactions and this offering. These effects are reflected in the pro forma financial statements and related notes included elsewhere in this prospectus.

Overview

        Our Company.    National Storage Affiliates Trust is a Maryland real estate investment trust focused on the ownership, operation, and acquisition of self-storage properties located within the top 100 MSAs throughout the United States. According to the 2014 Self-Storage Almanac, we are the sixth largest owner and operator of self-storage properties and the largest privately-owned operator of self-storage properties in the United States based on number of properties, self-storage units, and rentable square footage.

        Our chief executive officer, Arlen D. Nordhagen, co-founded SecurCare Self Storage, Inc. in 1988 to invest in and manage self-storage properties. While growing SecurCare to over 150 self-storage properties, Mr. Nordhagen recognized a market opportunity for a differentiated public self-storage REIT that would leverage the benefits of national scale by integrating multiple experienced regional self-storage operators with local operational focus and expertise. We believe that his vision, which is the foundation of our company, aligns the interests of regional self-storage operators with those of public shareholders by allowing the operators to participate alongside shareholders in our financial performance and their contributed portfolios.

        Formation and Structure.    We operate our business through, and are the sole general partner of, our operating partnership, NSA OP,  LP, a Delaware limited partnership. Our operating partnership commenced its substantive operations on April 1, 2013 following the contribution of 12 properties from our initial PROs to our operating partnership.

        Upon the completion of this offering and the formation transactions, our in-place portfolio will consist of 248 self-storage properties, located in 16 states, comprising approximately 13.8 million rentable square feet, configured in over 100,000 storage units. Of these properties, 201 were or will be acquired by us from our PROs and 47 will have been acquired by us from third-party sellers. In addition, we have a pipeline of 114 properties, comprising approximately 7.5 million rentable square feet.

        In-Place Portfolio.    For our in-place portfolio, pursuant to separate contribution agreements described under "The Formation and Structure of our Company—Contribution Agreements," we have issued or expect to issue prior to or concurrently with the completion of this offering an aggregate of         million units of limited partner interest in our operating partnership or in DownREIT partnerships in which our operating partnership owns a significant investment, consisting of         million OP units in our operating partnership,       million OP units in our DownREIT partnerships,       million subordinated performance units in our operating partnership, and        million subordinated performance units in our DownREIT partnerships. The properties included in our in-place portfolio by our PROs were contributed pursuant to a policy adopted by our board of trustees that standardizes the methodology that we use for valuing self-storage properties that are contributed to us by our PROs. See "The Formation and Structure of our Company—Valuation Methodology for Contributed Portfolios." In connection with these transactions, we assumed or will assume an aggregate of approximately $         million of mortgage indebtedness. In addition, we have acquired an aggregate of 47 properties, which were sourced by our PROs, pursuant to purchase and sale agreements with certain third-party owners for a combination of cash and OP units totalling approximately $       million. In connection with these 47 acquisitions, we have assumed or will assume an aggregate of approximately $        million of mortgage indebtedness. As of September 30, 2014, our operating partnership had also granted an additional                LTIP units to a third-party consultant and                LTIP units to our PROs under our Prior Incentive Plan. See "Our Management—Prior Incentive Plan."

        We believe that our in-place properties are primarily located in high quality growth markets in the top 100 MSAs with attractive supply and demand characteristics and are less sensitive to the fluctuations of the general economy. Our top 10 states are expected to grow approximately 50% faster than the national average for population and job growth, as projected by the U.S. Department of Labor's Bureau of Labor Statistics. These 10 states accounted for over 95% of our third quarter 2014 NOI. Many of these markets tend to have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. We seek to own properties that are well located in high quality sub-markets with highly accessible street access, providing our properties with strong and defensible cash flows. Furthermore, we believe that our significant size and the overall geographic diversification of our portfolio reduces risks associated with specific local economic downturns or natural disasters.

Factors that May Influence Our Operating Results

        Our approach to the management and operations of our properties combines centralized marketing and call center support, revenue management and other operational support with local operations teams that provide market-level oversight and control. We believe this approach allows us to maximize revenues by managing occupancy levels and rental rates and responding quickly and effectively to changes in general economic and regional market conditions and the competitive landscape. The following describes various factors that may influence our operating results.

        Growth Strategy.    We plan to focus our growth strategy on acquiring mature self-storage properties. As of September 30, 2014, we had a pipeline of 114 self-storage properties. Of these, one is a development property that we have under contract to acquire, 28 are properties in which our PROs have a controlling ownership interest that we have a right to acquire (i) in the event that our PRO seeks to transfer such interest or (ii) upon maturity of outstanding indebtedness encumbering such property so long as the occupancy of such property is consistent with average local market levels at such time, 20 are properties in which our PROs currently have an ownership interest but do not control, and 65 are properties that our PROs manage without an ownership interest. In addition, our PROs' "on-the-ground" personnel have established an extensive network of industry relationships and contacts in our markets.

        Our PROs have already sourced 47 acquisitions since our inception, comprising approximately 3.2 million rentable square feet and we plan in the future to continue to primarily rely on our PROS to source additional acquisitions of self-storage properties. For more information about the process by which we source acquisitions, see "The Formation and Structure of our Company—Facilities Portfolio and Asset Management Agreements—Exclusivity and Non-Competition."

        General Economic and Regional Market Conditions.    The United States continues to recover from an economic downturn that resulted in higher unemployment, stagnant employment growth, shrinking demand for products, large-scale business failures and tight credit markets. Our results of operations are sensitive to changes in overall economic conditions that impact consumer spending, including discretionary spending, as well as to higher levels of bad debt expense due to recessionary pressures. A continuation of, or slow recovery from, ongoing adverse economic conditions affecting disposable consumer income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs, and other matters could reduce consumer spending or cause consumers to shift their spending to other products and services. Furthermore, our 10 largest states account for over 95% of our third quarter 2014 NOI. Positive or negative changes in economic or other conditions in these states, including the state budgetary shortfall, employment levels, natural hazards and other factors, may impact our overall performance.

        Competition.    We operate in competitive markets, often where tenants have multiple self-storage properties from which to choose. Actions by our competitors, such as increased development, may decrease or prevent increases in our occupancy and rental rates, while increasing the operating expenses of our properties. These competitors may also drive up the price we pay for self-storage properties or other assets we seek to acquire or may succeed in acquiring those properties or assets themselves.

        Rental Revenue.    We derive revenues principally from rents received from tenants who rent units at our self-storage properties under month-to-month leases. Therefore, our operating results substantially depend on our ability to retain our existing tenants and lease our available self-storage units to new tenants. As of September 30, 2014, our occupancy rate across our in-place portfolio was approximately 87%. Existing public self-storage REITs are operating with a weighted average occupancy level of approximately 92% as of September 30, 2014. We experience minor seasonal fluctuations in occupancy levels, with occupancy levels generally higher in the summer months due to increased moving activity. We anticipate that a 1% improvement in the average occupancy for our in-place portfolio would translate to a $1.3 million improvement in revenue. We would expect a similar increase in NOI, subject to marginal increases in operating expenses. The amount of rental revenue generated by us also depends on our ability to maintain or increase rental rates at our properties. We believe that the average realized rental rates for our properties generally are slightly below the current average realized market rates of our public company competitors in most of our markets. Negative trends in our occupancy levels or rental rates could adversely affect our rental revenue in future periods. In addition, growth in rental revenue will also partially depend on our ability to acquire additional properties that meet our investment criteria.

        Operating Expenses.    Our operating expenses consist of the following:

  •
  Property Operating Expenses.  Property operating expenses include salaries and wages for personnel assigned to manage and operate our properties, as well as utilities, property taxes, repairs and maintenance and other property-level costs.

  •
  General and Administrative Expenses.  General and administrative expenses include salaries, wages and equity-based compensation for our corporate employees, supervisory and administrative services provided by our PROs, and other administrative expenses primarily related to our corporate operations. As a public company, we estimate our annual general and administrative expenses will increase due to increased legal, insurance, accounting and other expenses related to corporate governance, periodic SEC reporting and other compliance matters.

  •
  Depreciation and Amortization.  When we acquire a property, a portion of the purchase price is allocated to an intangible asset attributed to the value of customer in-place leases. This intangible asset is amortized to expense using the straight-line method over a period of 12 months after the acquisition date. The amount of depreciation and amortization we recognize in the future will partially depend on our ability to acquire additional properties that meet our investment criteria and the depreciable cost basis of those properties.

        Interest Expense.    Since we have relied heavily on debt to finance our activities to date, interest expense has a significant impact on our results of operations. The majority of our debt financing provides for interest at variable rates based on LIBOR. Historically, we have limited our exposure to variable rates through the use of derivatives and we intend to hedge the vast majority of our variable-rate debt in the future, but we will remain subject to interest rate risk on the unhedged portion.

        Acquisition Costs.    We incur title, legal and consulting fees, and other costs associated with the completion of self-storage property acquisitions. Such costs are charged to acquisition costs in the period in which they are incurred. Accordingly, certain acquisition costs may be incurred in periods prior to the date in which an acquisition is completed and we begin reflecting its performance in our operating results.

        Organizational and Offering Costs.    Certain costs related to equity offerings, such as audit fees associated with the operations of our properties for periods preceding the related contribution and formation transactions, are charged to expense in the period incurred. We expect to continue to incur organizational and offering costs that will be charged to expense as we prepare for the completion of this offering and the formation transactions.

Critical Accounting Policies and Use of Estimates

        Our financial statements have been prepared on the accrual basis of accounting in accordance with principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those that impact our most critical accounting policies. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. Actual results may differ from these estimates. We believe the following are our most critical accounting policies.

Principles of Consolidation, Combination and Presentation of Noncontrolling Interests

        Our consolidated financial statements include the accounts of our operating partnership and its controlled subsidiaries. The combined financial statements of our predecessor include the accounts of our predecessor and all entities which were under its common control. All significant intercompany balances and transactions have been eliminated in the consolidation and combination of entities.

        The limited partner ownership interests in our operating partnership that are held by owners other than us are referred to as noncontrolling interests. Such noncontrolling interests in a subsidiary are generally reported as a separate component of equity in our consolidated balance sheets. In our statements of operations, the revenues, expenses and net income or loss related to noncontrolling interests in our operating partnership are included in the consolidated amounts, with the impact on loss attributable to the noncontrolling interests deducted separately to arrive at the net loss solely attributable to us.

        When we obtain an economic interest in an entity, we evaluate the entity to determine if the entity is deemed a variable interest entity, or a VIE, and if we are deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, we consider the provisions of additional guidance to determine whether the applicable general partner controls a limited partnership or similar entity when the limited partners have certain rights. We consolidate (i) entities that are VIEs and of which we are deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which we control and which the limited partners do not have the ability to dissolve or remove us without cause or substantive participating rights.

Self-Storage Properties and Customer In-place Leases

        Self-storage properties are carried at historical cost less accumulated depreciation and any impairment losses. Expenditures for ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments that improve or extend the life of an asset are capitalized. Estimated depreciable lives of self-storage properties are determined by considering the age and other indicators about the condition of the assets at the respective dates of acquisition, resulting in a range of estimated useful lives for assets within each category. All storage properties are depreciated using the straight-line method. Buildings and improvements are generally depreciated over estimated useful lives between seven and 40 years. Furniture and equipment are generally depreciated over estimated useful lives between three and 10 years.

        When self-storage properties are acquired in business combinations, the purchase price (including any equity-based consideration issued in connection with the acquisition) is allocated to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values. The purchase price is allocated to the individual properties based on the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual properties along with current and projected occupancy and relative rental rates or appraised values, if available. Tangible assets are allocated to land, buildings and related improvements, and furniture and equipment.

        In allocating the purchase price for an acquisition accounted for as a business combination, we determine whether the acquisition includes intangible assets. We allocate a portion of the purchase price to an intangible asset attributed to the value of customer in-place leases. Because the majority of tenant leases are on a month-to-month basis, this intangible asset represents the estimated value of the leases in effect on the acquisition date. This intangible asset is amortized to expense using the straight-line method over a period of 12 months after the acquisition date, which is the average time period that the lease relationships are expected to remain.

        We evaluate long-lived assets for impairment when events and circumstances indicate that there may be impairment. When events or changes in circumstances indicate that our long-lived assets may not be recoverable, the carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value attributable to the assets. If an asset's carrying value is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value.

Revenue Recognition

        We have determined that all of our leases are operating leases. Substantially all leases may be terminated on a month-to-month basis and rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related income consists of late fees, administrative charges, tenant insurance-related access fees and commissions, sales of storage supplies and other ancillary revenues which are recognized in the period earned.

        We recognize gains from disposition of facilities only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and we are not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Income Taxes

        We intend to elect to be taxed as a REIT under sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2015. To qualify as a REIT, among other things, we are required to distribute at least 90% of our net taxable income (excluding net capital gains) to our shareholders and meet certain tests regarding the nature of our income and assets. So long as we qualify as a REIT, we are not subject to U.S. federal income tax on our earnings distributed currently to our shareholders. If we fail to qualify as a REIT in any taxable year, and are unable to avail ourselves of certain provisions set forth in the Code, all of our taxable income would be subject to federal and state income taxes at regular corporate rates, including any applicable alternative minimum tax.

        We will not be required to make distributions with respect to income derived from the activities conducted through subsidiaries that we elect to treat as TRSs for U.S. federal income tax purposes, including NSA TRS, LLC which we formed in June 2014. Certain activities that we undertake must be conducted by a TRS, such as performing non-customary services for our customers and holding assets that we are not permitted to hold directly, including personal property held as inventory. A TRS is subject to U.S. federal, state and local income taxes.

        Earnings and profits, which determine the taxability of distributions to shareholders, differ from net income reported for financial reporting purposes due to differences in cost basis, the estimated useful lives used to compute depreciation, and the allocation of net income and loss for financial versus tax reporting purposes.

Recent Accounting Pronouncements

        In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity," or ASU 2014-08. ASU 2014-08 changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. Effective January 1, 2014, we adopted ASU 2014-08, which will be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the adoption date. Under this standard, we anticipate that dispositions of properties, as well as the classification of properties held for sale, will generally be classified within continuing operations.

        In May 2014, the FASB issued Accounting Standard Update No. 2014-09, "Revenue from Contracts with Customers," or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for us on January 1, 2017, and early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our consolidated financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Material Weakness in Internal Control Over Financial Reporting

        In connection with the audit of our financial statements for the period from April 1, 2013 through December 31, 2013, our independent registered public accounting firm identified certain deficiencies in our system of internal control over financial reporting that it considered to be a material weakness. The Public Company Accounting Oversight Board's Auditing Standard No. 5 defines a material weakness as a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness related to our lack of sufficient and competent resources within our accounting department necessary to analyze and account for routine and complex transactions in a timely manner and inadequate formal processes for adequate review of accounting for routine and complex transactions, including financial reporting disclosures.

        We are working to remedy this material weakness by hiring adequate accounting resources with the appropriate level of technical experience and training in the application of technical accounting guidance to routine and complex transactions; implementing a policy of enhanced review and approval of relevant and sufficient data to support our assumptions and judgments in routine and complex transactions and documenting that review and approval; and hiring a third-party consultant to assist us in highly complex, non-routine accounting determinations and developing control procedures and policies, among other related duties. We believe these actions, as well as the additional resources we added during the second half of 2014, will allow us to remediate this material weakness and provide a solid foundation to meet the ongoing requirements of being a public company. If we are not successful in promptly and effectively remediating this material weakness, investors could lose confidence in our reported financial information and the trading price of our common shares could be adversely affected.

REIT Qualification and Distribution Requirements

        We will be subject to a number of operational and organizational requirements to qualify and maintain our qualification as a REIT. If we are subject to audit and if the Internal Revenue Service determines that we failed to meet one or more of these requirements, we could lose our REIT qualification. If we did not qualify as a REIT, our net income would become subject to federal, state and local income taxes, which would be substantial, and the resulting adverse effects on our results of operations, liquidity and amounts distributable to our shareholders would be material.

        As a REIT, we must derive at least 95% of our total gross income from income related to real property, interest, dividends and certain other real estate related or passive sources. Although we currently intend to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of trustees to authorize us to revoke our REIT election.

Results of Operations

        Our predecessor's financial statements for the year ended December 31, 2012 and for the three months ended March 31, 2013 include all self-storage properties controlled by our predecessor as of and for the periods presented, including 22 self-storage properties that have not been and will not be contributed to our operating partnership or any DownREIT partnership in the formation transactions. We expect to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. Further, during the year ended December 31, 2013 and for the nine months ended September 30, 2014, we acquired 49 and 68 self-storage properties, respectively, and we expect to acquire 44 additional self-storage properties through the completion of this offering and the formation transactions. We also disposed of one property in May 2014. As a result of these and other factors, we do not believe that our historical results of operations or our predecessor's discussed and analyzed below are comparable or necessarily indicative of our future results of operations or cash flows.

        To help analyze the operating performance of our self-storage properties, we also discuss and analyze operating results relating to our same store portfolio.

        Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Comparison of our Statement of Operations for the Nine Months Ended September 30, 2014 to our Combined Statement of Operations for the Nine Months Ended September 30, 2013

        Presented below is our statement of operations for the nine months ended September 30, 2014 and our combined statement of operations for the nine months ended September 30, 2013 (dollars in thousands):

	Nine Months Ended September 30,
	2014 NSA	2013 Combined(1)
Revenue
Rental revenue	$48,923	$27,016
Other property-related revenue(2)	1,316	646

Total revenue	$50,239	$27,662

Operating Expenses
Property operating expenses	18,665	10,446
General and administrative	5,449	2,042
Depreciation and amortization	15,311	5,833

Total operating expenses	$39,425	$18,321

Income from operations	$10,814	$9,341
Other Income (Expense)
Interest expense	(16,648)	(13,322)
Acquisition costs	(8,363)	(3,126)
Organizational and offering costs	(1,216)	(50)
Gain on sale of properties	1,427	—
Non-operating income (expense), net	—	(40)

Net loss	$(13,986)	$(7,197)
Loss attributable to noncontrolling interests(3)	13,986	5,944

Net loss attributable to NSA and our predecessor	$—	$(1,253)

(1)
Our results of operations for the nine months ended September 30, 2013 reflect the combined results of operations of our predecessor for the three months ended March 31, 2013 and NSA for the six months ended September 30, 2013, which are presented below on a stand-alone basis (dollars in thousands).

(2)
Other property-related revenue represents ancillary income from our self-storage properties, such as tenant insurance-related access fees and commissions and storage supplies.

(3)
While we control our operating partnership for the periods presented, we will not have an ownership interest or share in our operating partnership's profits and losses prior to the completion of this offering. As a result, all of our operating partnership's profits and losses for the periods presented were allocated to owners other than us.

		Stand-alone Historical Periods
	Combined Nine Months Ended September 30, 2013	NSA Six Months Ended September 30, 2013	Predecessor Three Months Ended March 31, 2013
Revenue
Rental revenue	$27,016	$19,859	$7,157
Other property-related revenue	646	499	147

Total revenue	$27,662	$20,358	$7,304

Operating Expenses
Property operating expenses	10,446	7,520	2,926
General and administrative	2,042	1,531	511
Depreciation and amortization	5,833	4,861	972

Total operating expenses	$18,321	$13,912	$4,409

Income from operations	$9,341	$6,446	$2,895
Other Income (Expense)
Interest expense	(13,322)	(9,156)	(4,166)
Acquisition costs	(3,126)	(3,126)	—
Organizational and offering costs	(50)	(50)	—
Gain on sale of properties	—	—	—
Non-operating income (expense), net	(40)	(58)	18

Net loss	(7,197)	$(5,944)	$(1,253)
Loss attributable to noncontrolling interests	$5,944	5,944	—

Net loss attributable to NSA and our predecessor	$(1,253)	$—	$(1,253)

Overview

        When reviewing our results of operations for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, it is important to consider the timing of acquisition activity during both periods as well as the fact that 22 of our predecessor's properties, which have not been and will not be contributed to us, were included in our predecessor's operating results for the three months ended March 31, 2013. The number of properties that comprise our same store portfolio and our 2014 and 2013 acquisitions, along with the revenue and expenses directly related to such properties for the nine months ended September 30, 2014 and 2013, are presented in the tables below (dollars in thousands):

		Revenue		Expenses
	Properties	Rental	Other Property- Related	Property Operating	Depreciation and Amortization
NSA for the Nine Months Ended September 30, 2014:
Properties contributed by our predecessor:
Same store portfolio	87	$21,798	$554	$8,575	$2,833
Disposed of in May 2014(1)	1	113	2	51	14
Properties acquired during the three months ended:
June 30, 2013	34	11,732	308	4,161	5,072
September 30, 2013	7	3,151	110	1,275	1,495
December 31, 2013	8	3,153	82	1,081	1,473
March 31, 2014	1	242	6	102	170
June 30, 2014	36	6,946	197	2,722	3,124
September 30, 2014	31	1,788	57	697	1,130

Total for NSA during the period	205	$48,923	$1,316	$18,665	$15,311

Less property disposed of in May 2014	(1)

Total for NSA as of September 30, 2014	204

Combined for the Nine Months Ended September 30, 2013:
Our predecessor for the three months ended March 31, 2013:
Properties contributed by our predecessor:
Same store portfolio	87	$6,450	$133	$2,495	$898
Disposed of in May 2014	1	70	1	28	9
Properties not contributed	22	637	13	403	65

Total for our predecessor	110	$7,157	$147	$2,926	$972

NSA for the six months ended September 30, 2013:
Properties contributed by our predecessor:
Same store portfolio	87	$13,809	$328	$5,318	$1,824
Disposed of in May 2014	1	159	5	63	18
Acquired during the three months ended June 30, 2013	34	5,263	139	1,888	2,486
Acquired during the three months ended September 30, 2013	7	628	27	250	533

Total for NSA	129	$19,859	$499	$7,520	$4,861

Combined total		$27,016	$646	$10,446	$5,833

        For purposes of the nine month periods ended September 30, 2014 and September 30, 2013, our same store portfolio consists of 87 self-storage properties contributed by our predecessor (exclusive of one self-storage property disposed of in May 2014).

        Since September 30, 2014, we have acquired 10 properties included in our in-place portfolio and, concurrently with the completion of this offering and the formation transactions, we expect to acquire 34 additional properties within our in-place portfolio, bringing our total in-place portfolio to 248 properties.

Total Revenue

        Total revenue for the nine months ended September 30, 2014 was $50.2 million compared to $27.7 million for the nine months ended September 30, 2013, an increase of $22.5 million, or 82%. As discussed below, this increase was primarily due to an increase of $21.9 million in rental revenue as a result of additional properties acquired.

Rental Revenue

        Rental revenue for the nine months ended September 30, 2014 was $48.9 million compared to $27.0 million for the nine months ended September 30, 2013, an increase of $21.9 million, or 81%. This was attributable to (i) incremental rental revenue of $9.0 million from 41 properties acquired during the six months ended September 30, 2013, which generated revenue for the entire nine months ended September 30, 2014 but only for a portion of the nine months ended September 30, 2013, (ii) incremental rental revenue of $12.1 million from an additional 76 self-storage properties acquired between October 1, 2013 and September 30, 2014, and (iii) an increase in rental revenue from our same store portfolio of $1.5 million ($21.8 million for the nine months ended September 30, 2014 compared to $20.3 million for nine months ended September 30, 2013), or 8%. Approximately 60% of this same store portfolio increase was due to a 4% increase in occupied square feet from an average of 3.2 million square feet to 3.4 million square feet. Approximately 40% of the increase was due to a 3% increase in average rental revenue per occupied square foot from $8.37 to $8.62. The increase in rental revenue per square foot was driven by an approximate increase of 3% in average contractual rents, which resulted from a combination of increased market rates as well as regular rental increases for tenants who have been in place for at least five to nine months. These increases, which total $22.6 million, were partially offset by the impact of the 22 self-storage properties not contributed by our predecessor, which accounted for $637,000 of rental revenue for the nine months ended September 30, 2013 and were not included in the same period for 2014.

Other Property-Related Revenue

        Other property-related revenue represents ancillary income from our self-storage properties, such as tenant insurance-related access fees and commissions and storage supplies. For the nine months ended September 30, 2014, other property-related revenue was $1.3 million compared to $646,000 for the nine months ended September 30, 2013, an increase of $670,000, or 104%. This change was attributable to (i) incremental other property-related revenue of $252,000 from 41 properties that we acquired during the six months ended September 30, 2013, which generated revenue for the entire nine months ended September 30, 2014 but for only a portion of the nine months ended September 30, 2013, (ii) incremental other property-related revenue of $342,000 from an additional 76 self-storage properties that we acquired between October 1, 2013 and September 30, 2014, and (iii) an increase in other property-related revenue $93,000, or 20%, from our same store portfolio for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013.

Total Operating Expenses

        Total operating expenses for the nine months ended September 30, 2014 were $39.4 million compared to $18.3 million for the nine months ended September 30, 2013, an increase of $21.1 million, or 115%. As discussed below, this change was primarily due to an increase of $8.2 million in property operating expenses, $3.5 million in general and administrative expenses, and $9.5 million in depreciation and amortization as compared to the nine months ended September 30, 2013.

Property Operating Expenses

        Property operating expenses were $18.7 million for the nine months ended September 30, 2014 compared to $10.5 million for the nine months ended September 30, 2013, an increase of $8.2 million, or 78%. This was primarily attributable to (i) incremental property operating expense of $3.3 million from 41 self-storage properties that we acquired during the six months ended September 2013, which incurred property operating expenses for the entire nine months ended September 30, 2014 but for only a portion of the nine months ended September 30, 2013, (ii) incremental property operating expense of $4.6 million from an additional 76 self-storage properties that we acquired between October 1, 2013 and September 30, 2014, and (iii) an increase in property operating expenses of $800,000 from our same store portfolio for the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013. These increases which total $8.2 million were partially offset by the impact of the 22 self-storage properties not contributed by our predecessor, which accounted for $400,000 of property operating expenses for the nine months ended September 30, 2013.

General and Administrative Expenses

        General and administrative expenses for the nine months ended September 30, 2014 were $5.5 million compared to $2.0 million for the nine months ended September 30, 2013, an increase of $3.5 million, or 175%. This change was primarily attributable to an increase in (i) salaries and benefits of approximately $1.5 million, consisting of $500,000 related to additional personnel and $1.0 million associated with the vesting of equity-based incentive compensation, (ii) supervisory and administrative fees charged by our PROs of $1.3 million, and (iii) $600,000 in professional fees that were primarily related to audit and tax costs.

        The increase in supervisory and administrative fees of $1.3 million was attributable to (i) incremental fees of $600,000 related to 41 properties acquired during the six months ended September 30, 2013, which generated revenue (and therefore supervisory and administrative fees under our asset management agreements) for the entire nine months ended September 30, 2014 but only for a portion of the nine months ended September 30, 2013, and (ii) incremental fees of $700,000 related to 76 properties acquired between October 1, 2013 and September 30, 2014.

        Upon the completion of this offering and the formation transactions, we expect that our general and administrative expenses will range between $             million and $             million for the year ending December 31, 2015 due to increased legal, insurance, accounting and other expenses related to corporate governance, periodic SEC reporting and other compliance matters.

Depreciation and Amortization

        Depreciation and amortization for the nine months ended September 30, 2014 was $15.3 million compared to $5.8 million for the nine months ended September 30, 2013, an increase of $9.5 million, or 164%. This change was primarily attributable to (i) incremental depreciation and amortization of $3.6 million related to 41 self-storage properties that we acquired during the six months ended September 30, 2013, which recognized depreciation and amortization expense for the entire nine months ended September 30, 2014 but only for a portion of the nine months ended September 30, 2013, and (ii) incremental depreciation and amortization of $5.9 million related to 76 self-storage properties that we acquired between October 1, 2013 and September 30, 2014.

Interest Expense

        Interest expense for the nine months ended September 30, 2014 was $16.7 million compared to $13.3 million for the nine months ended September 30, 2013, an increase of $3.4 million, or 25%. This increase in interest expense was driven by higher weighted average borrowings, a fee of $700,000 related to the early pay-off of debt, losses on interest rate swaps of $900,000, and an increase in amortization of debt issuance costs of $1.3 million. Our weighted average interest rate decreased from 7.77% for the nine months ended September 30, 2013 to 5.85% for the nine months ended September 30, 2014, which partially offset the impact of higher weighted average borrowings.

        For the nine months ended September 30, 2014, our weighted average borrowings were $368.7 million at a weighted average interest rate of 5.85%, compared to weighted average borrowings of $230.8 million at a weighted average interest rate of 7.77% during the nine months ended September 30, 2013. The increase in our weighted average borrowings for the nine months ended September 30, 2014 was primarily attributable to additional borrowings to support the acquisition of 76 self-storage properties acquired between October 1, 2013 and September 30, 2014. As a result of debt that was refinanced on April 1, 2014, our weighted average interest rate declined from 6.83% for the first quarter of 2014 to 3.91% for the second quarter of 2014. Our weighted average interest rate for the third quarter was 3.74%. The reduction in our weighted average interest rate was primarily due to $143.2 million of borrowings at rates of 3.05% under our credit facility that were used to repay (i) $72.2 million of outstanding fixed-rate mortgages with rates ranging from 5.40% to 6.50%, (ii) debt of $59.4 million outstanding at an effective rate of 14.11% under our participating mortgage (discussed below), and (iii) outstanding variable-rate debt of $11.6 million that provided for interest at 3.05% and was scheduled to mature in September 2014.

        Our predecessor was indebted under a participating mortgage, which had a net carrying value of $58.5 million and $75.4 million as of December 31, 2013 and 2012, respectively. The participating mortgage included a feature that provided the lender with the opportunity to share in increases in the fair value of the mortgaged properties, the results of operations of the mortgaged properties, or both. The participation liability was periodically adjusted to equal the fair value of the participation feature as of the inception of the loan. The corresponding increase in fair value was recorded as a debt discount which was amortized using the effective interest method to result in a rate of interest of 14.1% over the entire term of the loan. Accordingly, interest expense includes amortization of the debt discount related to this mortgage, which amounted to $918,000 for the nine months ended September 30, 2014 and $3.8 million for nine months ended September 30, 2013, a decrease of $2.0 million. The reduction in amortization of the debt discount was primarily due to repayment of the loan on April 1, 2014.

        An increase in amortization of debt issuance costs of $1.3 million also contributed to the increase in interest expense for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. The increase in amortization of debt issuance costs included $344,000 for costs associated with debt that was repaid before maturity.

Acquisition Costs

        Acquisition costs were $8.4 million for the nine months ended September 30, 2014 compared to $3.1 million for the nine months ended September 30, 2013, an increase of $5.3 million, or 168%. This change was primarily due to 68 property acquisitions during the nine months ended September 30, 2014 compared to 49 property acquisitions during the nine months ended September 30, 2013. For the nine months ended September 30, 2014, acquisition costs included a transaction expense of $2.7 million payable to an affiliate of our predecessor and $5.6 million for consulting fees incurred to identify, qualify and close acquisition portfolios with PROs and other parties. For the nine months ended September 30, 2013, acquisition costs included a transaction expense of $548,000 payable to an affiliate of our predecessor and $2.1 million for consulting fees incurred to identify, qualify and close acquisition portfolios with PROs and other parties.

Organizational and Offering Costs

        Organizational and offering costs for the nine months ended September 30, 2014 were $1.2 million compared to $50,000 for the nine months ended September 30, 2013, an increase of $1.1 million. This increase was primarily attributable to audit fees associated with the operations of our properties for periods preceding the related contribution and formation transactions.

Gain on Sale of Properties and Forgiveness of Debt

        Gain on sale of properties for the nine months ended September 30, 2014 was $1.4 million. In May 2014, we sold to an unrelated party one of the self-storage properties contributed by our predecessor. The gross selling price for the property was approximately $3.0 million, and we recognized a gain on sale of approximately $1.4 million. Net proceeds from this sale were invested in the acquisition of another self-storage property in a tax-deferred exchange.

Net Income (Loss)

        Net loss was $14.0 million for the nine months ended September 30, 2014 compared to $7.2 million for the nine months ended September 30, 2013, an increase of $6.8 million, or 94%. This change was primarily attributable to an increase in the number of properties in our portfolio resulting in an increase in property operating expense of $8.2 million, increased depreciation and amortization expense of $9.5 million, increased interest expense of $3.3 million, increased acquisition costs of $5.3 million, and increased organizational and offering costs of $1.1 million. The increases in these expenses were partially offset by an increase in rental revenue and related to property operating expenses and a gain on sale of properties.

Loss Attributable to Noncontrolling Interests

        Loss attributable to noncontrolling interests was $14.0 million for the nine months ended September 30, 2014 compared to $5.9 million for the nine months ended September 30, 2013, an increase of $8.1 million, or 135%. The entire loss for the nine months ended September 30, 2014 and the six months ended September 30, 2013 was attributable to noncontrolling interests, as NSA did not have an economic ownership interest in our operating partnership since its inception on April 1, 2013.

Comparison of our Combined Statement of Operations for the Year Ended December 31, 2013 to our Predecessor's Statement of Operations for the Year Ended December 31, 2012

        Presented below is our combined statement of operations for the year ended December 31, 2013 and our predecessor's statement of operations for the year ended December 31, 2012 (dollars in thousands):

	Year Ended December 31,
	2013 Combined(1)	2012 Predecessor
Revenue
Rental revenue	$39,235	$28,671
Other property-related revenue(2)	929	608

Total revenue	$40,164	$29,279

Operating Expenses
Property operating expenses	$14,812	$11,728
General and administrative	4,660	1,889
Depreciation and amortization	9,375	3,826

Total operating expenses	$28,847	$17,443

Income from operations	$11,317	$11,836
Other Income (Expense)
Interest expense	(19,605)	(17,054)
Acquisition costs	(3,383)	—
Organizational and offering costs	(50)	—
Gain on:
Sale of properties	—	218
Forgiveness of debt	—	1,509
Non-operating income (expense), net	(13)	39

Net loss	$(11,734)	$(3,452)
Loss attributable to noncontrolling interests(3)	10,481	—

Net loss attributable to NSA and our predecessor	$(1,253)	$(3,452)

(1)
Our results of operations for the year ended December 31, 2013 reflect the combined results of operations of NSA for the nine months ended December 31, 2013 and of our predecessor for the three months ended March 31, 2013, which are also presented below on a stand-alone basis (dollars in thousands):

(2)
Other property-related revenue represents ancillary income from our self-storage properties, such as tenant insurance-related access fees and commissions and storage supplies.

(3)
While we control our operating partnership for the periods presented, we will not have an ownership interest or share in our operating partnership's profits and losses prior to the completion of this offering. As a result, all of our operating partnership's profits and losses for the periods presented were allocated to owners other than us.

		Stand-Alone Historical Periods
	Combined Year Ended December 31, 2013	NSA Nine Months Ended December 31, 2013	Predecessor Three Months Ended March 31, 2013
Revenue
Rental revenue	$39,235	$32,078	$7,157
Other property-related revenue	929	782	147

Total revenue	$40,164	$32,860	$7,304

Operating Expenses
Property operating expenses	14,812	11,886	2,926
General and administrative	4,660	4,149	511
Depreciation and amortization	9,375	8,403	972

Total operating expenses	$28,847	$24,438	$4,409

Income from operations	$11,317	$8,422	$2,895
Other Income (Expense)
Interest expense	(19,605)	(15,439)	(4,166)
Acquisition costs	(3,383)	(3,383)	—
Organizational and offering costs	(50)	(50)	—
Non-operating income (expense), net	(13)	(31)	18

Net loss	$(11,734)	$(10,481)	$(1,253)
Loss attributable to noncontrolling interests	10,481	10,481	—

Net loss attributable to NSA and our predecessor	$(1,253)	$—	$(1,253)

Overview

        When reviewing our results of operations for the year ended December 31, 2013 compared to the year ended December 31, 2012, it is important to consider the timing of acquisition activity that occurred in 2013, as well as the fact that 22 of our predecessor's properties, which have not been and will not be contributed to us, were included in our predecessor's operating results for the three months ended March 31, 2013 and for the year ended December 31, 2012. The number of properties that comprise our same store portfolio and our 2013 acquisitions, along with the revenue and expenses directly related to those properties for the years ended December 31, 2013 and 2012, are presented in the tables below (dollars in thousands):

		Revenue		Expenses
	Properties	Rental	Other Property- Related	Property Operating	Depreciation and Amortization
Combined for the Year Ended December 31, 2013:
Our predecessor for the three months ended March 31, 2013:
Properties contributed by our predecessor:
Same store portfolio	88	$6,520	$134	$2,523	$907
Properties not contributed	22	637	13	403	65

Total for our predecessor	110	$7,157	$147	$2,926	$972

NSA for the Nine Months Ended December 31, 2013:
Properties contributed by our predecessor:
Same store portfolio	88	$21,185	$530	$7,965	$2,870
Properties acquired during the quarter ended:
June 30, 2013	34	8,902	188	3,210	4,495
September 30, 2013	7	1,665	61	625	876
December 31, 2013	8	326	3	86	162

Total for NSA	137	$32,078	$782	$11,886	$8,403

Combined Total for the year ended December 31, 2013		$39,235	$929	$14,812	$9,375

Our predecessor for the Year Ended December 31, 2012:
Properties contributed by our predecessor:
Same store portfolio	88	$26,100	$550	$10,190	$3,562
Properties not contributed	22	2,571	58	1,538	264

Total for our predecessor	110	$28,671	$608	$11,728	$3,826

        For purposes of the years ended December 31, 2013 and 2012, our same store portfolio consists of 88 self-storage properties contributed by our predecessor.

Total Revenue

        Total revenue for the year ended December 31, 2013 was $40.2 million compared to $29.3 million for the year ended December 31, 2012, an increase of $10.9 million, or 37%. As discussed below, this increase was primarily due to an increase of $10.6 million in rental revenues as a result of additional properties acquired in 2013.

Rental Revenue

        Rental revenue for the year ended December 31, 2013 was $39.2 million compared to $28.7 million for the year ended December 31, 2012, an increase of $10.6 million, or 37%. This increase was primarily attributable to (i) rental revenue of $10.9 million from 49 self-storage properties that we acquired between April 2013 and December 2013 and (ii) an increase in rental revenue from our same store portfolio of $1.6 million ($27.7 million in the year ended December 31, 2013 compared to $26.1 million in the year ended December 31, 2012), or 6%. Approximately 36% of this increase was due to a 2% increase in occupied square feet from an average of 3.2 million square feet to 3.3 million square feet. Approximately 64% of the increase was due to a 4% increase in average rental revenue per occupied square foot from $8.14 to $8.45. The increase in rental revenue per square foot was driven by an approximate increase of 4% in average contractual rents between 2013 and the end of

2012, which resulted from a combination of increased market rates as well as regular rental increases for tenants who have been in place for at least five to nine months. These increases, which total $12.5 million, were partially offset by the impact of the 22 self-storage properties not contributed by our predecessor, which accounted for a reduction in rental revenue of $1.9 million for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Other Property-Related Revenue

        Other property-related revenue for the year ended December 31, 2013 was $900,000 compared to $600,000 for the year ended December 31, 2012, an increase of $300,000 or 53%. This increase was attributable to incremental other property-related revenue of $300,000 from 49 self-storage properties that were acquired between April 2013 and December 2013, and an increase in other property-related revenue of $100,000 from our same store portfolio for the year ended December 31, 2013 as compared to the year ended December 31, 2012. These increases, which total $400,000, were partially offset by a reduction in other property-related revenue of $100,000 for the 22 self-storage properties not contributed by our predecessor.

Total Operating Expenses

        Total operating expenses for the year ended December 31, 2013 were $28.8 million compared to $17.4 million for the year ended December 31, 2012, an increase of $11.4 million, or 65%. As discussed below, this increase was due to an increase of $3.1 million in property operating expenses, an increase of $2.8 million in general and administrative expenses, and an increase of $5.6 million in depreciation and amortization.

Property Operating Expenses

        Property operating expenses were $14.8 million for the year ended December 31, 2013 compared to $11.7 million for the year ended December 31, 2012, an increase of $3.1 million, or 26%. This increase was primarily attributable to incremental property operating expenses of $3.9 million from 49 properties that were acquired between April 2013 and December 2013 and an increase in property operating expenses of $300,000 from our same store portfolio for the year ended December 31, 2013 as compared to the year ended December 31, 2012. These increases, which total $4.2 million, were largely offset by the impact of the 22 self-storage properties not contributed by our predecessor which accounted for a reduction in property operating expenses of $1.1 million for the year ended December 31, 2013 compared to the year ended December 31, 2012.

General and Administrative Expenses

        General and administrative expenses for the year ended December 31, 2013 were $4.7 million compared to $1.9 million for the year ended December 31, 2012, an increase of $2.8 million, or 147%. This increase was primarily due to an increase in (i) salaries and benefits of $1.3 million, consisting of $200,000 related to additional personnel and $1.1 million associated with the vesting of equity-based compensation, (ii) supervisory and administrative fees charged by our PROs of $700,000, and (iii) $400,000 in professional fees that were primarily related to auditing of our financial statements. The remaining increase in general and administrative expenses of $400,000 was for incremental administrative expenses to support the contribution and acquisition of self-storage properties during the year ended December 31, 2013.

        The increase in supervisory and administrative fees charged by our PROs of $700,000 was attributable to 49 properties that were acquired between April 2013 and December 2013. Fees for our same store portfolio increased by $100,000 for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increases attributable to acquired properties and our same store portfolio total $800,000, and were partially offset by the impact of the 22 self-storage properties not contributed by our predecessor which accounted for a reduction in fees of $100,000 for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Depreciation and Amortization

        Depreciation and amortization for the year ended December 31, 2013 was $9.4 million compared to $3.8 million for the year ended December 31, 2012, an increase of $5.6 million, or 145%. This increase was primarily due to incremental depreciation of $3.0 million and amortization of customer in-place leases of $2.6 million related to 49 properties that were acquired between April 2013 and December 2013, and an increase in depreciation expense of $200,000 from our same store portfolio the year ended December 31, 2013 compared to the year ended December 31, 2012. These increases, which total $5.8 million, were partially offset by the impact of the 22 self-storage properties not contributed by our predecessor, which resulted in a reduction in depreciation expense of $200,000 for the year ended December 31, 2013 compared to the year ended December 31, 2012.

Interest Expense

        Interest expense for the year ended December 31, 2013 was $19.6 million compared to $17.1 million for the year ended December 31, 2012, an increase of $2.5 million, or 15%. This increase in interest expense was driven primarily by higher weighted average borrowings and an increase in amortization of debt issuance costs of $800,000, partially offset by an increase in gains on interest rate swaps of $200,000. Our weighted average interest rate decreased from 8.74% in 2012 to 7.48% in 2013, which partially offset the impact of higher weighted average borrowings.

        For the year ended December 31, 2013, our weighted average borrowings were $246.6 million at a weighted average interest rate of 7.48%, compared to weighted average borrowings of $190.5 million at a weighted average interest rate of 8.74% for the year ended December 31, 2012. The increase in our weighted average borrowings for year ended December 31, 2013 was primarily attributable to additional borrowings to support the acquisition of 49 self-storage properties. The decrease in our weighted average interest rate was primarily due to $20.8 million of reductions to principal payments in June 2013 under our participation mortgage which provided for effective interest at 14.11%, and new borrowings of $52.0 million under a US Bank senior term loan that provided for interest at approximately 2.30%.

        Interest expense includes amortization of debt discount related to a participating mortgage which amounted to $4.6 million for the year ended December 31, 2013 and $5.7 million for the year ended December 31, 2012, a decrease of $1.1 million. The reduction in amortization of debt discount was primarily due to $20.8 million of principal payments in June 2013.

        An increase in amortization of debt issuance costs of $800,000 also contributed to the increase in interest expense for the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in amortization of debt issuance costs was related to higher amortization expense associated with our new debt agreements.

Acquisition Costs

        Acquisition costs were $3.4 million for the year ended December 31, 2013. Our predecessor did not complete any acquisitions during 2012, and, accordingly, no acquisition costs were incurred for the year ended December 31, 2012. Acquisition costs in 2013 primarily related to 49 self-storage properties acquired between April 2013 and December 2013. For the year ended December 31, 2013, acquisition costs included a transaction expense of $500,000 payable to an affiliate of our predecessor and $2.3 million for consulting fees incurred to identify, qualify and close acquisition portfolios with our PROs.

Organizational and Offering Costs

        Organizational and offering costs were $100,000 for the year ended December 31, 2013. Our predecessor did not incur any organizational and offering costs for the year ended December 31, 2012. The costs incurred in 2013 were related to the formation of NSA and our operating partnership.

Gains on Sale of Self-storage Properties and Forgiveness of Debt

        We did not have any gains on sale of self-storage properties or debt forgiveness for the year ended December 31, 2013. For the year ended December 31, 2012, our predecessor sold two self-storage properties for net proceeds of $3.7 million and recognized a gain on sale of $200,000. The net proceeds from the sale of one of the self-storage properties was $1.5 million less than the related non-recourse debt, which resulted in a gain on debt forgiveness of $1.5 million.

Net Income (Loss)

        Net loss was $11.7 million for the year ended December 31, 2013 compared to $3.5 million for the year ended December 31, 2012, an increase of $8.3 million. The increase in our net loss was primarily attributable to an increase in the number of properties in our portfolio, resulting in an increase of $3.1 million in property operating expenses, $5.6 million in depreciation and amortization expense, increased interest expense of $2.5 million, and an increase in acquisition costs of $3.4 million. The increases in these expenses were partially offset by an increase in rental and other property-related revenue and gains on sale of self-storage properties and forgiveness of debt.

Loss Attributable to Noncontrolling Interests

        Loss attributable to noncontrolling interests was $10.5 million for the year ended December 31, 2013. There was no loss attributable to noncontrolling interests for our predecessor in the year ended December 31, 2012. Our entire net loss of $10.5 million for the nine months ended December 31, 2013 was attributable to noncontrolling interests, as we did not have an economic ownership interest in our operating partnership since its inception on April 1, 2013.

Non-GAAP Financial Measures

Net Operating Income

        We define net operating income, or NOI, as net income (loss), as determined under GAAP, plus general and administrative expense, depreciation and amortization, interest expense, acquisition costs, organizational and offering costs, impairment of long-lived assets, losses on the sale of properties and non-operating expense and by subtracting gains on sale of properties, debt forgiveness, and non-operating income. NOI is not a measure of performance calculated in accordance with GAAP.

        We believe NOI is useful to investors in evaluating our operating performance because:

  •
  NOI is one of the primary measures used by our management and our PROs to evaluate the economic productivity of our properties, including our ability to lease our properties, increase pricing and occupancy and control our property operating expenses;

  •
  NOI is widely used in the real estate industry and the self-storage industry to measure the performance and value of real estate assets without regard to various items included in net income that do not relate to or are not indicative of operating performance, such as depreciation and amortization, which can vary depending upon accounting methods, the book value of assets, and the impact of our capital structure; and

  •
  We believe NOI helps our investors to meaningfully compare the results of our operating performance from period to period by removing the impact of our capital structure (primarily interest expense on our outstanding indebtedness) and depreciation of the cost basis of our assets from our operating results.

        There are material limitations to using a non-GAAP measure such as NOI, including the difficulty associated with comparing results among more than one company and the inability to analyze certain significant items, including depreciation and interest expense, that directly affect our net loss. We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income (loss). NOI should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, income from operations and net loss.

        The following table presents a reconciliation of net income (loss) to NOI for the periods presented (dollars in thousands).

	Nine Months Ended September 30,		Year Ended December 31,
	NSA 2014	Combined(1) 2013	Combined(1) 2013	Predecessor 2012
Net loss	$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract)
General and administrative expense	5,449	2,042	4,660	1,889
Depreciation and amortization	15,311	5,833	9,375	3,826
Interest expense	16,648	13,322	19,605	17,054
Acquisition costs	8,363	3,126	3,383	—
Organizational and offering costs	1,216	50	50	—
Gain on sale of properties	(1,427)	—	—	(218)
Gain on debt forgiveness	—	—	—	(1,509)
Non-operating expense (income), net	—	40	13	(39)

Net Operating Income	$31,574	$17,216	$25,352	$17,551

(1)
Our NOI for the year ended December 31, 2013 reflects the NOI of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our NOI for the nine months ended September 30, 2013 reflects the NOI of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period.

The following table presents NOI on a stand-alone basis for each of the combined 2013 periods referenced in the table above for NSA and our predecessor (dollars in thousands):

	Nine Months Ended September 30, 2013			Year Ended December 31, 2013
	Combined	NSA Six Months Ended September 30	Predecessor Three Months Ended March 31	Combined	NSA Nine Months Ended December 31	Predecessor Three Months Ended March 31
Net loss	$(7,197)	$(5,944)	$(1,253)	$(11,734)	$(10,481)	$(1,253)
Add (subtract)
General and administrative expense	2,042	1,531	511	4,660	4,149	511
Depreciation and amortization	5,833	4,861	972	9,375	8,403	972
Interest expense	13,322	9,156	4,166	19,605	15,439	4,166
Acquisition costs	3,126	3,126	—	3,383	3,383	—
Organizational and offering costs	50	50	—	50	50	—
Non-operating expense (income), net	40	58	(18)	13	31	(18)

Net Operating Income	$17,216	$12,838	$4,378	$25,352	$20,974	$4,378

EBITDA and Adjusted EBITDA

        We define EBITDA as net income (loss), as determined under GAAP, plus interest expense, income taxes, depreciation and amortization expense. We define Adjusted EBITDA as EBITDA plus acquisition costs, organizational and offering costs, equity-based compensation expense, losses on sale of properties, and impairment of long-lived assets; and by subtracting gains on sale of properties and debt forgiveness. These further adjustments eliminate the impact of items that we do not consider indicative of our core operating performance. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

        We present EBITDA and Adjusted EBITDA because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA have limitations as an analytical tool. Some of these limitations are:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures, contractual commitments or working capital needs;

  •
  EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

  •
  Adjusted EBITDA excludes equity-based compensation expense, which is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

  •
  EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

        We compensate for these limitations by considering the economic effect of the excluded expense items independently as well as in connection with our analysis of net income (loss). EBITDA and Adjusted EBITDA should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, income from operations, and net income (loss).

        The following table presents a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods presented (dollars in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	NSA 2014	Combined(1) 2013	Combined(1) 2013	Predecessor 2012
Net loss	$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add
Depreciation and amortization	15,311	5,833	9,375	3,826
Interest expense	16,648	13,322	19,605	17,054

EBITDA	$17,973	$11,958	$17,246	$17,428
Add (subtract)
Acquisition costs	8,363	3,126	3,383	—
Organizational and offering costs	1,216	50	50	—
Gain on sale of properties	(1,427)	—	—	(218)
Gain on debt forgiveness	—	—	—	(1,509)
Equity-based compensation expense(2)	1,000	—	1,104	—

Adjusted EBITDA	$27,125	$15,134	$21,783	$15,701

(1)
Our EBITDA and Adjusted EBITDA for the year ended December 31, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our EBITDA and Adjusted EBITDA for the nine months ended September 30, 2013 reflect the EBITDA and Adjusted EBITDA of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period.

(2)
Equity-based compensation expense is a non-cash item that is included in our general and administrative expenses in our statements of operations.

The following table presents EBITDA and Adjusted EBITDA on a stand-alone basis for each of the combined 2013 periods referenced in the table above for NSA and our predecessor (dollars in thousands).

	Nine Months Ended September 30, 2013			Year Ended December 31, 2013
	Combined	NSA Six Months Ended September 30	Predecessor Three Months Ended March 31	Combined	NSA Nine Months Ended December 31	Predecessor Three Months Ended March 31
Net loss	$(7,197)	$(5,944)	$(1,253)	$(11,734)	$(10,481)	$(1,253)
Add
Depreciation and amortization	5,833	4,861	972	9,375	8,403	972
Interest expense	13,322	9,156	4,166	19,605	15,439	4,166

EBITDA	$11,958	$8,073	$3,885	$17,246	$13,361	$3,885
Add (subtract)
Acquisition costs	3,126	3,126	—	3,383	3,383	—
Organizational and offering costs	50	50	—	50	50	—
Equity-based compensation expense	—	—	—	1,104	1,104	—

Adjusted EBITDA	$15,134	$11,249	$3,885	$21,783	$17,898	$3,885

FFO and FFO (excluding specified items)

        Funds from operations, or FFO, is a widely used performance measure for real estate companies and is provided here as a supplemental measure of our operating performance. The April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper, as amended, defines FFO as net income (as determined under GAAP), excluding gains (or losses) from sales of real estate and related impairment charges, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We also include amortization of customer in-place leases in our definition of FFO because we believe the amortization of customer in-place leases is analogous to real estate depreciation, as the value of such intangibles is inextricably connected to the real estate acquired. We define FFO (excluding specified items) as FFO, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our core operating performance. These further adjustments consist of acquisition costs, organizational and offering costs, equity-based compensation expense, non-operating income (expense), and gains on forgiveness of debt.

        Management uses FFO and FFO (excluding specified items) as a key performance indicator in evaluating the operations of our properties. Given the nature of our business as a real estate owner and operator, we consider FFO and FFO (excluding specified items) as key supplemental measures of our operating performance that are not specifically defined by GAAP. We believe that FFO and FFO (excluding specified items) are useful to management and investors as a starting point in measuring our operational performance because FFO and FFO (excluding specified items) exclude various items included in net income (loss) that do not relate to or are not indicative of our operating performance such as gains (or losses) from sales of self-storage properties and depreciation, which can make periodic and peer analyses of operating performance more difficult. Our computation of FFO and FFO (excluding specified items) may not be comparable to FFO reported by other REITs or real estate companies.

        FFO and FFO (excluding specified items) should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as total revenues, operating income and net income (loss). FFO and FFO (excluding specified items) do not represent cash generated from operating activities determined in accordance with GAAP and are not a measure of liquidity or an indicator of our ability to make cash distributions. We believe that to further understand our performance, FFO and FFO (excluding specified items) should be compared with our reported net income (loss) and considered in addition to cash flows computed in accordance with GAAP, as presented in our Consolidated Financial Statements.

        The following table presents a reconciliation of net income (loss) to FFO and FFO (excluding specified items) for the periods presented (dollars in thousands).

	Nine Months Ended September 30,		Year Ended December 31,
	NSA 2014	Combined(1) 2013	Combined(1) 2013	Predecessor 2012
Net loss	$(13,986)	$(7,197)	$(11,734)	$(3,452)
Add (subtract)
Real estate depreciation and in-place lease amortization	15,311	5,833	9,375	3,826
Gains from sale of properties	(1,427)	—	—	(218)

FFO	$(102)	$(1,364)	$(2,359)	$156
Add
Acquisition costs	8,363	3,126	3,383	—
Organizational and offering costs	1,216	50	50	—
Gain on forgiveness of debt	—	—	—	(1,509)
Equity-based compensation expense(2)	1,000	—	1,104	—

FFO (excluding specified items)	$10,477	$1,812	$2,178	$(1,353)

(1)
Our FFO and FFO (excluding specified items) for the year ended December 31, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the nine months ended December 31, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period. In addition, our FFO and FFO (excluding specified items) for the nine months ended September 30, 2013 reflect the FFO and FFO (excluding specified items) of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for this period.

The following table presents FFO and FFO (excluding specified items) on a stand-alone basis for each of the combined 2013 periods referenced in the table above for NSA and our predecessor (dollars in thousands):

	Nine Months Ended September 30, 2013			Year Ended December 31, 2013
	Combined(1)	NSA Six Months Ended September 30	Predecessor Three Months Ended March 31	Combined(1)	NSA Nine Months Ended December 31	Predecessor Three Months Ended March 31
Net loss	$(7,197)	$(5,944)	$(1,253)	$(11,734)	$(10,481)	$(1,253)
Add real estate depreciation and in-place lease amortization	5,833	4,861	972	9,375	8,403	972

FFO	$(1,364)	$(1,083)	$(281)	$(2,359)	$(2,078)	$(281)
Add
Acquisition costs	3,126	3,126	—	3,383	3,383	—
Organizational and offering costs	50	50	—	50	50	—
Equity-based compensation expense	—	—	—	1,104	1,104	—

FFO (excluding specified items)	$1,812	$2,093	$(281)	$2,178	$2,459	$(281)

(2)
Equity-based compensation expense is a non-cash compensation item that is included in our general and administrative expenses in our statements of operations.

Cash Flows

Comparison of our cash flows for the Nine Months Ended September 30, 2014 to our combined cash flows for the Nine Months Ended September 30, 2013

        Presented below is a comparison of our cash flows for the nine months ended September 30, 2014 and our combined cash flows for the nine months ended September 30, 2013.

	Nine Months Ended September 30,
	NSA 2014	Combined(1) 2013	Change
Cash provided by operating activities	$11,188	$8,949	$2,239
Cash used in investing activities	$(179,392)	$(87,716)	$(91,676)
Cash provided by financing activities	$166,245	$92,220	$74,024

(1)
Cash flows for the nine months ended September 30, 2013 reflect the cash flows of NSA and our predecessor for the six months ended September 30, 2013 and the three months ended March 31, 2013, respectively, which are presented on a combined basis for the nine months ended September 30, 2013.

The following table presents this cash flow data on a stand-alone basis for the combined 2013 period referenced in the table above for NSA and our predecessor (dollars in thousands).

	Nine Months Ended September 30, 2013
	Combined	NSA Six Months Ended September 30, 2013	Predecessor Three Months Ended March 31, 2013
Cash provided by operating activities	$8,949	$7,603	$1,346
Cash provided by (used in) investing activities	$(87,716)	$(87,757)	$41
Cash provided by (used in) financing activities	$92,220	$92,848	$(628)

        Operating Cash Flows.    Cash provided by our operating activities was $11.2 million for the nine months ended September 30, 2014 compared to $8.0 million for the nine months ended September 30, 2013, an increase of $3.2 million. Our operating cash flow increased by $8.1 million due to 49 self-storage properties that were acquired between April 2013 and December 2013 that generated cash flow for the entire nine months ended September 30, 2014, and an additional $5.7 million related to 68 self-storage properties acquired during the nine months ended September 30, 2014. The positive impact on our operating cash flows from these acquisitions was offset by higher cash payments for acquisition expenses, interest expense, and general and administrative expenses. In addition, the positive impact on operating cash flow resulting from acquisitions was partially offset by the impact of the 22 self-storage properties not contributed by our predecessor which are excluded from the combined results beginning on April 1, 2013.

        Investing Cash Flows.    Cash used in investing activities was $179.4 million for the nine months ended September 30, 2014 compared to cash used in investing activities of $87.7 million for the nine months ended September 30, 2013. The primary uses of cash for the nine months ended September 30, 2014 were for our acquisition of 68 self-storage properties for cash consideration of $165.9 million, a loan of $4.8 million related to a property that we acquired in May 2014, an advance to a related party of $8.0 million and deposits of $1.1 million on properties to be acquired. Post-acquisition additions and improvements to self-storage properties amounted to $2.7 million for the nine months ended September 30, 2014. Additions and improvements to self-storage properties were primarily focused on modifications and upgrades to newly acquired properties to achieve a consistent level of quality in our portfolio. The primary source of cash flow from investing activities for the nine months ended

September 30, 2014 was due to the sale of a self-storage property to an unrelated party for cash proceeds of $3.0 million.

        The primary use of cash in investing activities for the nine months ended September 30, 2013 was for the cash component of our acquisition of 41 self-storage properties of $85.8 million. Post-acquisition additions and improvements to self-storage properties amounted to $2.1 million for the nine months ended September 30, 2013.

        Financing Cash Flows.    Cash provided by our financing activities was $166.2 million for the nine months ended September 30, 2014 compared to cash provided by financing activities of $93.1 million for the nine months ended September 30, 2013. Our sources of financing cash flows for the nine months ended September 30, 2014 consisted of $318.4 million for borrowings under our credit facilities, and subscription proceeds of $400,000 related to the issuance of OP Units. Our primary uses of financing cash flows for the nine months ended September 30, 2014 were for (i) distributions to limited partners of our operating partnership of $7.2 million, (ii) scheduled principal payments on existing debt of $143.6 million, (iii) payments of $900,000 for debt issuance costs, and (iv) payments of $0.5 million for costs related to this offering.

        The primary source of financing cash flows for the nine months ended September 30, 2013 was provided by significant new debt agreements which resulted in aggregate proceeds from borrowings of $143.9 million, including $68.2 million from two fixed-rate mortgages, borrowings under a US Bank senior term loan for $52.0 million, and borrowings under our mezzanine loan for $25.0 million. Our primary uses of financing cash flows for the nine months ended September 30, 2013 were for principal payments to retire indebtedness of $48.2 million and payments for debt issuance costs of $2.2 million to obtain new debt agreements.

Comparison of our combined cash flows for the Year Ended December 31, 2013 to our Predecessor's cash flows for the Year Ended December 31, 2012

        Presented below is a comparison of our combined cash flows for the year ended December 31, 2013 and our predecessor's cash flows for the year ended December 31, 2012 (dollars in thousands):

	Year Ended December 31,
	Combined(1) 2013	Predecessor 2012	Change
Cash provided by operating activities	$7,134	$4,926	$2,208
Cash provided by (used in) investing activities	$(102,326)	$2,818	$(105,144)
Cash provided by (used in) financing activities	$107,147	$(8,730)	$115,877

(1)
Cash flows for the year ended December 31, 2013 reflect the cash flows of NSA for the nine months ended December 31, 2013 and our predecessor's cash flows for the three months ended March 31, 2013, respectively, which are presented on a combined basis for the year ended December 31, 2013.

The following table presents this cash flow data on a stand-alone basis for the combined 2013 period referenced in the table above for NSA and our predecessor (dollars in thousands).

	Year Ended December 31, 2013
	Combined	NSA Nine Months Ended December 31, 2013	Predecessor Three Months Ended March 31, 2013
Cash provided by operating activities	$7,134	$5,788	$1,346
Cash provided by (used in) investing activities	$(102,326)	$(102,367)	$41
Cash provided by (used in) financing activities	$107,147	$107,775	$(628)

        Operating Cash Flows.    Cash provided by operating activities was $7.1 million for the year ended December 31, 2013 compared to $4.9 million for the year ended December 31, 2012, an increase of $2.2 million. This increase was primarily attributable to operating cash flow of $6.5 million for the year ended December 31, 2013 that was generated by the 49 self-storage properties that were acquired between April 2013 and December 2013. The positive impact on our operating cash flows from these acquisitions was offset by higher cash payments for acquisition expenses, interest expense, and general and administrative expenses. Additionally, the positive impact on operating cash flow resulting from acquisitions was partially offset by the impact of the 22 self-storage properties not contributed by our predecessor, which are excluded from the combined results beginning on April 1, 2013.

        Investing Cash Flows.    Cash used in investing activities was $102.3 million for the year ended December 31, 2013, compared to cash provided by investing activities of $2.8 million for the year ended December 31, 2012. The primary use of cash for the year ended December 31, 2013 was for our acquisition of 49 self-storage properties for cash consideration of $103.8 million. Post-acquisition additions and improvements to self-storage properties amounted to $2.3 million for the year ended December 31, 2013. The primary source of cash flow from investing activities for the year ended December 31, 2013 consisted of cash acquired from our predecessor for $3.5 million in the reorganization of entities under common control that was effective April 1, 2013.

        The primary use of cash for the year ended December 31, 2012 was for additions and improvements to self-storage properties, which amounted to $900,000. For the year ended December 31, 2012, the only source of investing cash flows was $3.8 million of net proceeds from the sale of two of our predecessor's self-storage properties.

        Financing Cash Flows.    Cash provided by financing activities was $107.1 million for the year ended December 31, 2013 compared to cash used in financing activities of $8.7 million for the year ended December 31, 2012. The primary source of financing cash flows for the year ended December 31, 2013 was $152.3 million of borrowings under new mortgages, a US Bank senior term loan, and a mezzanine loan. A portion of the proceeds from these borrowings was used to repay outstanding debt of $48.7 million, including a mortgage that matured in April 2013 of $14.5 million, repayments under our lender participation loan of $20.8 million, and a senior term loan for $10.7 million when certain self-storage properties were legally transferred to us from our predecessor.

        Other uses of cash in our financing activities for the year ended December 31, 2013 were for (i) distributions of $2.2 million to the limited partners of our operating partnership, (ii) distributions of $1.6 million to our predecessor's investors prior to the date title transferred to us for the respective self-storage properties, and (iii) payments for debt issuance costs of $4.5 million to obtain new debt agreements.

        The primary use of cash in our financing activities for the year ended December 31, 2012, was for principal payments under mortgages and notes payable amounting to $8.1 million (including principal payments of $2.6 million related to the lender participation loan).

Liquidity and Capital Resources

        Upon the completion of this offering and the formation transactions, we expect to have approximately $         million in cash on hand, including $        in net proceeds from this offering (assuming an initial public offering price of $        per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus, and no exercise of the underwriters' option to purchase additional shares). In addition, upon the completion of this offering and the formation transactions, we will have up to $425 million in available borrowing capacity under our credit facility with a syndicate of lenders led by KeyBank National Association. See "—Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions."

        Our short-term liquidity requirements consist primarily of property operating expenses, property acquisitions, capital improvements and expenditures, general and administrative expenses, acquisition pursuit costs, distributions to our shareholders, OP unit holders and subordinated performance unit holders, and principal and interest on our outstanding indebtedness. We expect to fund our short-term liquidity requirements from our operating cash flow, cash on hand and borrowings under our credit facility.

        Our long-term liquidity needs consist primarily of the repayment of debt, property acquisitions and capital improvements. We expect to meet our long-term liquidity requirements with operating cash flow, cash on hand, secured and unsecured indebtedness and the issuance of equity and debt securities.

        We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2015. As a REIT, under U.S. federal income tax law we will be required to distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and we will be required to pay a tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. Subject to the requirements of Maryland law, our current policy is to pay quarterly distributions, which on an annual basis will equal all or substantially all of our net taxable income.

        We believe that, upon the completion of this offering and the formation transactions, and as a publicly-traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of debt and additional equity securities. However, as a new public company, we cannot assure you that this will be the case. Our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will be dependent on a number of factors as well, including general market conditions for REITs and market perceptions about us.

        Our liquidity plans are subject to a number of risks and uncertainties, including those described under the heading "Risk Factors," some of which are outside of our control. Macroeconomic conditions could hinder our business plans, which could, in turn, adversely affect our financing strategy.

Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions

        Upon the completion of this offering and the formation transactions, we expect to have $      million of indebtedness outstanding. The following table sets forth certain information with respect to our pro forma indebtedness as of September 30, 2014 after giving effect to this offering and the anticipated use of proceeds therefrom (dollars in thousands, except in footnotes):

	Balance			Effective Rate	Annual Debt Service(1)			Maturity Date		Balance at Maturity
Fixed-rate mortgages:
Wells Fargo Bank, NA		$41,104		4.60%		$1,891	(2)	June 2023			$32,962
Wells Fargo Bank, NA		27,084		4.65%		1,259	(3)	June 2023			21,750
Wells Fargo Bank, NA		4,403	(4)	5.62%		335		July 2021			3,453

Total fixed-rate mortgages		$72,591				$3,485					$58,165

Variable-rate credit facilities:
Revolving line of credit			$(5)	2.65% (6)			$(7)	March 2017	(8)	$
Term loan		144,558		2.55% (9)			(7)	March 2018

Total variable-rate credit facilities	$				$					$

Total debt	$				$					$

(1)
Consists of the required principal and interest payments for the year ending September 30, 2015. For variable-rate debt, the annual debt service is based on the interest rate that was in effect on September 30, 2014.

(2)
Effective August 1, 2015, the annual debt service increases to $2.8 million through the maturity date.

(3)
Effective August 1, 2015, the annual debt service increases to $1.8 million through the maturity date.

(4)
Consists of a principal balance of $4.2 million and an unamortized premium of $200,000.

(5)
As amended in July 2014, the revolving line of credit provides for a total borrowing commitment of up to $280 million subject to periodic borrowing base calculations. The principal balance of $       million consists of (i) the outstanding balance as of September 30, 2014 of $128 million, plus (ii) $     million, which is the expected amount that will be paid to acquire self-storage properties that are included in our in-place portfolio but have not been acquired as of September 30, 2014, less the estimated net proceeds from this offering of $      million (based on the mid-point of the initial public offering price range shown on the cover page of this prospectus), which will initially be used to pay down our revolving line of credit. If the initial public offering price is below the mid-point of the initial public offering price range shown on the cover page of this prospectus, repayment of our existing revolving line of credit will be correspondingly reduced.

(6)
As of September 30, 2014, the interest rate is calculated at one-month LIBOR plus 2.50% (an effective rate of 2.65%). Upon the completion of this offering and the formation transactions, we expect the interest rate will be reduced to one-month LIBOR plus 1.60% (an effective rate of 1.75% based on one-month LIBOR as of September 30, 2014).

(7)
Annual debt service has been computed based on the pricing grid in effect as of September 30, 2014.

(8)
We may elect one 12 month extension of the maturity date by paying a fee equal to 0.2% of the then outstanding principal balance.

(9)
As of September 30, 2014, the interest rate is calculated at one-month LIBOR plus 2.40% (an effective rate of 2.55%). Upon the completion of this offering and the formation transactions, we expect the interest rate will be reduced to one-month LIBOR plus 1.50% (an effective rate of 1.65% based on one-month LIBOR as of September 30, 2014).

  Credit Facility

        On April 1, 2014, we entered into a credit facility, which consisted of a term loan and a revolving line of credit up to an aggregate principal amount of $367.5 million from a syndicate of lenders led by KeyBank National Association. Prior to this offering, we exercised our expansion option and our credit facility was amended to provide for total borrowings of approximately $145 million under a term loan and approximately $280 million under a revolving line of credit for a total credit facility of $425 million. Upon the completion of this offering and the formation transactions, this credit facility, which was secured, will automatically become unsecured.

        As of September 30, 2014, our credit facility consisted of a term loan with an outstanding balance of $145 million and a revolving line of credit with an outstanding balance of $128 million. The term loan bears interest at one-month LIBOR plus 2.40% (an effective rate of 2.55% per annum as of September 30, 2014) and the revolving line of credit bears interest at one-month LIBOR plus 2.50% (an effective rate of 2.65% per annum as of September 30, 2014). The term loan matures in March 2018 and the revolving line of credit matures in March 2017. We expect to have $       million drawn on our credit facility upon the completion of this offering and the formation transactions.

        Upon the completion of this offering, the term loan under our credit facility will bear interest at one-month LIBOR plus a margin that is between 1.50% and 2.75% and the revolving line of credit under our credit facility will bear interest at one-month LIBOR plus a margin that is between 1.60% and 2.85%, in each case based on our leverage ratio. The availability of the loans extended under our credit facility is based on the value of a borrowing base of real property owned by the co-borrowers. Upon the completion of this offering and the formation transactions, such availability is equal to the lesser of 60% of the aggregate value of such real property and the aggregate implied debt service coverage ratio of such real property.

        Our credit facility contains customary affirmative and negative covenants, including financial covenants that, among other things, cap our total leverage at 70%, which will decrease to     % upon the completion of this offering, require us to have a minimum fixed charge coverage ratio of 1.5 to 1, and require us to have a minimum net worth (as defined in our credit facility) of approximately $133 million plus 75% of the net proceeds of equity issuances. In the event that we fail to satisfy our covenants, we would be in default under our credit facility and may be required to repay such debt with capital from other sources.

  Mortgage Indebtedness

        Upon the completion of this offering and the formation transactions, our indebtedness outstanding will also include mortgage indebtedness of approximately $       million in principal amount secured by our properties, including those acquired in the formation transactions. We intend to repay in full our US Bank senior term loans, our mezzanine loan, and our unsecured term loan with a portion of the net proceeds from this offering. See "Use of Proceeds."

Contractual Obligations and Commitments

        The following table summarizes our contractual obligations and capital commitments on an undiscounted basis as of December 31, 2013 and the period in which each contractual obligation and commitment is due (without giving effect to this offering or the anticipated use of proceeds) (dollars in thousands):

	Year Ending December 31,
	2014	2015	2016	2017	2018	2019 and Thereafter	Total
Debt financings:
Principal	$149,348	$77,683	$1,573	$1,650	$1,730	$66,912	$298,896
Interest	9,681	5,121	3,367	3,290	3,209	13,172	37,840

Total	$159,029	$82,804	$4,940	$4,940	$4,939	$80,084	$336,736

        The following table summarizes our contractual obligations and capital commitments on an undiscounted basis as of September 30, 2014 and the period in which each contractual obligation and commitment is expected to be settled in cash after giving effect to this offering and the anticipated use of proceeds (dollars in thousands).

		Year Ending December 31,
	Three Months Ending December 31, 2014
		2015	2016	2017	2018	2019	Thereafter	Total
Debt financings:
Principal	$	$	$	$	$	$	$	$
Interest(1)
Office and equipment leases
Software and service contracts

Total	$	$	$	$	$	$	$	$

(1)
Interest is calculated until the maturity date (without regard to any extension that may be elected by our company) based on the outstanding principal balance and the effective interest rate as of September 30, 2014.

        Subsequent to September 30, 2014, we entered into contracts to acquire        self-storage properties with an aggregate value of approximately $         million,            of which are included in our in-place portfolio and        of which are included in our pipeline. The entire purchase price for these acquisitions is excluded from the preceding table.

        In connection with our planned acquisition of these      self-storage properties, we expect to assume ground leases that will require minimum annual payments of approximately $             million. We also entered into employment agreements with Mr. Nordhagen and Ms. Fischer to be effective upon the completion of this offering. See "Our Management—Employment Agreements." Minimum payments under these ground leases and the employment agreements have been excluded from the preceding table.

Off-Balance Sheet Arrangements

        We do not currently have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which typically are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, except as disclosed in the notes to our financial statements, we have not guaranteed any obligations of unconsolidated entities nor do we have any commitments or intent to provide funding to any such entities. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Seasonality

        The self-storage business is subject to minor seasonal fluctuations. A greater portion of revenues and profits are realized from May through September. Historically, our highest level of occupancy has typically been in July, while our lowest level of occupancy has typically been in February. Results for any quarter may not be indicative of the results that may be achieved for the full fiscal year.

Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the nine months ended September 30, 2014 and the years ended December 31, 2013 and December 31, 2012. Although the impact of inflation has been relatively insignificant in recent years, it remains a factor in the U.S. economy and may increase the cost of acquiring or replacing self-storage properties and related improvements, as well as real estate property taxes, employee salaries, wages and benefits, utilities, and other expenses. Because our tenant leases are month-to-month, we may be able to rapidly adjust our rental rates to minimize the adverse impact of any inflation which could mitigate our exposure to increases in costs and expenses resulting from inflation.

Quantitative and Qualitative Disclosures About Market Risk

Market Risks

        Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our future income, cash flows and fair values of financial instruments are dependent upon prevailing market interest rates.

Interest Rate Risks

        Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control.

        Upon the completion of this offering and the formation transactions, we expect to have approximately $      million in total face value debt, of which approximately $      million will be subject to variable interest rates (excluding debt with interest rate hedges). If one-month LIBOR were to increase or decrease by 100 basis points, the increase or decrease in interest expense on the variable-rate debt (excluding variable-rate debt with interest rate floors) would increase or decrease future earnings and cash flows by approximately $            annually.

        Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

 INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

        The self-storage industry offers an array of storage options to individuals and businesses, typically on a short-term basis. To accommodate a diverse customer base, storage properties are constructed in various configurations. Tenants rent fully enclosed spaces of varying sizes and are fully responsible for moving their items in and out of the units. According to the Self Storage Association, popular traditional self-storage units typically range in size from 25 square feet to 300 square feet, with an interior height of 8 feet to 12 feet. Rental rates vary according to the location of the property, the size of the storage space, and other characteristics that affect the relative attractiveness of each particular space, such as security and climate control.

        The mix of residential tenants using a self-storage property is determined by a property's local demographics and often includes people who have downsized their living space, who are not yet settled into a permanent residence, or those who are going through life-events such as marriage, divorce, death or birth in the family, relocation, or military service. Residential tenants place a number of different items in self-storage properties which range from furniture, household items, and appliances to cars, boats, and recreational vehicles. Commercial tenants tend to store excess inventory, business records, seasonal goods, equipment, and fixtures.

        Self-storage properties provide an accessible storage alternative at a relatively low cost. Properties generally have on-site managers who supervise and run the day-to-day operations, providing tenants with assistance as needed. In addition to rental revenues, many self-storage properties generate ancillary revenue through the sale of, among other things, tenant insurance, rental moving equipment, and packing supplies that complement a customer's use of the properties.

        According to the Self-Storage Almanac, the self-storage industry in the United States consisted of approximately 48,000 primary facilities, containing over 2.3 billion rentable square feet, in addition to approximately 4,000 secondary facilities. Primary facilities are those properties where self-storage is the primary source of income; whereas, secondary facilities are those that have a primary source of income that is not considered to be self-storage, such as a consumer service, retail products or commercial space rental.

        Sector Attractiveness.    The self-storage industry brings with it attractive characteristics, including:

  •
  Self-storage properties generally have lower maintenance costs and capital expenditures compared to other sectors within the commercial real estate landscape due to the lack of requisite habitability infrastructure, and the comparative simplicity of building materials and systems within most properties. Typical expenditures include structural work such as roofing and pavement repair, the occasional addition of units to the property, landscaping maintenance, and general repairs.

  •
  Demand for self-storage tends to remain relatively stable because the causes of such demand are present throughout the various stages of an economic cycle. Shorter tenant lease durations allow operators to optimize revenue through a mix of rate and marketing promotions, and to take advantage of an inflationary period through price increases.

  •
  Large operators within the self-storage industry benefit from significant economies of scale, including a reduced cost of capital and expense savings, by leveraging call centers, umbrella insurance policies, Internet marketing, and technologies that are spread across the operator's portfolio.

  •
  Competition and predatory acts within the industry are limited by geography and the lack of incentive through small customer contract sizes.

  •
  There is little threat of industry substitution. Home storage sheds are unsightly and often prohibited by zoning regulations. Similarly, portable storage containers, such as PODS, are often prohibited by zoning and are usually not priced competitively or universally available. Storage within a home is often limited and impractical as homeowners try to make the best use of available living space.

  •
  Well-run self-storage properties tend to operate with a comparatively low level of bad debt and collection expense. Tenant evictions for non-payment of rent can be effective in most situations without any formal judicial proceeding, and the contents of individual storage units can be sold to offset the costs of any unpaid rents in accordance with state lien laws.

  •
  Ancillary products contribute incremental revenue. Moving and packing supplies, such as locks and boxes, and the offering of other services, such as property insurance and truck rentals, all help to increase revenues for the self-storage operator.

  •
  According to the 2014 Self-Storage Almanac, on average, self-storage facilities draw at least 75% of their tenants from within a three-mile radius of the property. Therefore, marketing and development of a positive local and regional brand identity will take on a beneficial role in the success of a self-storage operator.

  •
  We believe that capital investments for a new self-storage property typically range between $3 million and $15 million. Therefore, for a relatively modest capital investment, self-storage companies have an opportunity for a great deal of geographic diversification, which could enhance the stability and predictability of cash flows.

  •
  Self-storage properties are rarely dependent on large tenants whose vacating can have a significant impact on rental revenue. This greatly reduces both industry rivalry and the bargaining power of the industry's customers.

  •
  Many self-storage customers have a relatively inelastic sensitivity to pricing partly due to the low cost of self-storage relative to other storage alternatives, as well as the high switching costs to relocate goods to another property.

  •
  The growth of the commercial customer base, with small businesses being the main driver of the U.S. economy, is a favorable industry demand trend. Commercial customers, who are increasingly employing self-storage for their distribution logistics, favor self-storage for its relatively low cost, ease of access, security, flexible lease terms, climate control features, and proximity to their distribution destinations.

  •
  As more sophisticated self-storage operators continue to develop innovative technology products, marketing, and services, local operators may be increasingly unable to meet higher tenant expectations, which could encourage further consolidation in the industry.

  •
  The demand base for self-storage is large and diverse. Self-storage properties serve a wide spectrum of residential and commercial customers, ranging from college students to high-income property owners, to local businesses, to large national corporations. Their use is driven by a broad variety of events and circumstances. This results in steady demand for self-storage within all parts of an economic cycle.

        Industry Profile.    According to the Self Storage Association, the self-storage industry is a large and highly fragmented sector with over $24 billion in estimated annual revenue and over $200 billion in estimated private market value across approximately 52,000 properties operated by over 30,000 operators. Less than 10% of the industry consists of operators with more than one property. The 100 largest operators manage less than 18% of these properties; the largest public self-storage companies are Public Storage, Extra Space Storage Inc., U-Haul, CubeSmart, and Sovran Self Storage, Inc. which comprise roughly 10% of the self-storage market share. The larger operators enjoy economies of scale in administration, marketing, and purchasing and often have greater access to capital to fund development and acquisitions. The high level of fragmentation and the opportunity to achieve economies of scale presents ample opportunity for growth through consolidation in the industry.

Figure 1: Market Share of Top Operators

Source: 2014 Self-Storage Almanac.

        Favorable Sector Performance.    According to NAREIT, the self-storage sector has been one of the strongest performing real estate sectors over the past 20 years. The sector's outperformance has been especially strong since the beginning of the recent financial crisis and through the subsequent recovery (January 1, 2008 to December 31, 2013). Throughout this six-year period, the self-storage sector performed better than any other NAREIT equity sub-sector in terms of cumulative total return, average annual total return and volatility of returns. Every year during this period, the cumulative total return in the self-storage NAREIT sub-sector was above 5%. The value of $100 invested in the NAREIT self-storage sub-sector on January 1, 2008 (with annual dividend reinvestment) would have been worth $261 on December 31, 2013, 91% higher than the $137 average of all other NAREIT equity sub-sectors, and 28% higher than the second highest performing NAREIT sub-sector ($203 for manufactured homes communities).

        While difficult economic times caused some vacancy, it also created new users by way of downsizing, job loss, and foreclosure, which often necessitate the need for self-storage. The combination of the fluidity in rental rates, the diverse and changing mix of tenants, and operational flexibility enabled operators to actively manage through a tough operating environment. We believe the self-storage sector also typically has a lower expense ratio than do other real estate asset classes, which enabled it to be more resilient to downward pressure on revenue and better able to maintain strong positive cash flow during the downturn. In addition to experiencing smaller declines in cash flow during 2008 and 2009, as the economy began improving in 2010, self-storage property cash flows recovered more quickly than other property types because of the industry's ability to rapidly reset rental rates commensurate to the improving economy. Because self-storage is a short-term operating business, the sector holds an advantage over retail, office, industrial, and virtually all other property types that operate with long-term lease obligations, primarily driven by the ability of operators to adjust rents to market conditions on a daily, weekly, and monthly basis.

        As depicted in Figure 2, the self-storage sector has consistently been a top performing real estate sector since 1994 and has significantly outperformed all other NAREIT equity sub-sectors in recent years. In 1994, a $100 dollar investment in the self-storage sector would have yielded $1,914 by 2013. In comparison, the second best performing NAREIT equity sub-sector, healthcare, would have yielded a value of $1,045 over that same period. The worst performing sector during this period, lodging/resorts, would have earned only $270.

Figure 2: Value of $100 Invested in 1994 by Real Estate Sector

Source: NAREIT, as of December 31, 2013.

        Despite a lack of significant development activity, transaction volume is up as self-storage REITs and PROs continue to grow their portfolios through acquisition of storage properties. As a result, cap rates have compressed and asset values have risen, especially in top-tier markets that have been heavily targeted by the large, public self-storage REITs.

        Occupancy Snapshot.    As shown in Figure 3, in 2008, the national average physical occupancy rate has increased by almost 9% since 2009. While the fall in occupancy rates in 2009 and 2010 was partly the result of a flattening demand due to the economic downturn, it was primarily the result of a significant supply increase. The industry added approximately 10,000 new properties between 2004 and 2009. Following the dramatic increase in supply, the downturn caused a sharp pullback in the number of new properties, and supply has since been relatively stable. Consequently, we believe that the occupancy statistics illustrated below more accurately reflect the glut and consequent correction in supply as opposed to an influence of volatile demand.

Figure 3: National Occupancy & Supply Growth Rates

Source: 2014 Self-Storage Almanac. Data through June 30, 2013.

        Low Supply, High Demand.    Construction between 2009 and 2013 has been minimal, which has helped demand catch up with supply in most markets following the doubling of the industry from one billion to two billion square feet between 1995 and 2006. Development of new properties has been constrained by the lack of available financing to local operators, restrictive zoning laws and other regulations on real estate development and self-storage specifically, and substantial start-up and pre-development costs. As a result, occupancy rates have improved dramatically and operators have decreased concessions and increased rental rates to drive revenue growth.

        Demand for self-storage will likely remain strong due to favorable demographic trends which include population growth, the aging of the Baby Boomer generation, and the high-propensity to rent among the Echo Boomer generation, all of which should positively affect demand for self-storage. We believe that the strengthening macroeconomic environment will further bolster demand and drive rental rates higher, especially in those markets with significant population growth.

        Tenant Preferences.    Tenants generally choose a self-storage property based on the convenience of the site to their home or business, making high-density, high-traffic population centers ideal locations for a self-storage property. According to the Self-Storage Almanac, as reflected in Figure 4, approximately 45% of self-storage renters surveyed stated that their unit was less than 10 minutes from their homes, and an additional 30% of customers stated that they drive only 10 to 19 minutes to access their storage space. A property's perceived security and the general professionalism of the site managers and staff are also contributing factors to a site's ability to successfully secure rentals. Although most self-storage units are leased to tenants on a short-term basis, tenants tend to continue their leases for extended periods of time.

Figure 4: Travel Time to Storage Unit

Source: Self-Storage Almanac 2013 Self Storage Demand Study.

        Although Internet marketing is an expanding focus within the industry and its usage has increased exponentially in a relatively short time period, in-person visits still serve as the predominant form of first contact. According to the Self-Storage Almanac, in 2013, 47% of customers made their first contact with a storage business by making an in-person visit. The phone was the second most popular method for connecting with a property with 43% of customers reported reaching out to their storage properties by telephone. Only 9% of tenants said that they made their first contact with a property online, either by accessing a self-storage company's website or by sending an email inquiry. When asked how customers heard about their self-storage operator, approximately 66% of tenants indicated that they became aware of the business after driving by the storage store or through recommendations by family members or friends.

        Technology and Marketing.    Although technology's impact on the industry is still evolving, it has had a pronounced effect in changing the way self-storage operators run their businesses, increasing the benefits of economies of scale. For example, with the advent of cloud computing, owners and operators can run client server software used at one or more self-storage properties from a remote location. This type of distributed design facilitates the sharing of resources, which allows self-storage operations to enjoy reduced upfront IT infrastructure costs and often improves the integration of software applications. Call centers have also provided a form of technological scale to the self-storage industry. Customers often have an immediate need for storage. Having a centralized call center to cover multiple properties allows owners and operators to ensure that all customer inquiries are captured. In addition, operators, similar to those in the multifamily sector, have begun to use revenue management software that seeks to maximize rental revenue by setting rental rates daily, taking into account local market conditions, competitors' actions, and trends throughout the operator's portfolio. As more sophisticated self-storage operators continue to develop innovative technology products and services, local operators may be increasingly unable to meet higher tenant expectations, which could encourage further consolidation in the industry.

BUSINESS AND PROPERTIES

Our Company

        National Storage Affiliates Trust is a Maryland real estate investment trust focused on the ownership, operation, and acquisition of self-storage properties located within the top 100 MSAs throughout the United States. According to the 2014 Self-Storage Almanac, we are the sixth largest owner and operator of self-storage properties and the largest privately-owned operator of self-storage properties in the United States based on number of properties, units, and rentable square footage. Upon the completion of this offering and the formation transactions, we expect to own 248 self-storage properties, which we refer to as our in-place portfolio. Our in-place portfolio is located in 16 states, comprises approximately 13.8 million rentable square feet and is configured in over 100,000 storage units. In addition, we have a pipeline of potential acquisitions consisting of 114 properties, comprising approximately 7.5 million rentable square feet.

        Our chief executive officer, Arlen D. Nordhagen, co-founded SecurCare Self Storage, Inc. in 1988 to invest in and manage self-storage properties. While growing SecurCare to over 150 self-storage properties, Mr. Nordhagen recognized a market opportunity for a differentiated public self-storage REIT that would leverage the benefits of national scale by integrating multiple experienced regional self-storage operators with local operational focus and expertise. We believe that his vision, which is the foundation of our company, aligns the interests of regional self-storage operators with those of public shareholders by allowing the operators to participate alongside shareholders in the financial performance of our company and their contributed portfolios. A key component of this strategy is to capitalize on the local market expertise and knowledge of regional self-storage operators by maintaining the continuity of their roles as property managers.

        We believe that our structure creates the right financial incentives to accomplish these objectives. We require our PROs to exchange the self-storage properties they contribute to our company for a combination of OP units and subordinated performance units in our operating partnership or DownREIT partnerships. OP units, which are economically equivalent to our common shares, create alignment with the performance of our company as a whole. Subordinated performance units, which are linked to the performance of specific contributed portfolios, incentivize our PROs to drive operating performance and support the sustainability of the operating cash flow generated by the contributed self-storage properties that they continue to manage on our behalf. Because subordinated performance unit holders receive distributions only after portfolio-specific minimum performance thresholds are satisfied, subordinated performance units play a key role in aligning the interests of our PROs with us and our shareholders. Our structure thus offers PROs a unique opportunity to serve as regional property managers for their contributed properties and directly participate in the potential upside of those properties while simultaneously diversifying their investment to include a broader portfolio of self-storage properties. We believe our structure provides us with a competitive growth advantage over self-storage companies that do not offer property owners the ability to participate in the performance and potential future growth of their contributed portfolios.

        We believe that our national platform has significant potential for external and internal growth. We seek to expand our platform by recruiting additional established self-storage operators, while integrating our operations through the implementation of centralized initiatives, including management information systems, revenue enhancement and cost optimization programs. We are currently engaged in preliminary discussions with additional self-storage operators and believe that we could add several additional PROs over the next two to three years. These additional operators will enhance our existing geographic footprint and allow us to enter regional markets in which we currently have limited or no market share. In addition, we believe the implementation of best practices across our portfolio and leveraging economies of scale will allow us to more effectively grow internally through increased occupancy, rents and margins, which will drive cash flow growth across our portfolio. As of September 30, 2014, our occupancy rate across our in-place portfolio was approximately 87%.

        We are organized as a Maryland real estate investment trust and intend to elect to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2015. We generally will not be subject to U.S. federal income tax on our net taxable income to the extent that we distribute annually all of our net taxable income to our shareholders and maintain our intended qualification as a REIT. We serve as the sole general partner of, and operate our business through, our operating partnership subsidiary, NSA OP, LP, a Delaware limited partnership. Our operating partnership enables us to facilitate additional tax deferred acquisitions using both OP units and subordinated performance units as currency for these transactions.

Our PROs

        SecurCare has been operating since 1988 and, in connection with the launch of our company in April 2013, was joined by two additional PROs: Northwest, which has been operating since 1977, and Optivest, which has been operating since 2007. Guardian, which has been operating since 1984, joined our company as a PRO in February 2014. In July 2014, Move It and Storage Solutions were added as our fifth and sixth PROs, respectively. Our PROs have collectively contributed the vast majority of their properties to our company as part of the formation transactions.

        We believe our structure allows our PROs to optimize their established property management platforms while addressing financial and operational hurdles. Before joining us, our PROs faced challenges in securing low cost capital and had to manage multiple investors and lending relationships, making it difficult to compete with larger competitors, including public REITs, for acquisition and investment opportunities. Our PROs were also limited in their ability to raise growth capital through the sale of assets, a portfolio refinancing or capital contributions from new equity partners. Serving as our on-the-ground acquisition teams, our PROs now have access to our broader financing sources and lower cost of capital while our national platform allows them to benefit from our economies of scale to drive operating efficiencies in a rapidly evolving, technology driven industry.

        We benefit from the local market knowledge and active presence of our PROs, allowing us to build and foster important customer and industry relationships. These local relationships provide attractive off-market acquisition opportunities that we believe will continue to fuel additional external growth. Newly acquired properties are integrated into our national platform and managed by our PROs.

        The following table summarizes the properties in our in-place portfolio by PRO as of September 30, 2014:

	In-Place Portfolio
PRO	Properties	Units	Rentable Square Feet(1)	Occupancy(2)
SecurCare	116	45,258	5,761,731	87%
Northwest	63	24,184	3,043,524	91%
Optivest	28	13,935	1,841,862	80%
Guardian	27	16,602	1,910,148	89%
Move It(3)	11	6,779	1,062,946	78%
Storage Solutions	3	1,459	178,955	88%

Total/Weighted Average(4)	248	108,217	13,799,166	87%

(1)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space of over 440,000 square feet in our in-place.

(2)
Represents total occupied rentable square feet divided by total rentable square feet.

(3)
Move It is currently a manager of these properties pursuant to an agreement with SecurCare, which is the contributor of these properties. See "The Formation and Structure of our Company—SecurCare Contributions."

(4)
Five properties in our in-place portfolio will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        To capitalize on their recognized and established local brands, our PROs will continue to function as property managers for their contributed properties under their existing brands. Over the long-run, we may seek to brand or co-brand each location as part of NSA.

SecurCare is one of our PROs responsible for covering the mountain and southeast regions. SecurCare provides property management services to 116 of our properties located in 11 states, including California, Colorado, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, Oklahoma, South Carolina and Texas. Headquartered in Lone Tree, Colorado, SecurCare was founded in 1988 and is currently managed by David Cramer, who has worked in the self-storage industry for more than 15 years. Mr. Cramer is our mountain and southeast regional president and also leads our Technology and Best Practices Group, which is described under "Business and Properties—Our Technology and Best Practices."

Northwest is our PRO responsible for covering the northwest region. Northwest provides property management services to 63 of our properties located in Oregon and Washington. Headquartered in Portland, Oregon, Northwest is run by Kevin Howard, who founded the company over 30 years ago. Mr. Howard is our northwest regional president and is recognized in the industry for his successful track record as a self-storage specialist in the areas of design and development, operation and property management, consultation, and brokerage.

Optivest is one of our PROs responsible for covering the southwest region. Based in Dana Point, California, Optivest currently manages 28 of our properties across five states, including Arizona, California, Nevada, New Hampshire and Texas. Optivest is run by its co-founder, Warren Allan, who has more than 25 years of financial and operational management experience in the self-storage industry. Mr. Allan is our southwest regional president and is recognized as a self-storage acquisition and development specialist.
Guardian Storage Centers
Guardian is one of our PROs responsible for covering portions of the southern California region and the Arizona market. Based in Irvine, California, Guardian currently manages 27 of our properties located in California and Arizona. This operator is led by John Minar, who has over 30 years of self-storage acquisition and operational management experience. Mr. Minar is our southern California regional president and brings close to 40 years of real estate acquisition, rehabilitation, ownership, and development experience to our company.

Move It is one of our PROs responsible for covering certain portions of the Texas market. Based in Addison, Texas, Move It currently manages 11 of our properties in Texas. This operator is led by its founder, Tracy Taylor, who has more than 40 years of experience in self-storage development, acquisition and management. Mr. Taylor is our Texas market executive vice president and is currently on the board of directors for the Large Owners Council of the Self Storage Association.

Storage Solutions is one of our PROs responsible for covering most of the Arizona market. Based in Chandler, Arizona, Storage Solutions manages three of our properties in Arizona. This operator is led by its founder, Bill Bohannan, who is one of the largest operators in Phoenix and has more than 34 years of self-storage acquisition, development and management experience. Mr. Bohannan is our Arizona market executive vice president and is recognized in the industry as a self-storage acquisition, development and management specialist.

        Each PRO representative who serves as regional president or executive vice president of our company receives no compensation from us for serving in these roles.

Our Competitive Strengths

        We believe our unique PRO structure allows us to differentiate ourselves from other self-storage operators, and the following competitive strengths enable us to effectively compete against our industry peers:

        High Quality Properties in Key Growth Markets.    Upon the completion of this offering and the formation transactions, we expect to own a large, geographically diversified portfolio of 248 self-storage properties located in 16 states and over 50 MSAs. We believe that these properties are primarily located in high quality growth markets within the top 100 MSAs that have attractive supply and demand characteristics and are less sensitive to the fluctuations of the general economy. Our top 10 states, based on our NOI for the third quarter of 2014, are expected to grow approximately 50% faster than the national average for population and job growth, as projected by the U.S. Department of Labor's Bureau of Labor Statistics. These 10 states accounted for over 95% of our third quarter 2014 NOI. Many of these markets tend to have multiple barriers to entry against increased supply, including zoning restrictions against new construction and new construction costs that we believe are higher than our properties' fair market value. We seek to own properties that are well located in high quality sub-markets with highly accessible street access, providing our properties with strong and stable cash flows. Furthermore, we believe that our significant size and the overall geographic diversification of our portfolio reduces risks associated with specific local or regional economic downturns or natural disasters.

        Differentiated, Growth Oriented Strategy Focused on Established Operators.    We are a self-storage REIT with a unique structure that supports our differentiated external growth strategy. Our structure appeals to operators who are looking for access to growth capital while maintaining an economic stake in the self-storage properties that each has contributed to our company and continues to manage on our behalf. These attributes entice operators to join our company rather than sell their properties for cash consideration. Our strategy is to attract operators who are confident in the performance of their properties and desire to participate in the future growth of our company. We are focused on recruiting established operators across the United States with a history of efficient property management and a track record of successful acquisitions. Our structure and differentiated strategy have enabled us to build a substantial pipeline from existing operators as well as potentially create external growth from future operators.

        Integrated Platform Utilizing Advanced Technology for Enhanced Operational Performance and Best Practices.    Our national platform allows us to capture cost savings through integration and centralization, thereby eliminating redundancies and utilizing economies of scale across the property management platforms of our PROs. As compared to a stand-alone operator, our national platform has greater access to lower-cost capital, reduced Internet marketing costs per customer lead, discounted property insurance expense, and reduced overhead costs. In addition, our company has sufficient scale for national and bulk purchasing and has centralized various functions, including financial reporting, call center operations, marketing, information technology, legal support, and capital market functions, to achieve substantial cost savings over smaller, individual operators.

        Our national platform utilizes advanced technology for Internet marketing, call center operations, financial and property analytic dashboards, revenue optimization analytics and expense management tools to enhance operational performance. These centralized programs, which are run through our Technology and Best Practices Group, are positively impacting our business performance, and we believe that they will be a driver of organic growth going forward. We will utilize our Technology and Best Practices Group to help us benefit from the collective sharing of key operating strategies among our PROs in areas like human resource management, local marketing and operating procedures.

        Aligned Incentive Structure with Shareholder Downside Protection.    Our structure promotes operator accountability as subordinated performance units issued to our PROs in exchange for the contribution of their properties are entitled to distributions only after those properties satisfy minimum performance thresholds. In the event of a material reduction in operating cash flow, distributions on our subordinated performance units will be reduced before distributions on our common shares held by our common shareholders. In addition, we expect our PROs will generally co-invest subordinated equity in the form of subordinated performance units in each acquisition that they source, and the value of these subordinated performance units will fluctuate with the performance of their contributed properties. Therefore, our PROs are incentivized to select acquisitions that are expected to exceed minimum performance thresholds, thereby increasing the value of their subordinated equity stake. We expect that our shareholders will benefit from the higher levels of property performance that our PROs are incentivized to deliver.

        Attractive Sector with Strong Underlying Fundamentals and Historic Outperformance.    Self-storage industry fundamentals are robust with many properties operating at optimal revenue-producing occupancy and favorable industry dynamics resulting in pricing power for self-storage operators. Operators are able to achieve high same-store occupancy levels through a diverse base of customer demand from individuals as well as businesses. Based on these favorable supply and demand dynamics, we believe that disciplined self-storage operators will generate revenue growth in the near term and will continue to drive revenue performance throughout various economic cycles. We believe that overhead costs and maintenance capital expenditures are considerably lower in the self-storage industry as compared to other real estate sectors, and as a result, self-storage companies are able to achieve comparatively higher operating and cash flow margins. The self-storage sector's fundamentals have consistently established it as one of the strongest performing sectors among all classes of real estate over the last twenty years. NAREIT has tracked total return performance of the real estate equity sector since 1994, and from that time through December 31, 2013, the self-storage equity REIT sector has returned an average of over 17% on an annual total return basis compared to the average annual total return of approximately 12% for all other equity REIT sectors.

        Experienced Senior Management Team with Deep Operating and Public Company Experience.    Our senior management team has an established executive leadership track record, aided by their extensive knowledge of the self-storage sector and experience in the ownership, management, and development of self-storage properties. Our chief executive officer, Arlen D. Nordhagen, and chief financial officer, Tamara D. Fischer, bring accomplished backgrounds with an average of 25 years of experience in multiple management capacities at both public and private companies. As a successful entrepreneur involved in the start-up and growth of several public and private companies, Mr. Nordhagen was one of the founders of SecurCare in 1988 and led the company through a period of rapid growth. In addition to SecurCare, Mr. Nordhagen was a founder of MMM Healthcare, Inc., the largest provider of Medicare Advantage health insurance in Puerto Rico. He has also served as managing member of various private investment funds and held various managerial positions at E. I. DuPont De Nemours and Company, or DuPont, and Synthetech, Inc. Ms. Fischer also brings substantial managerial and public company experience to us. Prior to joining us, Ms. Fischer was executive vice president and chief financial officer of Vintage Wine Trust Inc., a REIT formed for the purpose of providing triple-net lease financing to owners and operators of wineries, vineyards, and other wine-related facilities. Ms. Fischer also served as executive vice president and chief financial officer of Chateau Communities Inc., one of the largest public REITs in the manufactured home community sector. In that capacity, Ms. Fischer oversaw the company's initial public offering, multiple merger and acquisition transactions, as well as ongoing capital markets activities, investor relations, financial reporting, and administrative responsibilities. Ms. Fischer remained at Chateau through its sale to Hometown America LLC in 2003.

        Our seasoned PROs also have highly experienced management teams averaging over 30 years of industry experience as well as deep industry knowledge of key markets and extensive national networks of industry relationships.

  •
  David Cramer, a principal of SecurCare, joined the company in 1998, and has more than 15 years of experience in the self-storage industry, growing SecurCare's portfolio from 20 properties to over 150 properties during his tenure. He is an active member of the Large Owners Council of the Self Storage Association and is a board member of FindLocalStorage.com, an industry digital marketing consortium.

  •
  Kevin Howard, a principal of Northwest, founded the company in 1977 and built it into one of the largest privately-owned portfolios of self-storage properties in the Pacific Northwest. He was one of the earliest members of the Self Storage Association in the mid-1970s, serving on its board of directors during several of the early years of its existence.

  •
  Warren Allan, principal of Optivest, has over 25 years of financial and operational management experience, during which time he helped structure over 25 real estate partnerships to acquire self-storage properties in various regions nationwide. Prior to founding Optivest in 2007, Mr. Allan served as both chief operating officer and chief financial officer of another self-storage management company, Platinum Storage, since its founding in 2000.

  •
  John Minar, principal of Guardian, has been involved in the self-storage industry since 1984. Mr. Minar formed Guardian in 1999 and is the owner and manager of Guardian's portfolio, which has properties located in southern California and Arizona. Mr. Minar has been involved in the acquisition, rehabilitation, ownership, and development of real estate since 1977, and is active in the Large Owners Council of the Self Storage Association.

  •
  Tracy Taylor, principal of Move It, has been involved in the self-storage industry for more than 40 years. He founded Move It and is the manager of Move It's portfolio, which has properties in Texas, Tennessee and North Carolina. He served on the board of directors of the Self Storage Association from 2006 through 2011, serving as chairman of the board in 2010. He has also served on the board of directors for the Large Owners Council of the Self Storage Association since 2012.

  •
  Bill Bohannan, principal of Storage Solutions, has been involved in the self-storage industry for more than 30 years and is one of the largest operators of self-storage properties in the Phoenix, Arizona MSA. A recognized industry expert, Mr. Bohannan has been a speaker, and has instructed various courses, for the Self Storage Association for several years.

        We believe our deep and cohesive management structure has the relevant skills and experience necessary to effectively grow our company. Upon the completion of this offering and the formation transactions, we expect that our senior management team, including our chief executive officer, representatives of our PROs who serve on our board of trustees and PRO advisory committee, and our chief financial officer, will own approximately                % of our equity on a fully diluted basis.

Our Business and Growth Strategies

        By capitalizing on our competitive strengths, we seek to increase scale, achieve optimal revenue-producing occupancy and rents levels, and increase long-term shareholder value by achieving sustainable long-term growth. Our business and growth strategies to achieve these objectives are as follows:

        Increase Occupancy of In-Place Portfolio.    Existing public self-storage REITs are operating with a weighted average occupancy level of approximately 92% as of September 30, 2014, which we believe is at or near optimal revenue-producing occupancy. Our in-place portfolio occupancy was approximately 87% as of September 30, 2014, reflecting a gap of approximately 5% compared to the average occupancy of the existing public self-storage REITs. Through utilization of our centralized call centers, integrated Internet marketing strategies and best practices protocols, we expect our PROs will be able to increase rental conversion rates resulting in increasing occupancy levels. We believe that a 1% improvement in our average occupancy for our in-place portfolio will translate to an approximate $1.3 million improvement in revenue. We would expect a similar increase in NOI subject to marginal increases in operating expenses.

        Maximize Property Level Cash Flow.    We strive to maximize the cash flows at our properties by leveraging the economies of scale provided by our national platform including through the implementation of new ideas derived from our Technology and Best Practices Group. We believe that our unique PRO structure, centralized infrastructure and efficient national platform will enable us to achieve optimal market rents and occupancy, reduce operating expenses and increase the sale of ancillary products and services, including tenant insurance, rental moving equipment and packing supplies.

        Acquire Built-in Pipeline of Target Properties from Existing PROs.    We have an attractive, high quality pipeline of potential future acquisitions that we anticipate will drive our initial growth. We are under contract to acquire a development property representing approximately 20,000 rentable square feet, which we expect to acquire in late 2016 once occupancy reaches average local market levels. Within our pipeline of potential acquisition candidates, our PROs manage 113 properties, comprising approximately 7.5 million rentable square feet. The pipeline from existing PROs includes 28 properties that our PROs have an ownership interest that we have a right to acquire (i) in the event that our PRO seeks to transfer such interests or (ii) upon maturity of outstanding indebtedness encumbering such properties so long as the occupancy of such properties is consistent with average local market levels at such time, 20 properties that our PROs have an ownership interest in but do not control, and 65 properties that our PROs currently manage without an ownership interest. There can be no assurance that we will acquire any of the properties in our pipeline.

        The following table summarizes the properties in our pipeline by PRO as of September 30, 2014:

	Pipeline
PRO	Properties	Units	Rentable Square Feet(1)
SecurCare	25	12,339	1,539,921
Northwest	7	2,170	269,579
Optivest	24	13,965	1,691,136
Guardian	7	5,618	625,020
Move It	21	10,091	1,396,069
Storage Solutions	30	18,095	1,953,818

Total(2)	114	62,278	7,475,543

(1)
Rentable square feet includes all enclosed self-storage units but excludes commercial, residential, and covered parking space of over 35,000 square feet in our pipeline.

(2)
One property in our pipeline, if acquired, would be held as a long-term leasehold interest.

        We generally anticipate making offers to acquire these properties when the existing property-level debt matures or the prepayment of such debt is economical. We may make an offer to acquire six of these properties, which have been recently developed, once occupancy achieves acceptable levels which may not coincide with the existing debt maturities.

        The following table summarizes the debt maturities or dates by year in which we expect occupancy of our pipeline as of September 30, 2014 to achieve acceptable levels.

	Pipeline
	Under Contract(1)	Owned (Controlled)(2)	Owned (Non- Controlled)	Managed	Total
2015		3	15	21	39
2016	1	9	5	39	54
2017	—	6	—	3	9
2018 and beyond	—	10	—	2	12

Total	1	28	20	65	114

(1)
Reflects a development property in our pipeline for which an offer was already made and accepted.

(2)
One property in our pipeline, if acquired, would be held as a long-term leasehold interest.

        Access Additional Off-Market Acquisition Opportunities.    Our PROs and their "on-the-ground" personnel have established an extensive network of industry relationships and contacts in their respective markets. Through these local connections, our PROs are able to access acquisition opportunities that are not publicly marketed or sold through auctions. Our structure incentivizes our PROs to source acquisitions in their markets and consolidate these properties into our company. Other public self-storage companies generally have acquisition teams located at their central office, which in many instances are far removed from regional and local markets. We believe our operators' networks and close familiarity with the other operators in their markets provide us clear competitive advantages in identifying and selecting attractive acquisition opportunities. Our PROs have already sourced 47 acquisitions since our inception, comprising approximately 3.2 million rentable square feet within our in-place portfolio.

        Recruit New PROs in Target Markets.    We intend to continue to execute on our external growth strategy through additional acquisitions and contributions from future PROs in key markets. With the approximately 50,000 total self-storage properties in the United States owned by over 30,000 operators, we believe there is significant opportunity for growth through consolidation of the highly fragmented composition of the market. We believe that future operators will be attracted to our unique structure, providing them with lower cost of capital, better economies of scale, and greater operational and overhead efficiencies while preserving their existing property management platforms. We intend to add additional PROs to complement our existing geographic footprint and to achieve our goal of creating a highly diversified nationwide portfolio of properties in the top 100 MSAs. Following our inception, we recruited an additional three PROs who managed 112 self-storage properties across seven states, 41 of which are part of our in-place portfolio. For example, we recruited Move It, which manages 42 self-storage properties in four states. This PRO manages 11 properties in our in-place portfolio and 21 in our pipeline.

Our Technology and Best Practices

        Our technology and best practices programs, which are overseen by our Technology and Best Practices Group, are designed to take advantage of the scale and sophistication afforded a large national storage operator while benefiting from the local expertise and relationships of experienced

PROs. These advantages position our PROs to more effectively compete with our national, publicly-traded peers. In addition, we believe our structure allows us to be more nimble than many of our publicly-traded peers. Our PROs retain responsibility for property management and acquisition sourcing while benefiting from the scale, support, and market knowledge derived from our technology and best practices programs. We believe our combination of both scale and flexibility will drive occupancy gains, revenue growth and NOI margin improvements.

        The keystone for our technology and best practices programs is our data warehouse platform, which is designed to accelerate and enhance information flow throughout the management team, from our senior management team to on-site managers, as well as across the breadth of the contributed portfolios among the various PROs. We developed a highly customized data warehouse to uniformly present operational and financial data and analytics. This platform integrates multiple databases, which are operated at the PRO level. In addition to full financial and operational reporting capability, the platform delivers dynamic, real-time, management dashboards to provide key business intelligence. These reporting tools improve revenue management practices with a higher level of sophistication than was previously accessible to PROs, due to the cost and time required to develop such tools.

        We deliver information and decision-making tools to our PROs to achieve optimal results within each of their respective markets and contributed portfolios. We believe that the sophistication of our technology will provide a competitive advantage compared to smaller, local competitors, and our decentralized operating strategy allows us to adapt to local market conditions more quickly than our competitors. As new PROs join NSA, they will be able to quickly reap the benefits of our technology program and cross-regional information sharing, and we believe that this will translate directly into both occupancy and revenue gains.

        Large regional and national players have significant scale advantages over small operators in garnering leads and rentals through highly advanced Internet marketing programs. Customers increasingly shop for storage on the Internet and the latest trends point to the growing importance of mobile Internet marketing. Our PROs gain immediate access to a national marketing platform through GoStorageUnits.com, which is owned by our company and builds Internet traffic and search engine page rank by leveraging local and regional brands and also offering multiple NSA brands on the same platform. Our PROs typically maintain their branding as an additional Internet marketing channel, and they can potentially more than double their exposure to rental leads by tapping into the GoStorageUnits.com platform. Each property is allocated a portion of the cost necessary to cover the expenses associated with the GoStorageUnits.com platform. PROs do not pay any fees associated with the platform.

        For PROs with less developed Internet marketing programs, our company offers a proven approach to Internet marketing. Our national platform utilizes a multi-channel approach to rapidly grow the effectiveness of lead generation through:

  •
  increased flow of unpaid search traffic;

  •
  optimization of pay-per-click advertising programs;

  •
  access to efficient national call referral programs;

  •
  social media programs;

  •
  website development and enhancements;

  •
  refined Internet traffic analytics; and

  •
  mobile campaigns and website optimization for mobile technology.

As of September 30, 2014, PROs leveraging our platform have on the average experienced year-to-date gains in organic site traffic of 47%, increases in lead conversions of 73% and increases in mobile traffic of 70%. We believe that these results will improve over time as GoStorageUnits.com builds traffic, improves page rank and creates a multiplier effect with the various PRO Internet platforms.

        Competition in Internet and mobile marketing continues to intensify and incremental benefits will accrue to the largest and most sophisticated players. Independent, third-party aggregators have become significant players in both driving and controlling rental leads for the self-storage industry. We believe that our company will have the scale to compete with these aggregators and larger storage operators through advanced pay-per-click, search engine optimization and other lead generation programs. As we gain market share from these aggregators and become less reliant on them, we expect that average costs per lead and costs per rental will be reduced.

        Another benefit of our platform is the integration of our PROs into our established national call center, which handles rental calls from new leads, calls for support from existing customers and rollover calls from individual properties. Local store managers can rely on our call center to communicate with customers and potential customers, while the manager is helping others or tending to property needs. In addition, call center staff makes outbound calls to drive revenue collection efforts and sets up automatic payment plans for customers, both of which deliver direct improvements to property NOI. Our call center training ensures that call center staff are intimately familiar with property operations and customer needs and are not simply operating from a call script or a telephone sales training guide. As of September 30, 2014, our call center supported 175 properties within our in-place portfolio across all PROs and has the capacity to provide support to all of our properties.

        We believe that when PROs utilize the call center as a leasing and service resource, occupancy improves, rental rates increase, ancillary income grows and more collections are captured. For the first nine months of 2014, approximately 54% of leads were converted to rentals or reservations by call center staff and on a monthly basis, between 53% and 67% of them were full-priced rentals without promotions, generally outperforming similar in-store lead generation metrics. Call center staff have also proven to be very effective at cross-selling both merchandise and facilitating sales of tenant insurance with new rentals. Our centralized call center provides an effective leasing tool to PROs that takes advantage of its up-to-date regional market knowledge.

        Information sharing among PROs is fundamental to our technology and best practices programs. Tenant insurance-related revenues have grown markedly as our PROs share lessons learned relative to building tenant insurance programs and procedures. Laws and regulations surrounding tenant insurance are complex, and our PROs are able to more effectively navigate the regulatory environment by working together to establish proper procedures. Tenant insurance enrollment at some of our properties exceeds 70%. As PROs refine their relationships with insurance providers, marketing programs and management procedures, we believe additional properties will be able to reach or exceed this level. As we increase our penetration, we believe that we have the opportunity to increase our tenant insurance-related revenues from the current average of approximately 1.5% of rental revenue. As an example, our PRO with the highest penetration achieved a level of more than 6% of rental revenue during the third quarter of 2014.

        Our technology and best practices program also drives cost savings through scale purchasing. We are currently working on a national property insurance program, which we expect will save various PROs as much as 12% on annual insurance costs. Other savings have been garnered through a national credit card processing program, giving PROs access to deeper discounts than they would normally enjoy. These types of savings accrue directly to property NOI and will continue to be impactful over time as new PROs join our company and get plugged into these established programs. A decrease of 1% in property level expenses equates to an increase of $                 million of NOI.

        We believe there is true economic value created for PROs by having access to the scale benefits of our company as well as the benefits of the technology and best practices programs. While the results and gains for each PRO will vary, we believe the improvements are both real and repeatable as our company grows through the addition of new PROs. We believe the implementation of these programs by one of our founding PROs was a key factor that resulted in an increase in same store revenue exceeding 16% for its properties for the third quarter ended September 30, 2014 compared to the third quarter ended September 30, 2013.

Marketing

        Our PROs execute marketing programs customized for each property, and they build and leverage brand recognition on a regional level. On a national level, our company is leveraging our marketing scale through the growth of GoStorageUnits.com as a common lead-generating platform utilized by all PROs. Our Internet marketing programs utilize multiple channels and strategies to generate leads, including: (1) pay-per-click campaigns, (2) call referral campaigns, (3) organic lead sourcing through search engine optimization and (4) lead purchasing from third-party aggregators. As GoStorageUnits.com grows its traffic, and as our PROs continue to develop their branded Internet platforms, we expect to enhance our Internet marketing efficiency and drive down our cost per lead.

        In addition to Internet marketing, we continue to employ traditional grass roots marketing tools. These marketing tools include Yellow Pages advertising as well as targeted direct response marketing programs, such as direct mail and coupon mailers. We also continue to maintain long-standing involvement in the local community through event sponsorship and event hosting.

        Our call center supplements our integrated marketing efforts and provides a scale advantage not accessible by smaller competitors. Through our call center, we use tracking phone lines to analyze the sources of leads for each property and distinguish between the various Internet marketing, Yellow Pages, and direct marketing channels. This capability makes us more efficient and effective with our advertising expenditures. Our call center supports lead conversion by handling both direct calls from prospective customers as well as rollover calls from individual properties when on-site personnel are not available. With our increased call handling capacity, we expect to convert more leads to rentals and drive down our marketing cost per rental.

Portfolio Management and Operations

        Pursuant to the facilities portfolio management agreements, within certain MSAs granted to our PROs, our operating partnership has agreed not to acquire additional self-storage properties without first offering the PRO the opportunity to co-invest in, and manage, the property. In the event that a PRO determines not to co-invest and manage a property, we can still acquire and assign management rights to the property. See "The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements—Exclusivity and Non-Competition."

        Our operating structure provides leadership, management support and information systems to our PROs. Through our national platform, we optimize cost savings through integration and centralization, thereby eliminating redundancies and utilizing economies of scale across the property management platforms of our PROs. As compared to a stand-alone operator, our national platform has greater access to lower cost capital, reduced Internet marketing costs per customer lead, discounted property insurance expense, and reduced overhead costs. In addition, our company has sufficient scale for national and bulk purchasing and has centralized various functions, including financial reporting, call center operations, marketing, information technology, legal support, and capital markets, to achieve substantial cost savings over smaller, individual operators.

        We benefit from the collective sharing of key operating strategies among our PROs in areas like human resource management, local marketing and operating procedures. Our centralized programs, which are run through our Technology and Best Practices Group, include advanced technology for Internet marketing, call center operations, financial and property analytic dashboards, revenue optimization analytics and expense management tools to enhance operational performance. These centralized programs are positively impacting our business performance, and we believe that they will be a driver of organic growth going forward.

        Our operating objectives include the following:

  •
  aggressively managing our properties to increase operating cash flow and margins through occupancy and rate increases and expense controls;

  •
  incorporating tactical business initiatives and controls through strategic business and budget planning at the PRO and NSA levels;

  •
  maintaining and improving strong internal controls covering cash management, accounting procedures and other financial activities;

  •
  providing good tenant service through on-site managers to maximize tenant retention, fostering a sense of pride in the property and minimizing tenant turnover;

  •
  maintaining and upgrading our properties on a continuous basis through a regular preventative maintenance program and supporting the curb appeal of our properties by making them clean, attractive, secure and professional looking; and

  •
  continuing to focus on our marketing strategy by further developing our tenant research database and increasing brand awareness through targeted direct response marketing and broad-based advertisements.

        Each property is subject to planning and budgeting processes which take into account local market, economic and industry conditions. These budgets are used to measure financial performance and to reward employee performance. We have developed an incentive-based compensation system in which we measure and reward executives, managers and other employees based on specific performance criteria linked to our operating objectives.

Our Properties

        Our PROs have contributed high quality portfolios of self-storage properties that are designed to offer customers convenient, affordable, and secure storage units. Generally, our properties are in highly visible locations clustered in states or markets with strong population and job growth and are specifically designed to accommodate residential and commercial tenants with features such as security systems, electronic gate entry, easy access, climate control, and pest control. Our units typically range from 25 square feet to 300 square feet, and some of our properties also offer outside storage for vehicles, boats, and equipment. We provide 24-hour access to many storage units through computer controlled access systems, as well as alarm and sprinkler systems on many of our individual storage units. Our portfolio upon the completion of this offering and the formation transactions is expected to have more than 100,000 storage units, almost all of which are leased on a month-to-month basis providing us the flexibility to increase rental rates over time as market conditions permit.

        The following map depicts the geographic diversification of our in-place portfolio and pipeline as of September 30, 2014:

        The following table summarizes information about our in-place portfolio by state as of September 30, 2014:

	In-Place Portfolio
Location	Properties	Units	Rentable Square Feet(1)	% Rentable Square Feet	Occupancy(2)	Pro Forma Annualized Effective Rental Revenue per Square Foot(3)
Oregon	50	19,664	2,472,662	18%	92%	$10.86
Texas	46	18,034	2,526,945	18%	83%	$8.89
California	30	17,286	2,109,445	15%	86%	$12.07
North Carolina	27	12,273	1,493,619	11%	86%	$9.43
Oklahoma	26	12,248	1,630,477	12%	87%	$8.37
Georgia	16	5,305	678,351	5%	85%	$7.47
Arizona	13	7,337	833,631	6%	84%	$10.92
Washington	13	4,520	570,862	4%	90%	$9.52
Colorado	8	3,741	453,166	3%	91%	$10.98
Louisiana	5	2,281	318,860	2%	85%	$7.68
Other(4)	14	5,528	711,148	5%	83%	$8.98

Total/Weighted Average(5)	248	108,217	13,799,166	100%	87%	$9.87

(1)
Rentable square feet includes all enclosed self-storage units but excludes over 440,000 square feet in our in-place portfolio of commercial, residential, and covered parking space.

(2)
Represents total occupied rentable square feet divided by total rentable square feet.

(3)
Represents pro forma rental revenue (net of any rent concessions) for the three months ended September 30, 2014 annualized and divided by occupied rentable square feet. For properties not owned by the Company for part or all of the three months ended September 30, 2014, pro forma rental revenue is derived from financial information provided by the PROs or third-party sellers. For additional information on our pro forma rental revenue, see our unaudited pro forma condensed consolidated financial statements and the consolidated and combined financial statements and related notes included elsewhere in this prospectus.

(4)
Other states include Florida, Kentucky, Mississippi, Nevada, New Hampshire and South Carolina.

(5)
Five properties in our in-place portfolio will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        The following table summarizes our pipeline by state as of September 30, 2014:

	Pipeline(1)
Location	Properties	Units	Rentable Square Feet(2)	% Rentable Square Feet
Arizona	33	20,624	2,229,419	30%
California	30	18,529	2,131,830	29%
Texas	24	11,687	1,607,535	22%
Oregon	6	1,808	221,447	3%
Colorado	6	3,978	469,808	6%
Oklahoma	5	1,690	254,085	3%
Nevada	3	1,034	188,630	3%
Other(3)	7	2,928	372,789	5%

Total(4)	114	62,278	7,475,543	100%

(1)
Our pipeline consists of 114 self-storage properties, comprised of one property under contract, 28 properties in which our PROs have a controlling ownership interest which we have a right to acquire (i) in the event that our PRO seeks to transfer such interest or (ii) upon maturity of outstanding indebtedness encumbering such property so long as the occupancy of such property is consistent with average local market levels at such time, 20 properties in which our PROs currently have an ownership interest but do not control, and 65 properties that our PROs manage without an ownership interest. There can be no assurance that we will be able to acquire any of the properties in our pipeline.

(2)
Rentable square feet includes all enclosed self-storage units but excludes over 35,000 square feet in our pipeline of commercial, residential, and covered parking space.

(3)
Other states include Louisiana, North Carolina, Tennessee, Utah and Washington.

(4)
One property in our pipeline, if acquired, would be held as a long-term leasehold interest.

Property Summary

        The following table summarizes our in-place portfolio by MSA as of September 30, 2014:

	In-Place Portfolio(1)
Location	Properties	Units	Rentable Square Feet(2)	% Rentable Square Feet	Occupancy(3)
Oregon
Portland	30	12,142	1,518,962	11%	93%
Bend	7	2,224	315,760	2%	97%
Eugene	6	2,947	313,538	2%	82%
Other	7	2,351	324,402	2%	90%

Oregon Subtotal	50	19,664	2,472,662	18%	92%
Texas
Dallas—Fort Worth	13	4,803	650,258	5%	86%
McAllen	8	5,465	873,087	6%	83%
College Station	6	1,553	180,390	1%	80%
Longview	5	1,815	236,271	2%	86%
Other	14	4,398	586,939	4%	78%

Texas Subtotal	46	18,034	2,526,945	18%	83%

	In-Place Portfolio(1)
Location	Properties	Units	Rentable Square Feet(2)	% Rentable Square Feet	Occupancy(3)
California
Riverside—San Bernardino	16	8,664	1,186,305	9%	83%
Los Angeles	9	5,989	686,162	5%	91%
Other	5	2,633	236,978	2%	92%

California Subtotal	30	17,286	2,109,445	15%	86%
North Carolina
Raleigh—Durham	7	2,369	263,247	2%	91%
Fayetteville	5	3,120	384,241	3%	77%
Other	15	6,784	846,131	6%	89%

North Carolina Subtotal	27	12,273	1,493,619	11%	86%
Oklahoma
Tulsa	13	6,221	817,863	6%	86%
Oklahoma City	13	6,027	812,614	6%	87%

Oklahoma Subtotal	26	12,248	1,630,477	12%	87%
Georgia
Atlanta	8	3,129	404,022	3%	85%
Other	8	2,176	274,329	2%	86%

Georgia Subtotal	16	5,305	678,351	5%	85%
Arizona
Phoenix	9	5,659	601,468	4%	87%
Other	4	1,678	232,163	2%	75%

Arizona Subtotal	13	7,337	833,631	6%	84%
Washington
Vancouver (Portland, OR MSA)	6	1,964	238,523	2%	92%
Other	7	2,556	332,339	2%	89%

Washington Subtotal	13	4,520	570,862	4%	90%
Colorado
Colorado Springs	5	2,262	264,342	2%	91%
Other	3	1,479	188,824	1%	92%

Colorado Subtotal	8	3,741	453,166	3%	91%
Louisiana
Shreveport—Bossier City	5	2,281	318,860	2%	85%

Louisiana Subtotal	5	2,281	318,860	2%	85%
Other(4)
Other	14	5,528	711,148	5%	83%

Other Subtotal	14	5,528	711,148	5%	83%

Total/Weighted Average(5)	248	108,217	13,799,166	100%	87%

(1)
MSAs are based on the boundaries set forth by the 2010 US Census, except that properties located in Cary, North Carolina, which is a separate MSA, are included in the Raleigh/Durham MSA classification in this table. For properties that do not fall within the boundaries of an MSA, we made best efforts to assign them to the MSA in closest proximity.

(2)
Rentable square feet includes all enclosed self-storage units but excludes over 440,000 square feet in our in-place portfolio of commercial, residential, and covered parking space.

(3)
Represents total occupied rentable square feet divided by total rentable square feet as of September 30, 2014.

(4)
Other states include Florida, Kentucky, Mississippi, Nevada, New Hampshire, and South Carolina.

(5)
Five properties in our in-place portfolio will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years.

        The following table summarizes our pipeline by MSA as of September 30, 2014:

	Pipeline by MSA(1)
Location	Properties	Units	Rentable Square Feet(2)	% Rentable Square Feet
Arizona
Phoenix	32	19,877	2,139,094	29%
Other	1	747	90,325	1%

Arizona Subtotal	33	20,624	2,229,419	30%
California
Riverside-San Bernardino	18	9,632	1,231,849	16%
Los Angeles	9	7,736	776,183	10%
Other	3	1,161	123,798	2%

California Subtotal	30	18,529	2,131,830	29%
Texas
Corpus Christi	5	3,002	407,196	5%
Dallas—Fort Worth	5	1,969	307,311	4%
Other	14	6,716	893,028	12%

Texas Subtotal	24	11,687	1,607,535	22%
Oregon
Portland	5	1,576	183,447	2%
Other	1	232	38,000	1%

Oregon Subtotal	6	1,808	221,447	3%
Colorado
Other	6	3,978	469,808	6%

Colorado Subtotal	6	3,978	469,808	6%
Oklahoma
Oklahoma City	5	1,690	254,085	3%

Oklahoma Subtotal	5	1,690	254,085	3%
Nevada
Other	3	1,034	188,630	3%

Nevada Subtotal	3	1,034	188,630	3%
Other(3)
Other	7	2,928	372,789	5%

Other Subtotal	7	2,928	372,789	5%

Total	114	62,278	7,475,543	100%

(1)
Pipeline unit count and square footage figures are based on management's estimates and subject to change in connection with acquisition-related due diligence. There can be no assurance that we will be able to acquire any of the properties in our pipeline.

(2)
Rentable square feet includes all enclosed self-storage units but excludes over 35,000 square feet in our pipeline of commercial, residential, and covered parking space.

(3)
Other states include Louisiana, North Carolina, Tennessee, Utah and Washington.

Acquisition and Market Selection Process

        We employ a disciplined approach to entering new markets and acquiring individual properties or a portfolio of properties within an established market. Our objective is to acquire properties that are capable of providing stable NOI growth and strategically fit within our portfolio. We generally underwrite our acquisitions seeking an unlevered internal rate of return, or IRR, of 8% to 12%. Our PROs have extensive knowledge of local market players and conditions, and they are able to leverage valuable relationships that have been established over several years of operating in a market. Our market knowledge can give us a significant advantage in identifying and pursuing off-market opportunities that may not be otherwise available to local and national players.

        Market Considerations.    Our acquisition process is driven by our PROs at a local level and entails a rigorous review of market conditions, including:

  •
  population density;

  •
  population growth;

  •
  job growth;

  •
  median income;

  •
  property accessibility;

  •
  property visibility;

  •
  supply and demand dynamics on a submarket level;

  •
  economic dynamics and the tax and regulatory environment of the area;

  •
  ability to attain or enhance our market share with an objective of becoming the market share leader in the target market;

  •
  ability to achieve economies of scale with our existing self-storage properties or anticipated acquisitions;

  •
  supply constraints marked by a difficult or expensive development approval process; and

  •
  existing and potential competition from other self-storage properties and operators.

        Asset Considerations.    Together with our PROs, we conduct a full diligence review of every acquisition, taking into account a broad variety of factors related to the asset including:

  •
  institutional quality design and construction, current physical condition, occupancy and tenant quality;

  •
  physical occupancy of the property consistent with average local market levels, or if not, a trend of increasing physical occupancy;

  •
  revenue increase potential through improved marketing and professional management;

  •
  potential to implement tenant insurance-related programs;

  •
  terms and structure of tenant leases and other potential constraints in managing the property;

  •
  below-market rental rates as compared to other self-storage properties in the area;

  •
  potential NOI gains through improved operational efficiency;

  •
  stable NOI margins or the potential to improve NOI margins;

  •
  expansion and renovation opportunities; and

  •
  opportunities to enhance value through and repositioning of the property.

        We are continually actively considering self-storage property acquisition opportunities. Each acquisition opportunity is subject to due diligence, financing and negotiation of the purchase price and other key terms.

        Financing Considerations and Strategy.    We expect to maintain a flexible approach in financing new property acquisitions. In general, we expect to fund our property acquisitions through a combination of borrowings under bank credit facilities (including term loans and revolving facilities), property-level debt and public and private equity and debt issuances. Future property acquisitions may entail the issuance of OP units, subordinated performance units or other equity securities. For a description of our indebtedness upon the completion of the offering, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness Outstanding Upon the Completion of this Offering and the Formation Transactions."

        We expect to employ leverage in our capital structure in amounts determined from time to time by our board of trustees. Although our board of trustees has not adopted a policy which limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, as well as the amount of such indebtedness that will be either fixed-and variable-rate, and in making financial decisions, including, among others, the following:

  •
  the interest rate of the proposed financing;

  •
  the extent to which the financing impacts our flexibility in managing our properties;

  •
  prepayment penalties and restrictions on refinancing;

  •
  the purchase price of properties we acquire with debt financing;

  •
  our long-term objectives with respect to the financing;

  •
  our target investment returns;

  •
  the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

  •
  overall level of consolidated indebtedness;

  •
  timing of debt and lease maturities;

  •
  provisions that require recourse and cross-collateralization;

  •
  corporate credit ratios including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

  •
  the overall ratio of fixed- and variable-rate debt.

        Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is non-recourse, the collateral will be limited to the particular properties to which the indebtedness relates. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on our properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings to refinance existing indebtedness, to refinance investments, including the redevelopment of existing properties, for general working capital or for other purposes when we believe it is advisable.

Dividend Reinvestment Plan

        In the future, we may adopt a dividend reinvestment plan that will permit shareholders who elect to participate in the plan to have their cash dividends reinvested in additional common shares.

Regulatory Considerations

General

        Generally, self-storage properties are subject to various laws, ordinances and regulations, including those relating to lien sale rights and procedures, public accommodations, insurance, and the environment. Changes in any of these laws, ordinances or regulations could increase the potential liability existing or created by tenants or others on our properties. Laws, ordinances, or regulations affecting development, construction, operation, upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of self-storage sites or other impairments to operations, which would adversely affect our cash flows from operating activities.

        Under the ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional U.S. federal, state and local laws also exist that may require modifications to properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, and in substantial capital expenditures. To the extent our properties are not in compliance, we are likely to incur additional costs to comply with the ADA.

        Insurance activities are subject to state insurance laws and regulations as determined by the particular insurance commissioner for each state in accordance with the McCarran-Ferguson Act, as well as subject to the Gramm-Leach-Bliley Act and the privacy regulations promulgated by the Federal Trade Commission pursuant thereto. For a description of our insurance coverage, see "—Insurance."

        Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, or CERCLA, and comparable state laws, we may be required to investigate and remediate regulated hazardous materials at one or more of our properties. CERCLA and comparable state laws typically impose strict joint and several liabilities without regard to whether a company knew of or caused the release of hazardous substances. The liability for the entire cost of clean-up could be imposed upon any responsible party. For further description of environmental matters, see "—Environmental Matters."

        Property management activities are often subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

        Changes in any of the laws governing our conduct could have an adverse impact on our ability to conduct our business or could materially affect our financial position, operating income, expense or cash flow.

REIT Qualification

        In connection with this offering, we intend to elect to qualify as a REIT under the Code, commencing with our taxable year ending on December 31, 2015. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT on an ongoing basis. To qualify, and maintain our qualification, as a REIT, we must meet on a continuing basis, through our organization and actual investment and operating results, various requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we failed to qualify as a REIT. Even if we qualify for taxation as a REIT, we still may be subject to U.S. federal, state and local taxes on our income or property. Distributions paid by us generally will not be eligible for taxation at the preferential U.S. federal income tax rates that currently apply to certain distributions received by individuals from taxable corporations.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company" as defined in the JOBS Act, and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

        Although we have not made a determination whether to take advantage of any or all of these exemptions, we expect to remain an "emerging growth company" for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (2) December 31 of the fiscal year that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months or (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period. In addition, we have irrevocably opted-out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, we will comply with new or revised accounting standards on the same time frames as other public companies that are not "emerging growth companies."

Competition

        We compete with many other entities engaged in real estate investment activities for customers and acquisitions of self-storage properties and other assets, including national, regional, and local owners, operators, and developers of self-storage properties. Actions by our competitors may decrease or prevent increases in our occupancy levels, rental rates, and operating expenses of our properties. See "Risk Factors—Risks Related to Our Business—We face competition for tenants and the acquisition of self-storage properties, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions." We compete based on a number of factors including location, rental rates, security, suitability of the property's design to prospective tenants' needs, and the manner in which the property is operated and marketed. We believe that the primary competition for potential customers comes from other self-storage properties within a three to five mile radius. We have positioned our properties within their respective markets as high-quality operations that emphasize tenant convenience, security, and professionalism.

        We also may compete with numerous other potential buyers when pursuing a possible property for acquisition, which can increase the potential cost of a project. These competing bidders also may possess greater resources than us and therefore be in a better position to acquire a property. In addition, we structure acquisitions so that contributors are required to take, as part of the consideration for their contribution, OP units and subordinated performance units. As a result, potential targets who are seeking to sell their properties for cash might favor our competitors as suitors. However, our use of OP units and subordinated performance units as transactional currency allows us to structure our acquisitions in tax-deferred transactions. As a result, potential targets who are tax-sensitive might favor us as a suitor.

        Our primary national competitors in many of our markets for both tenants and acquisition opportunities are the large public and private self-storage companies, institutional investors, private equity funds, and several regional and local operators in the industry. These entities also seek financing through similar channels to our company. Therefore, we will continue to compete for institutional investors in a market where funds for real estate investment may decrease.

Employees

        As of September 30, 2014, our company had 12 employees, which does not include persons employed by our PROs. As of September 30, 2014, our PROs, collectively, had over 550 full-time and part-time employees involved in management, operations, and reporting with respect to our in-place portfolio.

Insurance

        We believe that our properties are covered by adequate fire, flood, earthquake, wind (as deemed necessary or as required by our lenders) and property insurance as well as commercial liability insurance provided by reputable companies and with commercially reasonable deductibles and limits. Furthermore, we believe our businesses and business assets are likewise adequately insured against casualty loss and third-party liabilities.

Environmental Matters

        Pursuant to U.S. federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate, remove and/or remediate a release of hazardous substances or other regulated materials at or emanating from such property. Further, under certain circumstances, such owners or operators of real property may be held liable for property damage, personal injury and/or natural resource damage resulting from or arising in connection with such releases. Certain of these laws have been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The failure to properly remediate the property may also adversely affect the owner's ability to lease, sell or rent the property or to borrow using the property as collateral.

        In connection with the ownership, operation and management of our current or past properties and any properties that we may acquire and/or manage in the future, we could be legally responsible for environmental liabilities or costs relating to a release of hazardous substances or other regulated materials at or emanating from such property. In order to assess the potential for such liability, we conduct an environmental assessment of each property prior to acquisition and manage our properties in accordance with environmental laws while we own or operate them. We have engaged qualified, reputable and adequately insured environmental consulting firms to perform environmental site assessments of all of our properties and are not aware of any environmental issues that are expected to have materially impact the operations of any property. See "Risk Factors—Risks Related to Our Business—Environmental compliance costs and liabilities associated with operating our properties may affect our results of operations."

Legal Proceedings

        We are not currently subject to any legal proceedings that we consider to be material.

OUR MANAGEMENT

Our Trustees, Trustee Nominees, Executive Officers

        Upon the completion of this offering and the formation transactions, our board of trustees will consist of eight trustees, including a majority of independent trustees for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act. Each of our trustees is elected by our shareholders to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualifies. The first annual meeting of our shareholders after completion of this offering and the formation transactions will be held in 2015. Our declaration of trust and bylaws provide that a majority of the entire board of trustees may at any time increase or decrease the number of trustees. However, the number of trustees may never be less than the minimum number required by the Maryland REIT Law, or MRL, nor more than 15. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of trustees.

        The following table sets forth certain information concerning the entities and individuals who are our executive officers, trustees, trustee nominees and certain other key employees:

Name	Age	Position
National Storage Affiliates Holdings, LLC(1)		trustee
Arlen D. Nordhagen	58	chief executive officer, president, and chairman nominee
Tamara D. Fischer	59	executive vice president, chief financial officer
Steven B. Treadwell	45	senior vice president, operations

(1)
Effective upon the completion of this offering, National Storage Affiliates Holdings, LLC, the sole current trustee, will withdraw as trustee of National Storage Affiliates Trust.

Executive Officer, Trustee, and Trustee Nominee Biographical Information

        The following sets forth the biographical information of the executive officers, trustees and trustee nominees listed above.

        Arlen D. Nordhagen.    Arlen D. Nordhagen is a co-founder of NSA and has served as chief executive officer and president of our company and chairman of the board of managers of our company's sole trustee since inception and has served as president and chief executive officer of our predecessor, SecurCare, since 2000. He co-founded SecurCare in 1988, is a majority owner and currently serves as its chairman and president. Since Mr. Nordhagen became president of SecurCare in 1999, the company rapidly grew to over 150 self-storage properties. In addition to SecurCare, Mr. Nordhagen was a founder of MMM Healthcare, Inc., the largest provider of Medicare Advantage health insurance in Puerto Rico. He has also served as managing member of various private investment funds and held various managerial positions at DuPont, and Synthetech, Inc. Mr. Nordhagen graduated from Harvard University with a masters in business administration and graduated summa cum laude from the University of North Dakota with a bachelor of science in chemical engineering.

        Mr. Nordhagen is our chairman nominee and we believe Mr. Nordhagen will bring to our board of trustees valuable perspective as a founder and the chief executive officer of our company and, prior to the this offering, the chairman of the board of managers of our company's sole trustee. Mr. Nordhagen has over 25 years of experience in the self-storage industry. We believe his experience, leadership skills and extensive knowledge of our company qualify him to serve as one of our trustees.

        Tamara D. Fischer.    Tamara D. Fischer has served as the chief financial officer of NSA since its inception in 2013. Prior to this role, from 2004 to 2008, Ms. Fischer served as the executive vice president and chief financial officer of Vintage Wine Trust, Inc., a real estate investment trust, where she was involved in all aspects of the company's capital markets, investor relations and financial reporting activities. She continued to serve Vintage Wine Trust as a consultant through its dissolution in 2010 and served in various other consulting positions until becoming involved with NSA. From 1993 to 2003, Ms. Fischer served as the executive vice president and chief financial officer of Chateau Communities, Inc., one of the largest real estate investment trusts in the manufactured home community sector. There, she was responsible for overseeing the company's initial public offering, several mergers and acquisitions and was involved in capital markets activity, investor relations and financial reporting and administrative responsibilities. Ms. Fischer remained at Chateau through its sale to Hometown America LLC in 2003. Prior to her experience at Chateau Communities, Inc., Ms. Fischer spent nine years at Coopers & Lybrand (now PricewaterhouseCoopers), initially as an accountant in the real estate practice and later as an audit manager. Ms. Fischer is a certified public accountant (inactive) and graduated from Case Western Reserve University with a bachelor of arts in business administration.

        Steven B. Treadwell.    Steven B. Treadwell is the senior vice president for operations and has been with NSA since 2014. Prior to this role, between 2010 and 2014, Mr. Treadwell co-founded and served as managing partner of Energy Inspection Services, an oilfield services firm, and he also served as a financial and operational consultant to multiple firms in the real estate and energy industries. From 2005 to 2010, Mr. Treadwell served as a divisional chief financial officer and first vice president of finance at ProLogis, a global real estate investment trust in the industrial sector. Prior to his experience in the private sector, Mr. Treadwell served for 12 years in the U.S. Air Force in multiple assignments ranging from weapon system research and development to instructor pilot in the KC-10 Extender and the C-21 Learjet. Mr. Treadwell graduated from Harvard University with a masters in business administration, Massachusetts Institute of Technology with a master of science degree in aeronautical engineering, and the U.S. Air Force Academy with a bachelor of science degree in electrical engineering.

Our PRO Advisory Committee and other Key Employees' Biographical Information

        The following sets forth the biographical information of the members of our PRO advisory committee and the following key employees.

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our shareholders. Notable features of our corporate governance structure include the following:

  •
  our board of trustees is not staggered, with each of our trustees subject to re-election annually;

  •
  of the eight persons who will serve on our board of trustees upon the completion of this offering and the formation transactions, we expect that our board of trustees will determine that five of our trustees are independent for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act;

  •
  to avoid actual and perceived conflicts of interests between us and our PROs, certain decisions of our board of trustees must also be approved by a majority of our independent trustees;

  •
  we anticipate that at least one of our trustees will qualify as an "audit committee financial expert" as defined by the SEC;

  •
  we have opted out of the control share acquisition statute in the MGCL and have exempted from the business combinations statute in the MGCL transactions between us and (1) any other person, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such person),

    (2) Arlen D. Nordhagen and any of his affiliates and associates and (3) any person acting in concert with the foregoing; and

  •
  we do not have a shareholder rights plan.

        Our business is managed by our senior management team, subject to the supervision and oversight of our board of trustees. Our trustees will stay informed about our business by attending meetings of our board of trustees and its committees and through supplemental reports and communications. Our independent trustees will meet regularly in executive sessions without the presence of our officers or non-independent trustees.

Our Board's Role in Risk Oversight

        Our board of trustees will play an active role in overseeing management of our risks. Upon the completion of this offering and the formation transactions, the committees of our board of trustees will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us and our compensation, nominating and corporate governance committee will focus primarily on risks relating to executive compensation plans and arrangements, along with reputational and corporate governance risks relating to our company, including the independence of the members of our board of trustees. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of trustees plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe the leadership structure of our board of trustees supports effective risk management and oversight.

Board Committees

        Our board of trustees will form an audit committee and a compensation, nominating and corporate governance committee and adopt charters for each of these committees. Each of these committees will consist of three trustees and will be composed exclusively of independent trustees, as defined by the listing standards of the NYSE or another national securities exchange. Moreover, the compensation, nominating and corporate governance committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee trustees and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside trustees for purposes of Section 162(m) of the Code.

Audit Committee

        The audit committee will be comprised of            ,             and            , each of whom will be an independent trustee and "financially literate" under the rules of the NYSE or another national securities exchange.            will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the applicable SEC regulations.

        The audit committee assists our board of trustees in overseeing:

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  our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

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  our compliance with legal and regulatory requirements and ethical behavior;

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  the independent auditor's qualifications and independence;

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  the performance of our internal audit function and independent auditor; and

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  the preparation of audit committee reports.

        The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Consultant

        We have retained an independent third-party compensation consulting firm, to provide advice regarding the executive compensation program for our senior management team upon the completion of this offering and the formation transactions. This firm provided analysis and recommendations regarding base salaries, annual bonuses and long-term incentive compensation for our executive management team, and a trustee compensation program for independent members of our board of trustees. This firm has not provided any other services to management or us.

Compensation, Nominating and Corporate Governance Committee

        The compensation, nominating and corporate governance committee will be comprised of            ,             and             , each of whom will be an independent trustee.          will chair our compensation, nominating and corporate governance committee.

        The principal functions of the compensation, nominating and corporate governance committee with respect to compensation will be to:

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  review and approve on an annual basis the corporate goals and objectives relevant to the compensation paid by us to our chief executive officer and the other members of our senior management team, evaluate our chief executive officer's performance and the other members of our senior management team's performance in light of such goals and objectives and, either as a committee or together with our independent trustees (as directed by the board of trustees), determine and approve the remuneration of our chief executive officer and the other members of our senior management team based on such evaluation;

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  oversee any equity-based remuneration plans and programs;

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  assist the board of trustees and the chairman in overseeing the development of executive succession plans;

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  determine from time to time the remuneration for our non-executive trustees; and

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  prepare compensation, nominating and corporate governance committee reports.

        The principal functions of the compensation, nominating and corporate governance committee with respect to its nominating and corporate governance responsibilities will be to:

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  provide counsel to the board of trustees with respect to the organization, function and composition of the board of trustees and its committees;

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  oversee the self-evaluation of the board of trustees as a whole and of the individual trustees and the board's evaluation of management and report thereon to the board;

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  periodically review and, if appropriate, recommend to the board of trustees changes to, our corporate governance policies and procedures;

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  identify and recommend to the board of trustees potential candidates for nomination; and

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  recommend to the board of trustees the appointment of each of our executive officers.

PRO Advisory Committee

        Recognizing the importance of input from all of our PROs, our board of trustees has approved the establishment of a PRO advisory committee. The PRO advisory committee will initially be comprised of our chief financial officer, representatives from each of our four founding PROs, and two other PRO representatives elected by the remainder of the PROs. It will review and recommend to the board of trustees the annual operating and capital budgets and acquisitions above a certain threshold established by the board from time to time. The committee is also responsible for the review of smaller acquisitions and the monitoring of and reporting to management and the board of trustees regarding certain potential acquisitions and PRO performance.

Code of Business Conduct and Ethics

        Upon the completion of this offering and the formation transactions, our board of trustees will establish a code of business conduct and ethics that applies to our trustees, officers and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with applicable governmental laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code.

        Any waiver of the code of business conduct and ethics for our trustees or officers may be made only by our board of trustees or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Trustee Compensation

        We intend to approve and implement a compensation program for our independent trustees that will consist of annual cash retainer fees and long-term equity awards. We intend to provide additional equity compensation to independent trustees who also serve on a committee. We will reimburse each of our independent trustees for his or her travel expenses incurred in connection with his or her attendance at full board of trustee and committee meetings. We have not made any payments to our trustee or trustee nominees to date. Non-independent trustees will not receive compensation for serving on our board of trustees.

Executive Compensation

        Upon the completion of this offering and the formation transactions, Mr. Nordhagen, Ms. Fischer, and Mr. Treadwell will enter into employment agreements with us to be effective upon the completion of this offering and the formation transactions. The following table sets forth the annualized base salary and other compensation that would have been paid in the fiscal year ending December 31, 2014 to these executives, referred to as our "named executive officers," assuming the new employment agreements were in effect for the year ending December 31, 2014.

 Summary Compensation Table

2015 Annualized Compensation
		Share Awards(2)	All Other Compensation ($)(3)	Total ($)
Name and Principal Position	Salary/Bonus($)(1)
Arlen D. Nordhagen chairman nominee of our board of trustees, president, and chief executive officer
Tamara D. Fischer executive vice president, chief financial officer
Steven B. Treadwell senior vice president, operations

(1)
Salary amounts are annualized for the year ended December 31, 2015, based on the expected base salary levels to be effective upon the completion of this offering and the formation transactions. Bonus amounts will be awarded to our executive officers at the discretion of our compensation, nominating and corporate governance committee and will be awarded after the end of 2015 based on its evaluation of a combination of the executive officer's individual and corporate performance.

(2)
Reflects grants of          under our 2013 Equity Incentive Plan prior to the completion of this offering. The            will vest in equal annual installments over            years beginning on the            anniversary following the completion of this offering and the formation transactions.

(3)
The executive officers may receive certain perquisites or other personal benefits.

Compensation Policies and Practices and Risk Management

        We consider in establishing and reviewing our compensation philosophy and programs whether such programs align the interests of our trustees and officers with our interests and those of our shareholders and whether such programs encourage unnecessary or excessive risk taking. Base salaries are fixed in amount and, consequently, we do not see them as encouraging risk taking. Employees are also eligible to receive a portion of their total compensation in the form of annual cash bonus awards. While the annual cash bonus awards focus on achievement of annual goals and could encourage the taking of short-term risks at the expense of long-term results, our annual cash bonus awards represent only a portion of eligible employees' total compensation and are tied to both corporate performance measures and the executive officer's individual performance and are at the discretion of our compensation, nominating and corporate governance committee. We believe that the annual cash bonus awards appropriately align the interests of our trustees and officers with our interests and those of our shareholders and balance risk with the desire to focus eligible employees on specific goals important to our success and do not encourage unnecessary or excessive risk taking.

        We also provide our named executive officers and other members of senior management long-term equity awards to help further align their interests with our interests and those of our shareholders. See "—2015 Equity Incentive Plan" for additional discussion. We believe that these awards do not encourage unnecessary or excessive risk taking, since the awards are generally provided at the beginning of an employee's tenure or at various intervals to award achievements or provide additional incentive to build long-term value and are generally subject to vesting schedules to help ensure that executives and members of senior management have significant value tied to our long-term corporate success and performance.

        We believe our compensation philosophy and programs encourage employees to strive to achieve both short- and long-term goals that are important to our success and building shareholder value, without promoting unnecessary or excessive risk taking. We intend to review our compensation policies and practices periodically to determine whether such policies and practices are appropriate in light of our risk management objectives.

Employment Agreements

        The employment agreements we will enter into with our named executive officers upon the completion of this offering and the formation transactions will provide for Mr. Nordhagen to serve as the chairman of our board of trustees, and as our president and chief executive officer, Ms. Fischer to serve as our executive vice president and chief financial officer, and Mr. Treadwell to serve as our senior vice president for operations.

        The employment agreements with Mr. Nordhagen, Ms. Fischer, and Mr. Treadwell, will have a term of three years. Each employment agreement will provide for automatic one -year extensions thereafter, unless either party provides at least 90 days' notice of non-renewal. These employment agreements will require Mr. Nordhagen, Ms. Fischer, and          to devote substantially all of their time to our affairs.

        The employment agreements will provide for:

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  an annual base salary of $            for Mr. Nordhagen, $            for Ms. Fischer, and $            for                    , subject to increases at the of our board of trustees or the compensation, nominating and corporate governance committee;

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  eligibility for annual cash performance bonuses based on the satisfaction of performance goals established by our board of trustees or the compensation, nominating and corporate governance committee, which will be awarded at the discretion of the compensation, nominating and corporate governance committee;

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  participation in our 2015 Equity Incentive Plan, as well as other incentive, savings and retirement plans applicable generally to our senior executives; and

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  medical and other group welfare plan coverage and fringe benefits provided to our senior executives.

        In addition, following the completion of this offering, Mr. Nordhagen, Ms. Fischer, and Mr. Treadwell will be eligible for regular, annual grants of restricted shares, share options or other awards pursuant to our 2015 Equity Incentive Plan.

        The employment agreements will provide that, if an executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), or as a result of our notice of non-renewal of the applicable employment term, the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

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  accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;

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  an amount equal to the sum of the executive's then-current annual base salary plus the greater of his annual average bonus over the prior two years (or such fewer years with respect to which the executive received an annual bonus) and the executive's target annual bonus for the year of termination, multiplied by three for Mr. Nordhagen, by two for Ms. Fischer, and by                    for Mr. Treadwell, respectively;

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  health benefits for the executive and his eligible family members for two years following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer; and

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  100% of the unvested shares or share-based awards held by the executive will become fully vested and/or exercisable.

        Each employment agreement will also provide that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability. Specifically, each executive or, in the event of the executive's death, his beneficiaries will receive:

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  accrued but unpaid base salary, bonus and other benefits earned and accrued but unpaid prior to the date of termination;

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  upon death or disability, prorated annual bonus for the year in which the termination occurs;

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  health benefits for the executive and/or his eligible family members for two years following the executive's termination of employment at the same level as in effect immediately preceding executive's death or disability; and

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  for the initial awards granted or outstanding upon the completion of this offering and the formation transactions, 100% of the unvested share awards held by the executive will become fully vested and/or exercisable. For all outstanding unvested share awards held by the executive other than the initial restricted share award, a prorated portion (based on the number of days until death or disability, as applicable, over 365) of any share that would have vested for the year of the executive's death or disability, as applicable, will become vested and/or exercisable and any remaining portion of such awards will be forfeited.

        The employment agreements for Mr. Nordhagen, Ms. Fischer, and Mr. Treadwell will provide for a definition of "good reason" following a change-in-control (as defined in the applicable employment agreement), and provide for 100% of the unvested shares (or share-based awards) held by the executive to become fully vested and/or exercisable if the executive's employment is terminated by our company without cause or if the executive quits for "good reason" following the effective date of a change in control.

        The employment agreement will provide that if all, or any portion, of the payments provided under the employment agreements, either alone or together with other payments or benefits that the executive receives or is entitled to receive from us or an affiliate, would constitute a "parachute payment" within the meaning of Section 280G of the Code, then these payments may be reduced so that no portion of such compensation shall be subject to excise tax under the Code.

        The employment agreements will also contain standard confidentiality provisions, which will apply indefinitely, and both non-competition and non-solicitation provisions, which will apply during the term of the employment agreements and for a period of six months following termination of employment.

401(k) Plan

        We have a tax-qualified 401(k) Retirement Savings Plan, or the 401(k) Plan. All eligible employees will be able to participate in our 401(k) plan, including our executive officers. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under our 401(k) plan, employees will be eligible to defer a portion of their salary, and we expect to match a portion of each eligible employee's contributions. We do not intend to provide an option for our employees to invest in our common shares through our 401(k) plan.

2015 Equity Incentive Plan

        Prior to completion of this offering and the formation transactions, we will adopt an equity incentive plan, or our 2015 Equity Incentive Plan, which will replace our existing equity incentive plan, as described below, to provide equity based incentive compensation to members of our senior management team, our independent trustees, advisers, consultants and other personnel. Unless terminated earlier or renewed, our 2015 Equity Incentive Plan will terminate ten years after its adoption, but will continue to govern unexpired awards. Our 2015 Equity Incentive Plan allows for grants of share options, restricted common shares, phantom shares, dividend equivalent rights, LTIP units and other restricted limited partnership units issued by our operating partnership and other equity-based awards.

        Our 2015 Equity Incentive Plan will be administered by the compensation, nominating and corporate governance committee appointed for such purposes. The compensation, nominating and corporate governance committee, as appointed by our board of trustees, has the full authority to (1) authorize the granting of awards to eligible persons, (2) determine the eligibility of trustees, members of our senior management team, advisors, consultants and other personnel to receive an equity award, (3) determine the number of common shares to be covered by each award (subject to the individual participant limitations provided in our 2015 Equity Incentive Plan), (4) determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of our 2015 Equity Incentive Plan), (5) prescribe the form of instruments evidencing such awards, (6) make recommendations to our board of trustees with respect to equity awards that are subject to board approval and (7) take any other actions and make all other determinations that it deems necessary or appropriate in connection with our 2015 Equity Incentive Plan or the administration or interpretation thereof. In connection with this authority, the compensation, nominating and corporate governance committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse. From and after the consummation of this offering, the compensation, nominating and corporate governance committee will consist solely of independent trustees, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee trustee and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside trustee for purposes of Section 162(m) of the Code, or, if no committee exists, the board of trustees.

Prior Incentive Plan

        Our operating partnership adopted our 2013 Long-Term Incentive Plan, or the Prior Incentive Plan, which will be terminated upon the completion of this offering and be replaced by our 2015 Equity Incentive Plan. However, the awards under the Prior Incentive Plan will remain outstanding.

        The Prior Incentive Plan's purpose was to align the interests of officers, PROs, certain key employees and consultants, and others, with the interests of our operating partnership. The Prior Incentive Plan provided for grants of OP units and LTIP units in our operating partnership. Not more than a maximum of 2.5 million OP units and LTIP units were permitted to be granted under that plan.

        As of September 30, 2014, our operating partnership granted an aggregate of 2.4 million LTIP units under the Prior Incentive Plan to members of our operating partnership's board of managers and certain employees. LTIP units under the Prior Incentive Plan are a special class of partnership interest in our operating partnership that allow the holder to participate in the ordinary and liquidating distributions received by holders of the OP units (subject to the achievement of specified levels of profitability by our operating partnership or the achievement of certain goals or events). Some of the LTIP units that were granted vested immediately. Others vest along a schedule at certain times prior to

December 31, 2017, upon the achievement of certain performance goals, or upon the completion of this offering.

        Initially, LTIP units issued under the Prior Incentive Plan do not have full parity with OP units, and do not receive quarterly distributions. Under the terms of the LTIP units, our operating partnership must revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units issued under the Prior Incentive Plan with other holders of OP units, the LTIP units, whether or not vested, achieve full parity with OP units of our operating partnership for all purposes, including with respect to liquidating distributions, and are entitled to receive quarterly distributions. If such parity is reached, upon vesting, vested LTIP units may be converted into an equal number of OP units, and thereafter enjoy all the rights of OP units, including redemption rights.

        The Prior Incentive Plan is currently administered by our operating partnership. Following completion of this offering, our compensation, nominating and corporate governance committee will continue the administration of the awards made under the Prior Incentive Plan.

Available Shares

        Our 2015 Equity Incentive Plan provides for grants of share options, restricted common shares, phantom shares, dividend equivalent rights, LTIP units and other restricted limited partnership units issued by our operating partnership and other equity-based awards up to an aggregate of 5% of the common shares issued and outstanding from time to time on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP units and subordinated performance units, into common shares). If an award granted under our 2015 Equity Incentive Plan expires, is forfeited or terminates, the common shares subject to any portion of the award that expires, is forfeited or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our board of trustees, no new award may be granted under our 2015 Equity Incentive Plan after the tenth anniversary of the earlier of (1) the date that such plan was approved by our board of trustees and (2) the date that such plan was approved by the holders of our common shares.

        To the extent the compensation, nominating and corporate governance committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code.

Awards Under the Plan

        Share Options.    The terms of specific share options, including whether share options shall constitute "incentive share options" for purposes of Section 422(b) of the Code, shall be determined by the compensation, nominating and corporate governance committee. The exercise price of a share option shall be determined by the committee and reflected in the applicable award agreement. The exercise price with respect to share options may not be lower than 100% (110% in the case of an incentive share option granted to a 10% shareholder, if permitted under our 2015 Equity Incentive Plan) of the fair market value of our common shares on the date of grant. Each share option will be exercisable after the period or periods specified in the award agreement, which will generally not exceed 10 years from the date of grant (or five years in the case of an incentive share option granted to a 10% shareholder, if permitted under our 2015 Equity Incentive Plan). Incentive share options may only be granted to our employees and employees of our subsidiaries. Share options will be exercisable at such times and subject to such terms as determined by the compensation, nominating and corporate governance committee. We may also grant share appreciation rights, which are share options that permit the recipient to exercise the share option without payment of the exercise price and to receive common shares (or cash or a combination of the foregoing) with a fair market value equal to the excess of the fair market value of the common shares with respect to which the share option is being exercised over the exercise price of the share option with respect to those shares. The exercise price with respect to share appreciation rights may not be lower than 100% of the fair market value of our common shares on the date of grant.

        Restricted Common Shares.    A restricted share award is an award of common shares that are subject to restrictions on transferability and such other restrictions the compensation, nominating and corporate governance committee may impose at the date of grant. Grants of restricted common shares will be subject to vesting schedules and other restrictions as determined by the compensation, nominating and corporate governance committee. The restrictions may lapse separately or in combination at such times, under such circumstances, including, without limitation, a specified period of employment or the satisfaction of pre-established criteria, in such installments or otherwise, as the compensation, nominating and corporate governance committee may determine. Generally, a participant granted restricted common shares has all of the rights of a shareholder, including, without limitation, the right to vote and the right to receive dividends on the restricted common shares. Although dividends will be paid on restricted common shares, whether or not vested, at the same rate and on the same date as on our common shares (unless otherwise provided in an award agreement), holders of restricted common shares are prohibited from selling such shares until they vest.

        Phantom Shares.    A phantom share represents a right to receive the fair market value of a common share, or, if provided by the compensation, nominating and corporate governance committee, the right to receive the fair market value of a common share in excess of a base value established by the compensation, nominating and corporate governance committee at the time of grant. Phantom shares may generally be settled in cash or by transfer of common shares (as may be elected by the participant or the compensation, nominating and corporate governance committee or as may be provided by the compensation, nominating and corporate governance committee at grant). The compensation, nominating and corporate governance committee may, in its discretion and under certain circumstances (taking into account, without limitation, Section 409A of the Code), permit a participant to receive as settlement of the phantom shares installment payments over a period not to exceed 10 years.

        Dividend Equivalents.    A dividend equivalent is a right to receive (or have credited) the equivalent value (in cash or common shares) of dividends paid on common shares otherwise subject to an award. The compensation, nominating and corporate governance committee may provide that amounts payable with respect to dividend equivalents shall be converted into cash or additional common shares. The compensation, nominating and corporate governance committee will establish all other limitations and conditions of awards of dividend equivalents as it deems appropriate.

        Long-Term Incentive Plan Units.    LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one common share under the 2015 Equity Incentive Plan, reducing the availability for other equity awards on a one-for-one basis. The vesting period for LTIP units, if any, will be determined at the time of issuance. Initially, LTIP units will not have full parity with OP units with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of OP unit holders. Upon equalization of the capital accounts of the holders of LTIP units with other holders of OP units, the LTIP units will achieve full parity with OP units of our operating partnership for all purposes, including with respect to liquidating distributions. Upon reaching parity, holders of LTIP units will be entitled to receive distributions from our operating partnership equal to those made on our common shares whether or not such LTIP units are vested. If such parity is reached, vested LTIP units may be converted into an equal number of OP units, and thereafter enjoy all the rights of OP units. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that will be realized for a given number of vested LTIP units will be less than the value of an equal number of common shares.

        Other Share-Based Awards.    Our 2015 Equity Incentive Plan authorizes the granting of other awards based upon our common shares (including the grant of securities convertible into common shares), subject to terms and conditions established at the time of grant.

        We intend to file with the SEC a Registration Statement on Form S-8 covering our common shares issuable under our 2015 Equity Incentive Plan.

Change in Control

        Under our 2015 Equity Incentive Plan, a change in control is defined as the occurrence of any of the following events: (1) the acquisition of more than 50% of our then outstanding common shares or the combined voting power of our outstanding securities by any person; (2) the sale or disposition of all or substantially all of our assets, other than certain sales and dispositions to entities owned by our shareholders; (3) a merger, consolidation, conversion, or statutory share exchange where our shareholders immediately prior to such event hold less than 50% of the voting power of the surviving or resulting entity; (4) during any consecutive 24 calendar month period, the members of our board of trustees at the beginning of such period, the "incumbent trustees," cease for any reason (other than due to death) to constitute at least a majority of the members of our board (for these purposes, any trustee whose election or nomination for election was approved or ratified by a vote of at least a majority of the incumbent trustees shall be deemed to be an incumbent trustee); or (5) shareholder approval of a plan or proposal for our liquidation or dissolution.

        Upon a change in control, awards may be subject to accelerated automatic or conditional accelerated vesting depending on the terms of the grant agreement establishing the award. In addition, the compensation, nominating and corporate governance committee may make such adjustments as it, in its discretion, determines are necessary or appropriate in light of the change in control, but only if the compensation, nominating and corporate governance committee determines that the adjustments do not have an adverse economic impact on the participants (as determined at the time of the adjustments).

Amendments and Termination

        Our board of trustees may amend, suspend, alter or discontinue our 2015 Equity Incentive Plan but cannot take any action that would impair the rights of an award recipient with respect to an award previously granted without such award recipient's consent unless such amendments are required in order to comply with applicable laws. Our board of trustees may not amend our 2015 Equity Incentive Plan without shareholder approval in any case in which amendment in the absence of such approval would cause our 2015 Equity Incentive Plan to fail to comply with any applicable legal requirement or applicable exchange or similar requirement, such as an amendment that would:

  •
  other than through adjustment as provided in our 2015 Equity Incentive Plan, increase the total number of common shares reserved for issuance under our 2015 Equity Incentive Plan;

  •
  materially expand the class of trustees, officers, employees, consultants and advisors eligible to participate in our 2015 Equity Incentive Plan;

  •
  reprice any share options under our 2015 Equity Incentive Plan; or

  •
  otherwise require such approval.

Limitation of Liability and Indemnification

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the real estate investment trust and its shareholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our declaration of trust contains such a provision and eliminates the liability of our trustees and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of our trustees and officers, the indemnification of our trustees and officers and the relevant provisions of Maryland law, see "Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws—Indemnification and Limitation of Trustee's and Officers' Liability."

        We intend to obtain a policy of insurance under which our trustees and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such trustees and officers by reason of any acts or omissions covered under such policy in their respective capacities as trustees or officers, including certain liabilities under the Securities Act of 1933, as amended, or the Securities Act. Additionally, we intend to enter into indemnification agreements with each of our trustees, executive officers and certain other parties upon the completion of this offering and the formation transactions.

Rule 10b5-1 Sales Plans

        Our trustees and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the trustee or officer when entering into the plan, without further direction from them. The trustee or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our trustees and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy.

Compensation, Nominating and Corporate Governance Committee Interlocks and Insider Participation

        No member of the compensation, nominating and corporate governance committee is a current or former officer or employee of ours or any of our subsidiaries. None of our executive officers serves as a member of the board of trustees or compensation, nominating and corporate governance committee of any company that has one or more of its executive officers serving as a member of our board of trustees or compensation, nominating and corporate governance committee.

THE FORMATION AND STRUCTURE OF OUR COMPANY

Overview

        Upon the completion of this offering and the formation transactions, our in-place portfolio will consist of 248 self-storage properties (201 acquired from our PROs and 47 acquired from other third party sellers) located in 16 states, comprising approximately 13.8 million rentable square feet. Of these properties, five will be held as long-term leasehold interests with an average remaining lease term, including extension options, ranging from 19 to 61 years. In addition, we have a pipeline of 114 properties comprising approximately 7.5 million rentable square feet.

Acquisition of In-Place Portfolio

        For our in-place portfolio, pursuant to separate contribution agreements described under "—Contribution Agreements," we have issued or expect to issue prior to or concurrently with the completion of this offering an aggregate of       million units of limited partner interest in our operating partnership or in DownREIT partnerships in which our operating partnership owns a significant investment, consisting of       million OP units in our operating partnership,     million OP units in our DownREIT partnerships,     million subordinated performance units in our operating partnership, and     million subordinated performance units in our DownREIT partnerships. The properties included in our in-place portfolio by our PROs were contributed pursuant to a policy adopted by our board of trustees that standardizes the methodology that we use for valuing self-storage properties that are contributed to us by our PROs. See "—Valuation Methodology for Contributed Portfolios." In connection with these transactions, we assumed or will assume an aggregate of approximately $        million of mortgage indebtedness. In addition, we have acquired an aggregate of 47 properties, which were sourced by our PROs, pursuant to purchase and sale agreements with certain third-party owners for a combination of cash and OP units totalling approximately $       million. In connection with these acquisitions, we have assumed or will assume an aggregate of approximately $        million of mortgage indebtedness. As of September 30, 2014, our operating partnership had also granted an additional                 LTIP units to a third-party consultant and                LTIP units to our PROs under the Prior Incentive Plan. See "Our Management—Prior Incentive Plan."

Property Contributions

        Property contributions to the in-place portfolio were contributed by or sourced from the following PROs:

  •
  127 self-storage properties from SecurCare, including 11 relating to Move It;

  •
  63 self-storage properties from Northwest;

  •
  28 self-storage properties from Optivest;

  •
  27 self-storage properties from Guardian; and

  •
  3 self-storage properties from Storage Solutions.

  SecurCare and Move It Contributions

        We have acquired or will acquire prior to or concurrently with this offering 127 self-storage properties from SecurCare, including 11 properties for which SecurCare has entered into a sub-management agreement and joint venture with Move It. We refer to these properties as the Move It-managed properties. Unlike the other PROs, Move It does not hold OP units or subordinated performance units directly. If the value of the Move It-managed properties exceeds certain thresholds, Move It will be offered the right to acquire OP units and/or subordinated performance units from SecurCare relating to these properties.

        The SecurCare properties were or will be contributed for an aggregate of      million OP units (including        LTIP units) and      million subordinated performance units, the assumption of an aggregate of $        million in outstanding mortgage indebtedness and $          in cash. The historical net tangible book value of these properties immediately prior to their dates of contribution was approximately $           million.

  Northwest Contributions

        We have acquired or will acquire prior to or concurrently with this offering 63 self-storage properties from Northwest.

        These properties were or will be contributed for an aggregate of        million OP units (including        LTIP units) and      million subordinated performance units, the assumption of an aggregate of $     million in outstanding mortgage indebtedness and $          in cash. The historical net tangible book value of these properties immediately prior to their dates of contribution is estimated to be approximately $          .

  Optivest Contributions

        We have acquired or will acquire prior to or concurrently with this offering 28 self-storage properties from Optivest.

        These properties were or will be contributed for an aggregate of      million OP units (including        LTIP units) and      million subordinated performance units and $          in cash. We do not expect to assume any indebtedness in connection with these property contributions. The historical net tangible book value of these properties immediately prior to their dates of contribution is estimated to be approximately $          .

  Guardian Contributions

        We have acquired or will acquire prior to or concurrently with this offering 27 self-storage properties from Guardian.

        These properties were or will be contributed for an aggregate of      million OP units (including        LTIP units) and      million subordinated performance units, which includes the units issued in conjunction with the acquisition of certain of these properties in DownREIT partnerships, the assumption of an aggregate of $     million in outstanding mortgage indebtedness and $          in cash. The historical net tangible book value of these properties immediately prior to their dates of contribution is estimated to be approximately $          .

  Storage Solutions Contributions

        We have acquired or will acquire prior to or concurrently with this offering three self-storage properties from Storage Solutions.

        These properties were or will be contributed for an aggregate of      million OP units (including        LTIP units) and      million subordinated performance units and $          in cash. We do not expect to assume any indebtedness in connection with these property contributions. The historical net tangible book value of these properties immediately prior to their dates of contribution is estimated to be approximately $          .

        Historical net tangible book value of the properties described above, which is based on the purchase price originally paid by the relevant PRO to acquire or develop the contributed properties as adjusted for depreciation and capital expenditures, is estimated to be approximately $             million in the aggregate immediately prior to their dates of contribution.

Properties Not Contributed

        Although our PROs have collectively contributed the vast majority of their self-storage properties to us as part of the formation transactions and may contribute or sell additional properties to us in the future, we may not acquire certain self-storage properties owned by our PROs because they do not meet our underwriting criteria. The following represent the number of self-storage properties owned by each of our PROs, as of September 30, 2014, that we do not expect to acquire:

  •
  16 self-storage properties owned by SecurCare, including 10 relating to Move It;

  •
  8 self-storage properties owned by Northwest;

  •
  7 self-storage properties owned by Optivest; and

  •
  3 self-storage properties owned by Guardian.

DownREIT Partnerships

        Included as part of the OP units and subordinated performance units issued or to be issued in connection with the self-storage contributions are units of limited partner interest in our DownREIT partnerships. In general, we use DownREIT partnerships where we and the applicable PRO determine that it would be advantageous for us to acquire self-storage properties through DownREIT partnerships. For example, in certain circumstances, such partnerships allow us to keep existing mortgages in place and address potential tax issues arising out of contribution transactions. Upon the completion of this offering and the formation transactions, OP units and subordinated performance units will be issued by 16 DownREIT partnerships that each hold one self-storage property. Accordingly, upon the completion of this offering and the formation transactions, approximately 6% of the properties in our in-place portfolio will be held through DownREIT partnerships.

        The agreements of limited partnership for the DownREIT partnerships are modeled after the operating partnership agreement of our operating partnership and the units of limited partner interest in these DownREIT partnerships are intended to be economically equivalent to the OP units and subordinated performance units issued by our operating partnership and are redeemable in cash or exchangeable for such units, at our operating partnership's discretion, after an agreed upon period of time and certain other conditions. At our option and pursuant to a notice of redemption, units in our DownREIT partnerships that correspond to OP units may be redeemed in cash or, in our operating partnership's discretion, exchanged for OP units in our operating partnership after a lock-out period. The lock-out period that applies to our current DownREIT partnerships ends five years after the date of the contributor's initial contribution. Once such units have been redeemed or exchanged in this manner, the contributor may exchange its units in our DownREIT partnerships that correspond to subordinated performance units for an equal number of newly established subordinated performance units in our operating partnership.

Consulting Services

        In connection with the formation transactions, we engaged Knightsbridge Realty Capital, Inc., or Knightsbridge, to support our efforts in identifying, screening, and educating our existing and prospective PROs. Pursuant to this engagement and in connection with our completed PRO contributions, we paid Knightsbridge through September 30, 2014 approximately $3.7 million in cash and issued Knightsbridge approximately 220,000 LTIP units in our operating partnership.

Valuation Methodology for Contributed Portfolios

        Our board of trustees has adopted a policy which attempts to standardize the methodology we use for valuing self-storage properties that are contributed to us. This methodology is built around a proprietary standardized property quality and property market criteria. At the time of contribution, a capitalization rate is selected for each property by an independent consultant based on property quality and market criteria which are summarized in the table below:

Market Criteria

•

MSA size

•

Historical 10-year population growth

•

Forecasted 10-year population growth

•

Home price index volatility

•

Gross state product growth rate

•

Current self-storage rentable square feet per household

•

Barriers to entry

Property Quality Criteria
• Physical condition • Age • Security features • Relative competitive ranking versus peers • Traffic and visibility • Accessibility

        The value of the property is determined by applying this selected capitalization rate to the trailing 12-month "Stable Cash Flow" of the property, which is defined as NOI less property expenses, supervisory and administrative fees, and an amount for capital reserves determined by an independent consultant in a property condition audit. The capitalization rate is determined by matching a property quality rating and a market desirability rating on a matrix table.

        The standardized valuation methodology adopted by our board of trustees also helps us determine the relative percentage of OP units and subordinated performance units that are issued in connection with property contributions. In general, the number of OP units that are issued in each contribution are capped at a level intended to provide a minimum level of return to our operating partnership from the contributed properties. The remaining equity issued in each contribution is required to be subordinated performance units.

        Our board of trustees will periodically review the valuation methodology relating to contributed properties and will, with the approval of a majority of our independent trustees, adjust the methodology to take into account changing market and competitive conditions. Any such change will be prospective only and will not impact the contribution value in any already completed transaction or with respect to any properties that we may then have under contract.

Facilities Portfolio and Asset Management Agreements

        Each self-storage property that was contributed to our operating partnership or one of its subsidiaries by a PRO will continue to be managed by the PRO that contributed the property. Each PRO has entered into a facilities portfolio management agreement with us with respect to its contributed portfolio together with asset management agreements for each property. We believe this consistency in post-contribution portfolio and property management, together with our technology and best practices programs, will allow us to fully leverage each PRO's local market knowledge and expertise and mitigate transitional disruptions to operations. These agreements also contain a number of important terms, including those described below.

        Exclusivity and Non-Competition.    Our company plans to primarily rely on our PROs to source acquisitions of self-storage properties from third-party sellers that operate in the same regional and local markets as our PROs. However, under some circumstances, we may learn about an acquisition opportunity from a source other than a PRO within an exclusive or non-exclusive MSA granted to such PRO. In such circumstances, pursuant to the facilities portfolio management agreements, our operating partnership has agreed not to acquire additional self-storage properties without first offering such PRO the opportunity to co-invest in, and manage, the property in its assigned MSA. In shared MSAs, where more than one PRO is assigned, the operating partnership is permitted to choose the PRO that will get the co-investment and management opportunity. This permits us to reward a PRO that sources an acquisition for us. In the event that a PRO determines not to accept a co-investment and management opportunity, our operating partnership must offer the same opportunity to a different PRO assigned to the shared MSA. If all PROs in an MSA decline the opportunity, we are free to enter into alternative co-investment and management arrangements.

  •
  SecurCare is assigned 18 exclusive MSAs within Colorado, Georgia, Louisiana, North Carolina, Oklahoma, South Carolina, and Texas, five shared MSAs within California and Texas, and one non-exclusive MSA within Georgia.

  •
  Northwest is assigned five exclusive MSAs within Oregon and one non-exclusive MSA in Washington.

  •
  Optivest is assigned two exclusive MSAs within Arizona and New Hampshire and seven shared MSAs within Arizona, California, Nevada, and Texas.

  •
  Guardian is assigned one exclusive MSA within California and three shared MSAs within Arizona and California.

  •
  Move It is assigned four exclusive MSAs within Texas, five shared MSAs within Texas, and one non-exclusive MSA with Tennessee.

  •
  Storage Solutions is assigned two shared MSAs within Arizona and Nevada.

        Each PRO is prohibited from entering into new agreements or arrangements for self-storage properties that they do not currently own or manage without our operating partnership's prior written consent. In addition to the reimbursements of expenses and fees paid under the asset management agreements, we also pay our PROs an insignificant underwriting and due diligence fee in connection with the sourcing of third-party acquisitions. We do not intend to pay our PROs any other fees. Our operating partnership has the right to terminate a PRO's exclusivity right if the operator violates its non-competition obligations or fails to meet certain performance levels with respect to the properties it manages.

        Management and Retirement.    Pursuant to the asset management agreements, the PROs receive reimbursements for certain expenses and a market rate supervisory and administrative fee for their services, which in total will be not less than 5% nor more than 6% of gross revenue generated by each property that they manage for us. We do not intend to pay our PROs any other fees.

        Each facilities portfolio management agreement contains provisions, which we refer to as the "Key Person Standards," which relate to each PRO's key persons (as defined in each facilities portfolio management agreement). Our operating partnership, in its sole discretion, may consent to changes in the key persons designated with respect to each PRO from time to time. Pursuant to the facilities portfolio management agreements, each PRO's key persons are required to remain active in and devote a sufficient portion of each such person's business time to the business and affairs of the PRO with respect to such PRO's contributed portfolio, which is consistent with past practice. In addition, other than as a result of death or legal incapacity, at least 50% of the subordinated performance units issued in respect of each PRO's contributed portfolio are required to be beneficially owned by such PRO's key persons and such key persons are required to collectively own at least 50% of the beneficial interest in and control the management company relating to the contributed portfolio.

        In addition, upon the occurrence of certain events, which are referred to as "retirement events" in the facilities portfolio management agreements, the management of the properties in such PRO's contributed portfolio will be transferred to us (or our designee) in exchange for OP units with a value equal to four times the average of the normalized annual EBITDA from the management contracts related to such PRO's contributed portfolio over the immediately preceding 24-month period. A retirement event for a PRO shall be deemed to occur:

  •
  upon at least 180 days' notice given to us by the PRO after a minimum of two years from the later of the completion of this offering or the initial contribution to us by the PRO of any of its properties; or

  •
  if, at any time during the term of the facilities portfolio management agreement, key persons owning more than 50% of the PRO's property management company die or otherwise become legally incapacitated.

Each retiring PRO will also be permitted to convert subordinated performance units for OP units on the terms described herein under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

        Performance.    Under our facilities portfolio management agreements, we annually assess the financial and operating performance of each property. In the event that the financial performance for a particular property fails to meet certain pre-determined formulaic performance thresholds with respect to any calendar year, we may elect to place the applicable PRO on probation until the specific property is able to regain compliance with this performance threshold, during which time, the PRO will be required to take remedial actions specified by us to improve the performance of the property. In addition, we may elect to terminate these agreements and transfer property management responsibilities over the properties managed by a PRO to us (or our designee), if the PRO's contributed portfolio fails to meet this performance threshold for more than two consecutive calendar years or if the operating cash flow generated by the properties of a PRO for any calendar year falls below a level that will enable us to fund minimum levels of distributions, debt service payments attributable to the property, and fund the property's actual and allocable operating expenses. We may also elect to terminate these agreements and transfer property management responsibilities over the properties managed by a PRO to us (or our designee), if, subject to specified cure provisions, a PRO breaches its non-competition covenants or Key Person Standards. Upon any such termination we will be permitted to require that the subordinated performance units issued in respect of such PRO's contributed portfolio be converted into OP units on the terms described herein under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

        Controlled Properties Purchase Option Upon PRO Determination to Transfer.    With respect to each property that a PRO controls that has not been previously contributed to us, such PRO has agreed that it will not transfer (or permit the transfer of, to the extent possible) any interest in such self-storage property without first offering or causing to be offered (if permissible) such interest to us in accordance with the terms and conditions of the facilities portfolio management agreements. In addition, upon maturity of the outstanding indebtedness, so long as occupancy is consistent with average local market levels, such PRO has agreed to offer or cause to be offered (if permissible) such interest to us in accordance with the facilities portfolio management agreements. There are currently 28 properties in our pipeline in which our PROs have a controlling ownership interest.

        Non-Controlled Properties Notice and Facilitation.    With respect to properties in which our PROs have an ownership interest but do not control, and properties that our PROs manage in which they do not have an ownership interest (i.e., non-controlled properties), each PRO has agreed that, pursuant to the facilities portfolio management agreements, such PRO will notify our operating partnership of any impending transfer and use commercially reasonable good faith efforts to facilitate an offer by our operating partnership to purchase such property, subject to the terms of the agreements. There are currently 20 are properties in which our PROs currently have an ownership interest but do not control, and 65 are properties that our PROs manage without an ownership interest.

Contribution Agreements

        Our PROs (together with their affiliates) contributed self-storage properties to our operating partnership or one of its subsidiaries pursuant to contribution agreements in exchange for a combination of OP units and subordinated performance units in our operating partnership (or OP units and subordinated performance units in one of our DownREIT partnerships, respectively, which are intended to be economically equivalent). In each contribution agreement, we and our PROs provided standard representations and warranties, covenants, and indemnification. Indemnification provided by us and our PROs to each other covers, among other things, losses on account of the breach of representations and warranties for a period of 12 months after the closing of each contribution, except for certain fundamental representations and warranties provided by our PROs to us which survive indefinitely. In addition, indemnification provided by us and our PROs to each other covers all covenants for an indefinite period of time.

Registration Rights Agreement

        We have granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions. The registration rights agreement requires that as soon as practicable after the date on which we first become eligible to register the resale of securities of our company pursuant to Form S-3 under the Securities Act, but in no event later than 60 calendar days thereafter, we file a shelf registration statement registering the offer and resale of the common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions on a delayed or continuous basis. See "Shares Eligible for Future Sale—Registration Rights Agreement."

Restriction on Sale of Properties

        The partnership unit designation applicable to each series of subordinated performance units provides that until March 31, 2023, our operating partnership shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property which is a part of the applicable self-storage property portfolio relating to such series of subordinated performance units without the consent of the partners (including us) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding series of subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly-owned subsidiaries of our operating partnership.

PRINCIPAL SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our common shares, after giving effect to the formation transactions but immediately prior to the completion of this offering and, following the completion of this offering and the formation transactions, with respect to:

  •
  each person who is the beneficial owner of more than five percent of our outstanding common shares;

  •
  each of our trustees, trustee nominees and named executive officers; and

  •
  all of our trustees, trustee nominees and executive officers as a group.

        Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment powers. Except as indicated in the footnotes to the table below, the business address for each of the persons named below is 5200 DTC Parkway, Suite 200, Greenwood Village, Colorado 80111.

Common Shares and OP Units Beneficially Owned(1)
	Immediately Prior to this Offering but after giving effect to the Formation Transactions		Upon the Completion of this Offering and the Formation Transactions
Name of Beneficial Owner	Number of Common Shares and OP Units Beneficially Owned(2)(3)	Percentage of Common Shares(3)	Number of Common Shares and OP Units Beneficially Owned(2)(3)	Percentage of Common Shares(3)(4)
Trustees, Trustee Nominees and Named Executive Officers:
Arlen D. Nordhagen(5)
Tamara D. Fischer
Steven B. Treadwell

All Trustees, Trustee Nominees and Executive Officers as a Group ( persons)

Beneficial Owners of more than 5% of outstanding common shares:

*
Denotes less than 1%.

(1)
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any common shares or OP units if that person has or shares voting power or investment power with respect to those common shares or OP units, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of common shares or OP units and "investment power" is the power to dispose or direct the disposition of common shares or OP units.

(2)
The number of common shares and OP units beneficially owned upon the completion of this offering excludes            LTIP units outstanding. The number of common shares and OP units beneficially owned upon the completion of this offering and the formation transactions includes our restricted common shares which we intend to grant to our independent trustees, officers and employees upon the completion of this offering and the formation transactions under our 2015 Equity Incentive Plan.

(3)
For purposes of determining the percentage of common shares beneficially owned, the table assumes that for each beneficial owner, each OP unit is exchanged for one common share. Through the exercise of redemption rights, OP units may be redeemed by the holder for cash or, at our option, exchanged for common shares on a one-for-one basis beginning 12 months after the completion of this offering. The table above excludes                        subordinated performance units. Subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO that holds such subordinated performance units. For a description of the terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." Further, the table assumes, in determining the percentage of common shares beneficially owned, that none of the OP units held by other beneficial owners have been redeemed for common shares.

(4)
For purposes of determining the percentage of common shares beneficially owned upon the completion of this offering and the formation transactions, the table excludes up to            common shares that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares.

(5)
Excludes            subordinated performance units. Subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO that holds such subordinated performance units.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Material Benefits to Related Parties

        Upon the completion of this offering and the formation transactions, our executive officers, trustees and trustee nominees will have received material financial and other benefits, as described below.

Arlen D. Nordhagen

        In the case of Arlen D. Nordhagen, our chief executive officer, president, and chairman nominee:

  •
  the issuance to him or to entities controlled by him of limited partner interests having a value (based on the mid-point of the initial public offering price range shown on the cover page of this prospectus) of $            ; Mr. Nordhagen's pro rata portion of the aggregate historical net tangible book value of the properties underlying the interests contributed by him and such entities with respect to such limited partner interests was approximately $            as of their respective dates of contribution;

  •
  the receipt of aggregate distributions of $            payable with respect to such OP units from the date of their issuance through September 30, 2014;

  •
  the receipt of aggregate distributions of $            payable with respect to such subordinated performance units from the date of their issuance through September 30, 2014;

  •
  the issuance to him of an aggregate of                    LTIP units as described herein under "Our Management—Prior Incentive Plan"; and

  •
  the benefits of the employment, indemnification, contribution, and registration rights agreements with him as well as the facilities portfolio and asset management agreements with SecurCare (of which he remains the principal owner) described below.

Tamara D. Fischer

        In the case of Tamara D. Fischer, our executive vice president and chief financial officer:

  •
  the issuance to her of                OP units at an aggregate cash issuance price of $            ;

  •
  the receipt of aggregate distributions of $            payable with respect to such OP units from the date of their issuance through September 30, 2014;

  •
  the issuance to her of an aggregate of                    LTIP units as described herein under "Our Management—Prior Incentive Plan"; and

  •
  the benefits of the employment, indemnification and registration rights agreements with her as described below.

Steven B. Treadwell

        In the case of Steven B. Treadwell, our senior vice president for operations, the benefits of the employment and indemnification agreements with him as described below.

Employment Agreements

        We intend to enter into an employment agreement with Mr. Nordhagen, Ms. Fischer,                , and Mr. Treadwell that will be effective upon the completion of this offering and the formation transactions. These employment agreements will provide for base salary, bonus and other benefits. See "Our Management—Employment Agreements."

Indemnification Agreements for Officers and Trustees

        We intend to enter into indemnification agreements with members of our board of trustees and our executive officers that will be effective upon the completion of this offering and the formation transactions. These indemnification agreements will provide indemnification to these persons by us to the maximum extent permitted by Maryland law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances. See "Our Management—Limitation of Liability and Indemnification."

Contribution Agreements

        Mr. Nordhagen, Mr.         , and Mr.             , have either directly or through affiliates entered into contributions agreements with us to contribute self-storage properties to our operating partnership or one of its subsidiaries in exchange for a combination of OP units and subordinated performance units in our operating partnership (or OP units or subordinated performance units in one of our DownREIT partnerships, respectively, which are intended to be economically equivalent). See "The Formation and Structure of our Company—Contribution Agreements."

Registration Rights Agreement

        We intend to provide registration rights to holders of our common shares (including common shares issuable upon redemption of OP units) that will be issued in connection with our formation transactions. See "Shares Eligible for Future Sale—Registration Rights Agreement."

Facilities Portfolio and Asset Management Agreements

        Each self-storage property that was contributed to our operating partnership or one of its subsidiaries by a PRO will continue to be managed by the PRO that contributed the property. Each PRO has entered into a facilities portfolio management agreement with our company with respect to its contributed portfolio together with asset management agreements for each property. Each of our non-independent trustees is party to a facilities portfolio management agreement and various asset management agreements. The asset management agreements include payments of supervisory and administrative fees and expense reimbursements to SecurCare, Northwest, and Optivest. Upon certain retirement events, the management of the properties in such PRO's contributed portfolio will be transferred to us (or our designee) in exchange for OP units with a value equal to four times the average of the normalized annual EBITDA from the management contracts related to such PRO's contributed portfolio over the immediately preceding 24-month period. For a description of the terms of the facilities portfolio and asset management agreements, see "The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements."

Tenant Insurance-Related Arrangements

        Through each of our PROs, we have various arrangements with regulated insurance companies to enable us to assist our tenants in obtaining insurance or tenant protection plans in association with storage rentals. These insurance companies typically pay us access fees and commissions to help them procure business at our properties, and these fees are recognized as revenue at our properties. Each PRO maintains its own program, and in some cases our PROs have an ownership interest in the insurance company which provides the coverage to our tenants at the properties that they manage. As such, the PROs may benefit from our success in improving tenant insurance penetration through both improved property performance and improved performance of the respective insurance companies in which they may have an ownership stake.

Internet Marketing

        FindLocalStorage.com is an industry marketing consortium that provides an online self-storage search solution for customers and valuable leads for our properties. Our PROs determine how they will utilize the services of FindLocalStorage.com as well as other third-party marketing platforms in order to optimize revenues and profitability at our properties. We benefit from FindLocalStorage.com because we can acquire leads at a greatly reduced cost relative to marketing fees charged by other third-party lead aggregators serving the self-storage industry. Each property pays all marketing fees to FindLocalStorage.com. PROs do not pay any fees associated with FindLocalStorage.com. SecurCare, Northwest, and Optivest each own a small share of FindLocalStorage.com and may benefit from fees garnered through its lead-generating activities for our properties as well as for numerous other storage operators. In addition, David Cramer, a principal of SecurCare, is a member of the board at FindLocalStorage.com.

Call Center Operations

        We have a centralized call center, which provides services to the majority of our properties. This call center was established by SecurCare and sold to our company on                        , 2015 in exchange for 50,000 OP units. It has been managed by SecurCare and, under a management agreement with us, will continue to be managed by SecurCare for the benefit of our properties as well as some properties that we do not yet own. One year after the completion of this offering, we have the right to terminate this agreement and assume management of the call center. The call center is not managed as a profit center for us; rather, each property that utilizes the call center is allocated a portion of the call center's expenses (or, in the case of some properties that we do not yet own, pays us a monthly fee), such that the aggregate of these fees closely matches the actual costs incurred by us to operate the call center. PROs do not pay any fees to us in respect of the call center. Our properties benefit from the various leasing, customer service, and collection activities of the call center, and the various PROs determine which properties receive these types of support services from the call center.

Conflicts of Interest

        Following completion of this offering and the formation transactions, there will be conflicts of interest with respect to certain transactions between the holders of OP units and our shareholders. In particular, the consummation of certain business combinations, the sale of certain of our assets or a reduction of indebtedness could have adverse tax consequences to holders of OP units, which would make those transactions, which may be desirable to our shareholders, less desirable to our holders of OP units. Although we are not required to take into account any PRO's individual tax position in considering a transaction, we are not prohibited from doing so. Certain members of our senior management team, trustees and trustee nominees received OP units as part of the formation transactions.

        In addition, the partnership unit designation applicable to each series of subordinated performance units issued in the formation transactions provides that until March 31, 2023, our operating partnership shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property which is a part of the applicable self-storage property portfolio relating to such series of subordinated performance units without the consent of the partners (including us) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding series of subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly-owned subsidiaries of our operating partnership. Certain members of our senior management team, trustees and trustee nominees received subordinated performance units as part of the formation transactions.

        To avoid actual and perceived conflicts of interests between us and our PROs, our operating partnership agreement and applicable partnership unit designations require that certain decisions of our board of trustees, such as any decision by us to increase or decrease allocations of capital contributions or to adjust the valuation methodology related to contributed properties, must also be approved by a majority of our independent trustees. In addition, in our facilities portfolio management agreements, with respect to properties we may seek to acquire, we and our PROs have agreed to certain procedures regarding exclusivity, non-competition, an option to purchase controlled properties, and a right to notice and facilitation for managed and minority interest properties. These provisions will govern situations where our PROs either have a direct or indirect pecuniary interest or may otherwise wish to engage in similar business activities to our own for their own account. See "The Formation and Structure of our Company—Facilities Portfolio and Asset Management Agreements." In our code of business conduct and ethics, we also have a conflicts of interest policy that prohibits our directors, officers and employees who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us unless approved by a majority of our independent trustees. Other than as set forth in these governing instruments and policies, there are no further restrictions or procedures related to the ability of our trustees, officers, shareholders and affiliates to (i) retain a direct or indirect pecuniary interest in assets which we are proposing to acquire or dispose of and (ii) engage for their own account in business activities similar to ours.

        We did not conduct arm's-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, certain members of our senior management team and other contributors had the ability to influence the type and level of benefits that they received from us.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

        The following is a summary of the material terms of our shares of beneficial interest. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the MRL, our amended and restated declaration of trust, which we refer to as our declaration of trust, and our amended and restated bylaws, which we refer to as our bylaws. Copies of our declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

General

        Our declaration of trust provides that we may issue up to 250,000,000 common shares of beneficial interest, $0.01 par value per share, and up to 50,000,000 preferred shares of beneficial interest, $0.01 par value per share. Our declaration of trust authorizes our board of trustees to amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class or series that we are authorized to issue with the approval of a majority of our entire board of trustees and without common shareholder approval. As of                     , 2014, we had                    common shares issued and outstanding held by                    shareholders of record and no preferred shares issued and outstanding. Under Maryland law, our shareholders are not generally liable for our debts or obligations.

Common Shares

        All of the common shares offered in this offering will, upon issuance, be duly authorized, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our shares and to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares, holders of our common shares are entitled to receive distributions out of assets legally available therefor if, as and when authorized by our board of trustees and declared by us, and the holders of our common shares are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.

        Subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares and except as may otherwise be specified in the terms of any class or series of shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and the holders of such common shares will possess the exclusive voting power. A plurality of the votes cast in the election of trustees is sufficient to elect a trustee and there is no cumulative voting in the election of trustees, which means that, subject to the rights of holders of any class or series of our shares to elect one or more trustees, the holders of a majority of our outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining common shares will not be able to elect any trustees.

        Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on ownership and transfer of shares contained in our declaration of trust and the terms of any other class or series of common shares, all of our common shares will have equal dividend, liquidation and other rights.

        Under the MRL, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust, merge or consolidate with or convert into another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the declaration of trust. Our declaration of trust provides that these actions may be approved by a majority of all of the votes entitled to be cast on the matter, except that amendments to the provisions of our declaration of trust related to the removal of trustees and the restrictions on ownership and transfer of our shares, and the vote required to amend such provisions, must be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the amendment. Maryland law also permits a Maryland real estate investment trust to transfer all or substantially all of its assets without the approval of the shareholders of the real estate investment trust to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the real estate investment trust.

Power to Reclassify Our Unissued Shares of Beneficial Interest

        Our declaration of trust authorizes our board of trustees to classify and reclassify any unissued common or preferred shares of beneficial interest into other classes or series of shares of beneficial interest. Prior to the issuance of shares of each class or series, our board of trustees is required by Maryland law and by our declaration of trust to set, subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of shares of beneficial interest and the terms of any other class or series of our shares then outstanding, the terms, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series. Therefore, our board could authorize the issuance of a series of common shares or preferred shares that have priority over our common shares as to voting rights, dividends or upon liquidation or with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders. No preferred shares are presently outstanding, and we have no present plans to issue any preferred shares.

Power to Increase or Decrease Authorized Shares of Beneficial Interest and Issue Additional Common Shares and Preferred Shares of Beneficial Interest

        We believe that the power of our board of trustees to amend our declaration of trust to increase or decrease the number of authorized shares of beneficial interest, to authorize us to issue additional authorized but unissued common shares or preferred shares of beneficial interest and to classify or reclassify unissued common shares or preferred shares of beneficial interest and thereafter to issue such classified or reclassified shares of beneficial interest will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional common shares, will be available for issuance without further action by our common shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Code, our common shares must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See "U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT."

        Our declaration of trust contains restrictions on the ownership and transfer of our shares that will become effective upon the completion of this offering. The relevant sections of our declaration of trust provide that, subject to the exceptions described below, no person, including a "group," as defined in Section 13(d)(3) of the Exchange Act, may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series, the outstanding shares of any class or series of our preferred shares or our outstanding common shares from and after the completion of this offering. We refer to these limits collectively as the "ownership limit." An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of our shares described below is referred to as a "prohibited owner" if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial or constructive owner or, if appropriate, a record owner of our shares in violation of the ownership limit or other restriction.

        The constructive ownership rules under the Code are complex and may cause shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding common shares or any class or series of our preferred shares, or 9.8% by value or number of shares, whichever is more restrictive, of our aggregate outstanding shares of all classes and series (or the acquisition of an interest in an entity that owns, actually or constructively, our shares by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

        Our board of trustees may, in its sole discretion, subject to such conditions and the receipt of such representations and undertakings as it may determine, prospectively or retroactively, waive all or any component of the ownership limit and establish a different limit on ownership, or excepted holder limit, for a particular shareholder if the shareholder's ownership in excess of the ownership limit would not result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our board of trustees may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of trustees in order to determine or ensure our qualification as a REIT.

        In connection with the creation of an excepted holder limit or at any other time, our board of trustees may from time to time increase or decrease the ownership limit or any component thereof unless, after giving effect to such increase, we would be "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or we would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our board of trustees may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common shares, preferred shares of any class or series, or shares of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such individual's or entity's percentage ownership of our common shares, preferred shares of any class or series, or shares of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of our common shares or shares of any other class or series, as applicable, in excess of such percentage ownership of our common shares, preferred shares or shares of all classes and series will be in violation of the ownership limit.

        Our declaration of trust will further prohibit:

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  any person from beneficially or constructively owning, applying certain attribution rules of the Code, our shares such that it would result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or would otherwise cause us to fail to qualify as a REIT; and

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  any person from transferring our shares if such transfer would result in our shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our shares, or who would have owned our shares transferred to a charitable trust as described below, must immediately give us written notice of the event or, in the case of an attempted or proposed transaction, must give at least 15 days' prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our shares will apply from and after the completion of this offering and will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our shares as described above is no longer required in order for us to qualify as a REIT.

        If any transfer of our shares would result in our shares being beneficially owned by fewer than 100 persons, such transfer will be void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of our shares or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of trustees or in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a charitable trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the proposed transfer or other event that results in a transfer to the charitable trust. Any dividend or other distribution paid to the prohibited owner prior to our discovery that the shares had been automatically transferred to a charitable trust as described above must be repaid to the charitable trustee upon demand for distribution to the beneficiary by the charitable trust. If the transfer to the charitable trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our declaration of trust provides that the transfer of the shares will be null and void and the prohibited owner will acquire no rights in the shares.

        Shares transferred to the charitable trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that caused the transfer to the charitable trust (or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at the market price, the market price (as defined in our declaration of trust) on the day of the event causing the shares to be transferred to the charitable trust) and (ii) the market price on the date we, or our designee, accept the offer. We may reduce the price, however, by the amount of any dividends or distributions paid to the prohibited owner and owed by the prohibited owner to the charitable trustee and pay the amount of such reduction to the charitable trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the charitable trustee has sold our shares held in the charitable trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in our shares sold terminates, the charitable trustee must distribute the net proceeds of the sale to the prohibited owner and pay any dividends or other distributions held by the charitable trustee with respect to such shares to the charitable beneficiary.

        If we do not buy the shares, the charitable trustee must, within 20 days of receiving notice from us of the transfer of shares to the charitable trust, sell the shares to a person or entity designated by the charitable trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our shares. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the charitable trust will terminate and the charitable trustee must distribute to the prohibited owner an amount equal to the lesser of (i) the price paid by the prohibited owner for the shares or, if the event that resulted in the transfer to the charitable trust did not involve a purchase of such shares at the market price, the market price of the shares on the day of the event causing the shares to be transferred to the charitable trust and (ii) the net sale price received by the charitable trustee from the sale or other disposition of the shares. The charitable trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the charitable trust and that are then owed to the charitable trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the charitable trust, together with any other amounts held by the charitable trustee for the beneficiary of the charitable trust. In addition, if, prior to discovery by us that shares have been transferred to a charitable trust, such shares are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the charitable trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the charitable trustee upon demand. The prohibited owner has no rights in the shares held by the charitable trustee.

        The charitable trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the charitable trust, the charitable trustee will receive, in trust for the beneficiary of the charitable trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the charitable trust.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the charitable trust, the charitable trustee will have the authority, at the charitable trustee's sole discretion:

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  to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the charitable trust; and

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  to recast the vote in accordance with the desires of the charitable trustee, acting for the benefit of the beneficiary of the charitable trust.

        However, if we have already taken irreversible trust action, then the charitable trustee may not rescind and recast the vote.

        In addition, if our board of trustees determines that a proposed transfer or other event would violate the restrictions on ownership and transfer of our shares set forth in our declaration of trust, our board of trustees may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

        Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our shares, within 30 days after the end of each taxable year, must give us written notice, stating the shareholder's name and address, the number of shares of each class and series of our shares that the shareholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the shareholder's beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each shareholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        Any certificates representing our shares will bear a legend referring to the restrictions described above.

        These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common shares or otherwise be in the best interest of the shareholders.

NYSE Listing

        We intend to apply to list our common shares on the NYSE under the symbol "NSA."

Transfer Agent and Registrar

        We expect the transfer agent and registrar for our common shares to be                .

CERTAIN PROVISIONS OF MARYLAND LAW
AND OF OUR DECLARATION OF TRUST AND BYLAWS

        The following summary of certain provisions of Maryland law and of our declaration of trust and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and our declaration of trust and bylaws. Copies of our declaration of trust and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Our Board of Trustees

        Our declaration of trust and bylaws provide that the number of trustees we have may be established only by our board of trustees but may not be fewer than the minimum number required under the MRL, which is one, and our bylaws provide that the number of our trustees may not be more than 15. Because our board of trustees has the exclusive power to amend our bylaws, it could modify the bylaws to change that range. Subject to the terms of any class or series of preferred shares, vacancies on our board of trustees may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and, if our board of trustees is classified, any trustee elected to fill a vacancy will hold office for the remainder of the full term of the trusteeship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

        Except as may be provided with respect to any class or series of our shares, at each annual meeting of our shareholders, each of our trustees will be elected by our common shareholders to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of trustees is sufficient to elect a trustee, and holders of common shares will have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, and subject to the rights of holders of any other class or series of shares to elect one or more trustees, the holders of a majority of the common shares entitled to vote will be able to elect all of our trustees at any annual meeting.

Removal of Trustees

        Our declaration of trust provides that, subject to the rights of holders of any class or series of preferred shares, a trustee may be removed with or without cause, by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees.

Business Combinations

        Under certain provisions of the MGCL applicable to a Maryland real estate investment trust, certain "business combinations," including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland real estate investment trust and an "interested shareholder" or, generally, any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the real estate investment trust's outstanding voting shares or an affiliate or associate of the real estate investment trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of the real estate investment trust, or an affiliate of such an interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be recommended by the board of trustees of the real estate investment trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the real estate investment trust and (b) two-thirds of the votes entitled to be cast by holders of voting shares of the real estate investment trust other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested shareholder, unless, among other conditions, the real estate investment trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares. Under the MGCL, a person is not an "interested shareholder" if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. A real estate investment trust's board of trustees may provide that its approval is subject to compliance with any terms and conditions determined by it.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the real estate investment trust's board of trustees prior to the time that the interested shareholder becomes an interested shareholder. Pursuant to the statute, our board of trustees has by resolution exempted business combinations between us and (1) any other person, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such person), (2) Arlen D. Nordhagen and any of his affiliates and associates and (3) any person acting in concert with the foregoing, from these provisions of the MGCL. As a result, any person may be able to enter into business combinations with us that may not be in the best interests of our shareholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or repealed in whole or in part at any time by our board of trustees. If this resolution is repealed, or our board of trustees does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

        Certain provisions of the MGCL applicable to Maryland real estate investment trusts provide that a holder of "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" has no voting rights with respect to such shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding any of the following persons entitled to exercise or direct the exercise of the voting power of such shares in the election of trustees: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the real estate investment trust or (3) an employee of the real estate investment trust who is also a trustee of the real estate investment trust. "Control shares" are voting shares which, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares acquired directly from the real estate investment trust or shares that the acquirer is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an acquiring person statement (as described in the MGCL)), may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the real estate investment trust may itself present the question at any shareholders' meeting.

        If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the real estate investment trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless the declaration of trust or bylaws provide otherwise. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the real estate investment trust is a party to the transaction or (b) acquisitions approved or exempted by the declaration of trust or bylaws of the real estate investment trust.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There is no assurance that such provision will not be amended or eliminated at any time in the future by our board of trustees.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of five provisions which provide for:

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  a classified board;

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  a two-thirds vote requirement for removing a trustee;

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  a requirement that the number of trustees be fixed only by vote of the trustees;

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  a requirement that a vacancy on the board be filled only by the remaining trustees in office and (if the board is classified) for the remainder of the full term of the class of trustees in which the vacancy occurred; and

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  a majority requirement for the calling of a special meeting of shareholders.

        Our declaration of trust provides that, at such time as we are eligible to make a Subtitle 8 election, we elect to be subject to the provision of Subtitle 8 that requires that vacancies on our board may be filled only by the remaining trustees and (if our board is classified in the future) for the remainder of the full term of the trusteeship in which the vacancy occurred. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of the holders of at least two-thirds of all of the votes entitled to be cast generally in the election of trustees for the removal of any trustee from the board, with or without cause, (2) vest in the board the exclusive power to fix the number of trustees, (3) require that a vacancy on the board be filled only by a majority of the remaining trustees even if less than a quorum and (4) require, unless called by our chairman of the board, our chief executive officer, our president or our board of trustees, the written request of shareholders entitled to cast a majority of the votes entitled to be cast at such meeting to call a special meeting of shareholders.

Meetings of Shareholders

        Pursuant to our bylaws, a meeting of our shareholders for the purpose of the election of trustees and the transaction of any business will be held annually on a date and at the time and place set by or under the direction of our board of trustees. In addition, our chairman, chief executive officer, president or board of trustees may call a special meeting of our shareholders. Subject to the provisions of our bylaws, a special meeting of our shareholders will also be called by our secretary upon the written request of the shareholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting accompanied by the information required by our bylaws. Our secretary will inform the requesting shareholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. Only the matters set forth in the notice of any special meeting may be considered and acted upon at such meeting.

Exclusive Forum for Certain Litigation

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any trustee or officer or other employee to us or to our shareholders, (c) any action asserting a claim against us or any trustee or officer or other employee arising pursuant to any provision of the MRL or our declaration of trust or bylaws, or (d) any action asserting a claim against us or any trustee or officer or other employee that is governed by the internal affairs doctrine.

Extraordinary Transactions

        Under the MRL, a Maryland real estate investment trust generally cannot merge with or convert into another entity unless advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust's declaration of trust. Our declaration of trust provides that these mergers and conversions may be approved by a majority of all of the votes entitled to be cast on the matter. Our declaration of trust also provides that we may sell or transfer all or substantially all of our assets if advised by our board of trustees and approved by the affirmative vote of shareholders entitled to cast a majority of all the votes entitled to be cast on the matter. However, many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to sell all or substantially all of their assets or merge with another entity without the approval of our shareholders.

Amendment to Our Declaration of Trust and Bylaws

        Under the MRL, a Maryland real estate investment trust generally cannot amend its declaration of trust unless advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a different percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust's declaration of trust.

        Except for amendments to the provisions of our declaration of trust related to the removal of trustees and the restrictions on ownership and transfer of our shares and the vote required to amend the provision regarding amendments to such provisions (each of which require the affirmative vote of shareholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter), and certain amendments described in our declaration of trust that require only approval by our board of trustees, our declaration of trust may be amended only if advised by our board of trustees and approved by the affirmative vote of shareholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

        Our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Termination of our Company

        Our declaration of trust provides for us to have a perpetual existence. Our termination must be approved by a majority of our entire board of trustees and the affirmative vote of not less than a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Trustee Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of trustees and the proposal of business to be considered by shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees or (3) by a shareholder of record both at the time of the giving of the notice required by our bylaws and at the time of the meeting who is entitled to vote at the meeting in the election of each such nominee or on such other business and who has complied with the advance notice provisions set forth in our bylaws. Our bylaws currently require the shareholder generally to provide notice to the secretary containing the information and other materials required by our bylaws not less than 120 days nor more than 150 days prior to the first anniversary of the date of our proxy statement for the solicitation of proxies for election of trustees at the preceding year's annual meeting (or, in connection with our first annual meeting after the closing of this offering or in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, not less than 120 days nor more than 150 days prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made).

        With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees at a special meeting may be made only (1) by or at the direction of our board of trustees or (2) provided that the meeting has been called in accordance with our bylaws for the purpose of electing trustees, by a shareholder of record both at the time of the giving of the notice required by our bylaws and at the time of the meeting who is entitled to vote at the meeting in the election of each such nominee and who has complied with the advance notice provisions set forth in our bylaws. Such shareholder may nominate one or more individuals, as the case may be, for election as a trustee if the shareholder's notice containing the information and other materials required by our bylaws is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Mountain Time, on the later of (1) the 90th day prior to such special meeting or (2) the tenth day following the day on which public announcement is first made of the date of the special meeting and the nominees of our board of trustees to be elected at the meeting. The shareholder's notice must include the same information required to be included in a notice delivered in connection with an annual meeting as described in the preceding paragraph.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws

        If the applicable exemption in our bylaws is repealed and the applicable resolution of our board of trustees is repealed, the control share acquisition provisions and the business combination provisions of the MGCL, respectively, as well as the provisions in our declaration of trust and bylaws on removal of trustees and filling trustee vacancies, the provisions in our declaration of trust regarding the restrictions on ownership and transfer of our shares, together with the advance notice and shareholder-requested special meeting provisions of our bylaws, alone or in combination, could serve to delay, deter or prevent a transaction or a change in our control that might involve a premium price for holders of our common shares or otherwise be in their best interests.

Indemnification and Limitation of Trustees' and Officers' Liability

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the real estate investment trust and its shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our declaration of trust contains a provision that eliminates the liability of our trustees and officers to the maximum extent permitted by Maryland law.

        Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees and officers to the same extent as permitted for directors and officers of Maryland corporations. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or on behalf of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

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  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our declaration of trust authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of such individual's ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any individual who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service as:

  •
  a present or former trustee or officer; or

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  while a trustee or officer of our company and at our request, a trustee, director, officer, partner, manager, or member of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or any other enterprise from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities. Our declaration of trust and bylaws also permit us to indemnify and advance expenses to any employee or agent of our company or a predecessor of our company.

        We expect to enter into indemnification agreements with each of our trustees and officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

        Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interest to attempt to, or continue to, qualify as a REIT. Our declaration of trust also provides that our board of trustees may determine that compliance with any restriction or limitation on ownership and transfer of our shares contained in our declaration of trust is no longer required for us to qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

        After giving effect to this offering and the other transactions described in this prospectus, including the formation transactions, we will have            common shares outstanding (or            common shares outstanding if the underwriters' option to purchase additional shares is exercised in full) and                      OP units outstanding, which are exchangeable on a one-for-one basis into common shares after an agreed period of time and certain other conditions. The total common shares and OP units outstanding does not include the subordinated performance units in our operating partnership that we issued as part of our formation transactions, which are convertible into OP units in our operating partnership as specified in our operating partnership agreement and each applicable partnership unit designation. For a description of terms related to the conversion of subordinated performance units into OP units, including the application of the conversion penalty, see "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." It also does not include subordinated performance units in our DownREIT partnerships, which are convertible into subordinated performance units in our operating partnership on a one-for-one basis and are then convertible into OP units in our operating partnership as specified in our operating partnership agreement and each applicable partnership unit designation. Our common shares are newly issued securities for which there is no established trading market. No assurance can be given as to (1) the likelihood that an active market for our common shares will develop, (2) the liquidity of any such market, (3) the ability of the shareholders to sell the shares or (4) the prices that shareholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that such sales could occur, may affect adversely prevailing market prices of the common shares. See "Risk Factors—Risks Related to Our Common Shares."

        For a description of certain restrictions on ownership and transfer of common shares, see "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer."

Equity Incentive Plans

2015 Equity Incentive Plan

        The 2015 Equity Incentive Plan provides for grants of share options, restricted shares, phantom shares, dividend equivalent rights, restricted share units, LTIP units and other equity awards in our subsidiaries and other equity-based awards up to an aggregate of 5% of our common shares issued and outstanding from time to time on a fully diluted basis (and assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP units, into common shares). If an option or other award granted under the 2015 Equity Incentive Plan expires or terminates, the shares subject to any portion of the award that forfeits, expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by our board of trustees or any designated committee, no new award may be granted under the 2015 Equity Incentive Plan after the tenth anniversary of the date that such plan was initially approved by our board of trustees. No award may be granted under the 2015 Equity Incentive Plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common shares, the outstanding shares of any preferred class or series or our aggregate outstanding shares of all classes and series or violate any of the other restrictions on ownership and transfer of our shares set forth in our declaration of trust. At the time of this offering, a total of            common shares are reserved and available for issuance under the 2015 Equity Incentive Plan. There are currently no equity awards issued under our 2015 Equity Incentive Plan. For further description, see "Our Management—2015 Equity Incentive Plan."

Prior Incentive Plan

        The Prior Incentive Plan provided for grants of OP units and LTIP units in our operating partnership. Not more than a maximum of 2.5 million OP units and LTIP units were permitted to be granted under that plan. The Prior Incentive Plan is currently administered by our operating partnership. Following the completion of this offering, our compensation, nominating and corporate governance committee will continue to administer the awards made under the Prior Incentive Plan, which will be terminated upon the completion of this offering and will be replaced by our 2015 Equity Incentive Plan. As of September 30, 2014, our operating partnership granted an aggregate of 2.1 million LTIP units under the Prior Incentive Plan to members of our operating partnership's board of managers and certain employees. Some of the LTIP units that were granted vested immediately. Others vest along a schedule at certain times prior to December 31, 2016, upon the achievement of certain performance goals, or upon the completion of this offering. For further description, see "Our Management—Prior Incentive Plan."

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Redemption/Exchange Rights

        Upon the completion of this offering and the formation transactions, our operating partnership will have issued an aggregate of                         units of partnership interest (comprised of                OP units,                subordinated performance units, and                LTIP units). Beginning on or after the date which is 12 months after the completion of this offering, such OP units (including any vested parity LTIP units) become redeemable for a cash amount equal to the value of a corresponding number of common shares, or, at our option, exchangeable, on a one-for-one basis, for such common shares, subject to the restrictions on ownership and transfer of our shares contained in our declaration of trust and described under the section entitled "Description of Shares of Beneficial Interest—Restrictions on Ownership and Transfer." Also see "Limited Partnership Agreement of our Operating Partnership." Our issued subordinated performance units are convertible into OP units as specified in our operating partnership agreement and each applicable partnership unit designation. See "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units." In addition, OP units in our DownREIT partnerships that correspond to OP units in our operating partnership may be redeemed in cash or, in our operating partnership's discretion, exchanged for OP units in our operating partnership after a lock-out period. The lock-out period that applies to our current DownREIT partnerships ends five years after the date of the contributor's initial contribution. Once such units have been redeemed or exchanged in this manner, the contributor may exchange its subordinated performance units in our DownREIT partnerships that correspond to subordinated performance units in our operating partnership for an equal number of newly established subordinated performance units in our operating partnership. See "The Formation and Structure of our Company—DownREIT partnership Agreements."

Registration Rights Agreement

        We have granted registration rights to those persons who will be eligible to receive common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions. The registration rights agreement requires that as soon as practicable after the date on which we first become eligible to register the resale of securities of our company pursuant to Form S-3 under the Securities Act, but in no event later than 60 calendar days thereafter, we file a shelf registration statement registering the offer and resale of the common shares issuable upon exchange of OP units (or securities exchangeable for OP units) issued in our formation transactions on a delayed or continuous basis. We have the right to include common shares to be sold for our own account or other holders in the shelf registration statement. We are required to use all commercially reasonable efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof, and to keep such shelf registration statement continuously effective for a period ending when all common shares covered by the shelf registration statement are no longer Registrable Shares, as defined in the shelf registration statement.

        We intend to bear the expenses incident to these registration requirements except that we will not bear the costs of (i) any underwriting fees, discounts or commissions, (ii) out-of-pocket expenses of the persons exercising the registration rights or (iii) transfer taxes.

Lock-up Agreements

        We, our operating partnership, our officers, trustees and holders of        % of our outstanding common shares on a diluted basis (assuming that each OP unit is exchanged into a common share on a one-for-one basis) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of            days after the close of trading of the common shares on and including the         day after the date of this prospectus, in the case of us and our operating partnership, or the        day after the date of this prospectus, in the case of our officers, trustees, and shareholders, may not, without the prior written consent of the representatives of the underwriters, (1) sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, (2) otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares (including OP units and subordinated performance units) currently or hereafter owned either of record or beneficially, or (3) publicly announce an intention to do any of the foregoing for a period of        days after the date of this prospectus. In addition, we have agreed with the underwriters that we will not agree to any transfer of any limited partner interest for one year following the completion of the offering without the consent of                  of the underwriters. For further detail, see "Underwriting—No Sales of Similar Securities."

        In addition, we, as the general partner of our operating partnership, will not be able to (i) voluntarily withdraw as the general partner of our operating partnership, or (ii) transfer our general partner interest in our operating partnership (except to a majority-owned or majority-controlled subsidiary). The limited partners will not be able to transfer their OP units or subordinated performance units, in whole or in part, without the general partner's written consent; provided, that (i) a limited partner may transfer all or any portion of their OP units or subordinated performance units for bona fide estate planning purposes to an immediate family member or the legal representative, estate, trustee or other successor in interest, as applicable, of such limited partner and (ii) the general partner will not unreasonably withhold its consent to any transfer beginning after one year after the completion of this offering. See "Limited Partnership Agreement of our Operating Partnership—Transferability of Interests."

 LIMITED PARTNERSHIP AGREEMENT OF OUR OPERATING PARTNERSHIP

        The following is a summary of certain key terms of the Third Amended and Restated Limited Partnership Agreement of our operating partnership, which we refer to as our "operating partnership agreement", including the partnership unit designations in effect. References in this section to "OP units" refer to Class A OP units and references to "subordinated performance units" refer to the Class B OP units, each as described in greater detail in our operating partnership agreement. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to our operating partnership agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information." Capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms of our operating partnership agreement.

General

        Our operating partnership's partnership interests are currently classified as OP units, subordinated performance units and LTIP units. The subordinated performance units are currently sub-divided into different series that correspond to each of the PROs. NSA is currently the general partner of our operating partnership and is authorized to cause our operating partnership to issue additional partnership interests, including OP units and subordinated performance units, at such prices and on such other terms as we determine in our sole discretion.

        Our operating partnership is structured to permit each OP unit holder (other than the general partner in its capacity as a limited partner), through the exercise of its redemption rights one year after the completion of this offering, to redeem its OP units in our operating partnership for cash in an amount equal to the product of the per share market value of our common shares multiplied by the number of OP units in our operating partnership to be redeemed by such holder, subject to certain adjustments, as described in our operating partnership agreement. However, we may determine, in our sole and absolute discretion, to satisfy any such redemption request in exchange for our common shares equal to the number of OP units in our operating partnership to be redeemed, subject to certain adjustments as described in our operating partnership agreement, in lieu of cash. For further detail on redemption and exchange, see "—Redemption of OP Units."

        The general partner of our operating partnership is under no obligation to give priority to the separate interests of the limited partners in deciding whether to cause our operating partnership to take or decline to take any actions. The general partner has full, exclusive and complete responsibility and discretion in the management and control of our operating partnership; provided, however, that the approval of the holders of a majority of the OP units (including subordinated performance units and LTIP units) in our operating partnership may be required for certain actions, including amendments to our operating partnership agreement (except as discussed below and in our operating partnership agreement), any action in contravention of an express prohibition or limitation of our operating partnership agreement, and any act that would subject a limited partner to liability as a general partner in any jurisdiction or any other liability except as provided in our operating partnership agreement or under the Delaware Revised Uniform Limited Partnership Act.

        Amendments to our operating partnership agreement may only be proposed by the general partner of our operating partnership. Under certain circumstances, our operating partnership agreement expressly provides that the general partner may amend our operating partnership agreement in its sole discretion, without the consent of the other partners, such as to (1) reflect sales, exchanges, conversions, transfers, redemptions, capital contributions, the issuance of additional partnership units or similar events having an effect on a partner's ownership of partnership units, (2) reflect the admission of additional partners to our operating partnership, (3) facilitate the redemption of subordinated performance units or any series of subordinated performance units in our operating partnership and (4) reflect the exchange of limited partnership interests in one or more of our DownREIT partnerships for OP units or subordinated performance units in our operating partnership. Without the consent of the limited partners, the general partner may implement mergers involving our operating partnership through the issuance of OP units, subordinated performance units, or other partnership units in our operating partnership if the applicable merger agreement provides that the person merging into our operating partnership or any subsidiary is to receive OP units, subordinated performance units, or other partnership units in our operating partnership in exchange for its interests in such person merging into our operating partnership or any of its subsidiaries. The limited partners may not remove the general partner with or without cause without the general partner's consent.

Regulatory Requirements

        Our operating partnership agreement provides that our operating partnership is to be operated in a manner that will (i) allow our company to satisfy the requirements for qualification and taxation as a REIT under the Code and avoid any U.S. federal income or excise tax liability and (ii) ensure that our operating partnership will not be classified as a "publicly traded partnership" taxable as a corporation for purposes of Section 7704 of the Code.

Distributions

        We are entitled to cause our operating partnership to make distributions to our OP unit holders and subordinated performance unit holders in our operating partnership from time to time in our sole discretion. To the extent distributions are made, the holders of OP units are entitled to receive distributions with respect to all of our self-storage property portfolio and the holders of each series of subordinated performance units are entitled to receive distributions with respect to the portfolio of properties that such holder contributed to us. Operating cash flow is determined by subtracting property-related expenses from property revenues and capital transaction proceeds are determined by subtracting capital transaction expenses from capital transaction receipts, each of which is described in further detail below. To the extent that there is available operating cash flow or capital transaction proceeds, subject to maintaining our qualification as a REIT, we may cause our operating partnership to make distributions with respect to each in accordance with the priorities described below.

Distributions of Operating Cash Flow

        Under our operating partnership agreement, operating cash flow available to be distributed to OP unit holders and subordinated performance unit holders with respect to a portfolio of properties is generally an amount determined by us, as general partner, equal to the excess of property revenues over property related expenses from that specific portfolio. In general, property revenue from the portfolio includes:

            (i)  all receipts, including rents and other operating revenues;

           (ii)  any incentive, financing, break-up and other fees paid to us by third-parties;

          (iii)  amounts released from previously set aside reserves; and

          (iv)  any other amounts received by us, which we allocate to the portfolio of properties.

        In general, property-related expenses include all direct expenses related to the operation of the properties, including real property taxes, insurance, property-level general and administrative expenses, employee costs, utilities, property marketing expense, property maintenance and property reserves and other expenses incurred at the property level.

        In addition, other expenses incurred by our operating partnership will also be allocated by us, as general partner, to individual property portfolios and will be included in the property-related expenses of that portfolio. Examples of such other expenses include:

            (i)  corporate-level general and administrative expenses;

           (ii)  out-of-pocket costs, expenses and fees of our operating partnership, whether or not capitalized;

          (iii)  the costs and expenses of organizing and operating our operating partnership;

          (iv)  amounts paid or due in respect of any loan or other indebtedness of our operating partnership during such period;

           (v)  extraordinary expenses of our operating partnership not previously or otherwise deducted under item (ii) above;

          (vi)  any third-party costs and expenses associated with identifying, analyzing, and presenting a proposed property to us and/or our operating partnership; and

         (vii)  reserves to meet anticipated operating expenditures of us or our operating partnership, as determined by us.

        To the extent the general partner determines to distribute operating cash flow, operating cash flow from a property portfolio is required to be allocated to our OP units and to the series of subordinated performance units that relate to such property portfolio as follows:

        First, an amount is set aside for our OP units in order to provide our OP unit holders (together with any prior allocations of capital transaction proceeds) with a cumulative preferred return on the unreturned capital contributions made by such holders in respect of such property portfolio. The preferred return for the in-place portfolio is 6%. The preferred return for newly contributed assets will be determined by the board of trustees at the time of contribution. As of June 30, 2014, the operating partnership had an aggregate of $             million of such unreturned capital contributions invested in the various property portfolios.

        Second, an amount is distributed to the holders of the series of subordinated performance units relating to such property portfolio in order to provide such holders with a non-cumulative subordinated return (together with prior distributions of capital transaction proceeds) on their unreturned capital contributions. The subordinated return for the outstanding subordinated performance units is 6%. The subordinated return for newly contributed assets will be determined by the board of trustees at the time of contribution, and will be the same as the preferred return relating to such contributed assets. As of September 30, 2014, an aggregate of $             million in such unreturned capital contributions has been allocated to the various series of subordinated performance units.

        Thereafter, the operating partnership and the applicable series of subordinated performance units share equally in any additional operating cash flow generated on an annual basis by the portfolio.

Distributions of Capital Transaction Proceeds

        Capital transactions are transactions that are outside the ordinary course of our operating partnership's business, involve the sale, exchange, other disposition, or refinancing of any property, and are designated as capital transactions by us, as the general partner. To the extent the general partner determines to distribute capital transaction proceeds, the proceeds from capital transactions involving a particular property portfolio are required to be allocated to our OP units and to the series of subordinated performance units that relate to such property portfolio as follows:

        First, an amount determined by us, as the general partner, of such capital transaction proceeds is set aside for our OP units in order to provide our OP unit holders (together with any prior allocations of operating cash flow) with a cumulative preferred return on and a return of the unreturned capital contributions made by such holders in respect of such property portfolio that relate to such capital transaction.

        Second, an amount determined by us, as the general partner, is distributed to the holders of the series of subordinated performance units relating to such property portfolio in order to provide such holders with a non-cumulative subordinated return on and a return of the unreturned capital contributions made by such holders in respect of such property portfolio that relate to such capital transaction.

        The preferred return and subordinated return with respect to capital transaction proceeds for each portfolio is equal to preferred return and subordinated return for distributions of operating cash flow with respect to that portfolio.

        Thereafter, the operating partnership and the applicable series of subordinated performance units share equally any additional capital transaction proceeds generated on an annual basis by the portfolio.

Allocation of Capital Contributions

        We, as the general partner of our operating partnership, in our discretion, have the right to increase or decrease, as appropriate, the amount of capital contributions allocated to our operating partnership in general and to each series of subordinated performance units to reflect capital expenditures made by our operating partnership in respect of each portfolio, the sale or refinancing of all or a portion of the properties comprising the portfolio, the distribution of capital transaction proceeds by our operating partnership and other events impacting the amount of capital contributions allocated to the holders. In addition, to avoid conflicts of interests, any decision by us to increase or decrease allocations of capital contributions must also be approved by a majority of our independent trustees.

Additional Distribution Considerations

        Notwithstanding the foregoing, we, as the general partner of our operating partnership shall make such reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT to cause our operating partnership to distribute sufficient amounts to enable us to pay shareholder dividends that will (i) satisfy the requirements for our qualification as a REIT and (ii) except to the extent otherwise determined by us, as the general partner, in our sole and absolute discretion, avoid any U.S. federal income or excise tax liability.

Conversion of Subordinated Performance Units into OP units

        Other than in connection with a retirement event, after a minimum of two years from the later of completion of this offering or the initial contribution of a PRO's properties to us, holders of subordinated performance units in our operating partnership can voluntarily convert such units for OP units in our operating partnership upon the achievement of certain performance thresholds with respect to a specific self-storage portfolio. A holder of subordinated performance units in our operating partnership may then elect one time each year prior to December 1st to convert a pre-determined portion of such units into OP units in our operating partnership, with each subordinated performance unit being converted into the number of OP units determined by dividing the average CAD per unit on the series of specific subordinated performance units over the one-year period prior to conversion by

110% of the CAD per unit on the OP units determined over the same period. CAD per unit on the series of specific subordinated performance units and OP units will be determined by us, as general partner, based upon the distributions of operating cash flow and capital transactions proceeds described above.

        In connection with a retirement of a PRO, after the same two-year lock-out period, that percentage will be set at 120% for conversions occurring in the first year in which a PRO is able to retire; 115% for conversions occurring in the second year; and 110% for conversions occurring thereafter. We refer to the applicable percentage used in calculating the conversion of subordinated performance units into OP units as the "conversion percentage" or the "conversion penalty." Imposing a greater conversion percentage in the first two years after a PRO is permitted to retire is intended to discourage retirement in those first two years.

        Upon termination of the facilities portfolio management agreement for a PRO in the case of failure to meet performance thresholds or in the case of breach of non-competition covenants or Key Person Standards, we will be permitted, at any time following such termination, to require that the subordinated performance units issued in respect of such PRO's contributed portfolio be exchanged for OP units, with each subordinated performance unit being converted into the number of OP units determined by dividing the average CAD per unit on such subordinated performance units over the one-year period prior to conversion by 120% of the CAD per unit on the OP units determined over the most recently completed calendar year prior to conversion. See "The Formation and Structure of Our Company—Facilities Portfolio and Asset Management Agreements."

        As of September 30, 2014, on a pro forma basis adjusted to give effect to the completion of the formation transactions, our operating partnership had                          million subordinated performance units outstanding. We estimate, notwithstanding the two-year lock out period on conversions referred to above, that if such subordinated performance units were convertible into OP units as of September 30, 2014, each subordinated performance unit will on average convert into OP units at a ratio of                        to one, or into an aggregate of                        OP units. This estimate is based on dividing the average CAD per subordinated performance unit on a pro forma basis over the one-year period ended September 30, 2014 by 110% of the CAD per OP unit on a pro forma basis over the same period. This estimate is provided for illustrative purposes only. The actual number of OP units into which such subordinated performance units will become convertible two years after the completion of this offering may vary significantly from this estimate and will depend upon the applicable conversion penalty and the actual CAD to the OP units and the actual CAD to the converted subordinated performance units in the one-year period ending prior to conversion.

Restriction on Sale of Properties

        The partnership unit designation applicable to each series of subordinated performance units issued in the formation transactions provides that until March 31, 2023, our operating partnership shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property which is a part of the applicable self-storage property portfolio relating to such series of subordinated performance units without the consent of the partners (including us) holding at least 50% of the then outstanding OP units in our operating partnership and the partners holding at least 50% of the then outstanding series of subordinated performance units in our operating partnership that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly-owned subsidiaries of our operating partnership.

Redemption of OP Units

        Subject to certain limitations and exceptions as described in our operating partnership agreement one year after the date of the completion of this offering, each existing holder of OP units at the time of completion of this offering (other than the general partner in its capacity as a limited partner) will have the right to cause our operating partnership to redeem all or a portion of his, her or its OP units for cash in an amount equal to the product of the per share market value of our common shares multiplied by the number of OP units in our operating partnership to be redeemed by such holder, subject to certain adjustments, as described in our operating partnership agreement. The market value of a common share for this purpose will be equal to the average of the closing trading price of a common share on a U.S. national securities exchange for the ten trading days before the day on which the redemption notice is given to us. If a holder of OP units has tendered its OP units for redemption, we, in our sole and absolute discretion, may elect to assume and satisfy our operating partnership's obligation and acquire some or all of the tendered OP units in exchange for common shares, on a one-for-one basis, subject to certain adjustments, in lieu of our operating partnership paying cash for such tendered OP units. A tendering OP unit holder may elect to withdraw its redemption request at any time prior to the acceptance of cash or common shares from our company. Redemption rights of OP unit holders may not be exercised, however, if and to the extent that the delivery of shares upon such exercise would result in any person owning shares in excess of the ownership limit or any other restriction on ownership and transfer of our shares set forth in our declaration of trust.

Transferability of Limited Partner Interests

        The limited partners of our operating partnership will not be able to transfer their OP units or subordinated performance units, in whole or in part, without the general partner's written consent; provided, that (i) a limited partner may transfer all or any portion of its OP units or subordinated performance units for bona fide estate planning purposes to an immediate family member or the legal representative, estate, trustee or other successor in interest, as applicable, of such limited partner and (ii) the general partner will not unreasonably withhold its consent to any transfer beginning after one year after the completion of this offering.

Transferability of the General Partner Interest in our Operating Partnership; Extraordinary Transactions

        We, as general partner of our operating partnership, will not be able to (i) voluntarily withdraw from our operating partnership, or (ii) transfer or assign our general partner interest in our operating partnership, including our limited partner interest without the consent of more than (a) 50% of the OP unit holders and (b) 50% of the voting power (as defined below) of the subordinated performance unit holders (other than those held by us or our subsidiaries), unless the transfer is made in connection with any merger or sale of all or substantially all of the assets or shares of our company. In addition, subject to certain limited exceptions, we, as the general partner, will not engage in any merger, consolidation or other combination, or sale of substantially all of our assets, in a transaction which results in a change of control of our operating partnership unless:

  •
  we receive the consent of OP unit holders holding more than 50% of the OP units (other than those held by our company or its subsidiaries); or as a result of such transaction all OP unit holders receive for each OP unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one of our common shares, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of our outstanding common shares, each holder of OP units shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that an OP unit holder would have received had it (1) exercised its redemption right (described above) and (2) sold, tendered or exchanged pursuant to the offer, the common shares received upon exercise of the redemption right immediately prior to the expiration of the offer; and

  •
  we receive the consent of the subordinated performance unit holders holding more than 50% of the voting power (as defined below) of the subordinated performance units (other than those held by our company or its subsidiaries) unless, as a result of such transaction, the holders of subordinated performance units are offered an opportunity (1) to allow their subordinated performance units to remain outstanding without the terms thereof being materially and adversely changed or the subordinated performance units are converted into or exchanged for equity securities of the surviving entity having terms and conditions that are substantially similar to those of the subordinated performance units (it being understood that we may not be the surviving entity and that the parent of the surviving entity or the surviving entity may not be publicly traded) and (2) to receive for each subordinated performance unit an amount of cash, securities or other property payable to a holder of OP units as described above had such holder exercised its right to exchange its subordinated performance units for OP units taking into consideration a specified conversion penalty as described herein under "—Conversion of Subordinated Performance Units into OP Units." Voting power with respect to the subordinated performance units is based on the number of OP units in which the subordinated performance units would be convertible at the time of such vote, if the two-year restriction on conversion described above were not applicable. See "—Conversion of Subordinated Performance Units into OP Units."

        Our operating partnership agreement provides that we will have the right to exercise voting rights with respect to 50% of the subordinated performance units that are converted to OP units, as described herein under "—Conversion of Subordinated Performance Units into OP units," which will allow us (with respect to such converted subordinated performance units) to consent to the above or other matters that are presented to the holders of such units for their consideration and approval.

        Our operating partnership may also merge with or into or consolidate with another entity without the consent of the limited partners if immediately after such merger or consolidation (1) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (2) the survivor expressly agrees to assume all of the general partner's obligations under our operating partnership agreement and our partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible and the rights of the holders of subordinated performance units are substantially preserved (as determined by us) in any such transaction.

        We also may (1) transfer all or any portion of our directly or indirectly held general partnership interest to (A) a majority-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (2) engage in a transaction required by law or by the rules of any national securities exchange on which our common shares are listed.

Dissolution of our Operating Partnership

        Our operating partnership will continue in full force perpetually or until sooner dissolved in accordance with its terms or as otherwise provided by law.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common shares. For purposes of this section under the heading "U.S. Federal Income Tax Considerations," references to "the company," "we," "our" and "us" mean only National Storage Affiliates Trust, and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of our shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

        This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department (the "Treasury Regulations"), current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. This summary is also based upon the assumption that the operation of the company, and of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular shareholder in light of its investment or tax circumstances, or to shareholders subject to special tax rules, such as:

  •
  U.S. expatriates;

  •
  persons who mark-to-market our common shares;

  •
  subchapter S corporations;

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  U.S. shareholders, as defined below under "—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders," whose functional currency is not the U.S. dollar;

  •
  financial institutions;

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  insurance companies;

  •
  broker-dealers;

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  regulated investment companies, or RICs;

  •
  REITs;

  •
  holders who receive our common shares through the exercise of employee share options or otherwise as compensation;

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  persons holding our common shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

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  persons subject to the alternative minimum tax provisions of the Code;

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  persons holding their interest through a partnership or similar pass-through entity;

  •
  persons holding a 10% or more (by vote or value) beneficial interest in us;

and, except to the extent discussed below:

  •
  tax exempt organizations; and

  •
  non-U.S. shareholders, as defined below under "—Taxation of Shareholders—Taxation of Taxable Non-U.S. Shareholders."

        This summary assumes that shareholders hold our common shares as a capital asset, which generally means as property held for investment.

        THE U.S. FEDERAL INCOME TAX TREATMENT OF US AND HOLDERS OF OUR COMMON SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON SHARES TO ANY PARTICULAR SHAREHOLDER WILL DEPEND ON THE SHAREHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON SHARES.

Taxation of Our Company

        We intend to elect to be taxed as a corporation commencing with our taxable year ending December 31, 2015, and we intend to elect and qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2015. We believe that we are organized and intend to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2015.

        The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive an opinion of Clifford Chance US LLP to the effect that, commencing with our taxable year ending December 31, 2015, we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Clifford Chance US LLP will be based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this Registration Statement are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and this Registration Statement. Additionally, the opinion of Clifford Chance US LLP will be conditioned upon factual representations and covenants made by our management and affiliated entities regarding our organization, assets, present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and will assume that such representations and covenants are accurate and complete and that we will take no action inconsistent with such representations and covenants. While we believe that we are organized and operated and intend to continue to be organized and to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will so qualify for any particular year. Clifford Chance US LLP will have no obligation to advise us or the holders of our common shares of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Clifford Chance US LLP's opinion does not foreclose the possibility that we may have to utilize one or more REIT savings provisions discussed below, which could require the payment of an excise or penalty tax (which could be significant in amount) in order to maintain REIT qualification.

        Our qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, including our investment in our operating partnership. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT for a particular year depend upon our ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to be organized and to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification as a REIT, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that we currently distribute to our shareholders. This treatment substantially eliminates the "double taxation" at the corporate and shareholder levels that generally results from investment in a C corporation. A "C corporation" is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. Income generated by a REIT generally is taxed only at the shareholder level upon a distribution of dividends by the REIT.

        U.S. shareholders (as defined below) who are individuals, trusts and estates are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends.

        With limited exceptions, however, dividends received by non-corporate U.S. shareholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which are as high as 39.6%. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the shareholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "—Taxation of Shareholders."

        If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal income tax as follows:

  •
  We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference, if any.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See "—Requirements for Qualification—General—Prohibited Transactions," and "—Requirements for Qualification—General—Foreclosure Property," below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or leasehold as "foreclosure property," we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect our profitability.

  •
  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but we will be required to pay a penalty of $50,000 for each such failure.

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  If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, or the "required distribution," we will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of its shareholders, as described below in "—Requirements for Qualification—General."

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  A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us, our tenants and/or any TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

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  If we acquire any asset from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the asset in our hands is less than the fair market value of the asset, determined as of the date on which we acquired the asset, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of

    (1) the fair market value of the asset over (2) our adjusted tax basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in the preceding sentence could occur if we failed to qualify as a REIT (and, thus, were treated as a subchapter C corporation) for a prior year and then re-qualified as a REIT in a later year, in which case the appreciation would be measured as of the beginning of the year in which we first re-qualified as a REIT. Any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code is excluded from the application of this built-in gains tax.

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  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a shareholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder's basis in shares of our common shares. Shareholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

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  We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, including any TRSs, the earnings of which could be subject to U.S. federal and state corporate income tax.

        In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, transfer, franchise, property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities);

  (7)
  that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

  (8)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our declaration of trust provides restrictions regarding the ownership and transfer of our shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

        To monitor compliance with the share ownership requirements, we are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our shares in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure by us to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A shareholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

        In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We satisfy this requirement. Furthermore, a corporation does not qualify as a REIT for a given taxable year if, as of the final day of the taxable year, the corporation has any undistributed earnings and profits that accumulated during a period that the corporation was not treated as a REIT for U.S. federal income tax purposes. We will elect to be taxed as a REIT commencing with our initial taxable year ending December 31, 2015, and therefore we believe that we will meet this requirement.

Effect of Subsidiary Entities

        Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership (references herein to "partnership" include limited liability companies that are classified as partnerships for U.S. federal income tax purposes), Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of our operating partnership and any other partnerships in which we own an equity interest (including such partnership's share of these items of other partnerships in which it owns an equity interest), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership. A summary of certain rules governing the U.S. federal income taxation of partnerships and their partners is provided below in "—Tax Aspects of Investments in Partnerships."

        Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded as a separate entity for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under "—Requirements for Qualification—

General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries," that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary ceases to be wholly owned by us—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Requirements for Qualification—General—Asset Tests" and "—Requirements for Qualification—General—Gross Income Tests."

        Taxable REIT Subsidiaries.    A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state and local income or franchise taxes on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our shareholders.

        A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as management fees or fees for certain non-customary services to tenants of the REIT). If dividends are paid to us by one or more TRSs we may own, then a portion of the dividends that we distribute to shareholders who are taxed at individual rates may be eligible for taxation at the preferential tax rates applicable to qualified dividend income rather than at ordinary income rates. See "—Taxation of Taxable U.S. Shareholders" and "—Requirements for Qualification—General—Annual Distribution Requirements."

        Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). We may make loans to certain of our TRSs. The interest expense of a TRS in respect of such a loan may be subject to the foregoing limitations on deductions.

        In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

        Rents received by us that include amounts for services furnished by a TRS to any of our tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenant service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to us by tenants that are not receiving services from the TRS are substantially comparable to the rents by our tenants leasing comparable space that are receiving such services from the TRS and the charge for the services is separately stated; or (4) the TRS's gross income from the service is not less than 150% of the TRS's direct cost of furnishing the service.

        We intend to structure transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurances, however, that we will be able to avoid application of the 100% tax.

        We expect to hold certain assets directly or indirectly in one or more TRSs. We may conduct certain activities (such as facilitating sales of tenant insurance, selling packing supplies and locks and renting trucks or other moving equipment) through one or more TRSs. We are subject to the limitation that securities in TRSs may not represent more than 25% of a REIT's assets. There can be no assurance that we will at all times be able to continue to comply with such limitation.

Gross Income Tests

        In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from and gain from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

        For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

        Rents received by us will qualify as "rents from real property" in satisfying the 75% gross income test described above only if several conditions are met, including the following:

  •
  The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant that derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property, if earned directly by us.

  •
  If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease.

  •
  Moreover, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which we derive no income, or through a TRS, as discussed below. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal, and general maintenance of common areas. In addition, we may directly or indirectly provide non-customary services to tenants of our properties if the gross income from such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property.

  •
  Also, rental income will qualify as rents from real property only to the extent that we do not directly or indirectly (through application of certain constructive ownership rules) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of shares of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant (in each case, a "related party tenant"). However, rental payments from a TRS will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space as determined at the time the lease with the TRS is entered into, extended and modified, if such modification increases the rent due under such lease.

        Unless we determine that the resulting nonqualifying income under any of the following situations, taken together with all other nonqualifying income earned by us in the taxable year, will not jeopardize our qualification as a REIT, we do not intend to:

  •
  charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage or percentages of receipts or sales, as described above;

  •
  rent any property to a related party tenant, including a TRS, unless the rent from the lease to the TRS would qualify for the special exception from the related party tenant rule applicable to certain leases with a TRS;

  •
  derive rental income attributable to personal property other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

  •
  directly perform services considered to be noncustomary or rendered to the occupant of the property.

        As noted above, we may conduct certain activities, such as facilitating tenant insurance-related activities, selling packing supplies and renting trucks or other moving equipment through one or more TRSs. In addition, we will also provide certain other tenant services through our PROs and other third-party contractors who we believe will qualify as independent contractors. We believe that all services provided by such parties to our tenants are customary. As a result, we do not believe that any of the income that we receive from the rental of storage units will be treated as impermissible tenant service income. However, if the IRS were to successfully challenge our treatment of any such services directly provided to tenants, or our PROs did not qualify as independent contractors, it could adversely affect our ability to qualify as a REIT.

        Fee income received by a REIT from performing property management or similar services to third-parties (including a portion of any management fee income a REIT receives with respect to a joint venture in which the REIT holds an interest) is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests. If we were to receive or be deemed to receive any third-party management fees other than through a TRS, it could adversely affect our ability to qualify as a REIT. To the extent that we are entitled to receive any such third-party management fees, we intend to earn any such management fee income through a TRS.

        Any dividends we receive will generally be qualifying income for purposes of the 95% gross income test and any dividends we receive from a REIT will be qualifying income for purposes of both the 95% and 75% gross income tests.

        We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. We may from time to time need to make distributions from a TRS in order to keep the value of the TRSs below 25% of the REIT's total assets. See "—Asset Tests." While we will monitor our compliance with these income test and asset tests, and intend to conduct our affairs so as to comply with them, they may at times be in conflict with one another. For example, it is possible that we may wish to distribute a dividend from a TRS in order to reduce the value of TRS securities below 25% of our assets, but may be unable to do so without violating the 75% gross income test. Although there are other measures we can take in such circumstances in order to remain in compliance with the requirements for REIT qualification, there can be no assurance that we will be able to comply with these tests in all market conditions.

        Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other property, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a "shared appreciation provision"), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us.

Hedging Transactions

        We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Failure to Satisfy the Gross Income Tests

        We intend to monitor our sources of income, including any non-qualifying income received by us, so as to ensure compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If we fail to satisfy one or both of the gross income tests and these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under "—Taxation of Our Company—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test, which could be significant in amount.

Asset Tests

        At the close of each calendar quarter we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of any TRSs held by us may not exceed 25% of the value of our total assets.

        The 5% and 10% asset tests described above do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are "real estate assets" for purposes of the 75% gross asset test described above. The 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, for purposes of applying the 10% value test, (1) a REIT's interest as a partner in a partnership is not considered a security issued by the partnership; (2) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our "controlled taxable REIT subsidiaries," as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

        The asset tests must be satisfied at the close of each calendar quarter of our taxable year in which we (directly or through our operating partnership) acquire securities in the applicable issuer, and also at the close of each calendar quarter in which we increase our ownership of securities of such issuer (including as a result of increasing our interest in our operating partnership). For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to our operating partnership or as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interest in our operating partnership), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. If we fail to cure any noncompliance with the asset tests within the 30 day cure period, we would cease to qualify as a REIT unless we are eligible for certain relief provisions discussed below. We believe that our holdings of securities and other assets will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that we will be successful in this effort.

        Moreover, the values of some of our assets, including the securities of any TRSs or other nonpublicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not successfully contend that our assets do not meet the requirements of the REIT asset tests.

        Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if the value of our nonqualifying assets (i) does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10 million and (ii) we dispose of the nonqualifying assets or otherwise satisfy such tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30 day cure period by taking steps including (i) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (ii) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (iii) disclosing certain information to the IRS.

Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to:

  (1)
  the sum of:

  •
  90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and our net capital gains), and

  •
  90% of the net income, if any (after tax), from foreclosure property, as described below, and recognized built-in gain, as discussed above, minus

  (2)
  the sum of specified items of non-cash income that exceeds a percentage of our net taxable income.

        These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to shareholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year, provided we pay such distribution with or before our first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

        In order for distributions to be counted towards our distribution requirement, and to give rise to a tax deduction to us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class, and is in accordance with the preferences among our different classes of shares as set forth in our organizational documents. We intend to make distributions with respect to shares in accordance with the rights and preferences of such shares, and, accordingly, we do not believe that any such distributions will be treated as preferential dividends. However, if the IRS were to successfully assert that any distributions paid by us were preferential dividends, we could fail to qualify as a REIT or could be required to pay a substantial deficiency dividend as described below.

        To the extent that we distribute at least 90%, but less than 100%, of our net taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our shareholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our shareholders would then increase their adjusted basis in our shares by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

        If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% non-deductible excise tax on the excess of such amount over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior periods) and (B) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

        It is possible that we, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to timing differences between (1) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (2) the inclusion of items in income by us for U.S. federal income tax purposes. Additional potential sources of non-cash taxable income include loans held by us as assets that are issued at a discount and require the accrual of taxable interest income in advance of our receipt in cash, loans on which the borrower is permitted to defer cash payments of interest and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current interest payments in cash. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including taxable share dividends. In the case of a taxable share dividend, shareholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of our shares. Both a taxable share distribution and sale of shares resulting from such distribution could adversely affect the price of our shares.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

        If we acquire appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in our hands is less than the fair market value of the assets, determined at the time we acquired such assets, and if we subsequently dispose of any such assets during the 10-year period following the acquisition of the assets from the C corporation, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were contributed to us over the basis of such assets on such date, which we refer to as built-in gains. Similarly, to the extent that any C corporation holds an interest in an entity treated as a partnership for U.S. federal income tax purposes (either directly or through one or more other entities treated as partnerships for U.S. federal income tax purposes) and we acquire appreciated assets from such partnership in a transaction in which the adjusted tax basis of the assets in our hands is less than the fair market value determined at the time we acquired such assets, determined by reference to the adjusted tax basis of the assets in the hands of the partnership, the underlying C corporation's proportionate share of such assets will be treated as contributed by a C corporation and therefore will be subject to the tax on built-in gains. However, the built-in gains tax will not apply if the C corporation elects to be subject to an immediate tax upon the transfer. Any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code is excluded from the application of this built-in gains tax.

Recordkeeping Requirements

        We are required to maintain records and request on an annual basis information from specified shareholders. These requirements are designed to assist us in determining the actual ownership of our outstanding shares and maintaining our qualification as a REIT.

Prohibited Transactions

        Net income that we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. We intend to conduct our operations so that properties owned by us or our pass-through subsidiaries will not be treated as held as inventory or primarily for sale to customers, and that a sale of any properties by us will not be treated as in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. The 100% tax will not apply to gains from the sale of property by a TRS, although such income will be subject to tax in the hands of the TRS at regular corporate income tax rates. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers.

        The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) we must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) we (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (I) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (II) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and (III) in the case of either (I) or (II), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale. In addition, in order to avoid sales of inventory, we may conduct certain activities (such as facilitating sales of tenant insurance, selling packing supplies and locks and renting trucks or other moving equipment) through one or more TRSs.

Foreclosure Property

        Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated, and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Tax Aspects of Investments in Partnerships

General

        We will hold investments through entities that are classified as partnerships for U.S. federal income tax purposes, including our operating partnership and equity interests in lower-tier partnerships. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We will include in income the applicable proportionate share of these partnership items for purposes of the various REIT income tests, based on the relevant capital interest in such partnership, and in the computation of net taxable income. Moreover, for purposes of the REIT asset tests, we will include the proportionate share of assets held by subsidiary partnerships, including our operating partnership and DownREIT partnerships, based on the relevant capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of a REIT's interest in partnership assets is based on the REIT's proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification

        The investment by us in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any such subsidiary partnerships as a partnership (or a disregarded entity, as applicable), as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. For example, an entity that would otherwise be classified as a partnership for federal income tax purposes may nonetheless be taxable as a corporation if it is a "publicly traded partnership" and certain other requirements are met. A partnership or limited liability company would be treated as a publicly traded partnership if its interests are traded on an established securities market or are readily tradable on a secondary market or a substantial equivalent thereof, within the meaning of applicable Treasury Regulations. In addition, under the relevant Treasury Regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified safe harbors, which are based on the specific facts and circumstances relating to the partnership. We believe that our operating partnership may qualify for at least one of these safe harbors and we do not anticipate that our operating partnership, or any subsidiary partnership or limited liability company will be treated as a publicly traded partnership which is taxable as a corporation. If any of these entities were treated as an association for U.S. federal income tax purposes, or a publicly traded partnership, it would be taxable as a corporation and, therefore, would be subject to an entity-level tax on its income. In such a situation, the character of the assets and items of gross income of the REIT holding interests in such partnership would change, which could preclude such REIT from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in "—Requirements for Qualification—General—Asset Tests" and "—Gross Income Tests" above, and in turn could prevent the REIT from qualifying as a REIT. See "—Failure to Qualify," below, for a discussion of the effect of a failure to meet these tests for a taxable year. In addition, any change in the U.S. federal income tax status of any DownREIT partnership in which we hold an interest might be treated as a taxable event, in which case such REIT could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations With Respect to Partnership Properties

        The partnership agreements of our operating partnership and DownREIT partnerships generally provide that items of operating income and loss will be allocated to the holders of units in a manner that is consistent with the distribution provisions of the partnership agreement. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership's and DownREIT partnership's allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code of the Treasury Regulations promulgated under this section of the Code.

        Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value, or book value, of the contributed property and the adjusted tax basis of such property at the time of the contribution (a "book-tax difference"). Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

        In connection with the formation of our operating partnership, certain investors made in-kind contributions of appreciated property (including equity interests in DownREIT partnerships) to our operating partnership in exchange for interests in our operating partnership. In addition, in connection with future asset acquisitions, appreciated property may be acquired by our operating partnership in exchange for interests in our operating partnership. The partnership agreement of our operating partnership and DownREIT partnerships require that allocations with respect to such acquired property be made in a manner consistent with Section 704(c) of the Code. Treasury Regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of allocating book-tax differences. The Operating Partnership expects to use the traditional method for purposes of allocating its book-tax differences among its partners. Under the traditional method, which is the least favorable method from our perspective but may be requested by a contributor of property that our operating partnership acquires, the carryover basis of the acquired properties in the hands of our operating partnership (1) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all of the acquired properties were to have a tax basis equal to their fair market value at the time of acquisition and (2) in the event of a sale of such properties, could cause us to be allocated gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss), with a corresponding benefit to the partners transferring such properties to our operating partnership for interests in our operating partnership. Therefore, the use of the traditional method could result in our having taxable income that is in excess of our economic or book income as well as our cash distributions from our operating partnership, which might adversely affect our ability to comply with the REIT distribution requirements or result in our shareholders recognizing additional dividend income without an increase in distributions.

Failure to Qualify

        In the event that we violate a provision of the Code that would result in a failure to qualify as a REIT, such REIT may nevertheless continue to qualify as a REIT if (1) the violation is due to reasonable cause and not due to willful neglect, (2) the REIT pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (3) the violation does not include a violation under the gross income or asset tests described above. This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. Relief provisions are also available for failures of the income and asset tests, as described above in "—Requirements for Qualification—General—Failure to Satisfy the Gross Income Tests" and "—Requirements for Qualification—General—Asset Tests." If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, such REIT will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to its shareholders in any year in which such entity is not a REIT will not be deductible by it, nor will such distributions be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our shareholders will generally be taxable as regular corporate dividends. In the case of U.S. shareholders (as defined below) who are individuals, trusts and estates, such dividends may be eligible for the preferential income tax rates applicable to qualified dividend income (at a maximum rate of 20%), and dividends in the hands of corporate U.S. shareholders may be eligible for the dividends received deduction. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

        This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, a U.S. shareholder is a beneficial owner of our common shares who for U.S. federal income tax purposes is:

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  an individual who is a citizen or resident of the U.S.;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common shares by the partnership.

        Distributions.    Provided that we qualify as a REIT, distributions made to our taxable U.S. shareholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common shares constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred shares, if any, and then to our common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential income tax rates applicable to non-corporate U.S. shareholders who receive qualified dividend income from taxable subchapter C corporations.

        Distributions from us that are designated as capital gain dividends will be taxed to U.S. shareholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. shareholder has held its shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. shareholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

        U.S. shareholders will increase their adjusted tax basis in our common shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. shareholders who are individuals, trusts and estates and 35% in the case of U.S. shareholders that are corporations. Capital gain dividends attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for non-corporate U.S. shareholders, to the extent of previously claimed depreciation deductions.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted tax basis of the U.S. shareholder's common shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. shareholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

        With respect to U.S. shareholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to such U.S. shareholders as "qualified dividend income." A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the U.S. shareholder has held the common share with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common share became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  (a)
  the qualified dividend income received by us during such taxable year from non-REIT C corporations (including any TRS in which we may own an interest);

  (b)
  the excess of any "undistributed" net taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed net taxable income;

  (c)
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in gain asset that was acquired in a carry-over basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by us with respect to such built-in gain; and

  (d)
  any earnings and profits that accumulated during a period that we were not treated as a REIT for U.S. federal income tax purposes or that were inherited from a C corporation in a tax-deferred reorganization or similar transaction.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Requirements for Qualification—General—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.

        Dispositions of Our Common Shares.    In general, a U.S. shareholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. shareholder's adjusted tax basis in the common shares at the time of the disposition. In general, a U.S. shareholder's adjusted tax basis will equal the U.S. shareholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. shareholder discussed above less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of shares of our common shares will be subject to a maximum U.S. federal income tax rate of 20%, if such shares were held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6%) if such shares were held for 12 months or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains.

        Holders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. shareholder upon the disposition of our common shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common shares by a U.S. shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. shareholder as long-term capital gain.

        If a U.S. shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

        Distributions made by us and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income. As a result, U.S. shareholders will not be able to apply any "passive losses" against income or gain relating to our common shares. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder that elects to treat capital gain dividends, qualified dividend income or capital gains from the disposition of common shares as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

Medicare tax on unearned income

        Certain U.S. shareholders that are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of common shares. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this additional tax on their ownership and disposition of our common shares.

Foreign Accounts

        Dividends paid after June 30, 2014, and gross proceeds from the sale or other disposition of our common shares paid after December 31, 2016, to "foreign financial institutions" in respect of accounts of U.S. shareholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. shareholders should consult their tax advisors regarding the effect, if any, of these withholding rules on their ownership and disposition of our common shares. See "—Foreign Accounts."

Taxation of Tax-Exempt U.S. Shareholders

        U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Provided that a tax-exempt U.S. shareholder has not held our common shares as "debt financed property" within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt shareholder), distributions from us and income from the sale of our common shares generally should not give rise to UBTI to a tax-exempt U.S. shareholder.

        Tax-exempt U.S. shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our common shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under section 501(a) of the Code, and (3) that owns more than 10% of our common shares could be required to treat a percentage of the dividends from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our common shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of our common shares, collectively owns more than 50% of such common shares and (2) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that common shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding common shares of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts. Although we do not anticipate that we will be treated as a pension-held REIT, there can be no assurance that this will be the case. Prospective shareholders who are tax-exempt organizations should consult with their tax advisors regarding the tax consequences of investing in our common shares. Certain restrictions on ownership and transfer of our common shares should generally prevent a tax-exempt entity from directly owning more than 10% of the value of our common shares.

        Tax-exempt U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our common shares.

Taxation of Non-U.S. Shareholders

        The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares applicable to non-U.S. shareholders. For these purposes, a non-U.S. shareholder is a beneficial owner of our common shares who is neither a U.S. shareholder nor an entity that is treated as a partnership for U.S. federal income tax purposes. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

        Ordinary Dividends.    The portion of dividends received by non-U.S. shareholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. shareholder generally will be treated as ordinary income and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

        In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common shares. In cases where the dividend income from a non-U.S. shareholder's investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder's conduct of a U.S. trade or business, the non-U.S. shareholder generally will not be subject to the 30% withholding described above and will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax (unless reduced or eliminated by a treaty) on the income after the application of the income tax in the case of a non-U.S. shareholder that is a corporation.

        Non-Dividend Distributions.    Unless (1) our common shares constitute a U.S. real property interests, or USRPI, or (2) either (A) if the non-U.S. shareholder's investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder through a permanent establishment, where applicable (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (B) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our company's common shares constitute USRPI, as described below, distributions by us in excess of the sum of our earnings and profits plus the non-U.S. shareholder's adjusted tax basis in our common shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder's share of our earnings and profits plus the shareholder's adjusted basis in our common shares.

        Capital Gain Dividends.    Under FIRPTA, a distribution made by us to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs held by us directly or through pass-through subsidiaries, or USRPI capital gains, will be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. federal income tax at the rates applicable to U.S. shareholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, we will be required to withhold tax equal to 35% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax (unless reduced or eliminated by a treaty) in the hands of a non-U.S. shareholder that is a corporation. However, the 35% withholding tax will not apply to any capital gain dividend with respect to any class of our common shares which is regularly traded on an established securities market located in the United States if the non-U.S. shareholder did not own more than 5% of such class of common shares at any time during the one-year period ending on the date of such dividend. Instead, any such capital gain dividend will be treated as a distribution subject to the rules discussed above under "—Taxation of Shareholders—Taxation of Non-U.S. Shareholders—Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution. A distribution is not a USRPI capital gain if we held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. shareholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. shareholder's investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual's net capital gain for the year).

        Dispositions of Our Shares.    Unless our common shares constitute a USRPI, a sale of the common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. The common shares will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period, and taking account certain look-through rules with respect to subsidiary entities, consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is expected that more than 50% of our assets will consist of interests in real property located in the United States.

        However, our common shares nonetheless will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of its shares of stock or the period of existence), less than 50% in value of its outstanding stock is held directly or indirectly by non-U.S. shareholders. We believe we are, and we expect to continue to be, a domestically controlled REIT, and certain ownership limitations included in our declaration of trust are intended to assist us in qualifying as a domestically controlled REIT. Therefore, the sale of our common shares should not be subject to taxation under FIRPTA. Because our shares will be publicly traded, however, no assurance can be given that we will be, or that if we are, that we will remain, a domestically controlled REIT.

        In the event that we do not constitute a domestically controlled REIT, a non-U.S. shareholder's sale of our common shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) our common shares are "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and (2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less of our outstanding shares at all times during a specified testing period.

        If gain on the sale of our common shares were subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

        Gain from the sale of our common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (1) if the non-U.S. shareholder's investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Backup Withholding and Information Reporting

        We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. shareholder may be subject to backup withholding, with respect to dividends paid, unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. shareholder who fails to certify their non-foreign status.

        We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common shares within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common shares conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Foreign Accounts

        Withholding taxes may be imposed (at a 30% rate) on U.S. source payments made after June 30, 2014 to "foreign financial institutions" and certain other non-U.S. entities and on certain disposition proceeds of U.S. securities realized after December 31, 2016. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders (as defined above) who own shares of our common shares through foreign accounts or foreign intermediaries and certain non-U.S. shareholders. The withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Alternatively, if the foreign financial institution is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, it must comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding these withholding rules.

State, Local and Foreign Taxes

        We and our subsidiaries and shareholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or we transact business, own property or reside. We will likely own interests in properties located in a number of jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our shareholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by us would not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective shareholders should consult their tax advisor regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common shares.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our shareholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common shares.

 ERISA CONSIDERATIONS

        A fiduciary of a pension, profit sharing, retirement or other employee benefit plan, or plan, subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, should consider the fiduciary standards under ERISA in the context of the plan's particular circumstances before authorizing an investment of a portion of such plan's assets in common shares. Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan ("parties in interest" within the meaning of ERISA, "disqualified persons" within the meaning of the Code). Thus, a plan fiduciary considering an investment in our common shares also should consider whether the acquisition or the continued holding of the common shares might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the U.S. Department of Labor, or the DOL.

        The DOL has issued final regulations (as modified by Section 3(42) of ERISA, the DOL Regulations) as to what constitutes assets of an employee benefit plan under ERISA. Under the DOL Regulations, if a plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the 1940 Act, the plan's assets would include, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). The common shares are being sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

        The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We expect the common shares to be "widely held" upon the completion of this offering and the formation transactions.

        The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." We believe that the restrictions imposed under our declaration of trust on the transfer of our common shares are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of common shares to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL will not reach a contrary conclusion.

        Assuming that our common shares will be "widely held" and "freely transferable," we believe that our common shares will qualify as publicly offered securities for purposes of the DOL Regulations and that our assets should not be deemed to be "plan assets" of any plan that invests in our common shares. However, no assurance can be given that this will be the case.

        Each holder of our common shares will be deemed to have represented and agreed that its purchase and holding of such common shares (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

UNDERWRITING

        Subject to the terms and conditions set forth in the underwriting agreement dated                        ,        among us and our operating partnership and Jefferies LLC and Morgan Stanley & Co. LLC, as the representatives of the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of common shares shown opposite its name below:

Underwriters	Number of Common Shares
Jefferies LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Total

        The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers' certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the common shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and our operating partnership have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common shares, that you will be able to sell any of the common shares held by you at a particular time or that the prices that you receive when you sell will be favorable.

        The underwriters are offering the common shares subject to their acceptance of the common shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Underwriting Discount and Expenses

        The underwriters have advised us that they propose to offer the common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $            per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $            per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

        The following table shows the public offering price, the underwriting discount that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Common Share		Total
	Without option to purchase additional shares	With option to purchase additional shares	Without option to purchase additional shares	With option to purchase additional shares
Public offering price	$	$	$	$
Underwriting discount paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

        We estimate expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $            .

Determination of Offering Price

        Prior to this offering, there has not been a public market for our common shares. Consequently, the initial public offering price for our common shares will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

        We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Listing

        We intend to apply to have our common shares approved for listing on the NYSE under the trading symbol "NSA."

Stamp Taxes

        If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of            common shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discount. If the underwriters exercise this option to purchase additional shares, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional common shares proportionate to that underwriter's initial purchase commitment as indicated in the table above. This option to purchase additional shares may be exercised only if the underwriters sell more common shares than the total number set forth on the cover page of this prospectus.

No Sales of Similar Securities

        We, our operating partnership, our officers, trustees and holders of        % of our outstanding shares of beneficial interest on fully diluted basis (assuming that each OP unit is exchanged into a common share on a one-for-one basis) have agreed, subject to specified exceptions, not to directly or indirectly:

  •
  sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act, or

  •
  otherwise dispose of any common shares, options or warrants to acquire common shares, or securities exchangeable or exercisable for or convertible into common shares (including OP units and subordinated performance units) currently or hereafter owned either of record or beneficially, or

  •
  publicly announce an intention to do any of the foregoing for a period of      days after the date of this prospectus without the prior written consent of            .

        In addition, we have agreed with the underwriters that we will not agree to any transfer of any limited partner interest for one year following the completion of the offering without the consent of Jefferies LLC and Morgan Stanley & Co. LLC on behalf of the underwriters. This restriction terminates after the close of trading of the common shares on and including the       day after the date of this prospectus, in the case of us and our operating partnership, or the      day after the date of this prospectus, in the case of our officers, trustees and shareholders.

        Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the      -day period, in the case of us and our operating partnership, or the      -day period in the case of our officers, trustees and shareholders release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of common shares prior to the expiration of the lock-up period.

Stabilization Transactions

        The underwriters have advised us that they, pursuant to Regulation M under the Securities Act, and certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either "covered" short sales or "naked" short sales.

        "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option to purchase additional shares.

        "Naked" short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering.

        A stabilizing bid is a bid for the purchase of common shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the common shares. A syndicate covering transaction is the bid for or the purchase of common shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter's purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

        None of we, our operating partnership or any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or through online services maintained by one or more of the underwriters or their respective affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' Internet sites and any information contained in any other Internet sites maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Activities and Relationships

        The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common shares offered hereby. Any such short positions could adversely affect future trading prices of the common shares offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This offering document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the common shares may only be made to persons, or the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

        This offering document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of common shares may be made to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each person in a Relevant Member State who initially acquires any common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any common shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

        We, the representatives and their respective affiliates, will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

        This prospectus has been prepared on the basis that any offer of common shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common shares. Accordingly any person making or intending to make an offer in that Relevant Member State of common shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of common shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

        For the purpose of the above provisions, the expression "an offer to the public" in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in Hong Kong

        The common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the United Kingdom

        In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

 LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled "U.S. Federal Income Tax Considerations" is based on the opinion of Clifford Chance US LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Los Angeles, California.

 EXPERTS

        The consolidated financial statements and schedule of National Storage Affiliates Trust as of December 31, 2013 and for the period April 1, 2013 through December 31, 2013 and NSA Predecessor as of December 31, 2012, and for the period January 1, 2013 through March 31, 2013 and the year ended December 31, 2012, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined statements of revenue and certain expenses of (i) the properties known as Northwest 2013 Properties for the period from January 1 through the respective acquisition dates by National Storage Affiliates Trust ("NSA") (which is described in Note 3 of such financial statements) during the year ended 2013 and for the years ended December 31, 2012 and 2011 (ii) the properties known as Optivest 2013 Properties for the period from January 1 through the respective acquisition dates by NSA during the year ended 2013 (which is described in Note 3 of such financial statements) and for the years ended December 31, 2012 and 2011 (iii) the properties known as Northwest 2014 Properties for the years ended December 31, 2013 and 2012 (iv) the properties known as Optivest 2014 Properties for the years ended December 31, 2013 and for the period from the later of January 1, 2012 or Optivest's respective acquisition date through December 31, 2012 (which is described in Note 4 of such financial statements) (v) the properties known as Guardian Properties for the years ended December 31, 2013 and 2012 (vi) the properties known as Storage Solutions Properties for the year ended December 31, 2013 (vii) the properties known as All Stor Properties for the period from the later of March 4, 2013 or All Stor's respective acquisition date through December 31, 2013(which is described in Note 4 of such financial statements) (viii) the properties known as Move It Properties for the year ended December 31, 2013 (ix) the properties known as Shreveport Properties for the year ended December 31, 2013 (x) the property known as the North 10 Property for the for the years ended December 31, 2013 and (xi) the property known as the LBJ Property for the year ended December 31, 2013 all included in this prospectus have been so included in reliance on the report of EKS&H LLLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Index to Financial Statements

National Storage Affiliates Trust and Predecessor

Page
National Storage Affiliates Trust Unaudited Pro Forma Condensed Consolidated Financial Information
Overview	F-3
Balance Sheet of NSA as of September 30, 2014	F-6
Statement of Operations of NSA for the nine months ended September 30, 2014	F-7
Statement of Operations of NSA for the year ended December 31, 2013	F-8
Notes to Pro Forma Financial Statements	F-9
Historical Consolidated and Combined Financial Statements
Reports of Independent Registered Public Accounting Firm	F-21
Balance Sheets of NSA as of December 31, 2013 and NSA Predecessor as of December 31, 2012	F-23

Statements of Operations of NSA for the period from April 1, 2013 through December 31, 2013, NSA Predecessor for the period from January 1, 2013 through March 31, 2013 and NSA Predecessor for the year ended December 31, 2012

F-24

Statements of Changes in Equity (Deficit) of NSA for the period from April 1, 2013 through December 31, 2013, NSA Predecessor for the period from January 1, 2013 through March 31, 2013 and NSA Predecessor for the year ended December 31, 2012

F-25

Statements of Cash Flows of NSA for the period from April 1, 2013 through December 31, 2013, NSA Predecessor for the period from January 1, 2013 through March 31, 2013 and NSA Predecessor for the year ended December 31, 2012

F-26
Notes to Financial Statements	F-28
Financial Statement Schedule
Schedule III, Real Estate and Accumulated Depreciation as of December 31, 2013	F-53
Historical Unaudited Interim Condensed Consolidated and Combined Financial Statements
Balance Sheets of NSA as of September 30, 2014 and December 31, 2013	F-56
Statements of Operations of NSA for the nine months ended September 30, 2014 and the six months ended September 30, 2013, and NSA Predecessor for the three months ended March 31, 2013	F-57
Statements of Comprehensive Loss of NSA for the nine months ended September 30, 2014 and the six months ended September 30, 2013, and NSA Predecessor for the three months ended March 31, 2013	F-58
Statement of Changes in Equity of NSA for the nine months ended September 30, 2014	F-59
Statements of Cash Flows of NSA for the nine months ended September 30, 2014 and the six months ended September 30, 2013, and NSA Predecessor for the three months ended March 31, 2013	F-60
Notes to Financial Statements	F-62
Historical Statements of Revenue and Certain Expenses of Acquisition Properties
Report of Independent Auditors	F-74
Northwest 2013 Properties, Period from January 1, 2013 Through the Respective Acquisition Dates by NSA During the Year Ended December 31, 2013, and for the Years Ended December 31, 2012 and 2011	F-75
Notes to Combined Statements of Revenue and Certain Expenses	F-76
Report of Independent Auditors	F-78
Optivest 2013 Properties, Period from January 1, 2013 Through the Respective Acquisition Dates by NSA During the Year Ended December 31, 2013, and for the Years Ended December 31, 2012 and 2011	F-79
Notes to Combined Statements of Revenue and Certain Expenses	F-80
Report of Independent Auditors	F-82

Page

Northwest 2014 Properties, Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA or September 30, 2014 (Unaudited), and for the Years Ended December 31, 2013 and 2012

F-83
Notes to Combined Statements of Revenue and Certain Expenses	F-84
Report of Independent Auditors	F-86

Optivest 2014 Properties, Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA or September 30, 2014 (Unaudited), for the Year Ended December 31, 2013, and the Period Commencing upon the Later of January 1, 2012 or Optivest's Respective Acquisition Date Through December 31, 2012

F-87
Notes to Combined Statements of Revenue and Certain Expenses	F-88
Report of Independent Auditors	F-91

Guardian Properties, Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA or September 30, 2014 (Unaudited), and for the Years Ended December 31, 2013 and 2012

F-92
Notes to Combined Statements of Revenue and Certain Expenses	F-93
Report of Independent Auditors	F-96
Storage Solutions Properties, Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and for the Year Ended December 31, 2013	F-97
Notes to Combined Statements of Revenue and Certain Expenses	F-98
Report of Independent Auditors	F-100

All Stor Properties, Interim Period from the Earlier of January 1, 2014 or All Stor's Respective Acquisition Date Through September 30, 2014 (Unaudited), and Period from the Later of March 14, 2013 or All Stor's Respective Acquisition Date Through December 31, 2013

F-101
Notes to Combined Statements of Revenue and Certain Expenses	F-102
Report of Independent Auditors	F-105
Move It Properties, Interim Period from January 1, 2014 Through September 4, 2014 (Unaudited), and for the Year Ended December 31, 2013	F-106
Notes to Combined Statements of Revenue and Certain Expenses	F-107
Report of Independent Auditors	F-109
Shreveport Properties, Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and for the Year Ended December 31, 2013	F-110
Notes to Combined Statements of Revenue and Certain Expenses	F-111
Report of Independent Auditors	F-113
North 10 Property, Interim Period from January 1, 2014 Through July 31, 2014 (Unaudited), and for the Year Ended December 31, 2013	F-114
Notes to Combined Statements of Revenue and Certain Expenses	F-115
Report of Independent Auditors	F-116
LBJ Property, Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and for the Year Ended December 31, 2013	F-117
Notes to Combined Statements of Revenue and Certain Expenses	F-118

NATIONAL STORAGE AFFILIATES TRUST
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        National Storage Affiliates Trust was organized in the state of Maryland on May 16, 2013 and is a fully integrated, self-administered and self-managed real estate investment trust focused on the self-storage sector. As used herein, "NSA", the "Company", "we", and "our" refers to National Storage Affiliates Trust and its consolidated subsidiaries, except where the context indicates otherwise. The Company intends to elect and qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2015. Through our controlling interest as the sole general partner in NSA OP, LP (the "OP"), the Company is focused on the ownership, operation and acquisition of self-storage properties in the United States. Upon completion of this offering and the formation transactions (see "The Formation and Structure of our Company" elsewhere in this prospectus), the Company will own 248 self-storage properties, which the Company refers to as its in-place portfolio. The Company's in-place portfolio is located in 16 states, comprises approximately 13.8 million rentable square feet and is configured in over 100,000 storage units.

        The Company's predecessor consists of SecurCare Portfolio Holdings, LLC and SecurCare Value Properties, Ltd. (collectively, "NSA Predecessor"), entities whose principal owner is the Company's chief executive officer. NSA Predecessor does not represent a single legal entity but a combination of these two legal entities under common control. For financial reporting purposes, NSA Predecessor contributions are classified as a reorganization of entities under common control whereby the contributed self-storage properties have been recorded in the Company's financial statements at NSA Predecessor's depreciated historical cost basis. The historical and pro forma financial information for NSA Predecessor's self-storage properties that is included in the pro forma financial statements for the time periods prior to the respective closing dates was derived from the accounting records of NSA Predecessor.

        The initial formation and capitalization of the Company resulted in the Company's aggregation of a portfolio of self-storage properties in exchange for OP units, subordinated performance units, the assumption of outstanding mortgage indebtedness and cash. In addition to NSA Predecessor, five other entities that are referred to as participating regional operators ("PROs") participated in the formation transactions during 2013 and 2014. For financial reporting purposes, the acquisitions from PROs are accounted for as business combinations and recorded in the Company's financial statements at fair value on the date of acquisition.

        The following table summarizes, by PRO, information relating to the value of the consideration issued in exchange for the self-storage properties that are included in our in-place portfolio (dollars in thousands).

	Number of		Value of the Consideration for Self-Storage Properties(1)
Portfolio by PRO	Properties	OP units/ subordinated performance units(2)	OP units/ subordinated performance units(3)	Net Liabilities Assumed	Cash(4)	Total
SecurCare Self Storage
NSA Predecessor properties	87		$	$183,284	$—	$
Noncontrolled properties	29			33,230	74,863
Northwest Self Storage	63			21,065	91,043
Optivest Properties	28			1,346	82,075
Guardian Storage Centers	27			85,334	59,836
Move It Self Storage	11			657	55,315
Storage Solutions	3			—	3,692

Total	248		$	$324,916	$366,824	$

(1)
Represents consideration issued for the 2013 Closed Acquisitions and the 2014 Closed Acquisitions and estimated consideration for the Probable Acquisitions.

(2)
The number of equity units includes OP units, subordinated performance units and LTIP units.

(3)
OP units and LTIP units have been valued for purposes of the table at the mid-point of the initial public offering price range shown on the cover page of this prospectus. As disclosed elsewhere in this prospectus, subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering, and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO. For purposes of this table, we have, however, valued the subordinated performance units based on our estimate that if such subordinated performance units were convertible into OP units as of September 30, 2014 each such unit would be convertible into                        OP units as of such date. The basis and assumptions underlying this estimate are described herein under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units."

(4)
Cash payments consist of $            paid to refinance seller debt, $            paid to third-party sellers, and $             paid to PRO investors.

        The accompanying unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 are derived from (i) the financial statements of the Company and NSA Predecessor, (ii) the statements of revenue and certain expenses for actual and probable acquisitions, and (iii) financial information regarding other acquisitions from third-party sellers.

        The unaudited pro forma condensed consolidated balance sheet as of September 30, 2014 gives effect to 10 self-storage property acquisitions closed between October 1, 2014 and November 15, 2014 and 34 self-storage properties under contract that are considered probable of acquisition and expected to close after November 15, 2014, as if these events had occurred on September 30, 2014. In addition to the historical results of operations of the Company, the unaudited pro forma condensed consolidated statements of operations (i) for the nine months ended September 30, 2014 give effect to all self-storage property acquisitions closed between January 1, 2014 and November 15, 2014 and 34 self-storage properties under contract that are considered probable of acquisition and expected to close after November 15, 2014 and (ii) for the year ended December 31, 2013 give effect to all self-storage property acquisitions closed between January 1, 2013 and November 15, 2014 and 34 self-storage properties under contract that are considered probable of acquisition and expected to close after November 15, 2014, as if all of these acquisitions had occurred on January 1, 2013. Additionally, the pro forma adjustments give effect to the following:

  •
  Completion of this offering of            common shares at an assumed offering price of $              per share (which is the mid-point of the price range shown on the cover page of this prospectus), resulting in net proceeds of $             million after deducting the underwriting discount and other offering costs payable by the Company;

  •
  A net reduction in interest expense related to indebtedness that has been repaid in connection with the formation transactions or will be repaid with the net proceeds of this offering, partially offset by an increase in interest expense that would have been incurred for periods that acquisitions are included in the pro forma results but excluded from the Company's historical financial statements;

  •
  Estimated incremental depreciation and amortization expense for periods that acquisitions are included in the pro forma results but excluded from the Company's historical statement of operations;

  •
  Estimated net change in supervisory and administrative fees that would have been incurred had the asset management agreements with NSA been in place;

  •
  Additional contractually required general and administrative expenses expected to be incurred as a publicly-held company;

  •
  Exclusion of the 22 self-storage properties from NSA Predecessor that have not been and will not be contributed to the Company; and

  •
  Allocation of noncontrolling interests as a result of the contribution of self-storage properties to the Company after September 30, 2014.

        In addition, certain of the self-storage properties in our portfolio may be reassessed for property tax purposes after the consummation of this offering and the formation transactions. Therefore, the amount of property taxes we pay in the future may change from what the Company, NSA Predecessor, our other PROs or third-party sellers have paid in the past. Given the uncertainty of the amounts involved, we have not included any property tax changes in our unaudited pro forma condensed consolidated financial statements.

        The Company's unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to the Company's unaudited pro forma condensed consolidated financial statements are based on available information and assumptions that the Company considers reasonable. The Company's unaudited pro forma condensed consolidated financial statements do not purport to (i) represent the Company's financial position had this offering and the actual and probable acquisitions subsequent to September 30, 2014 occurred on September 30, 2014; (ii) represent the Company's results of operations that would have actually occurred if this offering and the actual and probable acquisitions had occurred on January 1, 2013, or (iii) project the Company's financial position or results of operations as of any future date or for any future period, as applicable.

NATIONAL STORAGE AFFILIATES TRUST

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

SEPTEMBER 30, 2014

(Dollars in Thousands)

		Pro Forma Adjustments
		Acquisitions
				Offering Proceeds (D)	Other Adjustments			Pro Forma Combined
	NSA (A)	Closed (B)	Probable (C)
Assets
Self-storage properties	$744,270	$74,260	$164,351	$		$—			$982,881
Less accumulated depreciation	(34,179)	—	—			—			(34,179)

Self-storage properties, net	710,091	74,260	164,351			—			948,702
Cash and cash equivalents	9,237	—	—			—			9,237
Restricted cash	2,663	—	—			—			2,663
Debt issuance costs, net	6,567	275	—				(E)
Other assets, net	18,254	2,057	4,553			(5,215)	(F)

Total Assets	$746,812	$76,592	$168,904	$	$			$

Liabilities and Equity
Liabilities
Mortgages and notes payable	$537,744	$47,527	$75,556	$		($5,215)	(F)	$
						1,510	(G)
Accounts payable and accrued liabilities	11,634	—	—			—
Deferred revenue	3,900	—	—			—			3,900

Total Liabilities	553,278	47,527	75,556			(3,705)

Equity
Common shares of beneficial interest	—	—	—			—
Additional paid in capital	—	—				—
Retained earnings (deficit)	—	—	—				(E)
						(2,222)	(G)
							(H)

Total shareholders' equity	—	—
Noncontrolling interests	193,534	29,065				712	(G)
							(H)

Total Equity	193,534	29,065	93,348

Total Liabilities and Equity	$746,812	$76,592	$168,904	$	$			$

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NATIONAL STORAGE AFFILIATES TRUST

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2014

(Dollars in Thousands, Except Per Share Data)

		Pro Forma Adjustments
	NSA (AA)	Acquisitions (BB)	Other			Pro Forma Combined
Revenue
Rental revenue	$48,923	$38,993		$(38)	(CC)		$87,878
Other property-related revenue	1,316	1,701		—			3,017

Total revenue	50,239	40,694		(38)			90,895

Operating Expenses
Property operating expenses	18,665	13,952		(18)	(CC)		32,599
General and administrative	5,449	2,189		1,477	(DD)		9,227
				112	(EE)
Depreciation and amortization	15,311	—		8,537	(FF)		23,848

Total operating expenses	39,425	16,141		10,108			65,674

Income from operations	10,814	24,553		(10,146)			25,221
Other Income (Expense)
Interest expense	(16,648)	—			(GG)
					(HH)
Acquisition costs	(8,363)	—		8,363	(II)		—
Organizational and offering costs	(1,216)	—		1,216	(JJ)		—
Gain on sale of properties	1,427	—		(1,427)	(CC)		—

Net income (loss)	$(13,986)	$24,553	$			$

Less loss attributable to noncontrolling interests	13,986				(KK)

Net income (loss) attributable to the Company	$—					$

Pro forma earnings (loss) per share (basic & diluted)						$

Pro forma weighted average shares outstanding (basic & diluted)					(LL)		—

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NATIONAL STORAGE AFFILIATES TRUST

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(Dollars in Thousands, Except Per Share Data)

	NSA Predecessor Period From January 1, 2013 Through March 31, 2013 (MM)	NSA Period From April 1, 2013 Through December 31, 2013 (NN)
			Pro Forma Adjustments
			Excluded Properties (OO)	Acquisitions (PP)	Other		Note	Pro Forma Combined
Revenue
Rental revenue	$7,157	$32,078	$(626)	$72,005		$(237)	(CC)		$110,377
Other property-related revenue	147	782	(18)	2,573		(6)	(CC)		3,478

Total revenue	7,304	32,860	(644)	74,578		(243)			113,855

Operating Expenses
Property operating expenses	2,926	11,886	(400)	26,337		(103)	(CC)		40,646
General and administrative	511	4,149	(39)	4,014		2,469	(DD)		11,651
						547	(EE)
Depreciation and amortization	972	8,403	(64)	—		41,560	(FF)		50,871

Total operating expenses	4,409	24,438	(503)	30,351		44,473			103,168

Income from operations	2,895	8,422	(141)	44,227		(44,716)			10,687
Other Income (Expense)
Interest expense	(4,166)	(15,439)	—	—			(GG)
							(HH)
Acquisition costs	—	(3,383)	—	—		3,383	(II)		—
Organizational and offering costs	—	(50)	—	—		50	(JJ)		—
Non-operating income (expense)	18	(31)	—	—		—

Net income (loss)	$(1,253)	$(10,481)	$(141)	$44,227	$			$

Less (income) loss attributable to noncontrolling interests	—	10,481					(KK)

Net income (loss) attributable to the Company	$(1,253)	$—						$

Pro forma earnings (loss) per share (basic & diluted)								$

Pro forma weighted average shares outstanding (basic & diluted)							(LL)

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

        The Company is 100% owned by National Storage Affiliates Holdings, LLC ("Holdings"), an entity formed on February 13, 2013. The only assets of Holdings are 126,400 OP units in the OP and 1,000 common shares in the Company, which were issued for nominal consideration on June 7, 2013. While the OP was also formed on February 13, 2013, it did not commence operations until April 1, 2013. Holdings served as the general partner of the OP until June 7, 2013, when the Company was appointed as the sole general partner. Due to the existence of common control by Holdings, the Company is deemed to have commenced its operations concurrently with the April 1, 2013 date when the OP began its operations. As of September 30, 2014, Holdings owned 0.4% of the OP.

        Our consolidated financial statements include the accounts of the Company, the OP and their controlled subsidiaries. The equity interests of limited partners in the OP that are held by owners other than the Company are referred to as noncontrolling interests.

2. ADJUSTMENTS TO UNAUDITED PRO FORMA BALANCE SHEET

        (A) Historical Balance Sheet.    Represents the unaudited historical consolidated balance sheet of the Company as of September 30, 2014.

        (B) Subsequent Closed Acquisitions.    The Company acquired 10 self-storage properties for an aggregate purchase price of approximately $76.6 million (inclusive of $275,000 in debt issuance costs) between October 1, 2014 and November 15, 2014. The allocation of the purchase price shown in the table below is based on the Company's estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. Presented below is a summary that reflects the preliminary purchase price allocation to the assets acquired, liabilities incurred, and the fair value of limited partner interests issued to PROs and third-party sellers (dollars in thousands, except in footnote):

	PROs	Other	Total
Number of Properties Acquired	9	1	10

Assets Acquired
Self-storage properties
Land	$21,206	$808	$22,014
Buildings	45,439	1,731	47,170
Improvements and other	4,890	186	5,076

Total self-storage properties	71,535	2,725	74,260
Debt issuance costs(1)	275	—	275
Other assets, net	1,982	75	2,057

Total assets acquired	$73,792	$2,800	$76,592

Liabilities Incurred
Mortgage notes assumed	$3,933	$—	$3,933
Mortgage payable(1)	15,828	—	15,828
Credit facility borrowings	26,266	1,500	27,766

Mortgages and notes payable	46,027	1,500	47,527

Equity Issued
Limited partner interests	27,765	1,300	29,065

Total liabilities incurred and equity issued	$73,792	$2,800	$76,592

(1)
In connection with the acquisition of two self-storage properties from a PRO on October 8, 2014, NSA entered into a 10-year mortgage that provides for interest at 4.34% per annum. We have also given pro forma effect to the payment of $275,000 for debt issuance costs to obtain this mortgage.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. ADJUSTMENTS TO UNAUDITED PRO FORMA BALANCE SHEET (Continued)

        (C) Probable Acquisitions.    Reflects the acquisition of 34 self-storage properties under contract that are considered probable of acquisition and expected to close after November 15, 2014. The allocation of purchase price shown in the table below is based on the Company's best estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired. Presented below is a summary of the preliminary purchase price allocation to the assets expected to be acquired, the liabilities expected to be incurred, the proceeds from this offering expected to be paid, and the fair value of limited partner interests expected to be issued to PROs and third-party sellers (dollars in thousands):

	PROs	Other	Total
Number of Properties Acquired	15	19	34

Assets Acquired
Self-storage properties
Land	$25,116	$23,605	$48,721
Buildings	53,817	50,578	104,395
Improvements and other	5,792	5,443	11,235

Total self-storage properties	84,725	79,626	164,351
Other assets, net	2,347	2,206	4,553

Total assets acquired	$87,072	$81,832	$168,904

Liabilities Incurred
Mortgage notes assumed	$24,169	$30,075	$54,244
Credit facility borrowings	15,462	5,850	21,312

Mortgages and notes payable	39,631	35,925	75,556

Equity Issued
Additional paid in capital(1)
Limited partner interests

Total equity issued	47,441	45,907	93,348

Total liabilities incurred and equity issued	$87,072	$81,832	$168,904

(1)
Represents the portion of the net proceeds from this offering expected to be paid to PROs and third-party sellers. See Note D for an explanation of the net proceeds from this offering.

        (D) Offering.    In connection with this offering, the Company expects to issue            common shares at an assumed offering price of $        per share (which is the mid-point of the price range shown on the cover page of this prospectus), resulting in gross proceeds of approximately $         million and net proceeds of approximately $             million, after deducting the underwriting discount and other offering costs payable by the Company. We expect such offering costs to total approximately $            , of which $1.5 million had been incurred as of September 30, 2014 and is included in other assets as deferred offering costs on the historical balance sheet as of that date. All deferred offering costs, along with all other costs of this offering, are charged to additional paid in capital upon completion of this offering. As of September 30, 2014, deferred offering costs of $774,000 had been paid and pro forma effect is given for the payment of the remainder of such costs of $761,000 that was included in accounts payable and accrued liabilities in the Company's balance sheet as of September 30, 2014.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. ADJUSTMENTS TO UNAUDITED PRO FORMA BALANCE SHEET (Continued)

        The Company intends to contribute the net proceeds of this offering to the OP, which it expects will subsequently use the net proceeds as follows:

  •
  approximately $     million to acquire     self-storage properties included in the Company's in-place portfolio;

  •
  approximately $     million to repay in full the Company's US Bank senior term loans, its unsecured term loan, and its mezzanine loan (including a prepayment penalty); and

  •
  approximately $         million to pay down the Company's revolving line of credit.

        The net proceeds remaining after the uses described above will be used for general corporate and working capital purposes. If the offering price is below the mid-point of the price range shown on the cover page of this prospectus, or if the Company sells fewer shares than are set forth on the cover page of this prospectus, repayment of the Company's revolving line of credit will be correspondingly reduced. The completion of this offering is considered a capital event under the terms of our unsecured term loan; accordingly, the $50.0 million unsecured term loan is required to be repaid from the proceeds of this offering.

        The prepayment penalty associated with the mezzanine loan described above is reflected as a charge to retained earnings of $            in the unaudited pro forma condensed consolidated balance sheet.

        (E) Debt Issuance Costs.    In connection with this offering, the Company will repay its US Bank senior term loans, its unsecured term loan, and its mezzanine loan, which will require a charge to eliminate the unamortized debt issuance costs associated with this debt. This adjustment is reflected as a reduction in debt issuance costs of $            and as a charge to retained earnings of $            in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2014.

        (F) Acquisition Advances.    As of September 30, 2014, the Company had advanced $5.2 million of the consideration related to the acquisition of eight self-storage properties from a PRO. Subsequent to September 30, 2014, $2.7 million of this amount was applied to partially offset the purchase price the Company paid in connection with the acquisition of five self-storage properties discussed in Note B. The remainder of the advance of $2.5 million will be applied to partially offset the purchase price the Company will pay in connection with the acquisition of three self-storage properties discussed in Note C. Accordingly, a pro forma adjustment is reflected to give effect to reduced other assets, net and reduce the borrowings under the Company's revolving line of credit necessary to finance these acquisitions.

        (G) Acquisition Expenses.    The Company expects to incur aggregate transaction costs of $2.2 million in connection with the closed acquisitions discussed in Note B and the probable acquisitions discussed in Note C. Acquisition costs are primarily comprised of consulting fees incurred to identify, qualify and close acquisitions. Accordingly, the transaction costs related to actual and probable acquisitions after September 30, 2014 are reflected as a charge to retained earnings of $2.2 million. Acquisition expenses of $712,000 will be settled through the issuance of LTIP units that will result in an increase in noncontrolling interests, and the remaining $1.5 million of acquisition costs will be paid with proceeds from borrowings under the Company's revolving line of credit and results in an increase in mortgages and notes payable in the unaudited pro forma condensed consolidated balance sheet as of September 30, 2014.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. ADJUSTMENTS TO UNAUDITED PRO FORMA BALANCE SHEET (Continued)

        (H) Noncontrolling Interests Allocation.    Reflects the pro forma noncontrolling interests of NSA related to the pro forma adjustments for the prepayment penalty discussed in Note D, the write-off of debt issuance costs discussed in Note E, and the acquisition expenses discussed in Note F. These pro forma adjustments have been allocated between NSA's retained earnings and the noncontrolling interests based upon the noncontrolling interests of      % as shown in Note KK.

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

        The adjustments to the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

        (AA) 2014 Historical Statement of Operations. Reflects the unaudited historical condensed consolidated statement of operations of the Company for the nine months ended September 30, 2014.

        (BB) Impact of Acquisitions for 2014. During the period from January 1, 2014 through November 15, 2014, the Company acquired 78 self-storage properties for an aggregate purchase price of $459.5 million (collectively referred to as the "2014 Closed Acquisitions"). The 2014 Closed Acquisitions consist of (i) 57 self-storage properties acquired from PROs for an aggregate purchase price of approximately $366.4 million and (ii) 21 self-storage properties acquired from third-party sellers for an aggregate purchase price of approximately $93.1 million.

        As of November 15, 2014, there were 34 self-storage properties that the Company had under contract that are considered probable of acquisition and expected to close for an aggregate purchase price of approximately $168.9 million (the "Probable Acquisitions"). The Probable Acquisitions consist of (i) 15 self-storage properties expected to be acquired from PROs for an aggregate purchase price of approximately $87.1 million and (ii) 19 self-storage properties expected to be acquired from third-party sellers for an aggregate purchase price of approximately $81.8 million.

        The table below reflects the revenue and certain expenses for the nine months ended September 30, 2014, consisting of the following: (i) for those self-storage properties included in the 2014 Closed Acquisitions that closed during the nine months ended September 30, 2014, results are included for the period from January 1, 2014 through their respective date of acquisition and (ii) for those self-storage properties included in the 2014 Closed Acquisitions that did not close during the nine

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

months ended September 30, 2014 and for all of the Probable Acquisitions, the results are included for the full nine months ended September 30, 2014 (dollars in thousands).

	Northwest(1)	Optivest(1)	Guardian(1)	Move It(1)	Storage Solutions(1)	All Stor(1)	Shreve Storage(1)	LBJ(1)	North 10(1)	Other(2)	Total
Number of properties	26	13	26	9	3	12	5	1	1	16	112
Revenue
Rental revenue	$5,597	$3,551	$14,473	$3,951	$1,266	$4,575	$1,562	$245	$342	$3,431	$38,993
Other property-related revenue	146	104	839	55	14	276	14	11	1	241	1,701

Total revenue	5,743	3,655	15,312	4,006	1,280	4,851	1,576	256	343	3,672	40,694

Direct Operating Expenses
Property operating expenses	1,845	1,288	5,100	1,652	413	1,622	486	120	181	1,245	13,952
Supervisory and administrative fees(3)	343	188	899	—	77	291	179	20	—	192	2,189

Total operating expenses	2,188	1.476	5,999	1,652	490	1,913	665	140	181	1,437	16,141

Excess of Revenue over Direct Operating Expenses	$3,555	$2,179	$9,313	$2,354	$790	$2,938	$911	$116	$162	$2,235	$24,553

(1)
This information is derived from the statement of revenues and certain expenses prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act.

(2)
The information set forth in this column reflects management's estimate of the revenues and expenses for each property for the period of January 1, 2014 through the respective date of acquisition. Management's estimates of revenue and expenses are based on accounting and financial information provided by each seller to the Company as part of management's standard due diligence process in connection with the acquisition of such properties, as well as the actual revenues and expenses of such properties after the respective date of acquisition.

(3)
The Company has entered into agreements with affiliates of the PROs (including NSA Predecessor) to continue providing supervisory and administrative services related to the self-storage properties under NSA ownership. Under the asset management agreements, the Company pays a fee ranging from 5% to 6% of gross revenue for the related self-storage properties. These supervisory and administrative fees are included in general and administrative expenses in the Company's financial statements. See Note EE for pro forma adjustments that give effect to the NSA supervisory and administrative agreements as if such agreements had been entered into on January 1, 2013.

        The direct operating expenses shown above exclude depreciation of self-storage properties, amortization of customer in-place leases and interest expense on borrowings required to finance the 2014 Closed Acquisitions and the Probable Acquisitions. Accordingly, the pro forma adjustments discussed under Notes FF, GG and HH give effect to these excluded expenses.

        (CC) Impact of Property Disposition. The Company's historical financial statements include revenue and property operating expenses related to one property that was disposed of in May 2014. Pro forma adjustments have been reflected to eliminate revenue, property operating expenses and the gain on sale from this property.

        (DD) Incremental General and Administrative Costs.    Additional general and administrative costs we expect to incur as a result of becoming a public company include, but are not limited to incremental salaries and benefits, board of trustees' fees and expenses, directors and officers insurance, incremental

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

audit, tax and legal fees, transfer agent fees and other expenses related to corporate governance, SEC reporting and other compliance matters. We estimate that these costs will result in general and administrative expenses of approximately $             million per year. As we have not yet entered into contracts with third-parties to provide all of the services included within this estimate, approximately $            of the estimated expenses do not appear in the accompanying pro forma condensed consolidated statements of operations. Amounts corresponding to services and expenses under contract have been reflected as an adjustment of            in the pro forma condensed consolidated statements of operations as additional general and administrative expenses, without duplication, to the general and administrative expenses appearing in the historical consolidated statement of operations.

        (EE) Supervisory and Administrative Fees. The Company has entered into agreements with affiliates of the PROs (including NSA Predecessor) to continue providing supervisory and administrative services related to the self-storage properties under NSA ownership. Under the asset management agreements, the Company pays a fee ranging from 5% to 6% of gross revenue for the related self-storage properties. These supervisory and administrative fees are included in general and administrative expenses in the Company's historical financial statements commencing on the date such asset management agreements were entered into. A pro forma adjustment has been reflected to eliminate the supervisory and administrative fees actually charged in the historical statements of operations prior to the date such asset management agreements were entered into and to instead apply the contractual fees under such asset management agreements as if such asset management agreements had been entered into on January 1, 2013 and the contractual rates thereunder had been applied to the gross revenues of all 248 self-storage properties in the Company's in-place portfolio. For the nine months ended September 30, 2014, the actual supervisory and administrative fees from the Company's historical condensed consolidated statement of operations and those derived from pro forma adjustments for acquisitions amounted to $5.1 million compared to $5.2 million using the contractual rates under such asset management agreements, a difference of $112,000. For the year ended December 31, 2013, the actual supervisory and administrative fees from the Company's historical condensed consolidated statement of operations and those derived from pro forma adjustments for acquisitions amounted to $6.0 million compared to $6.5 million using the contractual rates under such asset management agreements. Accordingly, pro forma adjustments for the incremental increase in fees of $112,000 and $547,000 are reflected for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively. These increases are primarily due to an increase in the number of self-storage properties incurring supervisory and administrative fees from 237 on a historical basis to 248 on a pro forma basis.

        (FF) Incremental Depreciation and Amortization. In connection with the 2014 Closed Acquisitions and the Probable Acquisitions discussed in Note BB, pro forma adjustments for incremental

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

depreciation of self-storage properties and amortization of customer in-place leases are as follows for the nine months ended September 30, 2014 (dollars in thousands):

	Depreciation	Amortization of Customer In-Place Leases(3)	Total
2014 Closed Acquisitions
Closed during the nine months ended September 30, 2014(1)	$5,724	$(2,590)	$3,134
Closed after September 30, 2014(2)	1,682	—	1,682
Probable Acquisitions(2)	3,721	—	3,721

Total	$11,127	$(2,590)	$8,537

(1)
Incremental depreciation calculated for the period from January 1, 2014 until the respective closing date for each acquisition.

(2)
Incremental depreciation calculated for the entire nine months ended September 30, 2014.

(3)
Customer in-place leases are amortized over 12 months. Because all acquisitions are given pro forma effect as of January 1, 2013, all amortization related to customer in-place leases is reflected in 2013 and the historical amortization has been eliminated for the nine months ended September 30, 2014.

        In connection with the 2013 Closed Acquisitions discussed in Note PP, and the 2014 Closed Acquisitions and the Probable Acquisitions discussed in Note BB, a pro forma adjustment for incremental depreciation of self-storage properties and incremental amortization of customer in-place leases are as follows for the year ended December 31, 2013:

	Depreciation	Amortization of Customer In-Place Leases(3)	Total
2013 Closed Acquisitions(1)	$3,055	$2,781	$5,836
2014 Closed Acquisitions(2)
Closed during the nine months ended September 30, 2014	11,223	10,687	21,910
Closed after September 30, 2014	2,242	2,057	4,299
Probable Acquisitions(2)	4,962	4,553	9,515

Total	$21,482	$20,078	$41,560

(1)
Incremental depreciation and amortization calculated for the period from January 1, 2013 until the respective closing date for each acquisition.

(2)
Incremental depreciation and amortization calculated for the entire year ended December 31, 2013.

(3)
Customer in-place leases are amortized over 12 months. Because all acquisitions have been given pro forma effect as of January 1, 2013, customer in-place leases are fully amortized during the year ended December 31, 2013.

        (GG) Interest Expense.    Pro forma adjustments for interest expense are required to reflect the pro forma debt structure for all self-storage properties as if they had been incurred for the entirety of the applicable periods. The Company made the following assumptions: (i) for mortgage loans that were or will be assumed in connection with the acquisition of a specific self-storage properties, interest expense has been computed based on the fair value of the mortgage loans (with rates ranging from 2.20% to 5.00% per annum) as determined on the respective acquisition dates for the 2013 Closed Acquisitions

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

and 2014 Closed Acquisitions and November 15, 2014 for the Probable Acquisitions, (ii) for mortgage loans that were originated in connection with the acquisition of specific self-storage properties, interest expense has been computed based on the princial amount of the mortgage loan (with rates ranging from            % to            % per annum) on the respective origination dates, (iii) for all indebtedness outstanding as of January 1, 2013 or indebtedness subsequently incurred that has been repaid in connection with formation transactions or that will be repaid with the proceeds of this offering, the Company assumed that repayment occurred as of January 1, 2013 The Company further assumed that the Probable Acqusitions and repayment of indebtedness in connection with the formation transactions would be funded with borrowings under the Company's term loan until fully drawn for $             million, and the Company's revolving line of credit would be utilized for the remainder of the Company's funding requirements. As of November 15, 2014, the Company had borrowed $154.7 million under its secured revolving line of credit and $144.6 million under its term loan to finance the 2014 Closed Acquisitions.

        Presented below is a summary of the pro forma adjustment to interest expense for the nine months ended September 30, 2014 and for the year ended December 31, 2013 (dollars in thousands):

Pro Forma Interest Expense
	Pro Forma Borrowings(1)	Effective Interest Rate		Nine Months Ended September 30, 2014	Year Ended December 31, 2013
Mortgages maturing between 2015 and 2024
Assumed during 2013	$		%	$	$
Originated during 2013			%
Assumed during nine months ended September 30, 2014			%
Originated after September 30, 2014			%
Assumed after September 30, 2014			%
Probable mortgage assumptions			%
Credit facility:
Revolving line of credit			%
Term loan(2)			%

Total(3)	$			$	$

Historical interest expense, net of debt issue costs

Pro forma adjustment for interest expense				$	$

(1)
Represents historical borrowings as of September 30, 2014, after giving effect to pro forma adjustments (B), (C), (D), (F) and (G).

(2)
As of September 30, 2014, the Company has entered into interest rate swaps that fix the interest rate on $          million of the term loan at 2.91% and $          million at 3.78%. The remaining $          million of borrowings under the term loan are at a variable rate of 1.65% as of September 30, 2014. The weighted average effective rate as of September 30, 2014 was 2.52%.

(3)
A one-eighth percent change in the variable rate pro forma borrowings under the Company's Credit Facility would result in incremental interest expense of $            for the nine months ended September 30, 2014 and $            for the year ended December 31, 2013.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

        (HH) Amortization of Debt Issuance Costs.    The Company incurred debt issuance costs of $4.1 million in connection with the credit facility and $0.8 million in connection with the unsecured term loan entered into on April 1, 2014. Additionally, as discussed in Note D, the Company intends to repay its US Bank senior term loans, its unsecured term loan, and its mezzanine loan (including a prepayment penalty). Amortization of the debt issuance costs related to loans that have been repaid in connection with the formation transactions and loans that will be repaid with the proceeds of this offering have been eliminated as a pro forma adjustment. Presented below is the pro forma impact on amortization of debt issuance costs for the nine months ended September 30, 2014 and the year ended December 31, 2013 (dollars in thousands):

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
Eliminate historical amortization for loans repaid in 2013 in connection with formation transactions(1)
Lender participation mortgage		$—	$
Senior term loan		—
Eliminate historical amortization for loans repaid with the net proceeds of this offering(2)
US Bank term loan
Unsecured term loan
Mezzanine loan
Pro forma amortization for loans originated after January 1, 2013(3)
Revolving line of credit
Term loan
Originated mortgages
Assumed mortgages

Pro forma adjustment	$		$

(1)
Historical amortization is for the period from January 1, 2013 through the date the loan was repaid in connection with formation transactions.

(2)
For the nine months ended September 30, 2014, historical amortization was recognized for the entire nine month period. For the year ended December 31, 2013, historical amortization was recognized from the respective origination or assumption date through December 31, 2013.

(3)
For the nine months ended September 30, 2014, pro forma amortization was computed for the period from January 1, 2014 through the respective origination date. For the year ended December 31, 2013, pro forma amortization was computed for the period from January 1, 2013 through the earlier of the respective origination (or assumption) date or December 31, 2013.

        (II) Elimination of Acquisition Costs.    The Company's historical statements of operations include costs related to acquisitions accounted for as business combinations of $8.4 million for the nine months ended September 30, 2014 and $3.4 million for the year ended December 31, 2013. Because these acquisition costs are directly related to acquisitions to which we give pro forma effect, a pro forma adjustment is reflected to remove these costs from the pro forma condensed combined and consolidated statement of operations.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

        (JJ) Elimination of Organizational and Offering Costs.    The Company's historical financial statements include organizational and offering costs of $1.2 million for the nine months ended September 30, 2014 and $50,000 for the year ended December 31, 2013. Because these organizational and offering costs are directly related to this offering to which we give pro forma effect, a pro forma adjustment is reflected to remove these costs from the pro forma condensed combined and consolidated statement of operations.

        (KK) Net Income (Loss) Attributable Noncontrolling Interest.    Giving pro forma effect to the formation transactions and this offering, the noncontrolling interests' share of the Company's net income (loss) would have been reduced from 100% to        % for the nine months ended September 30, 2014 and        % for the year ended December 31, 2013. Accordingly, a pro forma adjustment is reflected to reduce the net income (loss) attributable to noncontrolling interests by $             million for the nine months ended September 30, 2014 and $             million for the year ended December 31, 2013.

        Accordingly, a pro forma adjustment is reflected to reduce the (income) loss attributable to noncontrolling interests by $             million for the nine months ended September 30, 2014 and $             million for the year ended December 31, 2013.

        (LL) Earnings Per Share.    The following is a summary of the elements used in calculating pro forma basic and diluted earnings (loss) per common share for the nine months ended September 30, 2014 and the year ended December 31, 2013 (dollars in thousands, except per share amounts):

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
Pro forma combined net income (loss)	$		$
Less (income) loss attributable to noncontrolling interests

Net income (loss) attributable to common shareholders	$		$

Pro forma weighted average shares outstanding, basic
Pro forma weighted average shares outstanding, diluted
Pro forma combined earnings (loss) per share, basic		$—		$—
Pro forma combined earnings (loss) per share, diluted		$—		$—

        The holders of OP units are not entitled to elect redemption until one year after the closing of this offering. Following such one year period, the Company will have the ability to satisfy the redemption request by issuing common shares on a one-for-one basis or the payment of cash, solely at the option of the Company. As disclosed under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units," subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO which holds such subordinated performance units. Consequently, subordinated performance units will not initially be taken into account in calculating our earnings allocable to common shareholders or our diluted earnings per share.

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

        Presented below is the calculation of pro forma basic and diluted weighted average common shares outstanding:

	Basic	Diluted
Historical common shares outstanding	1,000	1,000
Common shares issued in this offering

Total common shares
Common share equivalents (issued through this offering)
OP Units(1)

Weighted average shares outstanding

(1)
Includes                        OP units issuable upon conversion of                        outstanding LTIP units. In addition, excludes any OP units issuable upon conversion of outstanding subordinated performance units. As disclosed under "Limited Partnership Agreement of our Operating Partnership—Conversion of Subordinated Performance Units into OP Units," subordinated performance units are only convertible into OP units, beginning two years following the completion of this offering and then only upon (i) the achievement of certain performance thresholds relating to the properties to which such subordinated performance units relate or (ii) upon a retirement event of a PRO which holds such subordinated performance units. Consequently, subordinated performance units will not initially be taken into account in calculating our earnings allocable to common shareholders or our diluted earnings per share.

        (MM) 2013 NSA Predecessor Historical Statement of Operations.    Reflects the historical consolidated and combined statement of operations of NSA Predecessor for the period from January 1, 2013 through March 31, 2013.

        (NN) 2013 NSA Historical Statement of Operations.    Reflects the historical consolidated statement of operations of the Company for the period from commencement of operations (April 1, 2013) through December 31, 2013. The formation transactions related to NSA Predecessor were accounted for as a reorganization of entities under common control whereby the operating results of all self-storage properties acquired from NSA Predecessor are included in the Company's financial statements beginning in April 1, 2013.

        (OO) Excluded Properties.    For the period from January 1, 2013 through March 31, 2013, NSA Predecessor's consolidated and combined statement of operations includes the operating results for 22 self-storage properties with a net carrying value of $12 million as of March 31, 2013 that have not been and will not be contributed to the Company. Accordingly, a pro forma adjustment has been reflected to eliminate operating results directly attributable to these 22 self-storage properties.

        (PP) Impact of Acquisitions for 2013.    Between April 1, 2013 and December 31, 2013, the Company closed on acquisitions of 49 self-storage properties for a total purchase price of $195.8 million (collectively referred to as the "2013 Closed Acquisitions"). The 2013 Closed Acquisitions include 43 self-storage properties acquired from PROs for an aggregate purchase price of $169.2 million and 6 self-storage properties from third-party sellers for $26.6 million. These acquisitions were accounted for as business combinations whereby the Company's historical results of operations for the year ended December 31, 2013 only include such properties for periods after the respective acquisition dates.

        The table below reflects the revenue and certain expenses for the year ended December 31, 2013, consisting of the following: (i) for those self-storage properties included in the 2013 Closed

NATIONAL STORAGE AFFILIATES TRUST

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. ADJUSTMENTS TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS (Continued)

Acquisitions, results are included for the period from January 1, 2013 through the respective closing dates of each acquisition, and (ii) for all of the 2014 Closed Acquisitions and the Probable Acquisitions, the results are included for the entire year ended December 31, 2013 (dollars in thousands).

	Northwest Properties(1)		Optivest Properties(1)
							Storage Solutions(1)
	2013	2014	2013	2014	Guardian(1)	Move It(1)		All Stor(1)	Shreveport(1)	LBJ(1)	North 10(1)	Other(2)	Total
Number of properties	31	26	11	13	26	9	3	12	5	1	1	23	161
Revenue
Rental revenue	$5,461	$11,176	$2,991	$6,451	$21,000	$5,501	$1,649	$3,698	$2,109	$322	$568	$11,079	$72,005
Other property-related revenue	51	235	183	166	1,119	81	23	131	2	7	6	569	2,573

Total revenue	5,512	11,411	3,174	6,617	22,119	5,582	1,672	3,829	2,111	329	574	11,648	74,578

Direct Operating Expenses
Property operating expenses	1,715	3,778	1,330	2,445	7,363	2,688	573	1,216	590	160	257	4,222	26,337
Supervisory and administrative fees	328	663	204	335	1,196	—	101	230	246	27	—	684	4,014

Total operating expenses	2,043	4,441	1,534	2,780	8,559	2,688	674	1,446	836	187	257	4,906	30,351

Excess of Revenue over Direct Operating Expenses	$3,469	$6,970	$1,640	$3,837	$13,560	$2,894	$998	$2,383	$1,275	$142	$317	$6,742	$44,227

(1)
This information is derived from the statement of revenues and certain expenses prepared for the purposes of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act.

(2)
The information available at the time of acquisition of the properties. Accordingly, the information set forth in this column reflects management's estimate of the revenues and expenses for each property for the period of January 1, 2013 through the respective date of acquisition. Management's estimates of revenue and expenses are based on accounting and financial information provided by each seller to the Company as part of management's standard due diligence process in connection with the acquisition of such properties, as well as the actual revenues and expenses of such properties after the respective date of acquisition.

(3)
The Company has entered into agreements with affiliates of the PROs (including NSA Predecessor) to continue providing supervisory and administrative services related to the self-storage properties under NSA ownership. Under the asset management agreements, the Company pays a fee ranging from 5% to 6% of gross revenue for the related self-storage properties. See Note EE for pro forma adjustments that give effect to the NSA supervisory and administrative agreements as if such agreements had been entered into on January 1, 2013.

        The direct operating expenses shown above exclude depreciation of self-storage properties, amortization of customer in-place leases and interest expense on borrowings required to finance the acquisitions. Accordingly, the pro forma adjustments discussed under Notes FF, GG and HH give effect to these excluded expenses.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholder
National Storage Affiliates Trust:

        We have audited the accompanying consolidated balance sheet of National Storage Affiliates Trust (the Company) as of December 31, 2013, and the related consolidated statements of operations, changes in equity (deficit), and cash flows for the period from April 1, 2013 through December 31, 2013. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule, Schedule III—Real Estate and Accumulated Depreciation. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Storage Affiliates Trust as of December 31, 2013, and the results of their operations and their cash flows for the period from April 1, 2013 through December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Denver, Colorado
November 25, 2014

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholder
National Storage Affiliates Trust:

        We have audited the accompanying combined balance sheet of NSA Predecessor as of December 31, 2012, and the related combined statements of operations, changes in equity (deficit), and cash flows for the period from January 1, 2013 through March 31, 2013, and for the year ended December 31, 2012. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of NSA Predecessor as of December 31, 2012, and the results of their operations and their cash flows for the period from January 1, 2013 through March 31, 2013, and for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado
November 25, 2014

National Storage Affiliates Trust and NSA Predecessor

Consolidated and Combined Balance Sheets

(dollars in thousands)

	NSA December 31, 2013	NSA Predecessor December 31, 2012
ASSETS
Real estate
Self-storage properties	$370,698	$190,987
Less accumulated depreciation	(24,379)	(18,683)

Self-storage properties, net	346,319	172,304
Cash and cash equivalents	11,196	2,769
Restricted cash	2,631	2,693
Debt issuance costs, net	3,986	983
Other assets, net	4,161	706

Total assets	$368,293	$179,455

LIABILITIES AND EQUITY (DEFICIT)
Liabilities
Mortgages and notes payable	$281,620	$164,911
Lender participation liability	17,128	22,699
OP unit subscription liability	5,863	—
Accounts payable and accrued liabilities	6,209	2,766
Deferred revenue	2,276	1,230

Total liabilities	313,096	191,606

Commitments and contingencies (Notes 3, 12 and 13)
Equity (deficit)
NSA Predecessor deficit	—	(12,151)
Common shares of beneficial interest, par value $0.01 per share. Authorized 1,000 shares; 1,000 shares issued and outstanding as of December 31, 2013	—	—
Retained earnings (deficit)	—	—

Total equity (deficit)	—	(12,151)
Noncontrolling interests	55,197	—

Total equity (deficit)	55,197	(12,151)

Total liabilities and equity (deficit)	$368,293	$179,455

The accompanying notes are an integral part of these consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Consolidated and Combined Statements of Operations

(dollars in thousands, except per share amounts)

		NSA Predecessor
	NSA April 1 Through December 31, 2013
		January 1 Through March 31, 2013	Year Ended December 31, 2012
Revenue
Rental revenue	$32,078	$7,157	$28,671
Other property-related revenue	782	147	608

Total revenue	32,860	7,304	29,279

Operating Expenses
Property operating expenses	11,886	2,926	11,728
General and administrative expenses	4,149	511	1,889
Depreciation and amortization	8,403	972	3,826

Total operating expenses	24,438	4,409	17,443

Income from operations	8,422	2,895	11,836
Other Income (Expense)
Interest expense	(15,439)	(4,166)	(17,054)
Acquisition costs	(3,383)	—	—
Organizational and offering expenses	(50)	—	—
Non-operating income (expense), net	(31)	18	39
Gain on sale of properties	—	—	218
Gain on debt forgiveness	—	—	1,509

Other income (expense), net	(18,903)	(4,148)	(15,288)

Net loss	(10,481)	(1,253)	(3,452)
Less loss attributable to noncontrolling interests	10,481	—	—

Net loss attributable to the Company	$—	$(1,253)	$(3,452)

Earnings (loss) per share (basic and diluted)	$—

Weighted average shares outstanding (basic and diluted)	753

The accompanying notes are an integral part of these consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Consolidated and Combined Statements of Changes in Equity (Deficit)

(dollars in thousands)

		NSA
		Common Shares
	NSA Predecessor Deficit			Retained Earnings (Deficit)	NSA Equity (Deficit)	Noncontrolling Interests	Total Equity
		Shares	Amount
NSA Predecessor Balances, December 31, 2011	$(8,076)
Cash distributions to partners	(623)
Net income (loss) of NSA Predecessor	(3,452)

NSA Predecessor Balances, December 31, 2012	(12,151)
Net income (loss) of NSA Predecessor	(1,253)

NSA Predecessor Balances, March 31, 2013	$(13,404)

NSA Balances, April 1, 2013		—	$—	$—	$—	$—	$—
Issuance of common shares		1,000	—	—	—	—	—
OP equity issuances for properties contributed by NSA Predecessor in reorganization of entities under common control		—	—	—	—	(23,775)	(23,775)
NSA Predecessor distributions and other		—	—	—	—	(1,641)	(1,641)
Issuance of OP units for cash, net of offering costs		—	—	—	—	5,916	5,916
OP equity issuances to limited partners in business combinations:
OP units and subordinated performance units		—	—	—	—	83,568	83,568
LTIP units		—	—	—	—	2,918	2,918
Equity-based compensation expense		—	—	—	—	1,104	1,104
Receivables from partners for OP equity issuances in business combinations		—	—	—	—	(220)	(220)
Cash distributions to partners of OP		—	—	—	—	(2,192)	(2,192)
Net income (loss)		—	—	—	—	(10,481)	(10,481)

NSA Balances, December 31, 2013		1,000	$—	$—	$—	$55,197	$55,197

The accompanying notes are an integral part of these consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Consolidated and Combined Statements of Cash Flows

(dollars in thousands)

		NSA Predecessor
	NSA April 1, 2013 Through December 31, 2013
		January 1, 2013 Through March 31, 2013	Year Ended December 31, 2012
Cash Flows from Operating Activities
Net loss	$(10,481)	$(1,253)	$(3,452)
Adjustment to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	8,403	972	3,826
Amortization of debt issuance costs	1,291	167	678
Amortization of debt discount	3,229	1,421	5,735
Unrealized gain on fair value of derivatives	(245)	(60)	(82)
Gain on sale of properties	—	—	(218)
Gain on debt forgiveness	—	—	(1,509)
Equity-based compensation expense	1,104	—	—
Change in assets and liabilities, net of effects of business combinations
Restricted cash	(244)	(120)	(40)
Other assets	705	(205)	68
Accounts payable and accrued liabilities	2,129	315	(82)
Deferred revenue	(103)	109	2

Net Cash Provided by Operating Activities	5,788	1,346	4,926

Cash Flows from Investing Activities
Acquisition of self-storage properties	(103,828)	—	—
Additions and improvements to self-storage properties	(2,188)	(205)	(880)
Cash acquired from NSA Predecessor in reorganization of entities under common control	3,469	—	—
Proceeds from sale of self-storage properties	—	—	3,772
Decrease (increase) in restricted cash designated for capital expenditures	180	246	(74)

Net Cash Provided by (Used in) Investing Activities	(102,367)	41	2,818

Cash Flows from Financing Activities
Proceeds from
Borrowings under debt agreements	150,372	—	—
Issuance of OP units and subordinated performance units	6,281	—	—
OP unit subscription liability	5,863	—	—
Principal payments under mortgages and notes payable	(48,048)	(628)	(8,070)
NSA Predecessor distributions and other	(1,641)	—	(623)
Distributions	(2,192)	—	—
Other payments for
Debt issuance costs	(2,495)		(37)
Offering costs related to equity subscriptions	(365)	—	—

Net Cash Provided by (Used in) Financing Activities	107,775	(628)	(8,730)

Increase (Decrease) in Cash and Cash Equivalents	11,196	759	(986)
Cash and Cash Equivalents
Beginning of period	—	2,769	3,755

End of period	$11,196	$3,528	$2,769

The accompanying notes are an integral part of these consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Consolidated and Combined Statements of Cash Flows (Continued)

(dollars in thousands)

		NSA Predecessor
	NSA April 1, Through December 31, 2013
		January 1, 2013 Through March 31, 2013	Year Ended December 31, 2012
Supplemental Cash Flow Information
Cash paid for interest	$18,933	$2,604	$12,956
Supplemental Disclosure of Non-Cash Investing
and Financing Activities
Contributions by NSA Predecessor in reorganization of entities under common control
Self-storage properties, net	$159,509	$—	$—
Restricted cash	2,567	—	—
Debt issuance costs, net	816	—	—
Other assets	795	—	—
Mortgages and notes payable	(163,302)	—	—
Participating mortgage payable	(23,467)	—	—
Accounts payable and other accrued liabilities	(2,920)	—	—
Deferred revenue	(1,242)	—	—

Non-cash liabilities of NSA Predecessor in excess of assets	$(27,244)	$—	$—

Consideration exchanged in business combinations
OP units and subordinated performance units issued	$83,568	$—	$—
LTIP units issued	2,918	—	—
Assumption of mortgages payable and other net liabilities	5,491	—	—
Increase in lender participation liability and related discount	1,971	767	3,071
Payment of debt issuance costs from borrowings	1,966	—	—
Increase in payables for capital expenditures	—	—	18
Receivables from limited partners for OP equity issuances in business combinations	220	—	—

The accompanying notes are an integral part of these consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements

1. ORGANIZATION AND NATURE OF OPERATIONS

        National Storage Affiliates Trust was organized in the state of Maryland on May 16, 2013 and is a fully integrated, self-administered and self-managed real estate investment trust focused on the self-storage sector. As used herein, "NSA", the "Company", "we", and "our" refers to National Storage Affiliates Trust and its consolidated subsidiaries, except where the context indicates otherwise. The Company intends to elect and qualify as a real estate investment trust (the "REIT") for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2015. Through our controlling interest as the sole general partner in NSA OP, LP (the "OP"), we are focused on the ownership, operation and acquisition self-storage properties in the United States.

        The Company is currently 100% owned by National Storage Affiliates Holdings, LLC ("Holdings"), an entity formed on February 13, 2013. Holdings' only assets consist of 126,400 OP units in the OP which were acquired for cash of $632,000, and 1,000 shares of the Company's common shares of beneficial interest which were issued for nominal consideration on June 7, 2013. While the OP was also formed on February 13, 2013, it did not commence operations until April 1, 2013. Holdings served as the general partner of the OP until June 7, 2013 when the Company was appointed as the sole general partner. Due to the existence of common control by Holdings, the Company is deemed to have commenced its operations concurrently with the April 1, 2013 date when the OP began its operations.

        The Company's predecessor for accounting purposes consists of SecurCare Portfolio Holdings, LLC and SecurCare Value Properties, Ltd. (collectively, "NSA Predecessor"), entities whose principal owner is the Company's chief executive officer. NSA Predecessor does not represent a single legal entity, but a combination of these two legal entities under common control prior to formation of the Company. NSA Predecessor owned and operated a total of 110 self-storage properties in California, Colorado, Georgia, Mississippi, North Carolina, Oklahoma, and Texas. As discussed in Note 5 below, NSA Predecessor contributed to the Company a total of 88 of NSA Predecessor's self-storage properties, consisting of 23 self-storage properties on June 10, 2013, and an additional 65 self-storage properties that were contributed on April 1, 2014. For financial reporting purposes the contribution of all 88 self-storage properties by NSA Predecessor was accounted for as a reorganization of entities under common control, whereby all 88 self-storage properties were treated as if they were acquired on April 1, 2013 (the date the OP's operations commenced). Of the 110 self-storage properties owned by NSA Predecessor, 22 self-storage properties did not meet the criteria for contribution to the Company and are excluded from the accompanying NSA financial statements. The historical carrying value of the net assets of NSA Predecessor as of April 1, 2013 is reflected in Note 5 below, along with a reconciliation to the net assets contributed and liabilities assumed for the 88 self-storage properties contributed by NSA Predecessor.

        The initial formation and capitalization of the Company contemplated a series of acquisitions resulting in the Company's aggregation of a portfolio of self-storage properties in exchange for limited partner interests in the OP between April 1, 2013 and December 31, 2013. In addition to NSA Predecessor, other entities that are referred to as Participating Regional Operators ("PROs") participated in these formation transactions during 2013.

        All of the self-storage properties acquired from PROs have been accounted for as business combinations at fair value, whereby the results of operations for these properties are included in the Company's financial statements beginning on the respective closing date for each acquisition.

        The primary objectives related to formation of the Company were to develop a platform which allows (i) alignment of economic incentives of NSA Predecessor and proven PROs, (ii) access to capital

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

1. ORGANIZATION AND NATURE OF OPERATIONS (Continued)

for future acquisitions, (iii) development of effective marketing strategies, and (iv) achievement of operational efficiencies through sharing of best practices of NSA Predecessor and PROs. Through the contribution of 88 properties from NSA Predecessor which were accounted for as a reorganization of entities under common control, and through business combinations from PROs and third-party sellers, the Company's balance sheet as of December 31, 2013 includes a total of 137 self-storage properties in 13 states.

        Where the "Company" is referenced in comparisons of financial results for any date prior to April 1, 2013, the financial information for such period relates solely to NSA Predecessor, notwithstanding "Company" or "NSA" being the reference.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

Principles of Consolidation and Combination

        The Company's financial statements include the accounts of the OP and its controlled subsidiaries. The equity interests of all limited partners in the OP are reflected as noncontrolling interests. The combined financial statements of NSA Predecessor include the accounts of NSA Predecessor and all entities which were under common control. All significant intercompany balances and transactions have been eliminated in the consolidation and combination of entities.

        When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity ("VIE"), and if the Company is deemed to be the primary beneficiary, in accordance with authoritative guidance issued on the consolidation of VIEs. When an entity is not deemed to be a VIE, the Company considers the provisions of additional guidance to determine whether the general partner(s) control a limited partnership or similar entity when the limited partners have certain rights. The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary, and (ii) entities that are non-VIEs which the Company controls and which the limited partners do not have the ability to dissolve or remove the Company without cause nor substantive participating rights.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Noncontrolling Interests

        The limited partner ownership interests in the OP are referred to as noncontrolling interests. Such noncontrolling interests in a subsidiary are generally reported as a separate component of equity in the balance sheets of the Company. In the statements of operations, the revenues, expenses and net income

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

or loss related to noncontrolling interests in the OP are included in the consolidated amounts, with the impact on net loss attributable to the noncontrolling interests deducted separately to arrive at the net loss solely attributable to the Company. NSA Predecessor did not have any noncontrolling interests.

Comprehensive Income

        The Company and NSA Predecessor have not separately disclosed comprehensive income because net loss is the only component of comprehensive income.

Self-storage Properties

        Self-storage properties are carried at historical cost less accumulated depreciation and any impairment losses. Expenditures for ordinary repairs and maintenance are expensed as incurred. Major replacements and betterments, which improve or extend the life of an asset, are capitalized. Estimated depreciable lives of self-storage properties are determined by considering the age and other indicators about the condition of the assets at the respective dates of acquisition, resulting in a range of estimated useful lives for assets within each category. All self-storage property assets are depreciated using the straight-line method. Buildings and improvements are depreciated over estimated useful lives primarily between seven and 40 years; furniture and equipment are depreciated over estimated useful lives primarily between three and 10 years.

        When self-storage properties are acquired in a business combination, the purchase price of acquired properties is allocated to land, buildings and improvements, furniture and equipment, customer in-place leases and liabilities assumed based on the estimated fair value of each component. When a portfolio of properties is acquired, the purchase price is allocated to the individual properties based on the fair value determined using an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates, which take into account the relative size, age and location of the individual properties.

Cash and Cash Equivalents

        The Company considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. From time to time, the Company maintains cash balances in financial institutions in excess of federally insured limits. The Company has never experienced a loss that resulted from exceeding federally insured limits.

Restricted Cash

        The Company's restricted cash consists of escrowed funds deposited with financial institutions for taxes, insurance and other expense reserves on real estate assets in accordance with our loan agreements.

Customer In-place Leases

        In allocating the purchase price for an acquisition accounted for as a business combination, the Company determines whether the acquisition includes intangible assets. The Company allocates a portion of the purchase price to an intangible asset attributed to the value of customer in-place leases. This intangible asset is amortized to expense using the straight-line method over a period of 12 months

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

after the acquisition date. Substantially all of the leases in place at acquired properties are at market rates, as the leases are month-to-month contracts.

Impairment of Long-Lived Assets

        The Company evaluates long-lived assets for impairment when events and circumstances indicate that there may be impairment. When events or changes in circumstances indicate that the Company's long-lived assets may not be recoverable, the carrying value of these long-lived assets is compared to the undiscounted future net operating cash flows, plus a terminal value attributable to the assets. If an asset's carrying value is not considered recoverable, an impairment loss is recorded to the extent the net carrying value of the asset exceeds the fair value. For the periods presented, no assets were determined to be impaired under this policy.

Debt Issuance Costs

        Debt issuance costs are amortized over the estimated life of the related debt using the straight-line method, which approximates the effective interest rate method. Amortization of debt issuance costs is included in interest expense in the statements of operations.

Revenue Recognition

        Management has determined that all of our leases are operating leases. Substantially all leases may be terminated on a month-to-month basis and rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies which are recognized in the period earned.

        The Company recognizes gains from disposition of facilities only upon closing in accordance with the guidance on sales of real estate. Payments received from purchasers prior to closing are recorded as deposits. Profit on real estate sold is recognized using the full accrual method upon closing when the collectability of the sales price is reasonably assured and the Company is not obligated to perform significant activities after the sale. Profit may be deferred in whole or part until the sale meets the requirements of profit recognition on sales under this guidance.

Advertising Costs

        The Company incurs advertising costs primarily attributable to internet, directory and other advertising. Advertising costs are included in property operating expenses in the accompanying statements of operations. These costs are expensed in the period in which the cost is incurred. The Company recognized $843,000 for advertising costs for the period from April 1, 2013 through December 31, 2013. NSA Predecessor recognized $240,000 and $873,000 in advertising expense for the period from January 1, 2013 through March 31, 2013, and the year ended December 31, 2012, respectively.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Acquisition, Organizational and Offering Costs

        The Company incurs title, legal and consulting fees, and other costs associated with the completion of self-storage property acquisitions. Such costs are included in acquisition costs in the accompanying statements of operations in the period in which they are incurred. The Company also incurs legal fees and filing fees in connection with the organization of the Company and its subsidiaries, which are charged to expense in the period incurred.

        Commissions, legal fees and other costs that are directly associated with equity offerings are capitalized as deferred offering costs, pending a determination of the success of the offering. Deferred offering costs related to successful offerings are charged to equity in the period it is determined that the offering was successful. Deferred offering costs related to unsuccessful offerings will be recorded as expense in the period when it is determined that the offering was unsuccessful. As of December 31, 2013 and 2012, no deferred offering costs are included in the accompanying balance sheets. Other costs related to equity offerings, such as audit fees associated with the operations of our properties for periods preceding the related contribution and formation transactions, will be charged to expense in the period incurred.

Income Taxes

        NSA Predecessor was comprised of a limited partnership and a limited liability company. Under applicable federal and state income tax rules, the allocated share of net income or loss from the limited partnership and the limited liability company was reported in the income tax returns of the respective partners and members. Accordingly, NSA Predecessor did not generate an income tax benefit or expense for the period from January 1, 2013 through March 31, 2013, and for the year ended December 31, 2012.

        Through December 31, 2013, the Company did not have a profit and loss sharing interest in the OP and did not have any other operations that were subject to taxation. Accordingly, the Company did not generate an income tax benefit or expense for the period from its inception through December 31, 2013.

        The Company intends to elect to be taxed as a REIT under sections 856 through 860 of the U.S. Internal Revenue Code (the "Code") commencing with the taxable year ending December 31, 2015. To qualify as a REIT, among other things, the Company is required to distribute at least 90% of its REIT taxable income to its shareholders and meet certain tests regarding the nature of its income and assets. As a REIT, the Company is not subject to federal income tax on the earnings distributed currently to its shareholders that it derives from its REIT qualifying activities. If the Company fails to qualify as a REIT in any taxable year, and is unable to avail itself of certain provisions set forth in the Code, all of the Company's taxable income would be subject to federal and state income taxes at regular corporate rates, including any applicable alternative minimum tax.

        The Company will not be required to make distributions with respect to income derived from the activities conducted through subsidiaries that the Company elects to treat as taxable REIT subsidiaries ("TRS") for federal income tax purposes. Certain activities that the Company undertakes must be conducted by a TRS, such as performing non-customary services for its customers and holding assets that the Company is not permitted to hold directly. A TRS is subject to federal and state income taxes.

        The Company did not have any unrecognized tax benefits related to uncertain tax positions as of December 31, 2013. Future amounts of accrued interest and penalties, if any, related to uncertain tax positions will be recorded as a component of income tax expense. The Company does not expect that

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the amount of unrecognized tax benefits will change significantly in the next 12 months. The Company's material taxing jurisdiction is the U.S. federal jurisdiction; due to the Company's recent formation, the 2013 tax year is the only period that remains open to examination by these taxing jurisdictions. Tax years prior to 2011 for the limited partnership and limited liability company that comprise NSA Predecessor are no longer subject to examination.

Earnings per Share

        Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by further adjusting for the dilutive impact using the treasury stock method for any share options, unvested restricted shares and contingently issuable shares outstanding during the period.

Equity-Based Payments

        The measurement and recognition of compensation expense for all equity-based payment awards granted to employees and directors is based on estimated fair values. As of the grant date, any compensation cost is recognized on a straight-line basis over the requisite service periods of each award with non-graded vesting. For awards granted which contain a graded vesting schedule and the only condition for vesting is a service condition, compensation cost is recognized as an expense on a straight-line basis over the requisite service period as if the award was, in substance, a single award.

        The estimated fair value of all equity-based consideration issued to PROs in connection with self-storage property acquisitions is included in the cost of the acquisition.

Derivative Financial Instruments

        The Company and NSA Predecessor carry all derivative financial instruments on the balance sheet at fair value. Fair value of derivatives is determined by reference to observable prices that are based on inputs not quoted on active markets, but corroborated by market data. The accounting for changes in the fair value of a derivative instrument depends on whether the derivative has been designated and qualifies as part of a hedging relationship. The use of derivative instruments has been limited to interest rate swap and cap agreements. The fair values of derivative instruments are included in other assets, and accounts payable and accrued liabilities in the accompanying balance sheets. Unrealized gains and losses on derivative instruments are included in interest expense in the accompanying statements of operations.

        The valuation of interest rate swap and cap agreements is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate forward curves. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting. For the period from January 1, 2012 through December 31, 2013, there were no derivatives for which hedge accounting was applied.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

        When measuring fair value of financial instruments that are required to be recorded or disclosed at fair value, the Company uses a three-tier measurement hierarchy which prioritizes the inputs used to calculate fair value. These tiers include Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Segment Reporting

        The Company manages its business as one reportable segment consisting of investments in self-storage properties located in the United States. Although we operate in several markets, these operations have been aggregated into one reportable segment based on the similar economic characteristics amongst all markets.

Recent Accounting Pronouncements

        In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-08, "Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"). ASU 2014-08 changes the criteria for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The Company and NSA Predecessor adopted ASU 2014-08 for all periods presented in the accompanying financial statements. Under this standard, dispositions of properties, as well as the classification of properties held for sale, are generally classified within continuing operations.

        In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017, and early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

3. NONCONTROLLING INTERESTS

Overview

        On February 13, 2013, Holdings entered into the Agreement of Limited Partnership (together with subsequent amended agreements referred to as the "LP Agreement") of the OP. Holdings served as the general partner of the OP until June 7, 2013 when the Company was appointed as the sole general partner. Accordingly, due to the existence of common control, the Company is deemed to have commenced its operations concurrently with the April 1, 2013 date when the OP commenced its operations. Under the LP Agreement, the OP is authorized to issue three classes of limited partnership equity interests (referred to as "Units"), consisting of Class A Units ("OP units"), Class B Units ("subordinated performance units") and Long-Term Incentive Plan Units ("LTIP units"). As of

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

3. NONCONTROLLING INTERESTS (Continued)

December 31, 2013, outstanding equity interests of the OP consist of 6,573,592 OP units, 2,878,782 subordinated performance units, and 2,090,160 LTIP units. In connection with the contribution of 65 self-storage properties by NSA Predecessor on April 1, 2014, the Company issued an additional 2,060,711 OP units and 1,464,782 subordinated performance units.

        The OP's partnership interests are currently classified as OP units, subordinated performance units and LTIP units. The subordinated performance units are currently sub-divided into different series that correspond to each of the PROs. NSA is the general partner of the OP and is authorized to cause the OP to issue additional partner interests, including OP units and subordinated performance units, at such prices and on such other terms as it determines in its sole discretion. LTIP Units are discussed below and in Note 10.

        While NSA does not own a general or limited partner ownership interest in the OP, its parent (Holdings) owns 126,400 OP units which represents a 1.34% limited partner ownership interest in the OP as of December 31, 2013. Accordingly, the other limited partners' ownership interests in the OP constitute ownership of 98.66% as of December 31, 2013.

Distributions

        The Company is entitled to cause the OP to make distributions to OP unit holders and subordinated performance unit holders in the OP from time to time in its sole discretion. To the extent distributions are made, the holders of OP units are entitled to receive distributions with respect to all of the Company's self-storage property portfolio and the holders of each series of subordinated performance units are entitled to receive distributions with respect to the portfolio of properties that such holder contributed to the OP. To the extent that there is available operating cash flow or capital transaction proceeds, subject to maintaining the Company's qualification as a REIT, the Company may cause the OP to make distributions.

Conversion of LTIP Units

        LTIP units under the 2013 Long-Term Incentive Plan (the "2013 Plan") are a special class of partnership interest in the OP that allow the holder to participate in the ordinary and liquidating distributions received by holders of the OP units (subject to the achievement of specified levels of profitability by the OP or the achievement of certain events). Some of the LTIP units that were granted vested immediately. Others vest upon the contribution of properties or along a schedule at certain times prior to December 31, 2016, or upon the occurrence of a Realization Transaction (as defined in the 2013 Plan) such as the Company's initial public offering. LTIP units issued under the 2013 Plan do not have full parity with OP units with respect to liquidating distributions and do not receive ordinary distributions until such parity is reached pursuant to the terms of the LP Agreement. If such parity is reached under the LP Agreement, upon vesting, vested LTIP units may be converted into an equal number of OP units, and thereafter enjoy all the rights of OP units, including redemption rights.

Subordinated Performance Unit Conversion Rights

        Other than in connection with a retirement event, after a minimum of two years from the later of completion of the Company's initial public offering or the initial contribution of a PRO's properties to the Company, holders of subordinated performance units can voluntarily convert such units for OP

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

3. NONCONTROLLING INTERESTS (Continued)

units (inclusive of a specified conversion penalty) upon the achievement of certain performance thresholds with respect to a specific self-storage portfolio.

OP Unit Redemption Rights

        The holders of OP units are not entitled to elect redemption until one year after the closing of the Company's initial public offering. Following such one year period, the Company will have the ability to satisfy the redemption request by issuing common shares on a one-for-one basis or the payment of cash, solely at the option of the Company. Accordingly, the limited partner interests are included in "noncontrolling interests" within equity in the accompanying balance sheet as of December 31, 2013.

OP Unit Subscription Liability

        During 2013, the Company received $5.9 million in cash in return for the issuance of 577,652 OP units which were issued effective January 1, 2014. Accordingly, this amount is recognized as a liability in the accompanying balance sheet as of December 31, 2013.

4. SELF-STORAGE PROPERTIES

        As of December 31, 2013 and 2012, self-storage properties are summarized as follows (in thousands):

	NSA 2013	NSA Predecessor 2012
Land	$96,055	$45,985
Buildings and improvements	273,091	143,966
Furniture and equipment	1,552	1,036

Total self-storage properties	370,698	190,987
Less accumulated depreciation	(24,379)	(18,683)

Self-storage properties, net	$346,319	$172,304

        Depreciation expense related to self-storage properties amounted to $5.8 million for the period from April 1, 2013 through December 31, 2013, $1.0 million for the period from January 1, 2013 through March 31, 2013, and $3.9 million for the year ended December 31, 2012.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

4. SELF-STORAGE PROPERTIES (Continued)

        The following table represents the summary of activity related to the Company's self-storage properties:

	NSA	NSA Predecessor		NSA Predecessor
	April 1, 2013 through December 31, 2013	January 1, 2013 Through March 31, 2013		January 1, 2012 Through December 31, 2012
Self-storage properties
Balance at beginning of period	178,099	190,987		193,985
Acquisitions and improvements	192,599	205		894
Dispositions	—	—		(3,892)
NSA Predecessor self-storage properties not contributed to NSA	—	(13,093)	(1)	—

Balance at end of period	370,698	178,099		190,987
Accumulated Depreciation
Balance at beginning of period	18,590	18,683		15,183
Depreciation expense	5,789	972		3,826
Dispositions	—	—		(326)
NSA Predecessor self-storage properties not contributed to NSA	—	(1,065)	(1)	—

Balance at end of period	24,379	18,590		18,683

(1)
As further described in Note 1 and Note 5, NSA Predecessor excluded 22 self-storage properties with a net book value of $12.0 million from contribution to the Company.

5. NSA PREDECESSOR CONTRIBUTIONS

        As further described in Note 1, NSA Predecessor contributed certain assets to the Company, and the Company assumed certain liabilities from NSA Predecessor in exchange for OP units, subordinated performance units and LTIP units. As discussed in Note 1, NSA Predecessor contributed a total of 88 self-storage properties in connection with the formation transactions which were accounted for as a reorganization of entities under common control. Presented below is a summary of the financial position of NSA Predecessor as of April 1, 2013, and a reconciliation to the assets acquired and the

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

5. NSA PREDECESSOR CONTRIBUTIONS (Continued)

liabilities assumed in exchange for the OP units issued to NSA Predecessor effective April 1, 2013 (in thousands):

	Total NSA Predecessor	Exclusions	NSA Contribution
Assets acquired
Self-storage properties, net	$171,537	$(12,028)	$159,509
Cash and cash equivalents	3,528	(59)	3,469
Restricted cash	2,567	—	2,567
Debt issuance costs, net	816	—	816
Other assets, net	910	(115)	795

Total assets acquired	179,358	(12,202)	167,156
Liabilities assumed
Mortgages payable	(164,935)	1,633	(163,302)
Lender participation liability	(23,467)	—	(23,467)
Accounts payable and accrued liabilities	(3,021)	101	(2,920)
Deferred revenue	(1,339)	97	(1,242)

NSA Predecessor deficit	$(13,404)	$(10,371)	$(23,775)

        The exclusions shown in the table above relate to 22 self-storage properties that did not meet the criteria for contribution to the Company.

6. ACQUISITIONS AND DISPOSITIONS

Acquisitions

        During the period from April 1, 2013 through December 31, 2013, 49 self-storage properties were acquired from PROs and third-party sellers for an aggregate purchase price of $195.8 million. These acquisitions consisted of 44 properties from PROs for an aggregate purchase price of $170.0 million, and five properties from third-party sellers for an aggregate purchase price of $25.8 million. The acquisitions of all 49 properties were accounted for as business combinations and the Company recognized the estimated fair value of the acquired assets and assumed liabilities on the respective dates of such acquisitions. The aggregate consideration for these acquisitions consisted of cash payments totaling $103.8 million, assumption of notes payable and other net liabilities totaling $5.5 million, and the issuance of OP units, subordinated performance units and LTIP units for a total of $86.5 million.

        The Company allocated the total consideration to the estimated fair value of tangible and intangible assets acquired, and liabilities assumed. A portion of the purchase price was allocated to identifiable intangible assets consisting of customer in-place leases which were recorded in the aggregate at fair value of $5.4 million based on estimates and assumptions determined by the Company's management. Amortization expense for customer in-place leases recognized during the period from April 1, 2013 through December 31, 2013 was $2.6 million.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

6. ACQUISITIONS AND DISPOSITIONS (Continued)

        The following table summarizes the consideration issued and other information for the business combinations completed during the period from April 1, 2013 through December 31, 2013 (dollars in thousands):

		Summary of Consideration
Acquisition Date	Number of Properties	Cash	Value of Units Issued	Liabilities (Assets) Assumed		Total
2nd Quarter, 2013	34	$58,567	$66,828	$836		$126,231
3rd Quarter, 2013	7	27,460	6,232	198		33,890
4th Quarter, 2013	8	17,801	13,426	4,457	(1)	35,684

Total	49	$103,828	$86,486	$5,491		$195,805

(1)
Includes assumption of mortgage note payable for $4.4 million.

        The following table summarizes the consideration issued and other information for the business combinations completed during the period from April 1, 2013 through December 31, 2013 by PRO (dollars in thousands):

		Summary of Consideration
Acquisition Sourced by:	Number of properties	Cash	Value of Units Issued	Liabilities (Assets) Assumed	Total
Northwest	31	$42,433	67,991	411	110,835
Optivest	14	46,682	16,853	575	64,110
SecurCare	4	14,713	1,642	4,505	20,860

Total	49	$103,828	$86,486	$5,491	$195,805

        In connection with the Company's acquisitions, the OP has agreed that it shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property which is a part of the applicable self-storage property portfolio relating to such series of subordinated performance units without the consent of the partners (including NSA) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly-owned subsidiaries of the OP. This restriction expires on March 31, 2023.

        The results of operations for each of these business combinations are included in our statement of operations from the respective date of acquisition through December 31, 2013. For the period from April 1, 2013 through December 31, 2013, the accompanying statement of operations includes aggregate revenue of $11.2 million and operating income of $1.0 million related to business combinations. The Company recorded consulting fees, transaction expenses and other related costs totaling approximately $3.4 million in acquisition costs in the accompanying statement of operations for the period from April 1, 2013 through December 31, 2013.

        The unaudited pro forma financial information set forth below reflects adjustments to the Company's historical data to give effect to (i) NSA Predecessor contributions described in Note 5 as if the reorganization of entities under common control had occurred on January 1, 2012, and (ii) each of

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

6. ACQUISITIONS AND DISPOSITIONS (Continued)

the acquisitions and related financing activities (including the issuance of OP units, subordinated performance units and LTIP units) that occurred during 2013, as if each had occurred on January 1, 2012. The unaudited pro forma information presented below does not purport to represent what the Company's actual results of operations would have been for the periods indicated, nor does it purport to represent the Company's future results of operations. The following table summarizes on a pro forma basis, the Company's results of operations based on the assumptions described above (in thousands, except per share amounts):

		NSA Predecessor
	NSA April 1, 2013 to December 31, 2013
		January 1, 2013 to March 31, 2013	Year Ended December 31, 2012
Pro forma revenue	$38,921	$12,635	$50,643
Pro forma net income (loss)	$(12,192)	$(3,137)	$(10,823)
Earnings per common share
Basic and diluted—as reported	$—
Basic and diluted—pro forma	$—

Dispositions

        During 2012, NSA Predecessor sold two self-storage properties for net proceeds of $3.7 million and recognized a gain on sale of $218,000. The net proceeds from the sale of one of the self-storage properties was $1.5 million less than the related non-recourse debt and, accordingly, NSA Predecessor recognized a gain on debt forgiveness of $1.5 million.

7. OTHER ASSETS

        Other assets consist of the following (in thousands):

	NSA December 31, 2013	NSA Predecessor December 31, 2012
Trade receivables, net	$594	$378
Prepaid expenses, deposits and other	660	328
Interest rate derivative asset	125	—
Customer in-place leases, net of accumulated amortization of $2,614 at December 31, 2013	2,782	—

Total	$4,161	$706

8. MORTGAGES AND NOTES PAYABLE

Participating Mortgage

        As of December 31, 2013 and 2012, the Company and NSA Predecessor were indebted under a participating mortgage that includes a feature whereby the lender has the opportunity to share in increases in the fair value of the mortgaged self-storage properties, the results of operations of the

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Notes to Consolidated and Combined Financial Statements (Continued)

8. MORTGAGES AND NOTES PAYABLE (Continued)

mortgaged self-storage properties, or both. The balance of the participation liability in the accompanying balance sheets has been adjusted to equal the fair value of the participation feature. The corresponding increase in fair value was recorded as a debt discount which is amortized using the effective interest method to result in a rate of interest of 14.11% over the entire term of the loan.

        The unpaid balance of the lender participation liability was $17.1 million and $22.7 million as of December 31, 2013 and 2012, respectively. The portion of the discount that had not yet been amortized was $148,000 as of December 31, 2013 and $2.1 million as of December 31, 2012. The Company recognized debt discount amortization totaling $3.2 million for the period from April 1, 2013 through December 31, 2013, $1.4 million for the period from January 1, 2013 through March 31, 2013, and $5.7 million for the year ended December 31, 2012. Debt discount amortization is included in interest expense in the accompanying statements of operations.

Restricted Cash

        Certain debt agreements require monthly escrow deposits for real estate taxes, casualty insurance, and reserves for capital improvements. As of December 31, 2013 and 2012, such deposits are included in restricted cash in the accompanying balance sheets and consist of the following (in thousands):

	NSA 2013	NSA Predecessor 2012
Real estate taxes, casualty insurance and other	$1,615	$1,250
Capital improvements and major repairs	1,016	1,443

Total	$2,631	$2,693

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Notes to Consolidated and Combined Financial Statements (Continued)

8. MORTGAGES AND NOTES PAYABLE (Continued)

Summary of Mortgages and Notes Payable

        As of December 31, 2013 and 2012, mortgages and notes payable were payable to financial institutions and collateralized by substantially all of the Company's self-storage properties, as follows (dollars in thousands):

	Carrying Value as of December 31,
			Interest Rate	Maturity Date
	2013	2012
Fixed rate
Mortgage	$48,212	$49,141	6.39%	June 2014
Mortgage	41,104	—	4.60%	June 2023
Mortgage	27,084	—	4.65%	June 2023
Mortgage	11,072	11,504	5.40%	June 2014
Mortgage	8,450	8,552	5.98%	April 2014
Mortgage, including premium	4,454	—	5.62%	July 2021
Mortgage	3,702	3,749	5.95%	October 2016
Mortgage	1,087	1,106	6.50%	July 2016
Mortgage	—	14,507	4.50%	April 2013

Total fixed rate	145,165	88,559

Variable Rate
US Bank senior term loan	52,000	—	2.27% (1)	June 2015
US Bank senior term loan	6,500	—	2.42% (2)	October 2014	(3)
Lender participating mortgage	41,376	52,640	14.11% (4)	June 2014
Mezzanine loan	25,000	—	9.65% (5)	June 2015
Senior term loan	11,579	23,712	2.97% (6)	June 2014

Total variable rate	136,455	76,352

Total mortgages and notes payable	$281,620	$164,911

(1)
The interest rate is calculated at one-month LIBOR plus 2.1%.

(2)
The interest rate is calculated at one-month LIBOR plus 2.25%.

(3)
On October 8, 2014, the Company executed an extension of the maturity of this loan to October 2015.

(4)
See section above entitled lender participation liability for further information on this note.

(5)
The interest rate is 9.40% plus the greater of (i) 0.25% and (ii) one-month LIBOR (an effective rate of 9.65% as of December 31, 2013). Loan is subject to a net worth covenant and certain interest rate cap agreements are required to be maintained.

(6)
The interest rate is calculated at one-month LIBOR plus 2.8%.

Future Maturities of Mortgages and Notes Payable

        Based on debt agreements in effect as of December 31, 2013, the future maturities of outstanding mortgages and notes payable, including the lender participation liability, are presented in the table below. This table also includes supplemental disclosure which presents the impact on future debt

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Notes to Consolidated and Combined Financial Statements (Continued)

8. MORTGAGES AND NOTES PAYABLE (Continued)

maturities as if the credit facility and the unsecured term loan discussed in Note 15 had been in effect and the related debt retirements had occurred as of December 31, 2013 (in thousands):

	Maturities Based on Existing Agreements			Maturities Giving Effect to Refinancing
Year Ending December 31,	Carrying Amount	Unamortized Discount	Gross Payments	Debt Not Refinanced	Senior Secured Credit Facility	Total
2014	$149,200	$148	$149,348	$6,594	$—	$6,594
2015	77,683	—	77,683	77,683	—	77,683
2016	1,573	—	1,573	1,573	—	1,573
2017	1,650	—	1,650	1,650	17,754	19,404
2018	1,730	—	1,730	1,730	125,000	126,730
2019 and thereafter	66,912	—	66,912	66,912	—	66,912

Totals	$298,748	$148	$298,896	$156,142	$142,754	$298,896

Debt Covenants

        As of December 31, 2013, the Company is required to comply with certain financial and nonfinancial covenants pursuant to its debt agreements. As discussed in Note 15, the Company entered into a credit facility in April 2014, which contains covenants.

9. DERIVATIVES

        The Company and NSA Predecessor entered into interest rate swaps to mitigate their exposure to debt with variable interest rates. The interest rate swaps did not meet the necessary requirements for cash flow hedge accounting. The estimated fair values of the derivative instruments are recorded as either assets or liabilities in the balance sheets, and both the realized and unrealized components related to the change in fair values are recorded in earnings. The counterparties to the interest rate derivative instruments are the lenders who have security interests in the self-storage properties; accordingly, additional collateral was not required for the outstanding derivative instruments. The Company classifies realized gains and losses on its derivative instruments in operating cash flows in the accompanying statements of cash flows.

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Notes to Consolidated and Combined Financial Statements (Continued)

9. DERIVATIVES (Continued)

        As of December 31, 2013 and 2012, the following is a summary of the terms of the Company's and NSA Predecessor's interest rate swap and cap agreements, all of which are based on the one-month LIBOR rate (dollars in thousands):

	Derivative
			Notional Amount		Swap Rate	Rate Cap
Entity	Product	Type		Maturity Date
As of December 31, 2013
NSA	Swap	Cash flow	$7,764	February 2022	2.28%
NSA	Swap	Cash flow	12,666	May 2014	1.47%

Total swaps			$20,430

NSA	Cap	Cash flow	$10,000	June 2015		2.00%
NSA	Cap	Cash flow	6,820	June 2015		2.00%
NSA	Cap	Cash flow	1,180	June 2015		2.00%
NSA	Cap	Cash flow	17,000	June 2015		2.00%

Total caps			$35,000

As of December 31, 2012
NSA Predecessor	Swap	Cash flow	$18,750	May 2014	1.47%

        As of December 31, 2013 and 2012, the fair value of derivatives are recorded in the following accounts in the accompanying balance sheets (in thousands):

	NSA 2013	NSA Predecessor 2012
Other assets, net	$125	$—
Accounts payable and accrued liabilities	55	308

Net asset (liability)	$70	$(308)

        The unrealized gains related to the Company's derivative instruments amounted to $245,000 for the period from April 1, 2013 through December 31, 2013, $60,000 for the period from January 1, 2013 through March 31, 2013, and $82,000 for the year ended December 31, 2012.

10. LONG-TERM INCENTIVE PLAN

Compensatory Grants

        During 2013, the Company approved the 2013 Plan, an equity-based plan whereby 2.5 million LTIP Units are authorized to be issued. On December 31, 2013, the Company granted 406,600 LTIP units to the employees and directors of the Company. Of this amount, 119,000 LTIP units were fully vested on the date of grant, 147,434 are expected to vest in 2014, 137,866 are expected to vest in 2015, and 2,300 will vest upon certain capital events, including the completion of the Company's initial public offering.

        If the grantee has a termination of service for any reason during the vesting period, the unvested LTIP units will be forfeited. The fair value of the LTIP units upon issuance was determined to be $9.28 per unit and was based on the fair value of comparable equity instruments of the Company such as its OP units, discounted for certain rights available to the similar equity instrument holders and not

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Notes to Consolidated and Combined Financial Statements (Continued)

10. LONG-TERM INCENTIVE PLAN (Continued)

available to the LTIP unit holders. The Company recorded $1.1 million of compensation expense related to these grants, which is included in general and administrative expense in the statement of operations for the period from April 1, 2013 through December 31, 2013. The Company expects to recognize up to an additional $2.7 million in compensation expense as the remaining 287,600 LTIP units vest.

Acquisition Consideration Grants

        On December 31, 2013, the Company granted 1,683,560 LTIP units to PROs, including NSA Predecessor, as part of the consideration for their respective self-storage property acquisitions and contributions, as follows:

  •
  The Company granted 466,280 LTIP units to NSA Predecessor with 107,080 of those LTIP units fully vested on the date of grant, and the remaining 359,200 LTIP units were subject to restriction. The value of these vested LTIP units is reflected in the historical cost NSA Predecessor deficit.

  •
  The Company granted 1,217,280 LTIP units to the other PROs, of which 314,410 LTIP units were fully vested on the date of grant and the remaining 902,870 LTIP units were subject to restriction. The vested grants were valued at $2.9 million, which was recorded as consideration of self-storage properties acquired. Future vesting of the restricted LTIP units are associated with the future acquisition of self-storage properties and will be recorded as additional consideration as assets are acquired.

11. EARNINGS PER SHARE

        The following is a summary of the elements used in calculating basic and diluted earnings (loss) per common share for the period from April 1, 2013 through December 31, 2013 (in thousands):

Net income (loss)	$(10,481)
Less loss attributable to noncontrolling interests	10,481

Net income (loss) attributable to common shareholders	$—

Weighted average shares outstanding (basic and diluted)	753
Earnings (loss) per share (basic and diluted)	$—

        As discussed in Note 3 above, the holders of OP units are not entitled to elect redemption until one year after the closing of the Company's initial public offering or similar financings by the Company. The Company will have the ability to satisfy the redemption request by issuing common shares on a one-for-one basis or the payment of cash, solely at the option of the Company. As of December 31, 2013, potentially dilutive units in the OP consist of 8,634,303 OP units, 4,343,564 subordinated performance units, and 828,090 LTIP units (such potentially dilutive units include 2,060,711 OP units and 1,464,782 subordinated performance units issued in connection with the contribution of 65 self-storage properties by NSA Predecessor on April 1, 2014). All potentially dilutive units have been excluded from the earnings per share calculations since their effect is antidilutive.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

12. RELATED PARTY TRANSACTIONS

        The Company has entered into agreements with affiliates of NSA Predecessor and PROs to continue providing leasing, operating, supervisory and administrative services related to the self-storage properties contributed by NSA Predecessor and acquired from the PROs. The related party affiliates of NSA Predecessor and PROs are the same entities that provided similar services prior to the respective dates that the properties were contributed to or acquired by the Company. The agreements generally provide for fees ranging from 5% to 6% of gross revenue for the related self-storage properties. During the period from April 1, 2013 through December 31, 2013, the Company incurred $2.0 million for supervisory and administrative fees to affiliates of NSA Predecessor and PROs, and such fees are included in general and administrative expenses in the accompanying statement of operations. The employees responsible for operation of the self-storage properties are employees of affiliates of NSA Predecessor and the PROs who charge the Company for the actual costs associated with the respective employees. For the period from April 1, 2013 through December 31, 2013, the Company incurred an aggregate of $3.6 million for payroll costs and related costs reimbursable to affiliates which are included in property operating expenses in the accompanying statements of operations.

        The supervisory and administrative service fees incurred by NSA Predecessor amounted to 6% of gross revenue for total fees of $441,000 for the three months ended March 31, 2013, and $1.7 million for the year ended December 31, 2012. Such fees incurred by NSA Predecessor are included in general and administrative expenses in the accompanying statements of operations. The employees responsible for operation of the self-storage properties are employees of a related party who charges NSA Predecessor for actual costs associated with the respective employees. For the three months ended March 31, 2013 and the year ended December 31, 2012, NSA Predecessor reimbursed the related party $890,000 and $3.8 million for payroll costs which are included in property operating expenses in the accompanying statements of operations.

        In connection with the properties contributed by NSA Predecessor for the period from April 1, 2013 through December 31, 2013, the Company recognized a contractually obligated transaction expense payable to SecurCare Self Storage, Inc., a related party. The total fee was $548,000 and is included in accounts payable and accrued liabilities in the accompanying balance sheet as of December 31, 2013, and acquisition costs in the accompanying statement of operations for the period from April 1, 2013 through December 31, 2013.

        In April 2013, a related party advanced $650,000 to the Company. No interest was charged and this advance was repaid in July 2013.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company was not subject to any material operating leases as of December 31, 2013. Effective March 1, 2014, the Company entered into a non-cancelable operating lease for its corporate

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

headquarters in Greenwood Village, Colorado. The lease expires in July 2020 and provides for future minimum lease payments as follows (in thousands):

Year Ending December 31,
2014	$23
2015	92
2016	95
2017	97
2018	99
Thereafter	162

Total	$568

        Under the terms of the lease, the Company obtained an option to extend the lease for an additional term of five years at then current market rates. The lease provides for an abated rent period and the value of this inducement will be reflected as a reduction to rent expense over the term of the lease.

Legal Proceedings

        The Company is subject to litigation, claims, and assessments that may arise in the ordinary course of its business activities. Such matters include contractual matters, employment related issues, and regulatory proceedings. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

14. FAIR VALUE DISCLOSURES

        The Company applies the methods of determining fair value, as described in the authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

  Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

  Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

  Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

        In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

14. FAIR VALUE DISCLOSURES (Continued)

        Financial assets and liabilities carried at fair value as of December 31, 2013 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3
Interest rate swap and cap derivative assets	$—	$125	$—
Interest rate swap and cap derivative (liabilities)	—	(55)	—
Lender participating mortgage	—	—	(58,504)

Total net assets at fair value	$—	$70	$(58,504)

        Financial assets and liabilities carried at fair value as of December 31, 2012 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3
Interest rate swap derivative assets	$—	$—	$—
Interest rate swap derivative (liabilities)	—	(308)	—
Lender participating mortgage	—	—	(75,339)

Total net (liabilities) at fair value	$—	$(308)	$(75,339)

        For financial assets and liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including LIBOR yield curves. The Company uses valuation techniques for Level 2 financial assets and liabilities which include LIBOR yield curves at the reporting date as well as assessing counterparty credit risk. Counterparties to these contracts are highly rated financial institutions. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the counterparties. As of September 30, 2014, the Company determined the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions are not significant to the overall valuation of its derivatives. Therefore, the Company has determined that its derivative valuations are appropriately classified in Level 2 of the fair value hierarchy.

        The Company's lender participating mortgage note is carried at fair value. The fair value of the lender participation liability is determined using discounted cash flow methodology associated with the results of operations and/or realized appreciation in value of the real estate assets. These inputs fall into Level 3 within the fair value hierarchy and; therefore, the Company has determined the lender participating mortgage is appropriately classified in Level 3.

        The carrying values of cash and cash equivalents, restricted cash, trade receivables, and accounts payable and accrued liabilities, and the OP unit subscription liability reflected in the balance sheets at December 31, 2013 and 2012, approximate fair value due to the short term nature of these accounts. The carrying value of variable rate notes payable reflected in the balance sheets at December 31, 2013 and 2012 approximates fair value as the changes in their associated interest rates reflect the current market and credit risk is similar to when the loans were originally obtained. As discussed in Note 8, the lender participation liability is recorded at fair value as of December 31, 2013 and 2012.

        As of December 31, 2013 and 2012, the fair value of our interest rate swaps and caps set forth in Note 9 was determined using Level 2 inputs from the fair value hierarchy. Derivative financial

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

14. FAIR VALUE DISCLOSURES (Continued)

instruments expose the Company to credit risk in the event of non-performance by the counterparties under the terms of the derivative instrument. The Company uses interest rate derivatives to help manage the risk associated with notes payable with variable interest rates. The Company does not trade derivative instruments. The Company minimizes its credit risk on these transactions by dealing with major, creditworthy financial institutions as determined by management, and therefore, the Company believes the likelihood of realizing losses from counterparty non-performance is remote.

        The fair values of fixed rate mortgages and notes payable (including those assumed in business combinations as discussed below) were estimated using the discounted estimated future cash payments to be made on such debt; the discount rates used approximated current market rates for loans (categorized within Level 2 of the fair value hierarchy), or groups of loans, with similar maturities and credit quality. The combined balance of our fixed rate mortgages and notes payable was approximately $145.2 million as of December 31, 2013 with a fair value of approximately $146.3 million. In determining the fair value of our fixed rate mortgages and notes payable as of December 31, 2013, the Company estimated market interest rates of approximately 4.20%, compared to the average contracted interest rates of 5.57%. The combined balance of our fixed rate mortgages and notes payable was approximately $88.6 million as of December 31, 2012 with a fair value of approximately $91.6 million. In determining the fair value of fixed rate mortgages and notes payable as of December 31, 2012, NSA Predecessor estimated market interest rates of approximately 3.59%, compared to our average contracted interest rates of 5.89%.

        During 2013, assets and liabilities measured at fair value on a non-recurring basis included 49 self-storage properties acquired and the related liabilities assumed in connection with the business combinations discussed in Note 6. For the determination of fair value of land, the Company used prices per acre derived from observed transactions involving comparable land in similar locations (a Level 2 input). For the determination of the fair value of buildings, improvements, furniture and equipment, the Company used current replacement cost based on information derived from construction industry data by geographic region as adjusted for the age, condition, and economic obsolescence associated with these assets (Level 2 and Level 3 inputs). The fair value of customer in-place leases was based on the estimated net operating income that would be lost due to the amount of time required to replace existing customer leases, which is based on the Company's historical experience with turnover in its facilities (a Level 3 input).

        In connection with an acquisition in December 2013, the Company assumed a fixed rate mortgage note payable with a fair value of $4.4 million and an outstanding principal balance of $4.3 million. The Company recorded this mortgage at fair value which was based on Level 2 inputs. The fair value is determined using the Company's assumptions about interest rates and other financing terms available. Other assets acquired and liabilities assumed in the acquisitions consist primarily of trade receivables, prepaid or accrued real estate taxes and deferred revenue from advance monthly rentals paid by customers. The carrying values of these assets and liabilities approximate their fair values due to the short-term nature of these amounts.

15. SUBSEQUENT EVENTS

Acquisitions

        During the period from January 1, 2014 through September 30, 2014, the Company acquired 68 self-storage properties for an aggregate purchase price of $383.2 million. During the period from

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

15. SUBSEQUENT EVENTS (Continued)

October 1, 2014 through November 25, 2014, the Company acquired 10 self-storage properties for an aggregate purchase price of approximately $76.3 million.

Disposition

        In May 2014, the Company sold to an unrelated party one of the storage properties contributed by NSA Predecessor. The gross selling price was $3.0 million and the Company recognized a gain on sale of $1.4 million.

Credit Facility

        On April 1, 2014 (as amended in July 2014), the Company entered into a $425.0 million senior secured credit facility (the "credit facility") with a syndicated group of lenders consisting of seven financial institutions. Borrowings under the credit facility are collateralized by first priority security interests in certain self-storage properties. The credit facility consists of two components:

  •
  A senior secured revolving credit facility (the "revolving line of credit"), which provides for a total borrowing commitment up to $280.4 million, whereby the Company may borrow, repay and re-borrow amounts under the revolving line of credit. The borrowing commitment is subject to a borrowing base calculation, which only includes properties with an occupancy rate in excess of 75% and which have a first priority security interest under the credit facility.

    The Company is required to pay a fee which ranges from 0.20% to 0.30% of unused borrowings under the revolving line of credit. As of November 25, 2014, the revolving line of credit provides for an interest rate equal to one-month LIBOR plus 2.50% and the revolving line of credit matures on March 31, 2017. The Company may elect an extension of the maturity date until March 31, 2018 by paying an extension fee equal to 0.20% of the total borrowing commitment at the time of the extension.

  •
  A $144.6 million senior secured term loan (the "term loan"), provides that amounts borrowed may be repaid at any time but not re-borrowed. As of November 25, 2014, the term loan provides for an interest rate equal to one-month LIBOR plus 2.40% and no principal payments are required until the facility matures on March 30, 2018.

        The credit facility is a full-recourse loan, meaning that the Company's obligations for repayment extend beyond the assets that collateralize the loan. The terms of the credit facility limit the Company's ability to make distributions, incur additional debt, and acquire or sell significant assets. The credit agreement requires compliance with certain financial and nonfinancial covenants, including a maximum total leverage ratio, a minimum fixed charge coverage ratio, and minimum net worth.

        As of November 25, 2014, outstanding borrowings for the revolving line of credit and term loan amounted to $154.7 million and $144.6 million, respectively. The aggregate amount borrowed subsequent to December 31, 2013 under the credit facility and the unsecured term loan discussed below totals $349.3 million, of which approximately $142.8 million was used to pay down existing debt and the remainder was primarily used to finance self-storage property acquisitions.

Unsecured Term Loan

        On April 1, 2014, the Company entered into a senior unsecured term loan with a syndicated group of lenders consisting of three financial institutions. The unsecured term loan provides for maximum

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

15. SUBSEQUENT EVENTS (Continued)

borrowings of $50.0 million and is a senior obligation of the Company, although the Company's borrowings are not collateralized under the agreement. To draw on the loan, the Company must comply with restrictions on its tangible net worth, as defined in the loan agreement. Amounts borrowed may be repaid but not re-borrowed. The loan matures on April 1, 2015 with one six month extension available at the Company's option. Payments are limited to interest only, to be paid on a monthly basis. The outstanding principal balance bears interest at one-month LIBOR plus 5.00% or the base rate plus 4.00%. As of November 25, 2014, the Company had borrowed $50.0 million and elected the alternative of an interest rate of one-month LIBOR plus 5.00%.

        There is a mandatory repayment of this loan upon the occurrence of a capital event (such as completion of the Company's initial public offering) as defined in the loan agreement. Financial covenants under the unsecured term loan are the same as for the credit facility. The Company anticipates being in compliance with all of its financial covenants through the term of the credit facility and the senior unsecured term loan. The unsecured term loan will be used to retire existing debt, acquire additional self-storage properties throughout the United States and for general corporate working capital purposes.

October Mortgage Loan

        On October 8, 2014, the Company entered into a mortgage loan which provides for interest of an initial rate of 4.34%. The Company borrowed $15.8 million under this loan, which matures on November 1, 2024.

Interest Rate Swaps and Cap

        In connection with the credit facility, the Company entered into interest rate swaps (fixing floating rate debt based on one-month LIBOR) which are summarized as follows (dollars in thousands):

Effective Date	Maturity Date	Notional Amount	Fixed Interest Rate
April 2014	March 2018	$85,000	1.46%
July 2014	March 2018	25,000	1.31%
August 2014	March 2018	15,000	1.34%

		$125,000

        In September 2014, the Company entered into an interest rate cap associated with the unsecured term loan which provides for a notional amount of $50.0 million, a rate cap of 1.00% based on the one-month LIBOR rate, and a maturity date of April 1, 2015.

Formation of Taxable REIT Subsidiary

        On June 25, 2014, the Company formed NSA TRS, LLC ("NSA TRS"), a Delaware limited liability company. The Company intends to elect to treat NSA TRS as a taxable REIT subsidiary. Upon consummation of this election, NSA TRS will be subject to U.S. federal and state corporate income taxes. Deferred tax assets and liabilities will be recognized to the extent of any differences between the financial reporting and tax bases of assets and liabilities.

National Storage Affiliates Trust and NSA Predecessor

Notes to Consolidated and Combined Financial Statements (Continued)

15. SUBSEQUENT EVENTS (Continued)

Notes Receivable from PROs

        In connection with the acquisition of two self-storage properties, the Company made a bridge loan of approximately $4.8 million to a PRO on February 28, 2014. This loan provided for interest at 5.16% and was collateralized by self-storage properties that were subsequently acquired by the Company on May 30, 2014, at which time the note was repaid.

        In connection with the acquisition of certain self-storage properties, the Company made a bridge loan of approximately $8.0 million to a PRO on July 1, 2014. This loan does not bear interest and is repaid as the related self-storage properties are acquired. As of November 25, 2014, approximately $5.5 million of the loan had been repaid.

NATIONAL STORAGE AFFILIATES TRUST
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2013
(dollars in thousands)

		Initial Cost to Company			Gross Carrying Amount at Year-End
Location
			Buildings and Improvements	Subsequent Additions		Buildings and Improvements		Accumulated Depreciation	Date Acquired
City	State	Land			Land		Total
Tucson	AZ	$716	$1,365	$1	$716	$1,366	$2,082	$27	8/29/13
Tucson	AZ	421	3,855	2	421	3,857	4,278	40	8/29/13
Banning	CA	1,342	4,446	3	1,342	4,449	5,791	199	4/1/13
Moreno Valley	CA	552	3,010	106	552	3,115	3,667	456	5/16/08
Broomfield	CO	868	128	2,289	868	2,417	3,285	213	6/22/09
Colorado Springs	CO	300	1,801	61	300	1,862	2,162	214	6/1/09
Colorado Springs	CO	414	1,535	302	414	1,837	2,251	271	5/1/08
Colorado Springs	CO	588	2,162	1,057	588	3,219	3,807	450	3/26/08
Colorado Springs	CO	455	1,351	23	455	1,375	1,829	224	8/29/07
Colorado Springs	CO	632	3,118	336	632	3,454	4,086	533	3/26/08
Ft. Collins	CO	3,213	3,087	71	3,213	3,158	6,371	509	8/29/07
Ft. Collins	CO	2,514	1,786	33	2,514	1,820	4,333	295	8/29/07
Augusta	GA	84	539	130	84	670	754	118	8/29/07
Augusta	GA	205	686	112	205	797	1,002	128	8/29/07
Columbus	GA	169	342	132	169	474	643	47	5/1/09
Decatur	GA	85	445	165	85	610	695	103	9/28/07
Doraville	GA	272	1,357	162	272	1,519	1,792	233	8/29/07
Dunwoody	GA	494	2,215	213	494	2,428	2,922	387	9/28/07
Macon	GA	180	840	18	180	858	1,038	137	9/28/07
Marietta	GA	341	562	58	341	619	961	103	8/29/07
Marietta	GA	553	847	67	553	915	1,467	148	8/29/07
Morrow	GA	702	1,999	128	702	2,128	2,829	350	8/29/07
Norcross	GA	1,413	1,590	80	1,413	1,670	3,083	270	8/29/07
Savannah	GA	597	762	140	597	902	1,500	147	9/28/07
Savannah	GA	324	1,160	56	324	1,216	1,540	201	8/29/07
Smyrna	GA	515	687	49	515	736	1,251	119	8/29/07
Meridian	MS	224	1,052	130	224	1,182	1,406	128	5/1/09
Meridian	MS	382	803	186	382	989	1,371	105	5/1/09
Durham	NC	663	2,743	214	663	2,956	3,619	496	9/28/07
Durham	NC	1,024	1,383	340	1,024	1,723	2,747	260	9/28/07
Durham	NC	390	1,025	82	390	1,107	1,496	183	8/29/07
Fayetteville	NC	1,319	3,444	—	1,319	3,444	4,762	26	10/10/13
Fayetteville	NC	772	3,406	—	772	3,406	4,178	21	10/10/13
Fayetteville	NC	1,276	4,527	—	1,276	4,527	5,803	5	12/20/13
Fayetteville	NC	151	5,392	118	151	5,510	5,661	870	9/28/07
Fayetteville	NC	636	2,169	1,582	636	3,751	4,387	566	8/29/07
Greensboro	NC	873	769	98	873	867	1,740	144	8/29/07
Raleigh	NC	396	1,700	145	396	1,845	2,242	316	8/29/07
Raleigh	NC	393	1,190	118	393	1,308	1,701	218	8/29/07
Raleigh	NC	907	2,913	45	907	2,959	3,865	477	8/29/07
Wilmington	NC	860	828	65	860	893	1,753	158	9/28/07
Wilmington	NC	1,283	1,747	65	1,283	1,812	3,095	296	8/29/07
Winston-Salem	NC	362	529	22	362	551	912	90	8/29/07
Bow	NH	632	1,040	5	632	1,045	1,676	45	6/24/13
Wakefield	NH	197	901	1	197	903	1,100	35	6/24/13
Las Vegas	NV	1,169	3,616	—	1,169	3,616	4,785	10	12/23/13
Edmond	OK	337	2,788	34	337	2,822	3,159	469	5/30/07
Edmond	OK	561	2,355	165	561	2,521	3,082	447	5/29/07
Midwest City	OK	168	1,696	169	168	1,864	2,032	327	5/29/07
Oklahoma City	OK	220	1,606	30	220	1,635	1,855	273	5/30/07
Oklahoma City	OK	466	2,544	64	466	2,608	3,074	438	5/29/07

		Initial Cost to Company			Gross Carrying Amount at Year-End
Location
			Buildings and Improvements	Subsequent Additions		Buildings and Improvements		Accumulated Depreciation	Date Acquired
City	State	Land			Land		Total
Oklahoma City	OK	144	1,576	82	144	1,658	1,802	299	5/29/07
Oklahoma City	OK	205	1,772	200	205	1,972	2,177	351	5/1/09
Oklahoma City	OK	411	1,346	61	411	1,406	1,817	237	5/30/07
Oklahoma City	OK	376	1,460	27	376	1,487	1,863	249	5/30/07
Oklahoma City	OK	590	1,502	1,708	590	3,210	3,800	445	8/29/07
Oklahoma City	OK	487	2,449	93	487	2,542	3,030	424	5/30/07
Oklahoma City	OK	388	3,142	104	388	3,246	3,634	556	5/29/07
Oklahoma City	OK	213	1,383	38	213	1,421	1,635	244	5/29/07
Oklahoma City	OK	349	2,368	210	349	2,578	2,927	461	5/29/07
Tulsa	OK	1,103	4,431	—	1,103	4,431	5,534	156	6/10/13
Tulsa	OK	944	2,085	42	944	2,127	3,071	314	2/14/08
Tulsa	OK	892	2,421	19	892	2,439	3,331	361	2/14/08
Tulsa	OK	250	667	131	250	798	1,048	138	8/29/07
Tulsa	OK	505	1,346	694	505	2,040	2,545	376	4/1/08
Tulsa	OK	466	1,270	52	466	1,322	1,788	193	4/1/08
Tulsa	OK	548	1,892	43	548	1,935	2,483	314	8/29/07
Tulsa	OK	764	1,386	191	764	1,577	2,341	254	8/29/07
Tulsa	OK	1,305	2,533	26	1,305	2,559	3,864	413	8/29/07
Tulsa	OK	940	2,196	115	940	2,311	3,251	376	8/29/07
Tulsa	OK	59	466	145	59	611	670	104	8/29/07
Tulsa	OK	426	1,424	217	426	1,641	2,067	374	8/29/07
Tulsa—Sand Springs	OK	492	1,343	47	492	1,389	1,881	199	4/1/08
Bend	OR	571	1,917	—	571	1,917	2,488	42	6/10/13
Canby	OR	851	2,063	—	851	2,063	2,914	53	4/1/13
Canby	OR	2,217	3,766	—	2,217	3,766	5,983	74	6/10/13
Clackamas	OR	1,704	2,313	3	1,704	2,316	4,020	83	4/1/13
Clackamas	OR	1,334	2,324	19	1,334	2,343	3,676	55	6/10/13
Corvallis	OR	382	1,465	—	382	1,465	1,847	3	12/30/13
Eugene	OR	710	1,539	—	710	1,539	2,249	57	4/1/13
Eugene	OR	842	1,674	—	842	1,674	2,516	68	4/1/13
Eugene	OR	414	1,990	—	414	1,990	2,404	37	6/10/13
Eugene	OR	728	3,230	—	728	3,230	3,958	5	12/30/13
Forest Grove	OR	1,077	3,008	4	1,077	3,013	4,090	53	6/10/13
Gladstone	OR	1,496	3,372	—	1,496	3,372	4,868	62	6/24/13
Gresham	OR	1,072	2,629	2	1,072	2,631	3,703	66	6/10/13
Molalla	OR	1,254	2,787	—	1,254	2,787	4,041	74	4/1/13
Portland	OR	954	3,026	—	954	3,026	3,980	51	6/24/13
Portland	OR	2,509	4,200	—	2,509	4,200	6,709	7	12/30/13
Portland	OR	787	1,915	—	787	1,915	2,702	3	12/30/13
Redmond	OR	1,692	2,410	3	1,692	2,413	4,105	123	4/1/13
Redmond	OR	397	1,180	—	397	1,180	1,577	39	6/10/13
Roseburg	OR	247	1,141	3	247	1,144	1,391	36	6/10/13
Sandy	OR	1,627	2,388	3	1,627	2,392	4,019	49	6/24/13
Scappoose	OR	2,808	4,437	15	2,808	4,452	7,260	154	4/1/13
Springfield	OR	1,149	2,061	—	1,149	2,061	3,210	47	6/10/13
St Helens	OR	1,015	2,184	—	1,015	2,184	3,199	61	4/1/13
Terrebonne	OR	295	1,369	—	295	1,369	1,664	62	4/1/13
Troutdale	OR	996	2,525	—	996	2,525	3,521	57	6/10/13
Greenville	SC	82	838	45	82	883	966	144	8/29/07
Greenville	SC	92	976	48	92	1,024	1,116	172	8/29/07
Allen	TX	1,859	5,293	—	1,859	5,293	7,153	85	7/25/13
Amarillo	TX	80	877	106	80	983	1,063	108	5/1/09
Amarillo	TX	147	810	122	147	932	1,079	101	5/1/09
Amarillo	TX	78	697	102	78	799	877	86	5/1/09
Arlington	TX	155	105	50	155	155	310	28	9/28/07
Arlington	TX	98	282	70	98	353	450	70	9/28/07

		Initial Cost to Company			Gross Carrying Amount at Year-End
Location
			Buildings and Improvements	Subsequent Additions		Buildings and Improvements		Accumulated Depreciation	Date Acquired
City	State	Land			Land		Total
Arlington	TX	264	106	130	264	236	500	35	9/28/07
Bedford	TX	164	865	20	164	884	1,049	145	8/29/07
Bryan	TX	110	372	15	110	386	497	59	4/1/08
Bryan	TX	62	208	11	62	219	281	32	4/1/08
College Station	TX	618	2,512	20	618	2,532	3,150	406	8/29/07
College Station	TX	295	988	25	295	1,013	1,308	145	4/1/08
College Station	TX	551	349	93	551	442	993	78	8/29/07
College Station	TX	51	123	59	51	182	234	31	4/1/08
El Paso	TX	338	1,275	31	338	1,306	1,644	212	8/29/07
El Paso	TX	94	400	70	94	470	564	81	8/29/07
Forney	TX	379	2,212	—	379	2,212	2,590	50	7/25/13
Grand Prairie	TX	1,397	5,250	—	1,397	5,250	6,647	78	7/25/13
Grand Prairie	TX	338	681	94	338	775	1,113	124	9/28/07
Longview	TX	651	671	82	651	753	1,404	82	5/1/09
Longview	TX	104	489	152	104	641	745	62	5/1/09
Longview	TX	310	966	178	310	1,145	1,455	119	5/1/09
Midland	TX	691	1,588	108	691	1,696	2,387	191	5/1/09
Midwood	TX	1,395	2,790	—	1,395	2,790	4,185	72	6/24/13
Murphy	TX	2,102	5,755	—	2,102	5,755	7,857	100	7/25/13
Odessa	TX	168	561	97	168	659	827	72	5/1/09
Pantego	TX	376	803	90	376	893	1,269	160	9/28/07
Roundrock	TX	937	5,319	4	937	5,323	6,260	90	6/24/13
San Angelo	TX	381	986	93	381	1,079	1,460	120	5/1/09
Terrell	TX	649	1,637	—	649	1,637	2,286	54	7/25/13
Wylie	TX	1,388	4,195	—	1,388	4,195	5,583	82	6/24/13
Battleground	WA	923	2,821	—	923	2,821	3,744	56	6/10/13
Camas	WA	1,903	2,239	—	1,903	2,239	4,142	72	4/1/13
Centralia	WA	998	1,862	2	998	1,864	2,862	77	6/10/13
Chehalis	WA	810	1,530	—	810	1,530	2,340	55	6/10/13
Vancouver	WA	421	2,313	—	421	2,313	2,735	59	4/1/13

Total		$96,055	$258,957	$15,686	$96,055	$274,643	$370,698	$24,379

        Note: The Company only owns one class of real estate, which is self-storage properties. As of December 31, 2013, substantially all self-storage properties were encumbered under outstanding mortgages and notes payable. The estimated useful lives of the individual assets that comprise buildings and improvements range from 3 years to 40 years. The category for buildings and improvements shown in the table above includes furniture and equipment.

National Storage Affiliates Trust

Unaudited Condensed Consolidated Balance Sheets

September 30, 2014 and December 31, 2013

(dollars in thousands, except share data)

	2014	2013
ASSETS
Real estate
Self-storage properties	$744,270	$370,698
Less accumulated depreciation	(34,179)	(24,379)

Self-storage properties, net	710,091	346,319
Cash and cash equivalents	9,237	11,196
Restricted cash	2,663	2,631
Debt issuance costs, net	6,567	3,986
Other assets, net	18,254	4,161

Total assets	$746,812	$368,293

LIABILITIES AND EQUITY
Liabilities
Mortgages and notes payable	$537,744	$281,620
Lender participation liability	—	17,128
OP Unit subscription liability	—	5,863
Accounts payable and accrued liabilities	11,634	6,209
Deferred revenue	3,900	2,276

Total liabilities	553,278	313,096

Equity
Common shares of beneficial interest, par value $0.01 per share. Authorized 1,000 shares; 1,000 shares issued and outstanding	—	—
Retained earnings	—	—

Total shareholders' equity	—	—
Noncontrolling interests, net of accumulated other comprehensive loss of $364 and $0 as of September 30, 2014 and December 31, 2013, respectively	193,534	55,197

Total equity	193,534	55,197

Total liabilities and equity	$746,812	$368,293

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

 National Storage Affiliates Trust and NSA Predecessor

Unaudited Condensed Consolidated and Combined Statements of Operations

For the Nine Months Ended September 30, 2014, for the Six Months Ended September 30, 2013 and for the Three Months Ended March 31, 2013

(dollars in thousands, except share data)

	NSA		NSA Predecessor Three Months Ended March 31, 2013
	Nine Months Ended September 30, 2014	Six Months Ended September 30, 2013
Revenue
Rental revenue	$48,923	$19,859	$7,157
Other property-related revenue	1,316	499	147

Total revenue	50,239	20,358	7,304

Operating Expenses
Property operating expenses	18,665	7,520	2,926
General and administrative	5,449	1,531	511
Depreciation and amortization	15,311	4,861	972

Total operating expenses	39,425	13,912	4,409

Income from operations	10,814	6,446	2,895

Other Income (Expense)
Interest expense	(16,648)	(9,156)	(4,166)
Acquisition costs	(8,363)	(3,126)	—
Organizational and offering expenses	(1,216)	(50)	—
Gain on sale of properties	1,427	—	—
Non-operating income (expense), net	—	(58)	18

Other income (expense)	(24,800)	(12,390)	(4,148)

Net loss	(13,986)	(5,944)	(1,253)
Less loss attributable to noncontrolling interests	13,986	5,944	—

Net loss attributable to the Company	$—	$—	$(1,253)

Loss per share (basic and diluted)	$—	$—

Weighted average shares outstanding (basic and diluted)	1,000	628

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Unaudited Condensed Consolidated and Combined Statements of Comprehensive Loss

For the Nine Months Ended September 30, 2014, for the Six Months Ended September 30, 2013 and for the Three Months Ended March 31, 2013

(dollars in thousands, except share data)

	NSA
	Nine Months Ended September 30, 2014	Six Months Ended September 30, 2013	NSA Predecessor Three Months Ended March 31, 2013
Net loss	$(13,986)	$(5,944)	$(1,253)
Other comprehensive income (loss)
Unrealized loss on derivative contracts	(1,033)	—	—
Reclassification of other comprehensive loss to interest expense	669	—	—

Comprehensive loss	(14,350)	(5,944)	(1,253)
Comprehensive loss attributable to noncontrolling interests	14,350	5,944	—

Comprehensive loss attributable to the Company	$—	$—	$(1,253)

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

National Storage Affiliates Trust

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Nine Months Ended September 30, 2014

(dollars in thousands)

	Common Shares
			Retained Earnings (Deficit)	Noncontrolling Interests	Total Equity
	Shares	Amount
Balances, December 31, 2013	1,000	$—	$—	$55,197	$55,197
Equity-based compensation expense	—	—	—	1,000	1,000
OP equity issuances to limited partners in business combinations OP units	—	—	—	113,784	113,784
LTIP units	—	—	—	3,374	3,374
Noncontrolling interests in acquired subsidiaries	—	—	—	35,442	35,442
Issuance of OP units, subordinated performance units and LTIP units for Settlement of subscription liability	—	—	—	5,863	5,863
Acquisition costs	—	—	—	1,557	1,557
Acquisition costs paid to related party	—	—	—	3,542	3,542
Cash	—	—	—	431	431
Receivables for issuance of OP and subordinated performance units	—	—	—	(4,758)	(4,758)
Payments on receivables for issuance of OP and subordinated performance units	—	—	—	70	70
Distributions to limited partners of OP	—	—	—	(7,189)	(7,189)
NSA Predecessor distributions and other	—	—	—	(429)	(429)
Other comprehensive loss	—	—	—	(364)	(364)
Net income (loss)	—	—	—	(13,986)	(13,986)

Balances, September 30, 2014	1,000	$—	$—	$193,534	$193,534

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Unaudited Condensed Consolidated and Combined Statements of Cash Flows

For the Nine Months Ended September 30, 2014, for the Six Months Ended September 30, 2013 and for the Three Months Ended March 31, 2013

(dollars in thousands)

	NSA		NSA Predecessor Three Months Ended March 31, 2013
	Nine Months Ended September 30, 2014	Six Months Ended September 30, 2013
Cash Flows from Operating Activities
Net loss	$(13,986)	$(5,944)	$(1,253)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	15,311	4,861	972
Amortization of debt issuance costs	2,150	738	167
Amortization of debt discount and debt premium	867	2,341	1,421
Gain on sale of properties	(1,426)	—	—
Unrealized loss (gain) on fair value of derivatives	142	(143)	(60)
Issuance of subordinated performance units for acquisition costs	2,994	—	—
Equity-based compensation expense	1,000	—	—
Change in assets and liabilities, net of effects of business combinations
Restricted cash	706	(956)	(120)
Other assets	(69)	227	(205)
Accounts payable and accrued liabilities	3,926	6,535	315
Deferred revenue	(427)	(56)	109

Net Cash Provided by Operating Activities	11,188	7,603	1,346

Cash Flows from Investing Activities
Acquisition of self-storage properties	(165,904)	(85,810)	—
Additions and improvements to properties	(2,688)	(1,907)	(205)
Notes receivable from PROs	(12,813)
Proceeds from sale of self-storage properties	2,993	—	—
Deposit for self-storage property acquisition	(1,096)	—	—
Capital expenditures for corporate furniture and fixtures	(121)	(78)	—
Change in restricted cash for capital expenditures	237	38	246

Net Cash Provided by (Used in) Investing Activities	(179,392)	(87,757)	41

Cash Flows from Financing Activities
Proceeds from borrowings	318,424	143,872	—
Proceeds from issuance of OP units	431	632	—
Principal payments under mortgages and notes payable	(143,634)	(47,578)	(628)
Distributions to limited partners	(7,189)	(332)	—
NSA Predecessor distributions and other	(429)	(1,263)	—
Payment received on partner receivable	70	—	—
Payment for equity offering costs	(524)	(291)	—
Payments for debt issuance costs	(904)	(2,192)	—

Net Cash Provided by (Used in) Financing Activities	166,245	92,848	(628)

Increase (decrease) in Cash and Cash Equivalents	(1,959)	12,694	759
Cash and Cash Equivalents
Beginning of period	11,196	3,469	2,769

End of period	$9,237	$16,163	$3,528

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Unaudited Condensed Consolidated and Combined Statements of Cash Flows (Continued)

For the Nine Months Ended September 30, 2014, for the Six Months Ended September 30, 2013 and for the Three Months Ended March 31, 2013

(dollars in thousands)

	NSA		NSA Predecessor Three Months Ended March 31, 2013
	Nine Months Ended September 30, 2014	Six Months Ended September 30, 2013
Supplemental Cash Flow Information
Cash paid for interest	$30,825	$14,091	$2,604
Supplemental Disclosure of Non-Cash Investing and Financing Activities
Issuance of OP units for settlement of subscription liability	$5,863	$—	$—
Payment of debt issuance costs from borrowings	3,851	1,966	—
Consideration exchanged in business combinations
OP units issued	113,784	70,231	—
LTIP units vested	3,374	—	—
Acquisition payable	—	4,426	—
Other business combination items
Assumed mortgages	59,488	—	—
Fair value of noncontrolling interests acquired	35,442	—	—
Net operating liabilities assumed	2,302	1,249	—
Deposit applied as consideration	50	—	—
OP units in exchange for receivable from seller	4,758	493	—
Notes receivable settled through contribution of properties	7,598
Increase in lender participation liability and related discount	770	1,416	767
Increase in payables for
Change in fair value of cash flow hedge derivatives	364	—	—
Deferred offering costs	1,011	95	—
Additions and improvements to properties	231	15	—

The accompanying notes are an integral part of these unaudited condensed consolidated and combined financial statements.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements

1. ORGANIZATION AND NATURE OF OPERATIONS

        National Storage Affiliates Trust was organized in the State of Maryland on May 16, 2013 and is a fully integrated, self-administered and self-managed real estate investment trust focused on the self-storage sector. As used herein, "NSA", the "Company", "we", and "our" refers to National Storage Affiliates Trust and its consolidated subsidiaries, except where the context indicates otherwise. The Company intends to elect and qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2015. Through our controlling interest as the sole general partner in NSA OP, LP (the "OP"), we are focused on the ownership, operation and acquisition of self-storage properties in the United States.

        The Company is currently 100% owned by National Storage Affiliates Holdings, LLC ("Holdings"), an entity formed on February 13, 2013, and whose only assets consist of 126,400 OP units in the OP and 1,000 shares of the Company's common shares of beneficial interest, which were issued for nominal consideration on June 7, 2013. While the OP was also formed on February 13, 2013, it did not commence operations until April 1, 2013. Holdings served as the general partner of the OP until June 7, 2013 when the Company was appointed as the sole general partner. Due to the existence of common control by Holdings, the Company is deemed to have commenced its operations concurrently with the April 1, 2013 date when the OP began its operations.

        The Company's predecessor for accounting purposes consists of SecurCare Portfolio Holdings, LLC and SecurCare Value Properties, Ltd. (collectively, the "NSA Predecessor"), entities whose principal owner is the Company's chief executive officer. NSA Predecessor does not represent a single legal entity, but a combination of these two legal entities under common control prior to formation of the Company. NSA Predecessor owned and operated a total of 110 self-storage properties in California, Colorado, Georgia, Mississippi, North Carolina, Oklahoma, and Texas. NSA Predecessor contributed to the Company a total of 88 of NSA Predecessor's self-storage properties, consisting of 23 self-storage properties on June 10, 2013, and an additional 65 self-storage properties that were contributed on April 1, 2014. For financial reporting purposes the contribution of all 88 self-storage properties by NSA Predecessor was accounted for as a reorganization of entities under common control, whereby all 88 self-storage properties were treated as if they were acquired on April 1, 2013 (the date the OP's operations commenced). Of the 110 self-storage properties owned by NSA Predecessor, 22 self-storage properties did not meet the criteria for contribution to the Company and are excluded from the accompanying NSA financial statements.

        The initial formation and capitalization of the Company contemplated a series of acquisitions resulting in the Company's aggregation of a portfolio of self-storage properties in exchange for limited partner interests in the OP. In addition to NSA Predecessor, other entities that are referred to as Participating Regional Operators ("PROs") participated in these formation transactions. All of the self-storage properties acquired from PROs have been accounted for as business combinations at fair value, whereby the results of operations for these properties are included in the Company's financial statements beginning on the respective closing date for each acquisition. As of September 30, 2014, through the contribution of 88 properties from NSA Predecessor which were accounted for as a reorganization of entities under common control, and acquisitions from PROs and third-party sellers, the Company owned a total of 204 self-storage properties in 13 states.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

2. BASIS OF PRESENTATION

        The accompanying interim financial statements have been presented in conformity with U. S. generally accepted accounting principles ("GAAP") for interim financial information. Accordingly, these statements do not include all of the information and footnote disclosures required by GAAP for complete annual financial statements. In the opinion of management, the accompanying interim financial statements have been prepared on the same basis as the Company's audited financial statements and include all adjustments, consisting of normal recurring items, necessary for their fair presentation in conformity with GAAP. Interim results are not necessarily indicative of results for a full year.

        The unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained elsewhere herein. The balance sheet of NSA as of December 31, 2013, and the statements of operations and cash flows of NSA Predecessor for the three months ended March 31, 2013, were derived from such audited financial statements.

3. THE OP

        As of December 31, 2013, the Company had received approximately $5.9 million for limited partner subscriptions to acquire 577,635 OP units, which were issued effective January 1, 2014. During January 2014, the Company received additional proceeds of $431,000 for limited partner subscriptions, resulting in the issuance of 42,465 OP units.

4. SELF-STORAGE PROPERTIES

        As of September 30, 2014 and December 31, 2013, self-storage properties are summarized as follows (in thousands):

	2014	2013
Land	$207,197	$96,055
Buildings and improvements	535,417	273,091
Furniture and equipment	1,656	1,552

Total storage properties	744,270	370,698
Less accumulated depreciation	(34,179)	(24,379)

Self-storage properties, net	$710,091	$346,319

        Depreciation expense related to self-storage properties amounted to $10.1 million for the nine months ended September 30, 2014, $3.5 million for the six months ended September 30, 2013, and $1.0 million for the three months ended March 31, 2013.

5. ACQUISITIONS AND DISPOSITIONS

Acquisitions

        During the period from January 1, 2014 through September 30, 2014, a total of 68 self-storage properties were acquired in business combinations for an aggregate purchase price of $383.2 million. The Company allocated the total consideration to the estimated fair value of tangible and intangible assets acquired, and liabilities assumed. A portion of the purchase price was allocated to customer in-place leases which were recorded in the aggregate at fair value of $10.7 million based on estimates

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

5. ACQUISITIONS AND DISPOSITIONS (Continued)

and assumptions as described in Note 12. Amortization expense for customer in-place leases was $5.2 million for the nine months ended September 30, 2014, and $1.4 million for the six months ended September 30, 2013. The following table summarizes the consideration issued and other information for the business combinations completed during the nine months ended September 30, 2014 (dollars in thousands):

		Summary of Consideration
Acquisition Date	Number of Properties	Cash(1)	Value of Units Issued	Non Controlling Interest	Liabilities (Assets) Assumed	Total
1st Quarter 2014	1	$1,900	$—	$—	$5	$1,905
2nd Quarter 2014	36	94,365	72,857	—	1,157	168,379
3rd Quarter 2014	31	77,287	39,543	35,442	60,628	212,900

Totals	68	$173,552	$112,400	$35,442	$61,790	$383,184

(1)
Cash consideration includes a $50,000 deposit paid in December 2013 and $7.6 million of funds advanced during the nine months ended September 30, 2014 which were repaid through a reduction of the consideration payable upon closing of acquisitions.

        The following table summarizes the consideration issued and other information for the business combinations completed during the nine months ended September 30, 2014 by PRO (dollars in thousands):

		Consideration Paid
Acquisition Sourced by:	Number of properties	Cash	Value of Units Issued	Non Controlling Interest	Liabilities (Assets) Assumed	Total
Northwest	27	$43,240	$63,366	$—	$14,768	$121,374
Optivest	12	32,393	25,724	—	771	58,888
Guardian	13	26,511	23,310	35,442	45,462	130,725
Move It	10	53,265	—	—	657	53,922
SecurCare	6	18,143	—	—	132	18,275

Total	68	$173,552	$112,400	$35,442	$61,790	$383,184

        In connection with the Company's acquisitions, the OP has agreed that it shall not, and shall cause its subsidiaries not to, sell, dispose or otherwise transfer any property which is a part of the applicable self-storage property portfolio relating to such series of subordinated performance units without the consent of the partners (including NSA) holding at least 50% of the then outstanding OP units and the partners holding at least 50% of the then outstanding subordinated performance units that relate to the applicable property, except for sales, dispositions or other transfers of a property to wholly-owned subsidiaries of the OP. This restriction expires on March 31, 2023.

        Certain of the self-storage property acquisitions during the nine months ended September 30, 2014 were completed when the OP acquired controlling interests in limited liability companies. Related to these acquisitions, the OP recognized the acquisition date fair value of the interests not acquired by the OP as noncontrolling interests, which is reflected as noncontrolling interests on the accompanying balance sheet.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

5. ACQUISITIONS AND DISPOSITIONS (Continued)

        In connection with the acquisition of certain self-storage properties during the three months ended September 30, 2014, the Company assumed existing mortgages. These mortgages were recorded at their acquisition date fair value. Additionally, the Company issued OP and subordinated performance units valued at $4.8 million in exchange for notes receivables from certain sellers of self-storage properties. These notes receivables are included as a reduction to equity in noncontrolling interests in the accompanying statement of changes in equity.

        The results of operations for each of these business combinations are included in the statement of operations from the respective date of acquisition through September 30, 2014. For the nine months ended September 30, 2014, the accompanying consolidated statement of operations includes aggregate revenue of $9.2 million and income from operations of $1.3 million related to the 68 properties acquired during the first nine months of 2014.

        The unaudited pro forma financial information set forth below reflects adjustments to the Company's historical data to give effect to each of the acquisitions and related financing activities (including the issuance of OP units, subordinated performance units and LTIP units) had occurred on January 1, 2013. The unaudited pro forma information presented below does not purport to represent what the Company's actual results of operations would have been for the periods indicated, nor does it purport to represent the Company's future results of operations. The following table summarizes on a pro forma basis, the Company's results of operations based on the assumptions described above:

	NSA	NSA	NSA Predecessor
	January 1, 2014 to September 30, 2014	April 1, 2013 to September 30, 2013	January 1 to March 31, 2013
	(in thousands, except per share amounts)
Pro forma revenue	72,396	45,591	19,920
Pro forma net loss	(6,657)	(18,327)	(4,699)
Earnings per common share
Basic and diluted—as reported	$—	$—
Basic and diluted—pro forma	$—	$—

Dispositions

        In May 2014, the Company sold to an unrelated party one of the storage properties contributed by NSA Predecessor. The gross selling price was $3.0 million and the Company recognized a gain on sale of $1.4 million.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

6. MORTGAGES AND NOTES PAYABLE

        Mortgages and notes payable are collateralized by substantially all of the Company's self-storage properties. The Company must comply with certain financial and non-financial covenants pursuant to debt agreements. As of September 30, 2014 and December 31, 2013, mortgages and notes payable consist of the following (dollars in thousands):

	Carrying Value
	September 30, 2014	December 31, 2013	Interest Rate		Maturity Date
Fixed Rate
Assumed mortgages	7,575	—	6.01%		November 2016
Assumed mortgage	2,648	—	5.88%		February 2017
Assumed mortgages	45,343	—		(1)	October 2020
Assumed mortgage	4,375	4,454	5.62%		July 2021
Mortgage	68,188	68,188		(2)	June 2023
Assumed mortgage	3,840	—	6.13%		June 2028
Mortgages	—	72,523		(3)	(3)

Total fixed rate mortgages	131,969	145,165

Variable Rate
US Bank senior term loan	52,000	52,000	2.25%	(4)	June 2015
US Bank senior term loan	6,500	6,500	2.40%	(5)	October 2015
Lender participating mortgage	—	41,376		(6)	(6)
Mezzanine loan	25,000	25,000	9.65%	(7)	June 2015
Senior term loan	—	11,579		(8)	(8)

Total variable rate mortgages	83,500	136,455

Variable Rate
Secured facilities
Revolving line of credit	127,717	—	2.66%	(9)	March 2017
Term loan	144,558	—	2.56%	(10)	March 2018
Unsecured term loan	50,000	—	5.16%	(11)	April 2015

Total variable rate credit facilities	322,275	—

Total mortgages and notes payable	$537,744	$281,620

(1)
Interest rates range from 5.54% to 5.80%.

(2)
Interest rates range from 4.60% to 4.65%.

(3)
These mortgages were paid in full. The maturity dates ranged from April 2014 through October 2016 and had interest rates ranging from 5.40% through 6.50%.

(4)
The interest rate is calculated at one-month LIBOR plus 2.10%.

(5)
The interest rate is calculated at one-month LIBOR plus 2.25%.

(6)
This lender participating mortgage was paid in full. Its maturity date was June 2014 and had an interest rate of 14.11%.

(7)
The interest rate is 9.40% plus the greater of (i) 0.25% or (ii) one-month LIBOR (an effective rate of 9.65% as of September 30, 2014). Loan is subject to a net worth covenant and certain interest rate cap agreements are required to be maintained.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

6. MORTGAGES AND NOTES PAYABLE (Continued)

(8)
The senior term loan was paid in full. Its maturity date was June 2014 and had an interest rate of 2.97%.

(9)
As amended in July 2014, the revolver provides for a total borrowing commitment up to $280.4 million subject to periodic borrowing base calculations. The interest rate is calculated at one-month LIBOR plus 2.50% (an effective rate of 2.66% as of September 30, 2014).

(10)
The interest rate is calculated at one-month LIBOR plus 2.40% (an effective rate of 2.56% as of September 30, 2014).

(11)
The interest rate is calculated at LIBOR plus 5.00% (an effective rate of 5.16% as of September 30, 2014). Mandatory repayment of this loan is required upon the occurrence of a Capital Event (such as completion of the Company's contemplated initial public offering). Absent a Capital Event, the loan matures on April 1, 2015.

7. OTHER ASSETS

        As of September 30, 2014 and December 31, 2013, other assets consist of the following (in thousands):

	2014	2013
Customer in-place leases, net of accumulated amortization of $7,837 and $2,614, respectively	$8,247	$2,782
Advance to related party	5,215	—
Deferred offering costs	1,535	—
Property acquisition deposits	1,096	50
Receivables:
Trade, net	711	523
PROs and other affiliates	360	71
Prepaid expenses and other	884	532
Corporate furniture and fixtures, net	188	78
Interest rate derivative asset	18	125

Total	$18,254	$4,161

8. DERIVATIVES

        As of September 30, 2014 and December 31, 2013, the following is a summary of the terms of outstanding interest rate swap agreements, all of which are based on one-month LIBOR (in thousands):

	Notional Amount
Maturity Date	September 30, 2014		December 31, 2013	Fixed Interest Rate
May 2014	$—		$12,666	1.47%
March 2018	85,000	(1)	—	1.46%
March 2018	25,000	(1)	—	1.31%
March 2018	15,000	(1)	—	1.34%
February 2022	7,764		7,764	2.28%

	$132,764		$20,430

(1)
Interest rate swap accounted for using hedge accounting.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

8. DERIVATIVES (Continued)

        As of September 30, 2014 and December 31, 2013, the following is a summary of the terms of interest rate cap agreements (fixing variable rate debt based on one-month LIBOR) (dollars in thousands):

Maturity Date	Notional Amount	Rate Cap
April 2015	$50,000	1.00%
June 2015	10,000	2.00%
June 2015	6,820	2.00%
June 2015	1,180	2.00%
June 2015	17,000	2.00%

	$85,000

        For the nine months ended September 30, 2014, the Company recorded an unrealized loss of $142,000 in the accompanying statement of operations for derivatives that are not being accounted for using hedge accounting. For the six months ended September 30, 2013 and the three months ended March 31, 2013, the Company and NSA Predecessor recorded unrealized gains of $143,000 and $60,000, respectively, in the accompanying statements of operations for derivatives that are not being accounted for using hedge accounting.

        For the interest rate swaps that are being accounted for under hedge accounting, an unrealized loss of $1.0 million is included in other comprehensive loss (as a reduction of noncontrolling interests) in the accompanying statement of comprehensive loss for the nine months ended September 30, 2014. With respect to the $1.0 million unrealized loss, the Company reclassified $669,000 to interest expense for the nine months ended September 30, 2014, resulting in a net unrealized loss of $364,000 in other comprehensive loss for the nine months ended September 30, 2014. During the twelve months subsequent to September 30, 2014, the Company expects that the remaining unrealized loss of $364,000 will be reclassified and recognized as a charge to interest expense.

        As of September 30, 2014 and December 31, 2013, the fair value of derivatives are recorded in the following asset and liability accounts in the accompanying balance sheets (dollars in thousands):

	2014	2013
Other assets, net	$18	$125
Accounts payable and accrued liabilities	454	55

Net asset (liability)	$(436)	$70

9. RELATED PARTY TRANSACTIONS

        The Company has entered into supervisory and administrative service agreements with NSA Predecessor and PROs to continue providing leasing, operating, supervisory and administrative services related to the self-storage properties contributed by NSA Predecessor and acquired from the PROs. The agreements provide for fees ranging from 5% to 6% of gross revenue for the related self-storage properties. For the nine months ended September 30, 2014, fees to related parties amounted to $2.9 million. For the six months ended September 30, 2013, fees to related parties amounted to $1.2 million, and for the three months ended March 31, 2013, NSA Predecessor incurred fees to related

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

9. RELATED PARTY TRANSACTIONS (Continued)

parties of $441,000. Supervisory and administrative service fees are included in general and administrative expense in the accompanying statements of operations. As of September 30, 2014 and December 31, 2013, accounts payable and accrued liabilities include payables to related parties of $807,500 and $472,300, respectively.

        The employees responsible for operation of the self-storage properties are employees of affiliates of NSA Predecessor and the PROs who charge the Company for the actual costs associated with the respective employees. These reimbursements for payroll-related costs are included in property operating expenses in the accompanying statements of operations. The payroll-related reimbursements amounted to $6.0 million for the nine months ended September 30, 2014, $2.3 million for the six months ended September 30, 2013, and $890,000 for the three months ended March 31, 2013.

        In connection with the properties contributed by NSA Predecessor, the Company recognized contractually obligated transaction expense payable to SecurCare Self Storage, Inc., a related party. These fees are included in acquisition costs in the accompanying statements of operations and amounted to $2.7 million and $548,000 for the nine months ended September 30, 2014 and the six months ended September 30, 2013, respectively.

        In connection with its acquisition of certain self-storage properties during 2014, the Company recognized contractually obligated expenses payable to SA, LLC, a related party. These expenses are included in acquisition costs in the accompanying statements of operations and amounted to $300,000 for the nine months ended September 30, 2014.

        In July of 2014, the Company advanced $8.0 million to a PRO in connection with the acquisition of certain properties acquired from the PRO during the nine months ended September 30, 2014 as well as properties which the Company intends to acquire within the twelve months subsequent to September 30, 2014. During the nine months ended September 30, 2014, $2.8 million of the advance was repaid through a reduction of the consideration paid upon the contribution of certain self-storage properties. The remaining balance of $5.2 million which is included in other assets in the accompanying balance sheet, will be repaid through a reduction of consideration paid for certain contributions of the PRO's self-storage properties.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

10. LONG-TERM INCENTIVE PLAN

Compensatory Grants

        On December 31, 2013, the Company granted 406,600 LTIP units to the employees and directors of the Company. Of this amount, 119,000 LTIP units were fully vested on the date of grant, and 102,000 LTIP units vested during the nine months ended September 30, 2014. Substantially all of the remaining 185,600 unvested LTIP units are expected to vest by December 31, 2015. However, if the grantee has a termination of service for any reason during the vesting period, the unvested LTIP units will be forfeited. The fair value of the LTIP units upon issuance was determined to be $9.28 per LTIP unit and was based on the fair value of comparable equity instruments of the Company such as its OP units, discounted for certain rights available to the similar equity instrument holders and not available to the LTIP unit holders.

        The Company recorded $1.1 million of compensation expense for the year ended December 31, 2013, related to the LTIP units that were vested on the date of grant. For the nine months ended September 30, 2014, the Company recognized compensation expense of $1.0 million which is included in general and administrative expenses in the accompanying statement of operations. The Company expects to recognize an additional $1.7 million over the remaining vesting period for the LTIP units.

Acquisition Consideration Grants

        On December 31, 2013, the Company granted 1,683,560 LTIP units to PROs, including NSA Predecessor, as part of the consideration for their respective self-storage property contributions and acquisitions. Awards for 421,490 LTIP units associated with property contributions and acquisitions completed during 2013 were immediately vested and the estimated fair value of the LTIP awards was included as a component of the purchase price allocation for the respective properties. The unvested LTIP units of 1,262,070 as of December 31, 2013 vest as additional properties are contributed by NSA Predecessor and acquired from PROs.

        In connection with the contribution of 65 self-storage properties on April 1, 2014 by NSA Predecessor, 359,200 LTIP units previously granted to NSA Predecessor became fully vested. In connection with acquisitions of self-storage properties for the nine months ended September 30, 2014, a total of 351,710 LTIP units also became fully vested resulting in an unvested balance of 551,160 LTIP units that are expected to vest as additional properties are contributed by the PROs. The estimated fair value of the 351,710 LTIP awards that vested during the nine months ended September 30, 2014 was included as a component of the purchase price allocation for the respective properties acquired from the PROs.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

11. EARNINGS PER SHARE

        The following is a summary of the elements used in calculating basic and diluted loss per common share for the nine months ended September 30, 2014 and the six months ended September 30, 2013 (dollars in thousands, except per share amounts):

	2014	2013
Net loss	(13,986)	$(5,944)
Less loss attributable to noncontrolling interests	13,986	5,944

Net loss attributable to common shareholders	$—	$—

Weighted average shares outstanding (basic and diluted)	1,000	628

Loss per share (basic and diluted)	$—	$—

        The holders of OP units are not entitled to elect redemption until one year after the closing of the Company's initial public offering or similar financings by the Company. The Company will have the ability to satisfy the redemption request by issuing common shares on a one-for-one basis or the payment of cash, solely at the option of the Company. As of September 30, 2014, potentially dilutive units in the OP consist of 17,045,004 OP units, 7,515,639 subordinated performance units, and 1,539,000 LTIP units. Such potentially dilutive units were excluded from the earnings per share calculations since their effect is antidilutive.

12. FAIR VALUE DISCLOSURES

        The Company applies the methods of determining fair value as described in authoritative guidance, to value its financial assets and liabilities. As defined in the guidance, fair value is based on the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

  Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

  Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

  Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

        In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considering counterparty credit risk in its assessment of fair value.

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

12. FAIR VALUE DISCLOSURES (Continued)

        Financial assets and liabilities carried at fair value as of September 30, 2014 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3
Interest rate swap and cap derivative assets	$—	$18	$—
Interest rate swap and cap derivative (liabilities)	—	(454)	—

Total net liabilities at fair value	$—	$436	$—

        Financial assets and liabilities carried at fair value as of December 31, 2013 are classified in the table below in one of the three categories described above (dollars in thousands):

	Level 1	Level 2	Level 3
Interest rate swap and cap derivative assets	$—	$125	$—
Interest rate swap and cap derivative (liabilities)	—	(55)	—
Lender participating mortgage	—	—	(58,504)

Total net assets (liabilities) at fair value	$—	$70	$(58,504)

        For financial assets and liabilities that utilize Level 2 inputs, the Company utilizes both direct and indirect observable price quotes, including LIBOR yield curves. The Company uses valuation techniques for Level 2 financial assets and liabilities which include LIBOR yield curves at the reporting date as well as assessing counter party credit risk. Counterparties to these contracts are highly rated financial institutions. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with the Company's derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and the counterparties. As of September 30, 2014, the Company determined the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions are not significant to the overall valuation of its derivatives. Therefore, the Company has determined that its derivative valuations are appropriately classified in Level 2 of the fair value hierarchy.

        The Company's lender participating mortgage note was carried at fair value. The fair value of the lender participation liability is determined using discounted cash flow methodology associated with the results of operations and/or realized appreciation in value of the real estate assets. These inputs fall into Level 3 within the fair value hierarchy and therefore, the Company has determined the lender participating mortgage is appropriately classified in Level 3.

        The carrying values of cash and cash equivalents, restricted cash, receivables, property acquisition deposits, accounts payable and accrued liabilities, and the OP Unit subscription liability reflected in the consolidated balance sheets at September 30, 2014 and December 31, 2013, approximate fair value due to the short term nature of these accounts. The carrying value of variable rate notes payable reflected in the consolidated balance sheets at September 30, 2014 and December 31, 2013 approximates fair value as the changes in their associated interest rates reflect the current market and credit risk is similar to when the loans were originally obtained.

        The fair values of the Company's fixed rate mortgages and notes payable were estimated using the discounted estimated future cash payments to be made on such debt; the discount rates used

National Storage Affiliates Trust and NSA Predecessor

Notes to Unaudited Condensed Consolidated and Combined Financial Statements (Continued)

12. FAIR VALUE DISCLOSURES (Continued)

approximated current market rates for loans (categorized within Level 2 of the fair value hierarchy), or groups of loans, with similar maturities and credit quality. The combined balance of our fixed rate mortgages and notes payable was approximately $132.0 million as of September 30, 2014 with a fair value of approximately $134.8 million. In determining the fair value of fixed rate mortgages and notes payable as of September 30, 2014, the Company estimated market interest rates of approximately 4.19%, compared to our average contracted interest rates of 4.68%. The combined balance of our fixed rate mortgages and notes payable was approximately $145.2 million as of December 31, 2013 with a fair value of approximately $146.3 million. In determining the fair value of our fixed rate mortgages and notes payable as of December 31, 2013, the Company estimated market interest rates of approximately 4.20%, compared to the average contracted interest rates of 5.57%.

        For the nine months ended September 30, 2014, assets and liabilities measured at fair value on a non-recurring basis included 68 self-storage properties acquired and the related liabilities assumed in connection with the business combinations discussed in Note 5. For the determination of fair value of land, the Company used prices per acre derived from observed transactions involving comparable land in similar locations (a Level 2 input). For the determination of the fair value of buildings, improvements, furniture and equipment, the Company used current replacement cost based on information derived from construction industry data by geographic region as adjusted for the age, condition, and economic obsolescence associated with these assets (Level 2 and Level 3 inputs).

        The fair value of customer in-place leases was based on the estimated net operating income that would be lost due to the amount of time required to replace existing customer leases, which is based on the Company's historical experience with turnover in its facilities (a Level 3 input). Other assets acquired and liabilities assumed in the acquisitions consist primarily of trade receivables, prepaid or accrued real estate taxes and deferred revenue from advance monthly rentals paid by customers.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of Northwest 2013 Properties for the period from January 1, 2013 through the respective acquisition dates (as reflected in Note 3 to the financial statements) during the year ended December 31, 2013, and for the years ended December 31, 2012 and 2011, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of Northwest 2013 Properties for the period from January 1, 2013 through the respective acquisition dates (as reflected in Note 3 to the financial statements) during the year ended December 31, 2013, and for the years ended December 31, 2012 and 2011, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of Northwest 2013 Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

 Northwest 2013 Properties

Combined Statements of Revenue and Certain Expenses

Period from January 1, 2013 Through the Respective Acquisition Dates by NSA During the Year Ended
December 31, 2013, and for the Years Ended December 31, 2012 and 2011

(dollars in thousands)

	2013(a)	2012	2011
Revenue
Rental revenue	$5,461	$10,615	$10,113
Other property-related revenue	51	94	68

Total revenue	5,512	10,709	10,181

Certain Expenses
Property operating expenses	1,264	2,378	2,402
Real estate taxes	451	916	902
Supervisory and administrative fees	328	646	623

Total certain expenses	2,043	3,940	3,927

Revenue in excess of certain expenses	$3,469	$6,769	$6,254

(a)
See Note 3 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Northwest 2013 Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        During 2013, National Storage Affiliates Trust ("NSA") acquired 31 self-storage properties (the "Northwest 2013 Properties") through Northwest Self Storage ("Northwest"). Two of these properties were not owned or managed by Northwest prior to January 1, 2013, and the remaining 29 properties were owned or managed by Northwest from January 1, 2011 through the respective dates that NSA acquired the properties. Northwest is one of three founding participating regional operators that initiated NSA's formation transactions commencing on April 1, 2013.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Northwest 2013 Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Northwest 2013 Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Northwest 2013 Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Northwest 2013 Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $107 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $152 for the year ended December 31, 2012, and $154 for the year ended December 31, 2011.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Northwest 2013 Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $209 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $350 for the year ended December 31, 2012, and $466 for the year ended December 31, 2011.

Northwest 2013 Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

3. OPERATING RESULTS BY NSA ACQUISITION DATE

        Presented below is the revenue and certain expenses for each group of properties for the periods from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013:

	NSA Acquisition Date
	April 1, 2013	June 10, 2013(a)	June 10, 2013	June 24, 2013	December 30, 2013	Total
Number of properties	11	2	11	3	4	31
Revenue
Rental revenue	$1,057	$256	$1,842	$609	$1,697	$5,461
Other property-related revenue	12	2	30	2	5	51

Total revenue	1,069	258	1,872	611	1,702	5,512

Certain Expenses
Property operating expenses	275	89	362	129	409	1,264
Real estate taxes	92	16	127	60	156	451
Supervisory and administrative fees	63	13	105	37	110	328

Total certain expenses	430	118	594	226	675	2,043

Revenue in excess of certain expenses	$639	$140	$1,278	$385	$1,027	$3,469

(a)
Consists of results for two properties that were not owned or managed by Northwest prior to January 1, 2013. As such, the operating results are included for the period January 1, 2013 through June 1, 2013. The operating results of these two properties are not presented herein for the years ended December 31, 2012 and 2011.

4. RELATED PARTY TRANSACTIONS

        The Northwest 2013 Properties are subject to agreements entered into with Northwest that provide for a fee equal to 6% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Northwest consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the Northwest 2013 Properties are employees of Northwest. The amounts charged by Northwest for salaries, wages and benefits for the Northwest 2013 Properties are included in property operating expenses and amounted to $618 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $1,097 for the year ended December 31, 2012, and $1,052 for the year ended December 31, 2011.

5. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of Optivest 2013 Properties for the period from January 1, 2013 through the respective acquisition dates (as reflected in Note 3 to the financial statements) during the year ended December 31, 2013, and for the years ended December 31, 2012 and 2011, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of Optivest 2013 Properties for the period from January 1, 2013 through the respective acquisition dates (as reflected in Note 3 to the financial statements) during the year ended December 31, 2013, and for the years ended December 31, 2012 and 2011, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of Optivest 2013 Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

 Optivest 2013 Properties

Combined Statements of Revenue and Certain Expenses

Period from January 1, 2013 Through the Respective Acquisition Dates by NSA During the
Year Ended December 31, 2013, and for the Years Ended December 31, 2012 and 2011

(dollars in thousands)

	2013(a)	2012	2011
Revenue
Rental revenue	$2,991	$5,762	$5,536
Other property-related revenue	183	294	288

Total revenue	3,174	6,056	5,824

Certain Expenses
Property operating expenses	916	1,776	1,795
Real estate taxes	414	751	747
Supervisory and administrative fees	204	328	298

Total certain expenses	1,534	2,855	2,840

Revenue in excess of certain expenses	$1,640	$3,201	$2,984

(a)
See Note 3 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Optivest 2013 Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        During 2013, National Storage Affiliates Trust ("NSA") acquired 11 self-storage properties (the "Optivest 2013 Properties") through Optivest Properties, LLC ("Optivest"). Optivest is one of three founding participating regional operators that initiated NSA's formation transactions commencing on April 1, 2013.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Optivest 2013 Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Optivest 2013 Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Optivest 2013 Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Optivest 2013 Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $33 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $54 for the year ended December 31, 2012, and $34 for the year ended December 31, 2011.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Optivest 2013 Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $82 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $178 for the year ended December 31, 2012, and $164 for the year ended December 31, 2011.

Optivest 2013 Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

3. OPERATING RESULTS BY NSA ACQUISITION DATE

        Presented below is the revenue and certain expenses for each group of acquisitions for the periods from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013:

	NSA Acquisition Date
	April 1, 2013	June 24, 2013	July 25, 2013	Total
Number of properties	1	5	5	11
Revenue
Rental revenue	$147	$1,117	$1,727	$2,991
Other property-related revenue	4	157	22	183

Total revenue	151	1,274	1,749	3,174

Certain Expenses
Property operating expenses	53	423	440	916
Real estate taxes	14	162	238	414
Supervisory and administrative fees	12	78	114	204

Total certain expenses	79	663	792	1,534

Revenue in excess of certain expenses	$72	$611	$957	$1,640

4. RELATED PARTY TRANSACTIONS

        The Optivest 2013 Properties are subject to agreements entered into with Optivest that generally provide for a fee equal to 6% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Optivest consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the Optivest 2013 Properties are employees of Optivest. The amounts charged by Optivest for salaries, wages and benefits for the Optivest 2013 Properties are included in property operating expenses and amounted to $430 for the period from January 1, 2013 through the respective acquisition dates by NSA during the year ended December 31, 2013, $777 for the year ended December 31, 2012, and $783 for the year ended December 31, 2011.

5. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of Northwest 2014 Properties for the years ended December 31, 2013 and 2012, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of Northwest 2014 Properties for the years ended December 31, 2013 and 2012, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of Northwest 2014 Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

Northwest 2014 Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA
or September 30, 2014 (Unaudited), and for the Years Ended December 31, 2013 and 2012

(dollars in thousands)

	2014(a)	2013	2012
	(Unaudited)
Revenue
Rental revenue	$5,597	$11,176	$10,212
Other property-related revenue	146	235	209

Total revenue	5,743	11,411	10,421

Certain Expenses
Property operating expenses	1,141	2,913	2,560
Real estate taxes	404	865	830
Supervisory and administrative fees	343	663	605

Total certain expenses	2,188	4,441	3,995

Revenue in excess of certain expenses	$3,555	$6,970	$6,426

(a)
See Note 3 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Northwest 2014 Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") acquired 22 self-storage properties during the nine months ended September 30, 2014 and was under contract to acquire four additional self-storage properties (collectively, the "Northwest 2014 Properties") through Northwest Self Storage ("Northwest"). Northwest is one of three founding participating regional operators that initiated NSA's formation transactions commencing on April 1, 2013.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Northwest 2014 Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Northwest 2014 Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Northwest 2014 Properties.

        The unaudited interim combined statement of revenue and certain expenses for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014 was prepared on the same basis as the combined statements of revenue and certain expenses for the years ended December 31, 2013 and 2012, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Northwest 2014 Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $111 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $208 for the year ended December 31, 2013, and $140 for the year ended December 31, 2012.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Northwest 2014 Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $234 (unaudited) for the interim

Northwest 2014 Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $420 for the year ended December 31, 2013, and $424 for the year ended December 31, 2012.

3. UNAUDITED INTERIM OPERATING RESULTS BY ACQUISITION DATE (UNAUDITED)

        Presented below is the unaudited revenue and certain expenses for each group of acquisitions for the interim periods from January 1, 2014 through the earlier of the respective acquisition dates by NSA or September 30, 2014:

	NSA Acquisition Date
	April 1, 2014	May 31, 2014	June 30, 2014	August 27, 2014	Probable Acquisitions(a)	Total
Number of properties	10	2	5	5	4	26
Revenue
Rental revenue	$1,143	$652	$1,166	$1,407	$1,229	$5,597
Other property-related revenue	46	25	13	41	21	146

Total revenue	1,189	677	1,179	1,448	1,250	5,743

Certain Expenses
Property operating expenses	255	232	291	355	308	1,441
Real estate taxes	84	24	96	121	79	404
Supervisory and administrative fees	75	38	69	87	74	343

Total certain expenses	414	294	456	563	461	2,188

Revenue in excess of certain expenses	$775	$383	$723	$885	$789	$3,555

(a)
See Note 5.

4. RELATED PARTY TRANSACTIONS

        The Northwest 2014 Properties are subject to agreements entered into with Northwest that provide for a fee equal to 6% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Northwest consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the Northwest 2014 Properties are employees of Northwest. The amounts charged by Northwest for salaries, wages and benefits for the Northwest 2014 Properties are included in property operating expenses and amounted to $499 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $1,240 for the year ended December 31, 2013, and $1,102 for the year ended December 31, 2012.

5. SUBSEQUENT EVENTS

        During the period between October 1, 2014 and November 5, 2014, two properties were acquired by NSA that were classified in the table in Note 3 as "probable acquisitions". Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of Optivest 2014 Properties for the year ended December 31, 2013, and for the period commencing on the later of January 1, 2012 or Optivest's respective acquisition date (as set forth in Note 4) through December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of Optivest 2014 Properties for the year ended December 31, 2013, and for the period commencing upon the later of January 1, 2012 or Optivest's respective acquisition date (as set forth in Note 4) through December 31, 2012, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of Optivest 2014 Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

Optivest 2014 Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA
or September 30, 2014 (Unaudited), for the Year Ended December 31, 2013, and the Period
Commencing upon the Later of January 1, 2012 or Optivest's Respective Acquisition Date Through
December 31, 2012

(dollars in thousands)

	2014(a)	2013	2012(b)
	(Unaudited)
Revenue
Rental revenue	$3,551	$6,451	$5,826
Other property-related revenue	104	166	169

Total revenue	3,655	6,617	5,995

Certain Expenses
Property operating expenses	986	1,874	1,528
Real estate taxes	302	571	577
Supervisory and administrative fees	188	335	327

Total certain expenses	1,476	2,780	2,432

Revenue in excess of certain expenses	$2,179	$3,837	$3,563

(a)
See Note 3 for the number of properties and the related periods presented.

(b)
See Note 4 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Optivest 2014 Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") acquired 12 self-storage properties during the nine months ended September 30, 2014 and is under contract to acquire one additional self-storage property (collectively, the "Optivest 2014 Properties") through Optivest Properties, LLC ("Optivest"). One of these 13 properties was not owned or managed by Optivest prior to August 1, 2012, and the remaining 12 properties were owned or managed by Optivest for the entire interim period from January 1, 2012 through the later of the respective dates that NSA acquired the properties or September 30, 2014. Optivest is one of three founding participating regional operators that initiated NSA's formation transactions commencing on April 1, 2013.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Optivest 2014 Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Optivest 2014 Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Optivest 2014 Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, was prepared on the same basis as the combined statements of revenue and certain expenses for the year ended December 31, 2013 and for the period commencing upon the later of January 1, 2012 or Optivest's respective acquisition date through December 31, 2012, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Optivest 2014 Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $48 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $96 for the year ended December 31, 2013, and

Optivest 2014 Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

$75 for the period commencing upon the later of January 1, 2012 or the respective acquisition date by Optivest through December 31, 2012.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Optivest 2014 Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $71 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $126 for the year ended December 31, 2013, and $68 for the period commencing upon the later of January 1, 2012 or the respective acquisition date by Optivest through December 31, 2012.

3. UNAUDITED OPERATING RESULTS FOR 2014 BY NSA ACQUISITION DATE

        Presented below is the unaudited revenue and certain expenses for each group of properties for the interim period from January 1, 2014 through the earlier of the respective acquisition date by NSA or September 30, 2014:

	NSA Acquisition Date
	April 1, 2014	July 1, 2014	September 30, 2014	Probable Acquisition(a)	Total
Number of properties	3	7	2	1	13
Revenue
Rental revenue	$274	$1,856	$1,180	$241	$3,551
Other property-related revenue	9	51	36	8	104

Total revenue	283	1,907	1,216	249	3,655

Certain Expenses
Property operating expenses	97	533	282	74	986
Real estate taxes	26	165	95	16	302
Supervisory and administrative fees	18	95	68	7	188

Total certain expenses	141	793	445	97	1,476

Revenue in excess of certain expenses	$142	$1,114	$771	$152	$2,179

(a)
Represents a property that NSA has a contractual right to acquire.

Optivest 2014 Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

4. OPERATING RESULTS FOR 2012 BY OPTIVEST ACQUISITION DATE

        Presented below is revenue and certain expenses for the group of 12 properties owned by Optivest for the entire year ended December 31, 2012, and one property acquired by Optivest on August 1, 2012 which is presented for the period from Optivest's acquisition date through December 31, 2012:

	Optivest Acquisition Date
	Prior to 2012	August 1, 2012	Total
Number of properties	12	1	13
Revenue
Rental revenue	$5,638	$188	$5,826
Other property-related revenue	160	9	169

Total revenue	5,798	197	5,995

Certain Expenses
Property operating expenses	1,483	45	1,528
Real estate taxes	565	12	577
Supervisory and administrative fees	316	11	327

Total certain expenses	2,364	68	2,432

Revenue in excess of certain expenses	$3,434	$129	$3,563

5. RELATED PARTY TRANSACTIONS

        The Optivest 2014 Properties are subject to agreements entered into with Optivest that provide for a fee equal to 6% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Optivest consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the Optivest 2014 Properties are employees of Optivest. The amounts charged by Optivest for salaries, wages and benefits for the Optivest 2014 Properties are included in property operating expenses and amounted to $526 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $944 for the year ended December 31, 2013, and $756 for the period commencing upon the later of January 1, 2012 or the respective acquisition date by Optivest through December 31, 2012.

6. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of the Guardian Properties for the years ended December 31, 2013 and 2012, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the Guardian Properties for the years ended December 31, 2013 and 2012, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the Guardian Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP
Denver, Colorado
November 21, 2014

Guardian Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through the Earlier of the Respective Acquisition Dates by NSA
or September 30, 2014 (Unaudited), and for the Years Ended December 31, 2013 and 2012

(dollars in thousands)

	2014(a)	2013	2012
	(Unaudited)
Revenue
Rental revenue	$14,473	$21,000	$20,302
Other property-related revenue	839	1,119	579

Total revenue	15,312	22,119	20,881

Certain Expenses
Property operating expenses	4,009	5,800	6,040
Real estate taxes	1,091	1,563	1,527
Supervisory and administrative fees	899	1,196	1,160

Total certain expenses	5,999	8,559	8,727

Revenue in excess of certain expenses	$9,313	$13,560	$12,154

(a)
See Note 3 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Guardian Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") acquired 13 self-storage properties during the nine months ended September 30, 2014, and is under contract to acquire an additional 13 self-storage properties (collectively, the "Guardian Properties") through Guardian Storage Centers, LLC ("Guardian"). Guardian is one of NSA's participating regional operators.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Guardian Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Guardian Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Guardian Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, was prepared on the same basis as the combined statements of revenue and certain expenses for the years ended December 31, 2013 and 2012, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Guardian Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $295 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $362 for the year ended December 31, 2013, and $354 for the year ended December 31, 2012.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Guardian Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $120 (unaudited) for the interim period

Guardian Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $163 for the year ended December 31, 2013, and $169 for the year ended December 31, 2012.

3. UNAUDITED INTERIM OPERATING RESULTS BY NSA ACQUISITION DATE

        Presented below is the unaudited revenue and certain expenses for each group of acquisitions for the interim period from January 1, 2014 through the earlier of the respective acquisition dates by NSA or September 30, 2014:

	NSA Acquisition Date
	April 1, 2014	May 31, 2014	July 1, 2014	September 17, 2014	Probable Acquisitions(a)	Total
Number of properties	2	2	2	7	13	26
Revenue
Rental revenue	$404	278	$482	$5,205	$8,104	$14,473
Other property-related revenue	21	23	43	267	485	839

Total revenue	425	301	525	5,472	8,589	15,312

Certain Expenses
Property operating expenses	87	126	168	1,099	2,529	4,009
Real estate taxes	39	17	54	464	517	1,091
Supervisory and administrative fees	22	18	31	368	460	899

Total certain expenses	148	161	253	1,931	3,506	5,999

Revenue in excess of certain expenses	$277	$140	$272	$3,541	$5,083	$9,313

(a)
Represents properties that NSA has a contractual right to acquire. See also Note 6.

4. RELATED PARTY TRANSACTIONS

        The Guardian Properties are subject to agreements entered into with Guardian for supervisory, administrative, leasing and related services. The fees range from approximately 4.0% to 6.5% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses.

        The employees responsible for operation of the Guardian Properties are employees of Guardian. The amounts charged by Guardian for salaries, wages and benefits for the Guardian Properties are included in property operating expenses and amounted to $1,566 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $2,465 for the year ended December 31, 2013, and $2,515 for the year ended December 31, 2012.

5. COMMITMENTS

        Five self-storage properties that comprise the Guardian Properties are subject to long-term ground lease agreements that are classified as operating leases. These five agreements provide for minimum

Guardian Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

5. COMMITMENTS (Continued)

lease terms that expire between 2024 and 2045. However, if the extension options are fully exercised, these expiration dates can be extended to expire between 2032 and 2076. Certain of the ground lease agreements provide for fixed increases in rents and, accordingly, Guardian has recognized lease expense on a straight-line basis over the entire minimum lease terms. The aggregate rent expense under all of these ground leases is included in property operating expenses and amounted to $637 (unaudited) for the interim period from January 1, 2014 through the earlier of the respective acquisition dates or September 30, 2014, $830 for the year ended December 31, 2013, and $812 for the year ended December 31, 2012.

        Future minimum commitments under ground leases with an initial or remaining term in excess of one year are as follows for the three months ended December 31, 2014 and the calendar years thereafter:

Period Ending December 31:
2014	$220
2015	883
2016	895
2017	903
2018	903
2019	917
Thereafter	9,585

Total	$14,306

6. SUBSEQUENT EVENTS

        During the period between October 1, 2014 and November 21, 2014, six properties were acquired by NSA that were classified in the table in Note 3 as "probable acquisitions". Management has evaluated the events and transactions that have occurred through November 21, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of the Storage Solutions Properties for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the Storage Solutions Properties for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the Storage Solutions Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

Storage Solutions Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and
for the Year Ended December 31, 2013

(dollars in thousands)

	2014	2013
	(Unaudited)
Revenue
Rental revenue	$1,266	$1,649
Other property-related revenue	14	23

Total revenue	1,280	1,672

Certain Expenses
Property operating expenses	297	414
Real estate taxes	116	159
Supervisory and administrative fees	77	101

Total certain expenses	490	674

Revenue in excess of certain expenses	$790	$998

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Storage Solutions Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") is under contract to acquire three self-storage properties (collectively, the "Storage Solutions Properties") through Storage Solutions Storage Centers, LLC ("Storage Solutions"). Storage Solutions has been designated as a participating regional operator of NSA.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Storage Solutions Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Storage Solutions Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Storage Solutions Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from January 1, 2014 through September 30, 2014 was prepared on the same basis as the combined statement of revenue and certain expenses for the year ended December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Storage Solutions Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $23 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $44 for the year ended December 31, 2013.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Storage Solutions Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $12 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $17 for the year ended December 31, 2013.

Storage Solutions Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

3. RELATED PARTY TRANSACTIONS

        The Storage Solutions Properties are subject to agreements entered into with Storage Solutions that provide for a monthly fee equal to the greater of $1,800 per property or 6% of gross revenue (as defined in the agreements). The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Storage Solutions consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the Storage Solutions Properties are employees of Storage Solutions. The amounts charged by Storage Solutions for salaries, wages and benefits for the Storage Solutions Properties are included in property operating expenses and amounted to $143 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $192 for the year ended December 31, 2013.

4. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of the All Stor Properties for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the All Stor Properties for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the All Stor Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

All Stor Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from the Earlier of January 1, 2014 or All Stor's Respective Acquisition Date Through
September 30, 2014 (Unaudited), and Period from the Later of March 14, 2013 or All Stor's Respective
Acquisition Date Through December 31, 2013

(dollars in thousands)

	2014(a)	2013(b)
	(Unaudited)
Revenue
Rental revenue	$4,575	$3,698
Other property-related revenue	276	131

Total revenue	4,851	3,829

Certain Expenses
Property operating expenses	1,326	996
Real estate taxes	296	220
Supervisory and administrative fees	291	230

Total certain expenses	1,913	1,446

Revenue in excess of certain expenses	$2,938	$2,383

(a)
See Note 3 for the number of properties and the related periods presented.

(b)
See Note 4 for the number of properties and the related periods presented.

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

All Stor Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") is under contract to acquire 12 self-storage properties (collectively, the "All Stor Properties") from All Stor Storage, LLC ("All Stor"). All Stor purchased these properties on various dates between March 14, 2013 and February 6, 2014.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the All Stor Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the All Stor Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the All Stor Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from the earlier of January 1, 2014 or All Stor's respective acquisition date (as set forth in Note 3) through September 30, 2014, was prepared on the same basis as the combined statement of revenue and certain expenses for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the All Stor Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $84 (unaudited) for the interim period from the earlier of January 1, 2014 or All Stor's respective acquisition date (as set forth in Note 3) through September 30, 2014, and $66 for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the All Stor Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $98 (unaudited) for the interim period

All Stor Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

from the earlier of January 1, 2014 or All Stor's respective acquisition date (as set forth in Note 3) through September 30, 2014, and $89 for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013.

3. UNAUDITED OPERATING RESULTS FOR 2014 BY ALL STOR ACQUISITION DATE

        Presented below is the unaudited revenue and certain expenses for 11 properties acquired by All Stor in 2013, which are included for the entire interim period from January 1, 2014 through September 30, 2014, and the acquisition completed by All Stor on February 6, 2014, which is included for the interim period from February 6, 2014 through September 30, 2014:

	Acquisition Date by All Stor
	Various Dates 2013	February 6, 2014	Total
Number of properties	11	1	12
Revenue
Rental revenue	$4,291	$284	$4,575
Other property-related revenue	256	20	276

Total revenue	4,547	304	4,851

Certain Expenses
Property operating expenses	1,231	95	1,326
Real estate taxes	280	16	296
Supervisory and administrative fees	273	18	291

Total certain expenses	1,784	129	1,913

Revenue in excess of certain expenses	$2,763	$175	$2,938

All Stor Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

4. OPERATING RESULTS FOR 2013 BY ALL STOR ACQUISITION DATE

        Presented below is the revenue and certain expenses for 11 properties acquired by All Stor in 2013, which are included for the period from the later of March 14, 2013 or All Stor's respective acquisition date through December 31, 2013:

	Date Acquired by All Stor
	March 14, 2013	April 4, 2013	May 9, 2013	May 23, 2013	August 28, 2013	Total
Number of properties	2	4	1	3	1	11
Revenue
Rental revenue	$508	$1,593	$380	$1,026	$191	$3,698
Other property-related revenue	9	101	3	18	—	131

Total revenue	517	1,694	383	1,044	191	3,829

Certain Expenses
Property operating expenses	179	427	85	267	38	996
Real estate taxes	40	114	24	38	4	220
Supervisory and administrative fees	31	102	23	63	11	230

Total certain expenses	250	643	132	368	53	1,446

Revenue in excess of certain expenses	$267	$1,051	$251	$676	$138	$2,383

5. RELATED PARTY TRANSACTIONS

        The All Stor Properties are subject to agreements that provide for a fee equal to 6% of gross revenue (as defined in the agreements). These agreements were entered into with Square Foot Management Company, LLC ("Square Foot"), an affiliate of All Stor. The amounts incurred under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by Square Foot consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the All Stor Properties are employees of Square Foot. The amounts charged by Square Foot for salaries, wages and benefits for the All Stor Properties are included in property operating expenses and amounted to $578 (unaudited) for the interim period from the earlier of January 1, 2014 or All Stor's respective acquisition date (as set forth in Note 3) through September 30, 2014, and $432 for the period from the later of March 14, 2013 or All Stor's respective acquisition date (as set forth in Note 4) through December 31, 2013.

6. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of the Move It Properties for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statement of the Move It Properties for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and is not intended to be a complete presentation of revenue and expenses of the Move It Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 21, 2014

Move It Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through September 4, 2014 (Unaudited), and
for the Year Ended December 31, 2013

(dollars in thousands)

	2014	2013
	(Unaudited)
Revenue
Rental revenue	$3,951	$5,501
Other property-related revenue	55	81

Total revenue	4,006	5,582

Certain Expenses
Property operating expenses	1,262	2,189
Real estate taxes	390	499

Total certain expenses	1,652	2,688

Revenue in excess of certain expenses	$2,354	$2,894

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Move It Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") acquired nine self-storage properties on September 4, 2014 (collectively, the "Move It Properties") through Move It Self Storage, LP ("Move It"). Move It is one of NSA's participating regional operators.

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Move It Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Move It Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Move It Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from January 1, 2014 through September 4, 2014, was prepared on the same basis as the combined statement of revenue and certain expenses for the year ended December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Move It Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $44 (unaudited) for the interim period from January 1, 2014 through September 4, 2014, and $160 for the year ended December 31, 2013.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Move It Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $61 (unaudited) for the interim period from January 1, 2014 through September 4, 2014, and $125 for the year ended December 31, 2013.

4. RELATED PARTY TRANSACTIONS

        The employees responsible for operation of the Move It Properties are employees of Move It. The amounts charged by Move It for salaries, wages and benefits for the Move It Properties are included in

Move It Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

4. RELATED PARTY TRANSACTIONS (Continued)

property operating expenses and amounted to $622 (unaudited) for the interim period from January 1, 2014 through September 4, 2014, and $987 for the year ended December 31, 2013.

5. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 21, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying combined statements of revenue and certain expenses of the Shreveport Properties for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the Shreveport Properties for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the Shreveport Properties. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 5, 2014

Shreveport Properties

Combined Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and
for the Year Ended December 31, 2013

(dollars in thousands)

	2014	2013
	(Unaudited)
Revenue
Rental revenue	$1,562	$2,109
Other property-related revenue	14	2

Total revenue	1,576	2,111

Certain Expenses
Property operating expenses	323	370
Real estate taxes	163	220
Supervisory and administrative fees	179	246

Total certain expenses	665	836

Revenue in excess of certain expenses	$911	$1,275

The accompanying notes are an integral part of these combined statements of revenue and certain expenses.

Shreveport Properties

Notes to Combined Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") is under contract to acquire five self-storage properties (collectively referred to as the "Shreveport Properties") through Shreve Storage Equities, L.L.C. and NBI Properties, L.L.C. (collectively referred to as "Shreve").

        The accompanying combined statements of revenue and certain expenses (the "Statements") of the Shreveport Properties have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the Shreveport Properties for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the Shreveport Properties.

        The unaudited interim combined statement of revenue and certain expenses for the period from January 1, 2014 through September 30, 2014 was prepared on the same basis as the combined statement of revenue and certain expenses for the year ended December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the Shreveport Properties are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $41 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $68 for the year ended December 31, 2013.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the Shreveport Properties were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $86 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $94 for the year ended December 31, 2013.

Shreveport Properties

Notes to Combined Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

3. RELATED PARTY TRANSACTIONS

        The Shreveport Properties are subject to a monthly fee payable to Realta Property Services, LLC ("Realta") at the rate of 12% of collected revenue. The amounts incurred under this arrangement are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. Realta is an affiliate of Shreve and the services provided by Realta consist of operational, supervisory, administrative, leasing, payroll and related services.

4. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 5, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying statements of revenue and certain expenses of the North 10 Property for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the North 10 Property for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the North 10 Property. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP
Denver, Colorado
November 21, 2014

North 10 Property

Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through July 31, 2014 (Unaudited), and for the Year Ended December 31, 2013

(dollars in thousands)

	2014	2013
	(Unaudited)
Revenue
Rental revenue	$342	$568
Other property-related revenue	1	6

Total revenue	343	574

Certain Expenses
Property operating expenses	145	188
Real estate taxes	36	69

Total certain expenses	181	257

Revenue in excess of certain expenses	$162	$317

The accompanying notes are an integral part of these statements of revenue and certain expenses.

North 10 Property

Notes to Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        On July 31, 2014, National Storage Affiliates Trust ("NSA") acquired a self-storage property from North 10 Storage Centers, LLC (the "North 10 Property").

        The accompanying statements of revenue and certain expenses (the "Statements") of the North 10 Property have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the North 10 Property for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the North 10 Property.

        The unaudited interim statement of revenue and certain expenses for the period from January 1, 2014 through July 31, 2014, was prepared on the same basis as the statement of revenue and certain expenses for the year ended December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the North 10 Property are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the North 10 Property were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $6 (unaudited) for the period from January 1, 2014 through July 31, 2014, and $10 for the year ended December 31, 2013.

3. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 21, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

REPORT OF INDEPENDENT AUDITORS

To National Storage Affiliates Trust:

        We have audited the accompanying statements of revenue and certain expenses of the LBJ Property for the year ended December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements of revenue and certain expenses. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statements of revenue and certain expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and certain expenses described in Note 1 to the financial statements of the LBJ Property for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the financial statements, the statements of revenue and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of National Storage Affiliates Trust, and are not intended to be a complete presentation of revenue and expenses of the LBJ Property. Our opinion is not modified with respect to this matter.

/s/ EKS&H LLLP

Denver, Colorado
November 21, 2014

LBJ Property

Statements of Revenue and Certain Expenses

Interim Period from January 1, 2014 Through September 30, 2014 (Unaudited), and for the Year Ended December 31, 2013

(dollars in thousands)

	2014	2013
	(Unaudited)
Revenue
Rental revenue	$245	$322
Other property-related revenue	11	7

Total revenue	256	329

Certain Expenses
Property operating expenses	105	141
Real estate taxes	15	19
Supervisory and administrative fees	20	27

Total certain expenses	140	187

Revenue in excess of certain expenses	$116	$142

The accompanying notes are an integral part of these statements of revenue and certain expenses.

LBJ Property

Notes to Statements of Revenue and Certain Expenses

(dollars in thousands)

1. BASIS OF PRESENTATION

        National Storage Affiliates Trust ("NSA") is under contract to acquire a self-storage property (the "LBJ Property") through Move It Self Storage, LP ("Move It"). Move It is one of NSA's participating regional operators.

        The accompanying statements of revenue and certain expenses (the "Statements") of the LBJ Property have been prepared pursuant to Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. Accordingly, the Statements are not representative of the entire operations of the LBJ Property for the periods presented as certain items are excluded. Such omitted items consist of depreciation and amortization, interest expense, and administrative costs not directly related to the future operations of the LBJ Property.

        The unaudited interim statement of revenue and certain expenses for the period from January 1, 2014 through September 30, 2014, was prepared on the same basis as the statement of revenue and certain expenses for the year ended December 31, 2013, and reflects all adjustments, consisting of only normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results of the unaudited interim period. The results of the unaudited interim period are not necessarily indicative of the expected results for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition.    Management has determined that all of the leases associated with the LBJ Property are operating leases, which may be terminated on a month-to-month basis. Rental income is recognized ratably over the lease term using the straight-line method. Rents received in advance are deferred and recognized on a straight-line basis over the related lease term associated with the prepayment. Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term. Other property-related revenue consists of ancillary revenues such as tenant insurance commissions and sales of storage supplies, which are recognized in the period earned.

        Advertising Costs.    Advertising costs are primarily attributable to internet, directory and other advertising. Advertising costs were expensed in the period in which the cost was incurred. Advertising costs amounted to $12 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $18 for the year ended December 31, 2013.

        Repairs and Maintenance.    Major replacements and betterments that improved or extended the life of the LBJ Property were capitalized. Expenditures for ordinary repairs and maintenance were expensed as incurred. Repairs and maintenance amounted to $12 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $22 for the year ended December 31, 2013.

3. RELATED PARTY TRANSACTIONS

        The LBJ Property is subject to an agreement entered into with an affiliate of Move It that provides for a fee equal to 6% of gross revenue (as defined in the agreement). The amounts incurred

LBJ Property

Notes to Statements of Revenue and Certain Expenses (Continued)

(dollars in thousands)

3. RELATED PARTY TRANSACTIONS (Continued)

under these agreements are included in supervisory and administrative fees in the accompanying combined statements of revenue and certain expenses. The services provided by the affiliate consist of supervisory, administrative, leasing and related services.

        The employees responsible for operation of the LBJ Property are employees of the affiliate of Move It. The amounts charged by the affiliate for salaries, wages and benefits for the LBJ Property are included in property operating expenses and amounted to $22 (unaudited) for the interim period from January 1, 2014 through September 30, 2014, and $37 for the year ended December 31, 2013.

4. SUBSEQUENT EVENTS

        Management has evaluated the events and transactions that have occurred through November 21, 2014, the date that the Statements were available to be issued, and noted no items requiring adjustment of the Statements or additional disclosure.

        Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                        Shares

National Storage Affiliates Trust

Common Shares

PROSPECTUS

Jefferies

Morgan Stanley

Wells Fargo Securities

, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

        The following table shows the fees and expenses to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee		$650
NYSE listing fee	$		*
Legal fees and expenses (including Blue Sky fees)*	$		*
Accounting fees and expenses*	$		*
Printing and engraving expenses*	$		*
Transfer agent fees and expenses*	$		*
Miscellaneous	$		*

Total	$

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent sales of unregistered securities.

        On June 7, 2013, National Storage Affiliates Trust issued 1,000 common shares to National Storage Affiliates Holdings, LLC at a price per share of $0.01 for an aggregate purchase price of $10.

        This issuance of the common shares described above was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering.

Item 34.    Indemnification of Trustees and Officers.

        Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the real estate investment trust and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The registrant's declaration of trust contains such a provision that eliminates the liability of the registrant's trustees and officers to the maximum extent permitted by Maryland law.

        The registrant's declaration of trust authorizes it, and its bylaws require it, to the maximum extent permitted by Maryland law, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer or (ii) any individual who, while serving as the registrant's trustee or officer and at its request, serves or has served as a trustee, director, officer, partner, member or manager of another real estate investment trust, corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise, in either case, who is made a party to, or witness in, a proceeding by reason of his or her service in such capacity, from and against any claim or liability to which such person may become subject or which such person may incur by reason of such service. The registrant's declaration of trust and bylaws also permit the registrant to indemnify and advance expenses to any person who serves any predecessor of the registrant in any of the capacities described above and to any employee or agent of the registrant or a predecessor of the registrant. The registrant also will enter into indemnification agreements with its trustees and executive officers that address similar matters, as described below.

        Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or on behalf of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (i) a written affirmation by the director or officer of his or her or good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        Upon the completion of this offering and the formation transactions, the registrant expects to enter into customary indemnification agreements with each of its trustees and executive officers that will obligate the registrant to indemnify them to the maximum extent permitted under Maryland law. The agreements will require the registrant to indemnify the trustee or officer, or the indemnitee, against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding other than one initiated by or on the registrant's behalf. In addition, the indemnification agreements will require the registrant to indemnify the indemnitee against all amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding that is brought by or on the registrant's behalf. In either case, the indemnitee will not be entitled to indemnification if it is established that one of the prohibitions on indemnification under Maryland law exists.

        In addition, the indemnification agreements will require the registrant to advance, without a preliminary determination of the indemnitee's entitlement to indemnification thereunder, reasonable expenses incurred by the indemnitee within ten days of the receipt by the registrant of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

  •
  a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct necessary for indemnification; and

  •
  a written undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined that the standard of conduct was not met.

        The indemnification agreement also will provide for procedures for the determination of entitlement to indemnification, including requiring that such determination be made by independent counsel after a change in control of the registrant.

Item 35.    Treatment of proceeds from stock being registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

  (a)
  Financial Statements.    See page F-1 for an index to the financial statements and schedules included in this registration statement.

  (b)
  Exhibits.    The Exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 37.    Undertakings.

  (a)
  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to trustees, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c)
  The undersigned registrant hereby further undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on                        , 2014.

National Storage Affiliates Trust
By:
Name:
Title:

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Arlen D. Nordhagen and Tamara D. Fischer, and each of them, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the common shares under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

Arlen D. Nordhagen	chairman nominee of the board of trustees, president, and chief executive officer (principal executive officer)	, 2014
Tamara D. Fischer	chief financial officer (principal accounting and financial officer)	, 2014
, 2014
, 2014
, 2014

Name	Title	Date

, 2014
, 2014
, 2014

EXHIBIT INDEX

Exhibit number		Exhibit description
1.1	*	Form of Underwriting Agreement by and between National Storage Affiliates Trust, NSA OP, LP and the underwriters named therein

3.1	*	Form of Articles of Amendment and Restatement of National Storage Affiliates Trust

3.2	*	Form of Amended and Restated Bylaws of National Storage Affiliates Trust

3.3	*	Third Amended and Restated Agreement of Limited Partnership of NSA OP, LP

3.4	*	Form of DownREIT Limited Partnership Agreement

3.5	*	Form of Partnership Unit Designation of NSA OP, LP

4.1	*	Specimen Common Share Certificate of National Storage Affiliates Trust

5.1	*	Opinion of Clifford Chance US LLP (including consent of such firm)

8.1	*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)

10.1	*	Form of 2014 National Storage Affiliates Trust Equity Incentive Plan

10.2	*	NSA OP, LP, 2013 Long-Term Incentive Plan

10.3	*	Form of Restricted Share Unit Award Agreement

10.4	*	Form of Restricted Share Award Agreement

10.5	*	Form of Registration Rights Agreement, by and among National Storage Affiliates Trust and the parties listed on Schedule I thereto

10.6	*	Form of Indemnification Agreement

10.7	*	Form of Employment Agreement, dated , by and between National Storage Affiliates Trust and

10.8	*	Form of Employment Agreement, dated , by and between National Storage Affiliates Trust and

10.9	*	Form of Facilities Portfolio Management Agreement

10.10	*	Form of Asset management agreement

10.11	*	Form of Contribution Agreement

10.12	*	Credit Agreement dated as of April 1, 2014 by and among NSA OP, LP, and certain of its subsidiaries, as Borrowers, National Storage Affiliates Trust and National Storage Affiliates Holdings, LLC, as Guarantors, the lenders from time to time party hereto, KeyBank National Association, as Administrative Agent, with Keybanc Capital Markets Inc., as Sole Bookrunner and Lead Arranger, and PNC Bank, National Association, and Wells Fargo Bank, National Association, as Co-Syndication Agents

10.13	*	Increase Agreement, dated as of July 21, 2014, by and among NSA OP, LP and certain of its Subsidiaries party to the Credit Agreement, as Borrowers, National Storage Affiliates Trust and National Storage Affiliates Holdings, LLC, as Guarantors, the lenders from time to time party hereto, and KeyBank National Association, as Administrative Agent for the Lenders.

21.1	*	List of subsidiaries of National Storage Affiliates Trust

23.1	*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)

Exhibit number		Exhibit description
23.2	*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)

23.3	*	Consent of KPMG for National Storage Affiliates Trust and NSA Predecessor

23.4	*	Consent of EKS&H LLLP

24.1	*	Power of Attorney (included on the signature page to the Registration Statement)

99.1	*	Consent of Arlen D. Nordhagen as a trustee nominee

99.2	*	Consent of as a trustee nominee

*
To be filed by amendment

†
Filed previously